 Exhibit 99.1

The Toronto-Dominion Bank
Notice of Annual Meeting of Common Shareholders
WHEN Thursday, April 16, 2026 9:30 a.m. (Eastern)
WHERE
In person:	Webcast:
The Design Exchange, TD Centre, 234 Bay Street, Toronto, Ontario	https://meetings.lumiconnect.com/400-292-959-377 password: td2026 (case sensitive)
Please visit www.td.com/annual-meeting/2026 prior to the meeting for the most up to date information about the meeting.
Business of the Meeting
At the meeting, shareholders will be asked to:
1.
Receive the financial statements for the year ended October 31, 2025, and the auditor’s report on the statements

2.
Elect directors

3.
Appoint the auditor

4.
Consider an advisory resolution on the approach to executive compensation disclosed in the management proxy circular

5.
Consider and, if thought fit, approve amendments to The Toronto-Dominion Bank 2000 Stock Incentive Plan

6.
Consider the shareholder proposals set out on pages 132 to 148 of the management proxy circular

7.
Consider any other business which may properly come before the meeting

You can read about each item of business beginning on page 3 of the management proxy circular.
Holders of common shares as of the close of business on February 17, 2026, the record date for the meeting, are eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act (Canada) (Bank Act) restrictions. There were 1,668,829,679 common shares of The Toronto-Dominion Bank outstanding on February 17, 2026.
As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions, the bank is using notice-and-access to deliver the management proxy circular to its registered and non-registered (beneficial) shareholders. This means that the management proxy circular is being posted online for you to access rather than being mailed. The management proxy circular is available at www.meetingdocuments.com/tsxt/td/, on the bank’s website at www.td.com, on SEDAR+ at https://www.sedarplus.ca, and on the U.S. Securities and Exchange Commission (SEC) website at www.sec.gov. If you prefer to have a paper copy, you can request one from the bank’s transfer agent in the manner described on page 149 of the management proxy circular.

Your vote is important. Whether you plan to attend the meeting or are unable to do so, we encourage you to vote your shares in advance. To ensure your vote is counted, proxies must be received by the bank’s transfer agent or Corporate Secretary at least 48 hours prior to the meeting. Detailed voting instructions for registered and non-registered (beneficial) shareholders begin on page 7 of the management proxy circular.

By order of the Board of Directors
Antonietta Di Girolamo
Corporate Secretary
Toronto, Ontario, Canada
February 17, 2026

Dear Shareholders,
We look forward to welcoming you to TD’s 170th Annual Meeting of Shareholders on Thursday, April 16, 2026 where we will review the progress of the past year, discuss the work ahead, and answer your questions. Your participation is important, and we encourage you to attend in person or virtually.
2025 was a year of change, renewal and significant progress. Throughout the year, we took decisive steps to strengthen our bank, enhance performance, and create long-term value for our shareholders.
Strategy and Execution
At our September 2025 Investor Day, we laid out a clear path forward across three strategic pillars:
•
To accelerate growth by driving Deeper Relationships with our clients, serving more of their needs and building lasting connections.

•
To build a Simpler and Faster organization that outpaces the significant changes taking place in the operating environment, harnesses innovation and AI, and exceed the expectations of our clients.

•
To operate with Disciplined Execution, optimizing our use of capital, resetting our cost base, and further strengthening governance and controls to build long-term shareholder value.

As we advanced our strategy, we also took important steps to return value to shareholders. In early 2025, we sold our stake in The Charles Schwab Corporation and initiated a buy-back of $8 billion of TD stock. In January 2026, we commenced a new stock buy-back program of $7 billion. We also increased our dividend to $1.08 per share, reflecting our continued confidence in the long-term earnings power of the bank.
Purpose | Promise | Culture
Macroeconomic dynamics continue to evolve, and technology and innovation are disrupting industries and changing how we live and work. New pressures, from affordability to skills development, are impacting our clients and our society.
The pace of change will only accelerate. Winning organizations must adapt and address these challenges with focus and determination.
In 2025, our more than 100,000 colleagues rallied around a new purpose: to reimagine what banking can be, for our clients, our colleagues and our communities. This purpose inspires us to move past the status quo, innovate, and guide our bank and all those who rely on us successfully into the future.
The changes taking place around us directly impact the 28 million clients we serve globally. In this complex, shifting and increasingly AI-enabled world, we are building differentiated experiences to deliver a new promise to our clients; a promise that is unique to TD. In every interaction, transaction and engagement, we will be Remarkably Human and Refreshingly Simple.
To express this promise to our clients, we launched a new, enterprise-wide brand platform: More Human. This brand positioning will be featured in our advertising and across our businesses to drive the next phase of growth for TD.
To build long-term shareholder value, we need the best talent, fully engaged, empowered to do their best work and achieve their full potential. In the fall of 2025, we introduced a new culture framework. One that will elevate How we Work and How we Lead. High-performing talent, backed by a culture that inspires excellence, is a competitive advantage. We are embedding this culture across TD to unlock the curiosity, courage and accountability needed to win.
Governance and Controls
The Board plays an integral role in our success and is committed to the highest standards of good governance. In 2025, five new independent directors joined the Board, a new Chair was appointed, and the Board’s committees were refreshed. With deep expertise and experience drawn from across multiple sectors, the Board is highly engaged, overseeing strategy and challenging management on behalf of shareholders.

Board and management remain focused on our U.S. AML remediation efforts, our top priority. We are investing in talent, technology and new processes to build a leading program that protects the bank, our clients and the financial system.
We are building an exciting future on stronger foundations.
Thank You
The progress and outcomes we delivered in 2025 would not have been possible without the tremendous efforts of TD colleagues. We thank them for their commitment and dedication.
We also thank our clients for their confidence and you, our shareholders, for your continued support. We work hard, every day, to earn your trust.
We look forward to seeing you at our Annual Meeting.
Thank you,

John MacIntyre Chair of the Board	Raymond Chun Group President and Chief Executive Officer

TD is committed to communicating effectively and responsively with shareholders, other interested parties and the public. TD offers shareholders several ways to communicate directly with the independent directors through the Board Chair, including by email c/o TD Shareholder Relations at tdshinfo@td.com. Emails from shareholders expressing an interest in communicating directly with the independent directors will be provided to the Board Chair.

Document at a Glance
You have received this management proxy circular because you owned TD common shares as of the close of business on February 17, 2026 (the record date) and are entitled to vote at our annual meeting.
This document tells you about the meeting, governance, executive compensation, other information, and shareholder proposals at TD. It is comprised of five distinct sections to make it easy to find what you are looking for and to assist you in advance of voting.
1	About the Meeting Read about the items of business, the director nominees, and other meeting logistics, including how to vote your shares and attend the meeting.
2	Governance Learn about the board’s approach to governance and our industry-leading practices.
3	Executive Compensation Find out what we paid our executives in fiscal 2025 and why.
4	Other Information Read additional disclosure and administrative information about the bank.
5	Shareholder Proposals Read the proposals we received from shareholders and learn why we recommend voting against each proposal.

All information in this management proxy circular (circular) is as of February 9, 2026, and all dollar amounts are in Canadian dollars, unless otherwise stated. In this circular, the “bank” and “TD” refer to The Toronto-Dominion Bank, “you” and “your” refer to holders of the bank’s common shares, and “common shares” and “shares” refer to the bank’s common shares.

For further information about TD’s annual general meeting of shareholders being held on April 16, 2026 (and any adjournment or postponement thereof) and the board of directors’ recommendations on the matters to be voted on at the meeting, and related information, visit the bank’s website at www.td.com/annual-meeting/2026. If you have any questions or require voting assistance, please contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (416-304-0211 outside North America) or by email at assistance@laurelhill.com, or text the word INFO to 416-304-0211 or 1-877-452-7184.

Financial information about the bank is found in its comparative consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2025 (2025 MD&A). Financial information and additional information about the bank are available on the bank’s website (www.td.com), SEDAR+ (www.sedarplus.ca), and on the SEC website (www.sec.gov), or can be obtained free of charge on request from TD Shareholder Relations using the contact information on page 149 of this circular.
Please read our “Caution Regarding Forward-Looking Statements” beginning on page 150 of this circular.

What’s Inside

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1	About the Meeting
Delivery of Meeting Materials
Notice-and-Access
As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions, the bank is using notice-and-access to deliver its circular to registered and non-registered (beneficial) shareholders. The bank is also using notice-and-access to deliver its annual report to its non-registered (beneficial) shareholders.
This means that, instead of receiving a paper copy of the meeting materials, you will receive a notice explaining how to access these materials online. You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares. Notice-and-access helps reduce printing and postage costs and contributes to the protection of the environment by reducing paper and energy use.
The meeting materials are available at https://www.meetingdocuments.com/tsxt/td/, on the bank’s website at www.td.com, on SEDAR+ at www.sedarplus.ca, and on the SEC website at www. sec.gov. If you prefer to have a paper copy, you can request one from the bank’s transfer agent in the manner described below. Prior to the meeting, a copy of the meeting materials will be sent to you (at no cost to you) within three business days of your request.
How to request a paper copy of the meeting materials
Upon request, the bank will provide a paper copy of the meeting materials to any shareholder, free of charge, for a period of one year from the date the circular was filed on SEDAR+. To request a paper copy, please call the bank’s Canadian transfer agent at 1-888-433-6443 (toll free in Canada and the United States).
Who to contact if you have questions about notice-and-access
If you have any questions about notice-and-access, please call the bank’s Canadian transfer agent at 1-888-433-6443 (toll free in Canada and the United States).
Electronic Delivery of Shareholder Materials
The bank offers electronic delivery (e-delivery) of shareholder materials, including this circular, the notice-and-access notice, and the form of proxy or voting instruction form, for registered shareholders and non-registered (beneficial) shareholders. Shareholders who have enrolled in e-delivery will be notified via email when documents are made available, at which time they can be viewed and/or downloaded from www.td.com/investor. How you enroll depends on whether you are a non-registered (beneficial) or registered shareholder. The chart below outlines the process by which shareholders can sign up for e-delivery.
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	Before the Meeting	After the Meeting
Registered Shareholders (Certificate)	Call the bank’s Canadian transfer agent TSX Trust Company at 1-888-433-6443.	Sign up for e-delivery at services.tsxtrust.com/edelivery or by contacting TSX Trust Company for further instructions (contact information is provided on page 149 of this circular).
Registered Shareholders (DRS)	Go to www.investorvote.com/TDM and use the control number provided on your form of proxy.	Sign up for e-delivery at www.computershare.com/ investor or by contacting Computershare for further instructions (contact information is provided on page 149 of this circular).
Non-Registered (Beneficial) Shareholders	Go to www.proxyvote.com and use the 16-digit control number provided on your voting instruction form. Click Delivery Settings and follow the prompts to complete your enrollment.	Contact your intermediary.
Business of the Meeting
Receive Financial Statements
The bank’s comparative consolidated financial statements and 2025 MD&A, together with the auditor’s report on those statements, will be presented to the bank’s shareholders at the meeting. These documents are included in the bank’s 2025 annual report, which has been made available to shareholders through notice-and-access and is available at www.td.com, at www.sedarplus.ca, and in the bank’s annual report on Form 40-F at www.sec.gov.
Elect Directors
The 14 nominees proposed for election as directors were unanimously recommended to the board of directors by the corporate governance committee. All nominees are currently directors of the bank. Information about each nominated director can be found in the “Director Nominees” section of this circular. The bank’s Majority Voting Policy is described beginning on page 55 of this circular.
Unless otherwise instructed, the persons designated by the bank in the form of proxy or voting instruction form intend to vote FOR each of the nominees listed in the “Director Nominees” section of this circular. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise instructed, the persons designated by the bank in the form of proxy or voting instruction form may vote in their discretion for any substitute nominee(s).
The board recommends that you vote FOR the election as director of each nominee whose name is set out under the heading “Director Nominees”.
Appoint Auditor
The audit committee of the board of directors has assessed the performance and independence of Ernst & Young LLP (EY), the bank’s current auditor, and the board recommends that EY be reappointed as auditor of the bank (the shareholders’ auditor) until the close of the next annual shareholders’ meeting. Unless otherwise instructed, the persons designated by the bank in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of EY as the shareholders’ auditor. EY was appointed as the shareholders’ auditor for the year ended October 31, 2025, in accordance with the Bank Act and upon the recommendation by the audit committee, and has been the bank’s sole independent external auditor since the beginning of the year ended October 31, 2006. A representative of EY will be in attendance at the meeting and available to answer your questions. Information about the shareholders’ auditor, including fees paid in fiscal 2025 and how the bank evaluates the auditor can be found immediately below.
The board recommends that you vote FOR the appointment of Ernst & Young LLP as auditor.
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Pre-Approval Policies and External Auditor Service Fees
The bank’s audit committee has implemented a policy restricting the services that may be performed by the shareholders’ auditor for the bank, its subsidiaries and entities over which it has significant influence. Any service to be performed by the shareholders’ auditor must be permitted by law and the policy, and must be pre-approved by the audit committee pursuant to the policy, along with the associated fees for those services. For further information with respect to the audit committee, including its charter and composition, the relevant education and experience of its members, its pre-approval policies and the shareholders’ auditor service fees, please see the discussion under the headings “Audit Committee”, “Additional Information Regarding the Audit Committee and External Auditor”, “Pre-Approval Policies and External Auditor Service Fees” and “Appendix C” in the bank’s 2025 annual information form (https://www.td.com/ca/en/about-td/for-investors/investor-relations/financial-information/annual-information-form or www.sedarplus.ca).
The fees paid to EY, the current shareholders’ auditor, for services performed during the past two fiscal years are detailed in the table below.
(thousands of Canadian dollars)
	Fees paid to Ernst & Young LLP
	2025	2024
Audit fees(1)	$49,026	$47,280(2)
Audit-related fees(3)	5,741	3,893
Tax fees(4)	667	815
All other fees(5)	777	25
Total Bank and Subsidiaries	$56,211	$52,013(2)
Investment Funds(6)
– Public Funds	2,649	2,849
– Private Funds	4,693	3,571
Total Investment Funds	$7,342	$6,420
Total Fees	$63,553	$58,433(2)

(1)
Audit fees are fees for the professional services in connection with the audit of the bank’s financial statements including the audit of internal control over financial reporting, the audit of its subsidiaries, and other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements.

(2)
Audit fees were adjusted to reflect final cost of audit services performed during fiscal 2024.

(3)
Audit-related fees are fees for assurance and related services that are performed by the external auditor. These services include: employee benefit plan audits; audit of charitable organizations; audit services for certain special purpose entities administered by the bank; accounting and tax consultation in connection with mergers, acquisitions, divestitures and restructurings; application and general controls reviews; interpretation of accounting, tax and reporting standards; assurance services or specified procedures that are not statutory audits; reports on control procedures at a service organization; translation of financial statements and reports in connection with the audit or review; and information technology advisory services.

(4)
Tax fees comprise general tax planning and advice related to mergers and acquisitions and financing structures; electronic and paper-based tax knowledge publications; income and commodity tax compliance and advisory services; and transfer pricing services and customs and duties issues.

(5)
All other fees include fees for benchmark studies; regulatory advisory services; and performance and process improvement services.

(6)
Includes fees for professional services provided by EY for certain investment funds managed by subsidiaries of the bank. The fees mainly relate to audit services; $421 thousand (2024 – $566 thousand) relates to tax and other services. In addition to other administrative costs, the subsidiaries are responsible for the auditors’ fees for professional services rendered in connections with the annual audits, statutory and regulatory filings, and other services for the investment funds, in return for a fixed administration fee. For certain funds, these fees are paid directly by the funds.

Advisory Vote on Approach to Executive Compensation
Shareholders may cast an advisory vote on the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular. These sections describe the role of the human resources committee in overseeing compensation at the bank, as well as the bank’s executive compensation principles, decisions and the key design features of compensation plans for executives.
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Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the following resolution:
“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Executive Compensation sections of the management proxy circular.”
The human resources committee and the board welcome questions and comments about executive compensation at TD. The human resources committee and the board maintain an open dialogue with shareholders and take all feedback into consideration when evaluating the principles and features of executive compensation and making compensation decisions. See page 149 for our contact information. Shareholders may communicate directly with the Board Chair, on behalf of the human resources committee and the board, by email: c/o TD Shareholder Relations at tdshinfo@td.com. While the advisory vote is non-binding, the human resources committee and the board will take the results of the vote into account, as they consider appropriate, when considering future compensation policies, procedures and decisions. If a significant number of the shares represented at the meeting are voted against the advisory resolution, the Board Chair will oversee a process to better understand opposing shareholders’ specific concerns. The human resources committee will then review the approach to executive compensation in the context of shareholders’ specific concerns and may make recommendations to the board of directors. Following the review by the human resources committee, the bank will aim to disclose a summary of the process undertaken and an explanation of any resulting changes to executive compensation within six months of the shareholders’ meeting and, in any case, not later than in the management proxy circular relating to the subsequent annual shareholders’ meeting.
At its 2025 annual meeting of shareholders held on April 10, 2025, the bank received 84.2% shareholder support for its non-binding advisory vote on the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of the bank’s 2025 management proxy circular. For more information on the steps taken by the human resources committee and the board to engage extensively with stakeholders on executive compensation, please see the “Measures for Receiving Stakeholder Feedback” and “Executive Compensation” sections of this circular.
The board recommends that you vote FOR the approach to executive compensation.
Amendments to the 2000 Stock Incentive Plan
In 2000, shareholder and Toronto Stock Exchange (TSX) approval was obtained to implement the bank’s 2000 Stock Incentive Plan. The purpose of the 2000 Stock Incentive Plan is to: further align the interests of senior executives of the bank with those of its shareholders by promoting share ownership; encourage participants to focus on increasing shareholder value over the long-term; and support the attraction and retention of key executive resources in an increasingly competitive market. For more information on the general terms of the plan, please see the “Stock Options” section of this circular, starting on page 127.
Approve the issuance of additional common shares
Since its inception, shareholders have authorized the issuance of 45 million common shares under the 2000 Stock Incentive Plan. The last increase in the number of shares issuable under the 2000 Stock Incentive Plan was approved by 88.5% of shareholders in March 2012, for an additional 15,000,000 shares. The January 31, 2014 stock dividend resulted in an adjustment to the maximum number of common shares issuable under the plan from 45 million to 68,093,052 to reflect an additional 10,250,728 shares being authorized for issuance upon the exercise of options that were granted and outstanding at the time and an additional 12,842,324 shares being available for issuance to satisfy future grants. As of February 9, 2026, 66,332,183 options have been granted, excluding options which have been forfeited or cancelled. The exercise of options has resulted in the issuance of 51,165,635 common shares. As of February 9, 2026, options to issue 1,760,869 common shares remain available for grant. Based on the current number of options available for grant, the current burn rate and the bank’s grant methodology, it is proposed to increase the number of common shares available for issuance under the 2000 Stock Incentive Plan by an additional 15 million shares in order to continue the 2000 Stock Incentive Plan through the next several years.
The table below shows the total number of common shares reserved for issuance under the 2000 Stock Incentive Plan pursuant to outstanding grants and potential future grants, before and after the proposed issuance of additional common shares. The total stock options outstanding and available for grant as a percentage of common shares outstanding, also known as overhang, will increase to 1.89%, which is well within best practice guidelines. See the “Stock Options” section of this circular starting on page 127 for the details of the dilution, overhang and burn rate ratios as of October 31, 2025.
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	Securities to be issued upon exercise of outstanding stock options (a)		Number of securities remaining available for future issuance (excluding securities reflected in column (a)) (b)		Total stock options outstanding and available for grant (a) + (b)
2000 Stock Incentive Plan	% of common shares outstanding	Number	% of common shares outstanding	Number	% of common shares outstanding	Number
As at December 31, 2025	0.89%	14,982,419	0.10%	1,760,869	1.00%	16,743,288
To be approved at the annual meeting	—	—	0.89%	15,000,000	0.89%	15,000,000
Total	0.89%	14,982,419	0.99%	16,760,869	1.89%	31,743,288
Housekeeping amendments to the amending provisions
In addition to the revision to the number of shares authorized to be issued, it is proposed that a required “housekeeping” change to the amending provisions of the bank’s 2000 Stock Incentive Plan be approved, in order to align the plan language with the guidance currently published in the TSX Company Manual. Specifically, it is proposed that the “Amendment and Termination” provision of the plan be updated to clarify that any amendment that is not included in the list of changes requiring shareholder approval will not require shareholder approval. For more information on the “Amendment and Termination” provisions of the plan, please see “Stock Options — Plan Features” on page 128. A copy of the 2000 Stock Incentive Plan reflecting the proposed amendments is available at: www.td.com/annual-meeting/2026.
Resolutions
The issuance of 15 million additional shares and the update of the “Amendment and Termination” provisions of the 2000 Stock Incentive Plan were approved by the board of directors on December 3, 2025, subject to approval by the TSX and shareholders. The TSX has approved these amendments, subject to approval by shareholders. To fully implement these revisions, the resolutions set out below will be presented at the meeting for shareholders to consider and, if thought fit, to pass. To be effective, each resolution must be passed by a majority of the votes cast by shareholders at the meeting. Unless otherwise instructed, the persons designated in the form of proxy or voting instruction form intend to vote FOR each of the following resolutions:
First Amendment to the 2000 Stock Incentive Plan
“RESOLVED THAT: The 2000 Stock Incentive Plan be and is hereby amended to increase the number of common shares of The Toronto-Dominion Bank issuable under the bank’s 2000 Stock Incentive Plan by an additional 15 million common shares from 68,093,052 to 83,093,052.”
Second Amendment to the 2000 Stock Incentive Plan
“RESOLVED THAT: The 2000 Stock Incentive Plan be and is hereby amended to clarify that: the board of directors may amend the plan without shareholder approval, except for any amendment listed as specifically requiring shareholder approval in the amending provision of the 2000 Stock Incentive Plan.”
The board recommends that you vote FOR each of the amendments to the 2000 Stock Incentive Plan.
Shareholder Proposals
Shareholder proposals submitted for consideration at the meeting are set out beginning on page 132 of this circular. If these proposals are put forward at the meeting, unless otherwise instructed, the persons designated by the bank in the enclosed form of proxy or voting instruction form intend to vote AGAINST each of these proposals.
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The bank carefully considered each shareholder proposal, and engaged with all of the proposal proponents and the bank’s other key shareholders and stakeholders on the matters raised by the proposals.

The board recommends that you vote AGAINST each shareholder proposal set out on pages 132 to 148 of this circular. The board’s reasons for opposing each proposal are also set out on pages 132 to 148 of this circular, including because the proposals are already being adequately addressed by the bank, are overly prescriptive or would usurp the responsibilities of the board and/or its executives, would be unduly burdensome or would prejudice the interests of the bank and its shareholders or other key stakeholders, the bank’s approach is consistent with or leading edge compared to standard industry practices and/or reasonable and sufficient information is already currently available to shareholders of the bank.

In order to be considered at next year’s annual shareholders’ meeting, proposals, including director nominations under the bank’s proxy access policy (which is available on the bank’s website), must be received by 5:00 p.m. (Eastern) on Thursday, November 19, 2026. Proposals should be sent to the Corporate Secretary, Legal Department, The Toronto-Dominion Bank, TD Bank Tower, 66 Wellington Street West, 15th Floor, Toronto, Ontario M5K 1A2, or by email to tdshinfo@td.com.
Voting Information
Proxy Solicitation
This circular is provided in connection with management’s solicitation of proxies for the annual meeting of common shareholders of the bank scheduled to be held on April 16, 2026, including any adjournment or postponement thereof (meeting), to be held at the time and place and for the purposes listed in the notice of annual meeting accompanying this circular. The bank is soliciting proxies primarily by mail or via the internet, and you may also be contacted via email, by telephone, in writing or in person by directors, officers, employees and agents of the bank. The bank has retained Laurel Hill Advisory Group to assist with this process, at a cost of $65,000 plus reimbursement of reasonable out of pocket expenses. The bank pays the costs associated with soliciting proxies.
A non-registered (beneficial) holder may fall into two categories — those who object to their identity being made known to the issuers of the securities which they own (Objecting Beneficial Owners) and those who do not object to their identity being made known to the issuers of the securities which they own (Non-Objecting Beneficial Owners). The bank has elected to send copies of the meeting materials via notice-and-access indirectly through intermediaries for onward distribution to Non-Objecting Beneficial Owners and Objecting Beneficial Owners. The bank also intends to pay the fees and costs of intermediaries and agents for their services in delivering the meeting materials to Non-Objecting Beneficial Owners and Objecting Beneficial Owners.
Who Can Vote
On February 17, 2026, the record date for determining which shareholders are entitled to attend and vote at the meeting, there were 1,668,829,679 common shares that were eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act restrictions. Shares cannot be voted if they are beneficially held by:
•
the Government of Canada or any of its agencies

•
the government of a province of Canada or any of its agencies

•
the government of a foreign country or any political subdivision of a foreign country or any of its agencies

•
any person or entity who has acquired more than 10% of the common shares without approval in accordance with Bank Act provisions

In addition, no person or entity may cast votes in respect of any shares beneficially owned by the person, or by any entity controlled by that person, that represent, in the aggregate, more than 20% of the eligible votes.
Management and the board are not aware of any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the common shares.
How Many Votes Do You Get
You are entitled to one vote for each common share registered in your name or beneficially owned by you as of the close of business on February 17, 2026, subject to the restrictions described above.
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How to Vote
How you vote depends on whether you are a non-registered (beneficial) or registered shareholder. Most of the bank’s shareholders are “beneficial owners” who are non-registered shareholders.
Non-registered (beneficial) shareholder	Registered shareholder

Your common shares are held in the name of an intermediary, such as a bank, trust company, securities broker or trustee, and therefore you do not have the shares registered in your own name.
You have received a voting instruction form from your intermediary.

Your name appears on your common share certificate or you hold your common shares through the Direct Registration System (DRS) in the United States.
You have received a form of proxy from our Canadian transfer agent (TSX Trust Company) or from our U.S. transfer agent (Computershare).

How to vote in advance of the meeting
Non-registered (beneficial) shareholder	Registered shareholder

Your intermediary must receive your instructions by 9:30 a.m. (Eastern) on April 13, 2026, one business day before the proxy deposit date, which is April 14, 2026 or, in the case of an adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed meeting. Refer to the instructions on your voting instruction form. You must follow the instructions on the voting instruction form you received and return it using one of the following methods:
Go to the website www.proxyvote.com and vote using the unique 16-digit control number located on your voting instruction form.
Using the envelope provided, send the duly completed, signed and dated (on the back) voting instruction form by mail.

For shareholders in Canada, call 1-800-474-7493 (for service in English) or 1-800-474-7501 (for service in French). For shareholders in the U.S., call: 1-800-454-8683. You will need your 16-digit control number located on the voting instruction form.

Additionally, the bank may utilize Broadridge Financial Solutions’ Quickvote™ service where the bank’s proxy solicitation agent, Laurel Hill Advisory Group, may reach out to eligible non-registered shareholders to take their votes directly over the phone.

To vote in advance of the meeting, you must follow the instructions on the form of proxy you received and return it using one of the following methods. Whether you are voting by internet, by email or by mail, to be valid, your voting instruction form must be received by our transfer agent by 9:30 a.m. (Eastern) on April 14, 2026, the proxy deposit date, or, in the case of an adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed meeting.
If you hold a share certificate, go to the website www.meeting-vote.com and vote using the control number located on your form of proxy.
If you hold your shares via the DRS, go to the website www.investorvote.com/TDM and vote using the control number located on your form of proxy.
If you hold a share certificate, send a scan (both sides of the form) of the duly completed, signed and dated form to proxyvote@tmx.com.

If you hold your shares via the DRS, email voting is not available.
If you hold a share certificate or hold your shares via DRS, using the envelope provided, send the duly completed, signed and dated (on the back) form of proxy by mail.

If you hold a share certificate, call 1-888-489-7352 (in Canada and U.S. only) or 416-682-3860 (other countries) and vote using your control number located on your form of proxy.

If you hold your shares via the DRS, call 1-800-652-VOTE (8683) (in Canada and U.S. only) and vote using your control number located on your form of proxy.

8   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

How to vote in person at the meeting
Non-registered (beneficial) shareholder	Registered shareholder

Step 1: To register as your proxyholder, either:
a)
on the voting instruction form that you received, insert your name in the space provided or mark the appropriate box to appoint yourself as the proxyholder, sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise indicated by your intermediary; or

b)
if your intermediary makes this option available, go to www.proxyvote.com and enter the 16-digit control number listed on the voting instruction form that you received, and insert your name in the “Change Appointee” section on the voting site. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote in person at the meeting.

Step 2: Register at the registration desk when you arrive at the meeting. You will then be able to vote in person when prompted at the meeting.

Even if you plan on attending the meeting, you are encouraged to vote in advance in the event you can no longer attend. You may still recast your vote at the meeting if you wish to change your vote. Please register at the registration desk when you arrive at the meeting.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   9

How to vote via the internet during the meeting
Even if you plan to attend the meeting virtually, you are encouraged to vote in advance in the event you are no longer able to attend. You may still recast your vote via internet during the meeting by following the instructions below.
Non-registered (beneficial) shareholder	Registered shareholder

If you wish to exercise your voting rights virtually during the meeting, you will need to appoint yourself as proxyholder and register by following these instructions.
Step 1: To register as your proxyholder, either:
a)
on the voting instruction form that you received, insert your name in the space provided or mark the appropriate box to appoint yourself as the proxyholder, sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise indicated by your intermediary; or

b)
if your intermediary makes this option available, go to www.proxyvote.com and enter the 16-digit control number listed on the voting instruction form that you received, and insert your name in the “Change Appointee” section on the voting site. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote.

You must follow these instructions on the day of the meeting. The bank recommends that you begin at least 15 minutes in advance of the meeting:
1.
Visit https://meetings.lumiconnect.com/400-292-959-377.

2.
Select “I have a login”.

3.
Enter the 13-digit control number (found on the form of proxy) and the password “td2026” (case sensitive).

4.
Once you are logged in, the voting tab will appear when the vote is open.

5.
Then follow the instructions to vote when prompted.

Your intermediary must receive your instructions by 9:30 a.m. (Eastern) on April 13, 2026, one business day before the proxy deposit date, which is April 14, 2026 or, in the case of an adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed meeting. Refer to the instructions on your voting instruction form for more details.

Step 2: Contact TSX Trust Company at https://www.tsxtrust.com/control-number-request or call 1-866-751-6315 or 416-682-3860 no later than 3:00 p.m. (Eastern) on April 14, 2026, to obtain a control number, which you will need in order to vote via the Internet during the meeting.

Step 3: Once you have registered as a proxyholder (Step 1 above) and obtained a control number from TSX Trust Company (Step 2 above), you must follow these instructions on the day of the meeting. The bank recommends that you begin at least 15 minutes in advance of the meeting:
1.
Visit https://meetings.lumiconnect.com/400-292-959-377.

2.
Select “I have a login”. Click on the webcast link.

3.
Enter the 13-digit control number (obtained from TSX Trust Company per Step 2 above) and the password “td2026” (case sensitive).

4.
Once you are logged in, the voting tab will appear when the vote is open.

5.
Then follow the instructions to vote when prompted.

10   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

How to change your vote
Non-registered (beneficial) shareholder	Registered shareholder

You can vote again using one of the methods listed above provided the votes are received by your intermediary and the transfer agent before their respective deadlines. If you wish to revoke your voting instructions altogether, please contact your intermediary for instructions on how to revoke your voting instructions.

If you voted in advance of the meeting and you wish to change your voting instructions, you may recast your voting instructions using any of the methods listed above.
If you wish to revoke your voting instructions altogether, you may revoke it by delivering written notification to the bank’s Corporate Secretary in any of the ways indicated on the form of proxy not later than 9:30 a.m. (Eastern) on April 14, 2026, the proxy deposit date, or, in the case of an adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed meeting, or by attending in person before the start of the meeting or in any other way permitted by law. Your written notification must state clearly that you wish to revoke the proxy.

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Proxy cut-off deadline
Your form of proxy and voting instruction form must be received by our transfer agent by 9:30 a.m. (Eastern) on April 14, 2026 or, in the case of an adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed meeting. Non-registered (beneficial) holders must ensure their form of proxy or voting instruction form are received by their intermediary at least 24 hours before the above proxy cut-off deadline.
The chair of the meeting reserves the right to accept late proxies and to waive the proxy-cut-off deadline, with or without notice, but the bank is under no obligation to accept or reject any particular late form of proxy or voting instruction form.

For further information about TD’s annual general meeting of shareholders being held on April 16, 2026 (and any adjournment or postponement thereof) and the board of directors’ recommendations on the matters to be voted on at the meeting, and related information, visit the bank’s website at www.td.com/annual-meeting/2026. If you have any questions or require voting assistance, please contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (416-304-0211 outside North America), or by email at assistance@laurelhill.com, or by texting the word INFO to 416-304-0211 or 1-877-452-7184.
Caution regarding live voting at the virtual webcast meeting
Once you log into the virtual meeting and accept the terms and conditions, if you proceed to vote during the meeting on one or more of the matters submitted for a vote at the meeting, you will be agreeing to revoke all previously submitted proxies for the meeting in respect of such matter or matters. You must ensure you are connected to the internet at all times during the meeting in order to vote when polling has commenced on the resolutions put before the meeting.
Attending virtually as a guest
Guests can log into the webcast portal to view the virtual meeting, but are not able to vote at, nor participate or ask questions during, the meeting.
To log in as a guest, the bank recommends you begin the following at least 15 minutes in advance of the meeting:
1.
Visit https://meetings.lumiconnect.com/400-292-959-377.

2.
Select “I am a guest” and fill in the form.

12   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Appointing a Different Proxyholder
You can appoint a different proxyholder to attend the annual meeting virtually or in person, if you are a registered shareholder or non-registered (beneficial) shareholder.
The persons named as proxyholders in the form of proxy or voting instruction form are directors and/or officers of the bank. If you wish to appoint a different person to represent you at the meeting, you may do so in one of the following ways. Proxies must be received by TSX Trust Company or the bank’s Corporate Secretary by 9:30 a.m. (Eastern) on April 14, 2026, the proxy deposit date, or, in the case of an adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed meeting. Non-registered (beneficial) holders must ensure their form of proxy or voting instruction form are received by their intermediary at least 24 hours before the above proxy deposit deadline. Contact information for the bank’s transfer agent is provided on page 149 of this circular. Contact information for the Corporate Secretary is set out under the heading “Shareholder Proposals” on page 7 of this circular.
In Person Attendees
You will need to appoint your designee as proxyholder and register by following these instructions.
Non-Registered (Beneficial) Shareholders (Canada only)	Non-Registered (Beneficial) Shareholders (U.S. only)	Registered Shareholders

Insert the person’s name in the blank space provided in the voting instruction form provided by your intermediary.
Follow the voting procedures provided by your intermediary and return the voting instructions in a manner permitted by your intermediary.
Please ensure your proxyholder registers at the registration desk upon arrival at the meeting.

Check the appropriate box on the voting instruction form provided by your intermediary to request a legal proxy to be sent to you.
Follow the voting procedures provided by your intermediary and return the voting instructions in a manner permitted by your intermediary.
In the legal proxy that is sent to you, appoint a designee to attend the meeting and vote your shares in person.
Please ensure your proxyholder registers at the registration desk upon arrival at the meeting.

Insert the person’s name in the blank space provided in the form of proxy or complete another legal form of proxy.
Deliver the proxy in the envelope provided or as otherwise indicated on the form of proxy.
Please ensure your proxyholder registers at the registration desk upon arrival at the meeting.

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Virtual Attendees
You will need to appoint your designee as proxyholder and register by following these instructions.
Non-Registered (Beneficial) Shareholders (Canada only)	Non-Registered (Beneficial) Shareholders (U.S. only)	Registered Shareholders

Step 1: Either:
(a)
insert your designee’s name as proxyholder in the space provided for this purpose on the voting instruction form that you received; sign and date the form and return it in the envelope provided or as otherwise indicated by your intermediary; or

(b)
if your intermediary makes this option available, go to www.proxyvote.com and enter the 16-digit the control number listed on the voting instruction form that you received, and insert your designee’s name in the “Change Appointee” section on the voting site. In some cases, your intermediary may send you additional documentation that must also be completed in order for your designee to vote.

Step 1: Check the appropriate box on the voting instruction form provided by your intermediary and return the voting instruction form in a manner permitted by your intermediary to request a legal proxy to be sent to you.
Please follow your intermediary’s instructions and deadline to obtain a legal proxy.
Once the legal proxy is obtained from your intermediary, please forward the document to TSX Trust Company no later than 9:30 a.m. (Eastern) on April 13, 2026.

Step 1: Appoint your proxyholder by entering their name in the space provided for this purpose on the form of proxy that you received, and return the form of proxy by 9:30 a.m. (Eastern) on April 13, 2026 using one of the methods mentioned above under “To vote in advance of the meeting”.

Step 2: Your proxyholder must contact TSX Trust Company at https://www.tsxtrust.com/control-number-request or by calling 1-866-751-6315 or 416-682-3860 by 3:00 p.m. (Eastern) on April 14, 2026 to obtain a control number to attend the meeting.

Step 3: Once you have registered your designee as proxyholder and your proxyholder has obtained a control number from TSX Trust Company, your proxyholder must follow these instructions on the day of the meeting. The bank recommends that your proxyholder begin at least 15 minutes in advance of the meeting:
1.
Visit https://meetings.lumiconnect.com/400-292-959-377.

2.
Select “I have a login”.

3.
Enter the 13-digit control number (obtained from TSX Trust Company per Step 2 above) and the password “td2026” (case sensitive).

4.
Once logged in, the voting tab will appear when the vote is open.

5.
Then follow the instructions to vote when prompted.

14   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

How Your Proxy Will Be Voted
If you are eligible to vote and you have properly given voting instructions in your form of proxy or voting instruction form, the proxyholder will be required to vote your common shares in accordance with your instructions. If you have not given voting instructions in your form of proxy or voting instruction form, your proxyholder will decide how to vote. For the election of directors and the appointment of the auditor, you may vote FOR or WITHHOLD; for the advisory vote on the approach to executive compensation, you may vote FOR or AGAINST; for each of the amendments to the bank’s 2000 Stock Incentive Plan, you may vote FOR or AGAINST; and for each of the shareholder proposals, you may vote FOR, AGAINST or ABSTAIN. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved each shareholder proposal.
If you appoint the persons designated by the bank in the form of proxy or voting instruction form as the proxyholder, then, unless otherwise specified, your shares will be voted at the meeting as follows:
FOR the election of each director nominee set out under the heading “Director Nominees”;
FOR the appointment of Ernst & Young LLP as auditor;
FOR the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular; and
FOR each of the amendments to the bank’s 2000 Stock Incentive Plan
AGAINST each shareholder proposal set out on pages 132 to 148.
Shareholder Approval
A simple majority of the votes cast, in person, online or by proxy, will constitute approval of each matter specified in this circular.
Amendments to Matters Raised or New Matters Brought Before the Meeting
The form of proxy or voting instruction form gives authority to the persons named on it to use their discretion in voting on amendments or variations to matters identified in this circular, or other matters that may properly come before the meeting. As of the time of printing of this circular, management is not aware of any amendment, variation or other matter expected to come before the meeting. If other matters properly come before the meeting, it is intended that the person appointed as proxyholder will vote on them in such manner as the proxyholder considers proper in their discretion.
Voting Confidentiality
To keep your vote confidential, proxies are counted and tabulated by TSX Trust Company. Proxies are only submitted to the bank when legally necessary or when a shareholder clearly intends to communicate comments to management or the board. Shareholders wishing to maintain complete confidentiality of their holdings and their voting may register their common shares in the name of a nominee.
Voting Results
Voting results of the meeting will be available shortly after the meeting on the bank’s website (www.td.com/annual-meeting/2026), at www.sedarplus.ca and www.sec.gov.
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Asking Questions at the Meeting
As this is a shareholders’ meeting, only registered shareholders and duly appointed proxyholders may ask questions during the meeting and the question and answer session whether attending the meeting in-person or virtually.
Registered shareholders and proxyholders attending the meeting in person will be able to ask questions during the meeting.
Registered shareholders and proxyholders attending the meeting online can submit questions at any time during the meeting. It is recommended that shareholders and proxyholders attending the meeting online submit their questions as soon as possible during the meeting so they can be addressed at the appropriate time.
The board and senior management will answer questions relating to matters to be voted on before a vote is held on each matter, if applicable. General questions will be addressed following the end of the meeting during the question and answer session.
Questions may also be submitted in advance of the meeting via email c/o TD Shareholder Relations at tdshinfo@td.com. Questions submitted in advance must be received by 9:30 a.m. (Eastern) on April 14, 2026, the proxy deposit date, to be included in the meeting.
Questions dealing with similar topics or issues may be grouped, summarized and addressed with one response.
More information, including the rules of procedure and instructions for submitting questions online, will be made available at www.td.com/annual-meeting/2026 in advance of the meeting.
Accessing the Meeting Virtually
Registered shareholders and non-registered (beneficial) shareholders who do not attend the meeting in person may, acting directly or through their duly-appointed proxyholders, participate, ask questions, and vote “in real time” at the meeting through the below-referenced webcast by following the procedures set out below under the heading “Voting Information”. You may also simply watch the live virtual meeting via the webcast as a guest:
•
Live Webcast: https://meetings.lumiconnect.com/400-292-959-377

•
Password: td2026 (case sensitive)

Additional details for the webcast and meeting can be found here: www.td.com/annual-meeting/2026.
For information on how to vote your shares, please see the “Voting Information” section of this circular.
Additional Information

For further information about TD’s annual general meeting of shareholders being held on April 16, 2026 (and any adjournment or postponement thereof) and the board of directors’ recommendations on the matters to be voted on at the meeting, and related information, visit the bank’s website at www.td.com/annual-meeting/2026.

For additional information regarding how to vote, attending the meeting online (including technical and logistical issues related to accessing the meeting online) or other general proxy matters, please call the bank’s Canadian transfer agent, TSX Trust Company, at 1-800-387-0825 (Canada and the United States) or 416-682-3860 (other countries). Alternatively, shareholders may contact Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 outside North America) or by email at assistance@laurelhill.com, or by texting the word INFO to 416-304-0211 or 1-877-452-7184.
16   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Director Nominees
Fourteen director nominees are proposed for election to the board of directors at the meeting. All fourteen director nominees are current directors of the bank. The figures below summarize key statistics regarding director independence, tenure and self-reported diversity in respect of the director nominees.
Appropriate board size
14
In considering board size, the board balances the goals of keeping the board to a size which facilitates effective discussion, while at the same time offering adequate representation to meet the needs of board and committee work in the context of the bank’s business and operating environment.

Independence
93%
Thirteen of the14 nominees proposed for election, including the Board Chair, are independent — they are not part of management and do not have relationships with the bank that would make them personally beholden to the bank or that would otherwise interfere with the exercise of their independent judgment. There is only one director, Raymond Chun, who is not independent because of his executive role as Group President and Chief Executive Officer of the bank.

Attendance	97% The bank’s directors collectively attended 97% of all board and applicable committee meetings during fiscal 2025.
Diversity	43% Six of the 14 director nominees (43%) are women.	43% Six of the 14 director nominees (43%) have self-identified as members of a visible minority or as an Indigenous person.
Tenure	2.4 years is the average tenure of the nominated independent directors.	2.3 years is the average tenure of all nominated directors.
Age	48-70 is the age range of all nominated directors.	62 is the average age of all nominated directors.
The bank’s relatively low average director tenure reflects its deliberate and ongoing commitment to board renewal. That commitment was further strengthened in early 2025 when the bank tightened its 10-year director term-limit policy, reducing the length of any discretionary extension beyond the initial term from five years to two years. This enhanced term limit policy is leading edge as compared with industry standards and practice.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   17

The refreshed director term-limit policy supported a concentrated effort to strengthen the board’s and its committees’ skills, expertise, and characteristics in 2025. Four new directors, namely Ana Arsov, Elio R. Luongo, Nathalie M. Palladitcheff and Paul C. Wirth were nominated and elected at the 2025 annual meeting. Frank J. Pearn was subsequently appointed to the board on August 27, 2025. Collectively, these additions bring substantial experience in global banking, governance, risk oversight and regulatory compliance. They joined eight independent directors appointed from 2020 to 2024, underscoring a disciplined approach to succession planning and ensuring that the board continues to evolve with the bank’s strategic and risk-management needs. Additional detail on the bank’s approach to board composition, director nominations and board renewal, including a description of independence, tenure and skills, is set out in the Governance section starting at page 40 of this circular.
Director Nominee Profiles
The profiles below provide important information on each director nominee, including information about their experience, expertise, principal place of residence and current bank equity ownership (consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, as well as deferred share units (DSUs) (each equivalent to a common share), as described in greater detail on page 36, credited to each nominee as part of their compensation). The total equity value and amount by which each nominee’s bank equity ownership exceeds the nominee’s share ownership requirement (SOR) is based on the bank’s stock price at the end of the preceding calendar year and is presented in Canadian dollars. SOR is described further under the heading “Director Share Ownership Requirement” in the “Director Compensation” section of this circular.
At the meeting, you are being asked to elect 14 nominees for the position of director. Each director elected at the meeting will hold office until his or her resignation or retirement, until the election or appointment of his or her successor, or until the close of the next annual meeting of shareholders.
The election of directors will be conducted in accordance with the bank’s Majority Voting Policy. The bank’s Majority Voting Policy is described in the “Election of Directors and Majority Voting Policy” section of this circular.
Common share and DSU equity ownership amounts for fiscal 2026 are as of February 9, 2026. Common share and DSU equity ownership amounts for fiscal 2025 are as of February 6, 2025. The total equity value and amount by which it exceeds the director’s SOR is based on the bank’s stock price at the end of the preceding calendar year and is presented in Canadian dollars.
The board recommends that you vote FOR the election as director of each of the nominees whose name is set out below.
18   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Age: 60
Oakville, ON,
Canada
Independent
Director since
April 2024
Results of 2025 vote:
98.2% in favour
Ayman Antoun
Mr. Antoun is a recognized leader in the information technology industry, with a deep understanding of the power of innovation and technology to drive business outcomes.
Mr. Antoun is a corporate director and the former President of IBM Americas, with responsibility for Canada, the United States and Latin America. He held a series of increasingly senior roles at IBM over more than three decades. He holds a Bachelor of Science & Engineering from the University of Waterloo.
Key Areas of Expertise/Experience
• Leadership/Strategic Planning • Financial Services • Government/Public Affairs • Marketing/Consumer	• Operational Excellence • Risk Management • Human Capital Management • Cybersecurity, Technology, Data and Information Security
Board and Committee Meeting Attendance for Fiscal 2025
Board Audit(1) Human Resources (chair)(1) Risk(1) Combined Total	17 of 17 6 of 6 6 of 6 7 of 8 36 of 37	100% 100% 100% 87% 97%
Other Public Company Directorships (for past five years)
CAE Inc. (2022 – present) (governance committee, technology committee (chair))
Equity Ownership
Year(2)	Common Shares	DSUs(3)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(2)	Amount Exceeding SOR(2)(4)	Total as a Multiple of SOR(4)
2026	2,000	19,848	21,848	$2,826,257	$1,971,257	3.31
2025	1,800	11,962	13,762	$1,053,206	$273,206	1.35

(1)
Mr. Antoun stepped down from the audit committee when he was appointed to the human resources committee on April 10, 2025. Mr. Antoun stepped down from the risk committee when he was appointed chair of the human resources committee on September 1, 2025.

(2)
Common share and DSU equity ownership amounts for 2026 are as of February 9, 2026, and for 2025 are as of February 6, 2025. For 2026 and 2025, total equity value and amount by which it exceeds the director’s SOR were valued at the closing price of common shares on the TSX on December 31, 2025 ($129.36) and December 31, 2024 ($76.53) respectively.

(3)
Mr. Antoun’s total DSUs include DSUs earned in respect of service on the boards of TD Group US Holdings LLC (TDGUS), TD Bank US Holding Company (TDBUSH), TD Bank, N.A. and TD Bank USA, N.A. for 2025 and 2026.

(4)
Directors have five years from their respective first election date to meet the SOR applicable to directors and described under the heading “Director Share Ownership Requirement” on page 39 of this circular.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   19

Age: 48
Greenwich, CT,
USA
Independent
Director since
April 2025
Results of 2025 vote:
99.5% in favour
Ana Arsov
Ms. Arsov is a former senior financial services and risk executive with a deep understanding of the banking and financial services industry.
Ms. Arsov is a corporate director and the former Global Co-Head of Financial Institutions and Global Head of Private Credit at Moody’s Ratings, the credit rating business of Moody’s Corporation, where she led the oversight and management of ratings and research for rated financial institutions and initiated and led the analytical oversight of the private markets. She presently serves as a senior advisor for HPS Investment Partners, part of Blackrock Inc., and is a Chief Investment Officer of her family office based in Connecticut, USA. Prior to joining Moody’s Ratings in 2013, she held senior risk management roles at UBS Investment Bank, Morgan Stanley, and Lehman Brothers. Ms. Arsov holds a Bachelor of Business Administration from Pace University in New York and a Master’s in Management, Banking and Financial Services from Boston University.
Key Areas of Expertise/Experience
• Audit, Accounting and Finance • Capital Markets/Treasury	• Environmental and Social Sustainability • Leadership/Strategic Planning • Financial Services	• Legal/Regulatory/Compliance • Risk Management • Human Capital Management
Board and Committee Meeting Attendance for Fiscal 2025
Board(1) Remediation(1) Risk(1) Combined Total	9 of 9 4 of 6 5 of 6 18 of 21	100% 67% 83% 86%
Other Public Company Directorships (for past five years)
None
Equity Ownership
Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(2)	Amount Exceeding SOR(2)(3)(4)	Total as a Multiple of SOR(3)(4)
2026	8,183	4,061	12,244	$1,583,884	$412,021	1.35
2025	Nil	Nil	Nil	Nil	N/A	N/A

(1)
Ms. Arsov was appointed to the board, the remediation committee and the risk committee effective April 10, 2025.

(2)
Common share and DSU equity ownership amounts for 2026 are as of February 9, 2026, and for 2025 are as of February 6, 2025. For 2026 and 2025, total equity value and amount by which it exceeds the director’s SOR were valued at the closing price of common shares on the TSX on December 31, 2025 ($129.36) and December 31, 2024 ($76.53) respectively.

(3)
For fiscal 2026, the SOR requirement is in U.S. dollars for directors with a primary residence in the U.S. The U.S. dollar amount has been converted to Canadian dollars using Bank of Canada’s U.S./CDN closing rate of US$1.00 = C$1.3706 on December 31, 2025 for 2026.

(4)
Directors have five years from their respective first election date to meet the SOR applicable to directors and described under the heading “Director Share Ownership Requirement” on page 39 of this circular.

20   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Age: 51
Tyendinaga Mohawk
Territory, ON,
Canada
Independent
Director since
August 2021
Results of 2025 vote:
72.7% in favour
Cherie L. Brant
Ms. Brant is a lawyer with expertise in resource infrastructure projects, public-private partnerships and corporate governance.
Ms. Brant is a partner and national leader of the Indigenous law group at Borden Ladner Gervais LLP (BLG). She advises developers, borrowers, lenders and governments on energy infrastructure, transmission and mining projects, and works directly with First Nations organizations to advise on economic development activities and promote Aboriginal participation models for renewable energy procurement. Prior to joining BLG in 2019, she was a Partner at Dickinson Wright LLP and Willms & Shier Environmental Lawyers LLP. She holds a Juris Doctor from the University of Toronto and a Bachelor of Arts in Environmental Studies, Urban and Regional Planning from the University of Waterloo. Ms. Brant is both Mohawk from Mohawks of the Bay of Quinte and Ojibway from Wikwemkoong Unceded Indian Reserve.
Key Areas of Expertise/Experience
• Environmental and Social Sustainability • Leadership/Strategic Planning • Government/Public Affairs	• Legal/Regulatory/Compliance • Risk Management
Board and Committee Meeting Attendance for Fiscal 2025
Board Corporate Governance (chair)(1) Risk Combined Total	17 of 17 4 of 4 10 of 10 31 of 31	100% 100% 100% 100%
Other Public Company Directorships (for past five years)
Hydro One (2018 – 2025)
Equity Ownership
Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(2)	Amount Exceeding SOR(2)(3)	Total as a Multiple of SOR(3)
2026	1,526	13,814	15,340	$1,984,382	$1,129,382	2.32
2025	1,526	10,417	11,943	$913,998	$133,998	1.17

(1)
Ms. Brant was appointed as a member and as chair of the corporate governance committee effective April 10, 2025.

(2)
Common share and DSU equity ownership amounts for 2026 are as of February 9, 2026, and for 2025 are as of February 6, 2025. For 2026 and 2025, total equity value and amount by which it exceeds the director’s SOR were valued at the closing price of common shares on the TSX on December 31, 2025 ($129.36) and December 31, 2024 ($76.53) respectively.

(3)
Directors have five years from their respective first election date to meet the SOR applicable to directors and described under the heading “Director Share Ownership Requirement” on page 39 of this circular.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   21

Age: 56
Oakville, ON,
Canada
Non-Independent(1)
Director since
November 2024
Results of 2025 vote:
99.6% in favour
Raymond Chun
Mr. Chun was appointed Group President and Chief Executive Officer of TD Bank Group on February 1, 2025.
Over more than three decades with the bank, Mr. Chun has led some of TD’s largest and most complex businesses, serving as Group Head, Canadian Personal Banking and Group Head, Wealth and Insurance. Mr. Chun has also worked across the bank in a variety of areas including product, distribution, direct channels, customer experience, and data and analytics. He holds a Bachelor of Arts from the University of Western Ontario and a Master of Business Administration from Queen’s University.
Key Areas of Expertise/Experience
• Leadership/Strategic Planning • Financial Services • Marketing/Consumer	• Operational Excellence • Risk Management • Human Capital Management
Board and Committee Meeting Attendance for Fiscal 2025
Board	17 of 17	100%
Other Public Company Directorships (for past five years)
None
Equity Ownership(2)
Year(3)	Common Shares	DSUs	Share Units Subject to Vesting(4)	Total Common Shares, DSUs and Share Units
2026	18,528	10,489	89,525	118,542
2025	12,234	0	50,272	62,506

(1)
As a result of his position as Group President and Chief Executive Officer of the bank, Mr. Chun is not considered “independent” under bank policy or the Canadian Securities Administrators’ National Policy 58-201 — Corporate Governance Guidelines and is “affiliated” under the Bank Act.

(2)
Effective February 1, 2025, Mr. Chun is subject to the SOR applicable to the Group President and Chief Executive Officer. For required and actual share ownership as an executive, see “Share Ownership Requirements” on pages 102 and 116.

(3)
Common share and DSU equity ownership amounts for 2026 are as of February 9, 2026, and for 2025 are as of February 6, 2025.

(4)
Mr. Chun’s total share units, subject to vesting, include performance share units (PSUs) for 2026 are as of February 9, 2026, and for 2025 are as of February 6, 2025. Additional details on PSUs can be found on page 94 of this circular.

22   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Age: 64
Burnaby, BC,
Canada
Independent
Director since April 2025
Results of 2025 vote:
99.6% in favour
Designated
Audit Committee
Financial Expert(2)
Elio R. Luongo
Mr. Luongo is a recognized business, strategy and financial expert who has advised boards and CEOs of large organizations across multiple industries in Canada and globally.
Mr. Luongo is a corporate director and the former Chief Executive Officer and Senior Partner of KPMG Canada, where he led a national team of professional and business advisors. In this role and across a long and distinguished career at KPMG, he gained a deep understanding of global markets and business issues, geopolitical risk, operational excellence and complex regulatory environments. Mr. Luongo holds a Bachelor of Business Administration, Economics and an honorary Doctor of Laws degree from Simon Fraser University in Burnaby, British Columbia. He is a Chartered Professional Accountant and also has been recognized for his distinguished service as a Fellow of the Institute of Chartered Professional Accountants.
Key Areas of Expertise/Experience
• Audit, Accounting and Finance • Leadership/Strategic Planning • Legal/Regulatory/Compliance	• Operational Excellence • Risk Management
Board and Committee Meeting Attendance for Fiscal 2025
Board(1) Audit(1) Risk(1) Combined Total	9 of 9 5 of 6 6 of 6 20 of 21	100% 83% 100% 95%
Other Public Company Directorships (for past five years)
None
Equity Ownership
Year(3)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR(3)(4)	Total as a Multiple of SOR(4)
2026	31,178	3,404	34,582	$4,473,528	$3,618,528	5.23
2025	18,595	Nil	18,595	$1,423,075	N/A	N/A

(1)
Mr. Luongo was appointed to the board, the audit committee and the risk committee effective April 10, 2025.

(2)
As defined in Item 407(d)(5)(ii) of Regulation S-K, promulgated by the SEC.

(3)
Common share and DSU equity ownership amounts for 2026 are as of February 9, 2026, and for 2025 are as of February 6, 2025. For 2026 and 2025, total equity value and amount by which it exceeds the director’s SOR were valued at the closing price of common shares on the TSX on December 31, 2025 ($129.36) and December 31, 2024 ($76.53) respectively.

(4)
Directors have five years from their respective first election date to meet the SOR applicable to directors and described under the heading “Director Share Ownership Requirement” on page 39 of this circular.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   23

Age: 70
Toronto, ON,
Canada
Independent
Director since
August 2023
Board Chair since September 2025
Results of 2025 vote:
97.0% in favour
John B. MacIntyre(2)
Mr. MacIntyre has over three decades of experience in capital markets and private equity.
Mr. MacIntyre is a corporate director and Partner Emeritus of Birch Hill Equity Partners, Canadian mid-market private equity firm with a Canadian and global portfolio. Prior to co-founding Birch Hill Equity Partners in 2005, he co-founded the Canadian mid-market Private Equity Group within TD Capital and served in various executive positions including as Vice-Chair of TD Securities. He also served as an Honorary Colonel in the Canadian Army. Mr. MacIntyre holds a Bachelor of Commerce (with honours) from Queen’s University and is a Fellow of the Institute of Chartered Accountants of Ontario and a Chartered Business Valuator.
Key Areas of Expertise/Experience
• Audit, Accounting and Finance • Capital Markets/Treasury	• Leadership/Strategic Planning • Financial Services	• Risk Management • Human Capital Management
Board and Committee Meeting Attendance for Fiscal 2025
Board (chair)(1) Corporate Governance(1) Human Resources(1) Remediation(1) Combined Total	17 of 17 3 of 3 10 of 10 9 of 9 39 of 39	100% 100% 100% 100% 100%
Other Public Company Directorships (for past five years)
Softchoice Corporation (2023 – 2025)
Equity Ownership
Year(3)	Common Shares	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR(3)(5)	Total as a Multiple of SOR(5)
2026	83,882	13,710	97,592	$12,624,501	$10,929,501	7.40
2025	38,074	6,410	44,484	$3,404,361	$2,624,361	4.36

(1)
Mr. MacIntyre was appointed to the remediation committee on December 5, 2024, and to the corporate governance committee and as chair of the human resources committee effective April 10, 2025. When Mr. MacIntyre was appointed as Board Chair on September 1, 2025, he stepped down from the remediation committee and as chair of the human resources committee.

(2)
Mr. MacIntyre was a director of 2180811 Ontario Limited (218), the sole general partner of RHB Group LP (RHB). On January 17, 2017, RHB and 218 were deemed to have filed an assignment of bankruptcy under the Bankruptcy and Insolvency Act (Canada). RHB and 218 were majority owned by Birch Hill Equity Partners, where Mr. MacIntyre is Partner Emeritus.

(3)
Common share and DSU equity ownership amounts for 2026 are as of February 9, 2026, and for 2025 are as of February 6, 2025. For 2026 and 2025, total equity value and amount by which it exceeds the director’s SOR were valued at the closing price of common shares on the TSX on December 31, 2025 ($129.36) and December 31, 2024 ($76.53) respectively.

(4)
Mr. MacIntyre’s total DSUs include DSUs earned in respect of service on the boards of TDGUS and TDBUSH for 2026.

(5)
Directors have five years from their respective first election date to meet the SOR applicable to directors and described under the heading “Director Share Ownership Requirement” on page 39 of this circular.

24   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Age: 63
Eagle Ridge, SK,
Canada
Independent
Director since
August 2023
Results of 2025 vote:
99.4% in favour
Keith G. Martell
Mr. Martell helped build one of Canada’s leading financial institutions exclusively focused on Canada’s Indigenous communities.
Mr. Martell is a corporate director and the former President and Chief Executive Officer of First Nations Bank of Canada (FNBC). He was involved in the creation of FNBC and served on its board of directors from 1996 to May 2023. Prior to that, he spent ten years with the chartered accounting firm KPMG, then served as the Executive Director of Finance and Fiscal Relations for the Federation of Sovereign Indigenous Nations from 1995 to 2000. He holds a Bachelor of Commerce and an honorary doctorate degree from the University of Saskatchewan. He is a Fellow of the Institute of Chartered Professional Accountants (FCPA, FCA) and a Certified Aboriginal Financial Manager (CAFM). Mr. Martell is a member of the Waterhen Lake First Nation, Saskatchewan.
Key Areas of Expertise/Experience
• Audit, Accounting and Finance • Leadership/Strategic Planning	• Financial Services • Government/Public Affairs • Legal/Regulatory/Compliance	• Risk Management • Human Capital Management
Board and Committee Meeting Attendance for Fiscal 2025
Board Audit(1) Corporate Governance(1) Remediation(1) Risk (chair)(1) Combined Total	17 of 17 6 of 6 3 of 3 10 of 10 10 of 10 46 of 46	100% 100% 100% 100% 100% 100%
Other Public Company Directorships (for past five years)
Nutrien Ltd. (2018 – present) (safety and sustainability committee)
Equity Ownership
Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(2)	Amount Exceeding SOR(2)(3)	Total as a Multiple of SOR(3)
2026	7,250	5,704	12,954	$1,675,729	$820,729	1.96
2025	6,383	4,043	10,426	$797,933	$17,933	1.02

(1)
Mr. Martell was appointed as chair of the remediation committee on December 5, 2024. When Mr. Martell was appointed as chair of the risk committee and as a member of the corporate governance committee on April 10, 2025, he stepped down from the audit committee and as chair of the remediation committee. Mr. Martell stepped down from the corporate governance committee on September 1, 2025.

(2)
Common share and DSU equity ownership amounts for 2026 are as of February 9, 2026, and for 2025 are as of February 6, 2025. For 2026 and 2025, total equity value and amount by which it exceeds the director’s SOR were valued at the closing price of common shares on the TSX on December 31, 2025 ($129.36) and December 31, 2024 ($76.53) respectively.

(3)
Directors have five years from their respective first election date to meet the SOR applicable to directors and described under the heading “Director Share Ownership Requirement” on page 39 of this circular.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   25

Age: 58
Montreal, QC,
Canada
Independent
Director since
April 2025
Results of 2025 vote:
99.6% in favour
Designated
Audit Committee
Financial Expert(2)
Nathalie M. Palladitcheff
Ms. Palladitcheff has proven expertise and global leadership experience in investment and business management, organizational transformation, and sustainability.
Ms. Palladitcheff is a corporate director and the former Chief Executive Officer of Ivanhoé Cambridge, the real estate subsidiary of Caisse de dépôt et placement du Québec (CDPQ), a global investment group with approximately $452 billion in assets under management, and was a member of the CDPQ executive and investment committees. While leading Ivanhoé Cambridge, Ms. Palladitcheff undertook a transformation of the portfolio to bring the company to a new stage of its development with an emphasis on strategic capital allocation, innovation and sustainability. She is a member of the board of Canada Steamship Lines (CSL) (non-public company), Mission Committee Chair of FREY, a certified B-Corp and France’s first “mission-driven” REIT, and her previous board memberships include Credit Agricole Corporate and Investment Bank from 2013 to 2015. Ms. Palladitcheff is a graduate of the Burgundy School of Business and holds a Master’s Level Diploma in Accountancy (DESCF).
Key Areas of Expertise/Experience
• Audit, Accounting and Finance • Capital Markets/Treasury • Environmental and Social Sustainability	• Leadership/Strategic Planning • Operational Excellence • Risk Management • Human Capital Management
Board and Committee Meeting Attendance for Fiscal 2025
Board(1) Audit(1) Corporate Governance(1) Human Resources(1) Combined Total	9 of 9 6 of 6 1 of 1 6 of 6 22 of 22	100% 100% 100% 100% 100%
Other Public Company Directorships (for past five years)
• Ivanhoé Cambridge Inc. (2019 – 2024) • Otéra Capital Inc. (2017 – 2021) • SPIE SA (2016 – 2020)
Equity Ownership
Year(3)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR(3)(4)	Total as a Multiple of SOR(4)
2026	4,210	2,507	6,717	$868,911	$13,911	1.02
2025	400	Nil	400	$30,612	N/A	N/A(4)

(1)
Ms. Palladitcheff was appointed to the board, audit committee and the human resources committee effective April 10, 2025 and to the corporate governance committee on September 1, 2025.

(2)
As defined in Item 407(d)(5)(ii) of Regulation S-K, promulgated by the SEC.

(3)
Common share and DSU equity ownership amounts for 2026 are as of February 9, 2026, and for 2025 are as of February 6, 2025. For 2026 and 2025, total equity value and amount by which it exceeds the director’s SOR were valued at the closing price of common shares on the TSX on December 31, 2025 ($129.36) and December 31, 2024 ($76.53) respectively.

(4)
Directors have five years from their respective first election date to meet the SOR applicable to directors and described under the heading “Director Share Ownership Requirement” on page 39 of this circular.

26   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Age: 64
Naples, FL,
USA
Independent
Director since appointment in August 2025
Frank J. Pearn

Mr. Pearn is an accomplished former global banking, risk and financial services leader with a deep understanding of risk management and compliance issues, including anti-money laundering and cybersecurity.

Mr. Pearn is a corporate director and the former Global Chief Compliance Officer of JPMorgan Chase & Co, where he was responsible for the end-to-end risk management oversight of the financial institution’s compliance, conduct and operational risk management activities globally. He oversaw the company’s anti-money laundering, technology and cybersecurity risk management and market conduct programs. Mr. Pearn began his career at PWC as a certified public accountant. He holds a Bachelor of Science in Accounting from the University of Scranton, Pennsylvania.
Key Areas of Expertise/Experience
• Audit, Accounting and Finance • Leadership/Strategic Planning	• Financial Services • Legal/Regulatory/Compliance • Operational Excellence	• Risk Management • Human Capital Management • Cybersecurity, Technology, Data and Information Security
Board and Committee Meeting Attendance for Fiscal 2025
Board(1) Human Resources(1) Remediation(1) Risk(1) Combined Total	3 of 3 5 of 5 1 of 1 1 of 1 10 of 10	100% 100% 100% 100% 100%
Other Public Company Directorships (for past five years)
None
Equity Ownership
Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(2)	Amount Exceeding SOR(2)(3)(4)	Total as a Multiple of SOR(3)(4)
2026	500	2,607	3,107	$401,922	$(769,941)	0.34
2025	500	Nil	500	$38,265	N/A	N/A

(1)
Mr. Pearn was appointed to the board on August 27, 2025, to the human resources and the remediation committees on September 1, 2025, and to the risk committee on October 28, 2025.

(2)
Common share and DSU equity ownership amounts for 2026 are as of February 9, 2026, and for 2025 are as of February 6, 2025. For 2026 and 2025, total equity value and amount by which it exceeds the director’s SOR were valued at the closing price of common shares on the TSX on December 31, 2025 ($129.36) and December 31, 2024 ($76.53) respectively.

(3)
For fiscal 2026, the SOR requirement is in U.S. dollars for directors with a primary residence in the U.S. The U.S. dollar amount has been converted to Canadian dollars using Bank of Canada’s U.S./CDN closing rate of US$1.00 = C$1.3706 on December 31, 2025 for 2026.

(4)
Directors have five years from their respective first election date to meet the SOR applicable to directors and described under the heading “Director Share Ownership Requirement” on page 39 of this circular.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   27

Age: 66
Toronto, ON,
Canada
Independent
Director since
April 2020
Results of 2025 vote:
71.4% in favour
Designated
Audit Committee
Financial Expert(2)
S. Jane Rowe
Ms. Rowe has over four decades of executive experience in the investment and financial services industries and a deep understanding of the complex regulatory environment in which the bank operates.
Ms. Rowe is a corporate director and the former Vice Chair, Investments, Ontario Teachers’ Pension Plan (Ontario Teachers) one of Canada’s leading pension funds with over $255 billion in assets under management. Prior to joining Ontario Teachers in 2010, Ms. Rowe held several senior management roles at Scotiabank from 1987 to 2010, including President and Chief Executive Officer of Scotia Mortgage Corporation and Roynat Capital Inc. Ms. Rowe holds a Bachelor of Commerce from the Memorial University of Newfoundland and a Master of Business Administration from the Schulich School of Business, York University.
Key Areas of Expertise/Experience
• Audit, Accounting and Finance • Capital Markets/Treasury • Environmental and Social Sustainability	• Leadership/Strategic Planning • Financial Services	• Legal/Regulatory/ Compliance • Risk Management • Human Capital Management
Board and Committee Meeting Attendance for Fiscal 2025
Board	16 of 17	94%
Audit	12 of 12	100%
Corporate Governance(1)	3 of 3	100%
Remediation (chair)(1)	9 of 10	90%
Combined Total	40 of 42	95%
Other Public Company Directorships (for past five years)
Enbridge (2021 – present) (governance committee, human resources and compensation committee)
Premier Lotteries Capital UK Limited (2019 – 2023)
Equity Ownership
Year(3)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR(3)(4)	Total as a Multiple of SOR(4)
2026	19,138	11,768	30,906	$3,998,000	$3,143,000	4.68
2025	17,638	9,846	27,484	$2,103,351	$1,323,351	2.70

(1)
Ms. Rowe was appointed to the remediation committee effective December 5, 2024. Ms. Rowe was appointed as a member of the corporate governance committee and as chair of the remediation committee on April 10, 2025. Ms. Rowe stepped down from the corporate governance committee on September 1, 2025.

(2)
As defined in Item 407(d)(5)(ii) of Regulation S-K, promulgated by the SEC.

(3)
Common share and DSU equity ownership amounts for 2026 are as of February 9, 2026, and for 2025 are as of February 6, 2025. For 2026 and 2025, total equity value and amount by which it exceeds the director’s SOR were valued at the closing price of common shares on the TSX on December 31, 2025 ($129.36) and December 31, 2024 ($76.53) respectively.

(4)
Directors have five years from their respective first election date to meet the SOR applicable to directors and described under the heading “Director Share Ownership Requirement” on page 39 of this circular.

28   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Age: 66
Halifax, NS,
Canada
Independent
Director since
June 2022
Results of 2025 vote:
95.3% in favour
Designated
Audit Committee
Financial Expert(2)
Nancy G. Tower
Ms. Tower is a former chief executive officer with strong financial and operational leadership experience in both the Canadian and U.S. markets.
Ms. Tower is a corporate director and the former President & Chief Executive Officer of Tampa Electric Company, which is a U.S. subsidiary of Emera Inc., a Nova Scotia based multi-jurisdiction energy company. Ms. Tower has also held a number of senior roles at Emera Inc. and its subsidiaries, including as Chief Corporate Development Officer, Chief Financial Officer, and Chief Executive Officer of Emera Newfoundland and Labrador. Ms. Tower holds a Bachelor of Commerce from Dalhousie University and is a Chartered Professional Accountant, a Chartered Accountant, and a Fellow of the Chartered Professional Accountants of Nova Scotia.
Key Areas of Expertise/Experience
• Audit, Accounting and Finance • Capital Markets/Treasury • Leadership/Strategic Planning	• Legal/Regulatory/ Compliance • Operational Excellence • Risk Management	• Human Capital Management • Cybersecurity, Technology, Data and Information Security
Board and Committee Meeting Attendance for Fiscal 2025
Board	17 of 17	100%
Audit (chair)	12 of 12	100%
Corporate Governance	9 of 9	100%
Remediation(1)	9 of 10	90%
Risk(1)	7 of 7	100%
Combined Total	54 of 55	98%
Other Public Company Directorships (for past five years)
AltaGas Ltd. (2020 – present) (audit committee, human resources and compensation committee (chair))
Finning International Inc. (2022 – present) (governance and risk committee (chair), human resources committee)
Equity Ownership
Year(3)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR(3)(4)	Total as a Multiple of SOR(4)
2026	9,300	16,448	25,748	$3,330,761	$2,475,761	3.9
2025	8,958	12,292	21,250	$1,626,263	$846,263	2.08

(1)
Ms. Tower was appointed to the remediation committee on December 5, 2024 and stepped down from the risk committee on September 1, 2025.

(2)
As defined in Item 407(d)(5)(ii) of Regulation S-K, promulgated by the SEC.

(3)
Common share and DSU equity ownership amounts for 2026 are as of February 9, 2026, and for 2025 are as of February 6, 2025. For 2026 and 2025, total equity value and amount by which it exceeds the director’s SOR were valued at the closing price of common shares on the TSX on December 31, 2025 ($129.36) and December 31, 2024 ($76.53) respectively.

(4)
Directors have five years from their respective first election date to meet the SOR applicable to directors and described under the heading “Director Share Ownership Requirement” on page 39 of this circular.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   29

Age: 69
Oakville, ON,
Canada
Independent
Director since
August 2022
Results of 2025 vote:
95.5% in favour
Ajay K. Virmani
Mr. Virmani is a business leader, entrepreneur, and innovator who has experience in human resources, people and culture and built one of Canada’s leading air cargo corporations.
Mr. Virmani is a corporate director and the founder and Executive Chairman of Cargojet Inc., a Canadian based public company and leading provider of premium air cargo and supply chain services in Canada and globally. Mr. Virmani holds a Master of Business Administration from the City University of New York, and an honorary Doctorate of Laws degree from Assumption University, in Windsor, Ontario.
Key Areas of Expertise/Experience
• Leadership/Strategic Planning • Marketing/Consumer	• Operational Excellence • Risk Management	• Human Capital Management
Board and Committee Meeting Attendance for Fiscal 2025
Board	17 of 17	100%
Human Resources(1)	6 of 6	100%
Risk(1)	7 of 9	78%
Combined Total	30 of 32	94%
Other Public Company Directorships (for past five years)
Cargojet Inc. (2005 – present) (executive chairman)
Equity Ownership
Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(2)	Amount Exceeding SOR(2)(3)	Total as a Multiple of SOR(3)
2026	38,940	12,503	51,443	$6,654,666	$5,799,666	7.78
2025	11,765	9,597	21,362	$1,634,834	$854,834	2.10

(1)
Mr. Virmani was appointed to the human resources committee on April 10, 2025 and stepped down from the risk committee on October 28, 2025.

(2)
Common share and DSU equity ownership amounts for 2026 are as of February 9, 2026, and for 2025 are as of February 6, 2025. For 2026 and 2025, total equity value and amount by which it exceeds the director’s SOR were valued at the closing price of common shares on the TSX on December 31, 2025 ($129.36) and December 31, 2024 ($76.53) respectively.

(3)
Directors have five years from their respective first election date to meet the SOR applicable to directors and described under the heading “Director Share Ownership Requirement” on page 39 of this circular.

30   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Age: 64
Charlotte,
NC, USA
Independent
Director since
August 2022
Results of 2025 vote:
72.8% in favour
Designated
Audit Committee
Financial Expert(2)
Mary A. Winston
Ms. Winston is an accomplished former public-company chief financial officer with experience in complex financial and strategic matters at large consumer businesses.
Ms. Winston is a corporate director and formerly served as Chief Financial Officer of Family Dollar Stores Inc., Giant Eagle, and Scholastic Corp. and while serving as a board member, was also interim CEO of Bed Bath and Beyond Inc. She holds a Bachelor of Accounting from the University of Wisconsin, a Master in Business Administration from Northwestern University’s Kellogg School of Management, is a Certified Public Accountant, and a Governance Leadership Fellow with the National Association of Corporate Directors (NACD).
Key Areas of Expertise/Experience
• Audit, Accounting and Finance • Capital Markets/Treasury • Environmental and Social Sustainability	• Leadership/Strategic Planning • Legal/Regulatory/ Compliance • Operational Excellence	• Risk Management • Human Capital Management
Board and Committee Meeting Attendance for Fiscal 2025(1)
Board	16 of 17	94%
Audit	11 of 12	92%
Combined Total	27 of 29	93%
Other Public Company Directorships (for past five years)
Chipotle Mexican Grill, Inc. (2020 – present) (audit and risk committee (chair))
Northrop Grumman Corporation (2023 – present) (compensation and human capital committee, policy committee)
Acuity Brands Inc. (2017 – 2025)
Dover Corporation (2005 – 2023)
Bed Bath and Beyond Inc. (2019 – 2022)
Domtar Corporation (2015 – 2021)
Equity Ownership
Year(3)	Common Shares	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR(3)(5)(6)	Total as a Multiple of SOR(5)(6)
2026	100	27,460	27,560	$3,565,162	$2,393,299	3.04
2025	100	20,900	21,000	$1,607,130	$484,788	1.43

(1)
Ms. Winston was appointed to the corporate governance committee on September 17, 2025. Since there were no meetings of the corporate governance committee from September 17, 2025 to the end of fiscal 2025 (October 31, 2025), the committee is not listed.

(2)
As defined in Item 407(d)(5)(ii) of Regulation S-K, promulgated by the SEC.

(3)
Common share and DSU equity ownership amounts for 2026 are as of February 9, 2026, and for 2025 are as of February 6, 2025. For 2026 and 2025, total equity value and amount by which it exceeds the director’s SOR were valued at the closing price of common shares on the TSX on December 31, 2025 ($129.36) and December 31, 2024 ($76.53) respectively.

(4)
Ms. Winston’s total DSUs include DSUs earned in respect of service on the boards of TDGUS, TDBUSH, TD Bank, N.A. and TD Bank USA, N.A. for 2025 and 2026.

(5)
For fiscal 2026, the SOR requirement is in U.S. dollars for directors with a primary residence in the U.S. The U.S. dollar amount has been converted to Canadian dollars using Bank of Canada’s U.S./CDN closing rate of US$1.00 = C$1.3706 on December 31, 2025 for 2026.

(6)
Directors have five years from their respective first election date to meet the SOR applicable to directors and described under the heading “Director Share Ownership Requirement” on page 39 of this circular.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   31

Age: 68
New Vernon, NJ,
USA
Independent
Director since April 2025
Results of 2025 vote:
99.4% in favour
Designated
Audit Committee
Financial Expert(2)
Paul C. Wirth
Mr. Wirth is a former global finance and banking leader with deep financial acumen and extensive expertise in risk management and regulatory frameworks in the U.S. and international markets.
Mr. Wirth is a corporate director and the former Deputy Chief Financial Officer, and Global Controller and Chief Accounting Officer of Morgan Stanley. Prior to his 15-year career at Morgan Stanley, Mr. Wirth also served as National Managing Partner — Banking and Finance Practice for Deloitte & Touche LLP in the U.S. He holds a Bachelor of Science in Accounting from St. John’s University in Queens, New York and is a Certified Public Accountant and Chartered Global Management Accountant.
Key Areas of Expertise/Experience
• Audit, Accounting and Finance • Capital Markets/Treasury • Leadership/Strategic Planning	• Financial Services • Legal/Regulatory/ Compliance • Operational Excellence	• Risk Management • Human Capital Management
Board and Committee Meeting Attendance for Fiscal 2025
Board(1)	9 of 9	100%
Audit(1)	6 of 6	100%
Corporate Governance(1)	3 of 4	75%
Risk(1)	3 of 3	100%
Combined Total	21 of 22	95%
Other Public Company Directorships (for past five years)
None
Equity Ownership
Year(3)	Common Shares	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR(3)(5)(6)	Total as a Multiple of SOR(5)(6)
2026	500	6,186	6,686	$864,901	$(306,962)	0.74
2025	500	Nil	500	$38,265	N/A	N/A

(1)
Mr. Wirth was appointed to the board, the audit and the corporate governance committees on April 10, 2025, and to the risk committee on September 1, 2025. Mr. Wirth stepped down from the corporate governance committee on September 17, 2025.

(2)
As defined in Item 407(d)(5)(ii) of Regulation S-K, promulgated by the SEC.

(3)
Common share and DSU equity ownership amounts for 2026 are as of February 9, 2026, and for 2025 are as of February 6, 2025. For 2026 and 2025, total equity value and amount by which it exceeds the director’s SOR were valued at the closing price of common shares on the TSX on December 31, 2025 ($129.36) and December 31, 2024 ($76.53) respectively.

(4)
Mr. Wirth’s total DSUs include DSUs earned in respect of service on the boards of TDGUS, TDBUSH, TD Bank, N.A. and TD Bank USA, N.A. for 2025 and 2026.

(5)
For fiscal 2026, the SOR requirement is in U.S. dollars for directors with a primary residence in the U.S. The U.S. dollar amount has been converted to Canadian dollars using Bank of Canada’s U.S./CDN closing rate of US$1.00 = C$1.3706 on December 31, 2025 for 2026.

(6)
Directors have five years from their respective first election date to meet the SOR applicable to directors and described under the heading “Director Share Ownership Requirement” on page 39 of this circular.

32   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

At the April 10, 2025 annual meeting of shareholders, all director nominees were elected; however, four of the 14 director nominees presented for election at that meeting received lower support “for” their election from shareholders than in prior years. Specifically, Ms. Cherie L. Brant received 72.7% support, Mr. Alan N. MacGibbon received 57.7% support, Ms. S. Jane Rowe received 71.4% support, and Ms. Mary A. Winston received 72.8% support. Following the 2025 annual meeting, the reconstituted board (which includes five new directors) undertook an orderly Board Chair transition process. After a robust review, on September 1, 2025 Mr. John B. MacIntyre was appointed Board Chair, and former Board Chair Mr. MacGibbon retired from the board as a director and is thus not standing for election at this year’s meeting.
Prior to the 2025 annual meeting, members of the board and management conducted extensive direct outreach to the bank’s top institutional shareholders, as well as leading governance organizations and proxy advisory firms, to better understand potential shareholder concerns that could impact vote support levels at the then-upcoming meeting. Meetings were held in March and April 2025 with over 40 shareholders, representing approximately 31% of the bank’s issued and outstanding shares. In October 2025 following the 2025 Investor Day, the Board Chair and chair of the human resources committee met with 11 shareholders, representing approximately 15% of the bank’s issued and outstanding shares. Shareholders who withheld votes from those directors generally expressed concerns regarding the board’s oversight of anti-money laundering (AML) issues and resulting global resolution achieved and announced by the bank in late 2024. Shareholders did not express any specific concerns concerning the skills, capabilities, experience or attributes of any of Mesdames Brant, Rowe or Winston but, rather, indicated they had withheld votes from the longest-tenured incumbent directors who had served on the bank’s audit or risk committees during the period of the AML failures. In connection with the bank’s significant refreshment of the board of directors presented at the 2025 annual meeting of shareholders, as outlined in the bank’s management proxy circular for the 2025 annual meeting, effective following the 2025 annual meeting, the bank also proactively reconstituted the audit and risk committees of the board (along with all of the other board committees), including appointing new committee chairs to each of the human resources, corporate governance and risk committees, and transitioned the role of Board Chair. In fiscal 2025 the board also established a dedicated remediation committee of the board to oversee and direct the bank’s remediation program, the composition of which was also refreshed following the 2025 annual meeting.
The refreshed board and committees continue to advance the remediation of AML matters, as outlined elsewhere in this circular under “Past Year Highlights and Actions Taken” and “Executive Compensation Performance”, and during fiscal 2025 oversaw the development and launch of the bank’s renewed strategy announced at the bank’s Investor Day in September 2025, focused on enhancing the client experience, accelerating growth and driving long-term shareholder value.
Key Areas of Expertise/Experience
All of the bank’s directors have broad experience and expertise acquired from senior level involvement in major organizations and significant expertise in executive leadership and corporate governance. The following chart identifies the “key areas of expertise/experience” for each independent director nominee on a consolidated basis, with a description of each skill/experience category included in the chart. These key areas of skill/experience were most recently reviewed and updated by the board in October 2025.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   33

Key Areas of Experience	Ayman Antoun	Ana Arsov	Cherie L. Brant	Elio R. Luongo	John B. MacIntyre	Keith G. Martell	Nathalie M. Palladitcheff	Frank J. Pearn	S. Jane Rowe	Nancy G. Tower	Ajay K. Virmani	Mary A. Winston	Paul C. Wirth
Audit, Accounting and Finance: experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the bank’s financial statements; familiarity with internal financial/accounting controls, financial accounting and reporting.		✔		✔	✔	✔	✔	✔	✔	✔		✔	✔
Capital Markets/Treasury: capital markets, international financial markets, investment banking and/or mergers and acquisitions experience in a senior leadership position at issuer, bank or other market participant.		✔			✔		✔		✔	✔		✔	✔
Environmental and Social Sustainability: understanding of leading practices of corporate responsibility and sustainability, including measures of environmental (including climate-related) and social performance.		✔	✔				✔		✔			✔
Leadership/Strategic Planning: experience working as a senior leader (senior executive and/or board) of a large publicly listed company or other large complex organization; and/or other senior leadership experience in developing or driving strategic direction.	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Financial Services: senior leadership or other comparable experience at a large financial institution or in the financial services industry, including investment banks and insurance companies.	✔	✔			✔	✔		✔	✔				✔
Government/Public Affairs: senior leadership experience in, or understanding of, government and public policy in Canada and/or internationally.	✔		✔			✔
Legal/Regulatory/Compliance: senior leadership experience in the management and/or oversight of legal, compliance and/or regulatory affairs in a financial services industry or other complex regulatory environment.		✔	✔	✔		✔		✔	✔	✔		✔	✔
Marketing/Consumer: senior leadership experience in or familiarity with marketing or retailing consumer products or services with a focus on retail customer service, insights and preferences.	✔										✔
Operational Excellence: senior leadership or other comparable experience in the development and execution of short and long-term operational effectiveness in a large and complex environment.	✔			✔			✔	✔		✔	✔	✔	✔
Risk Management: senior leadership experience in the effective identification, assessment and management of financial and non-financial risks, including current and emerging risks to which the bank may be exposed, and of the systems and controls used to identify, measure, monitor, report on, and mitigate risks.	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Human Capital Management: senior leadership experience in human resources, leadership development, workplace culture, talent management and succession, compensation and risk management.	✔	✔			✔	✔	✔	✔	✔	✔	✔	✔	✔
Cybersecurity, Technology, Data and Information Security: senior leadership experience in technology, data management and innovation, including the management of technology projects and related impacts on strategy at a large complex organization and/or the understanding of issues related to the protection of technology systems and devices (including cybersecurity) and the collection, use and protection of data.	✔							✔		✔
34   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Board and Committee Meeting Attendance
During the 12 months ended October 31, 2025, the board held ten regularly scheduled meetings and seven special meetings. Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled a year or more in advance. In addition, update sessions between meetings may be held to allow management to keep directors up-to-date on developments important to the board’s oversight role. Directors may also from time to time attend other committee meetings by invitation. The bank’s directors collectively attended 97% of all board and applicable committee meetings during fiscal 2025. All director nominees attended a minimum of 86% of total eligible board and committee meetings during fiscal 2025. Each director nominee’s attendance at board and applicable committee meetings during fiscal 2025 is set out in each of the “Director Nominee Profiles” in the “Director Nominees” section of this circular.
The table below shows board meeting and committee meeting attendance in fiscal 2025 for directors who did not stand for re-election at the April 10, 2025 annual meeting, as well as Mr. Bharat B. Masrani who retired as Chief Executive Officer on February 1, 2025 and Mr. MacGibbon who retired as a director and Board Chair on September 1, 2025.
	Meetings	Attendance
Amy W. Brinkley
Board	8 of 8	100%
Corporate Governance Committee	5 of 5	100%
Human Resources Committee	4 of 4	100%
Risk Committee	4 of 4	100%
Colleen A. Goggins
Board	8 of 8	100%
Risk Committee	4 of 4	100%
Brian C. Ferguson
Board	8 of 8	100%
Audit Committee	6 of 6	100%
Alan N. MacGibbon
Board	15 of 15	100%
Corporate Governance Committee	7 of 8	88%
Human Resources Committee	4 of 4	100%
Karen E. Maidment
Board	7 of 8	88%
Human Resources Committee	4 of 4	100%
Risk Committee	4 of 4	100%
Bharat B. Masrani
Board	2 of 3	67%
Claude Mongeau
Board	8 of 8	100%
Human Resources Committee	4 of 4	100%
Corporate Governance Committee	5 of 5	100%
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   35

Director Compensation
Director compensation is structured to compensate directors for their oversight of the effective operation of the bank, and to align directors’ interests with those of shareholders. All of the bank’s directors devote considerable time to their duties, in light of the size and complexity of the bank and the intensity of regulatory oversight and scrutiny. The bank believes in a simple, easy to understand director compensation structure designed to attract and retain directors with the necessary complement of experience, skills and capabilities. Directors are compensated on an annual basis to cover all aspects of their workload and responsibilities as directors of the bank.
The board’s corporate governance committee is responsible for reviewing all aspects of director compensation to satisfy itself that director compensation remains appropriate within the market. The board determines the form and amount of director compensation based on the recommendation of the corporate governance committee.
Elements of Director Compensation
The following table provides an outline of the different elements of director compensation for non- management directors for fiscal 2025. Mr. Chun did not receive any compensation for serving as a director because he was compensated in his role as Group President and Chief Executive Officer of the bank. Prior to his retirement as a director and officer on February 1, 2025, Mr. Masrani did not receive any compensation for serving as a director because, during his tenure, he was compensated in his role as Group President and Chief Executive Officer of the bank.
Annual Cash Retainer	2025
Board Chair(1)	$260,000
Other directors(2)	$130,000
Equity Award(3)
Board Chair	$260,000
Other directors	$130,000
Additional Committee Membership Fees
Chair of a board committee(4)	$57,500
Additional committee memberships(5)	$17,500
Special board and committee meeting fee(6)	$1,500

(1)
Does not receive any committee or special meeting fees.

(2)
Includes compensation for serving on one committee.

(3)
Subject to board approval, directors may receive an equity award in the form of DSUs.

(4)
A minimum of 50% of committee chair fees are in the form of DSUs.

(5)
Applies to directors who serve on more than one committee. Committee chairs are not paid an additional fee for serving on the corporate governance committee.

(6)
For each special (i.e., non-scheduled) meeting in excess of an aggregate of five special board or committee meetings attended during the fiscal year.

In addition to the fees listed above, certain directors are entitled to annual travel fees in recognition of time spent travelling to board and committee meetings, which are typically held at the bank’s head office in Toronto: $10,000 for directors with a principal residence in Québec, $20,000 for directors with a principal residence outside Ontario or Québec, and an additional $15,000 for any director for whom there are no direct flights departing near the location of their city of principal residence.
For acting as members of the audit committee of the bank’s Canadian federally-regulated financial institution subsidiaries and insurance subsidiaries, the audit committee chair annually receives an additional $5,000 and all other audit committee members annually receive an additional $2,500.
Under the bank’s Outside Director Share Plan, a non-employee director may elect to receive all or a portion of their annual cash fees in the form of cash, common shares and/or DSUs, in all cases paid quarterly. Common shares are valued using an average cost per common share on the TSX on the purchase date. DSUs are phantom share units that track the price of the common shares, receive additional DSUs when dividends are paid on common shares and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase date or grant date. DSUs vest immediately and may be redeemed in cash after the director leaves the service of the board.
The bank does not issue stock options as part of director compensation.
36   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Effective commencing in fiscal 2025, directors with a primary residence in the U.S. receive their director compensation in U.S. dollars and the SOR for these directors is based on U.S. dollars.
Director Compensation Table
The following table summarizes compensation paid to non-employee directors during fiscal 2025.
	Fees Earned
Name(1)	Annual Cash Retainer ($)	Additional Committee ($)	Special Meetings(2) ($)	Committee Chair ($)	Travel Allowance ($)	Total Annual Fees(3) ($)	Share-based Awards(4) ($)	All Other Compensation(5) ($)	Total(6) ($)
Ayman Antoun(7)	130,000	17,500	11,500	9,583	—	168,583	142,500	480,837	791,920
Ana Arsov(8)(9)	104,608	12,087	—	—	16,094	132,789	302,561	—	435,350
Cherie L. Brant	130,000	8,750	7,500	28,750	—	175,000	142,500	—	317,500
Amy W. Brinkley(7)(10)	92,843	12,498	10,700	41,065	14,284	171,390	—	490,693	662,083
Brian C. Ferguson(10)	65,000	—	4,000	—	10,000	79,000	—	—	79,000
Colleen A. Goggins(7)(10)	92,843	—	—	—	14,284	107,127	—	85,582	192,709
Elio R. Luongo(9)	75,833	8,750	—	—	11,667	96,250	218,334	—	314,584
Alan N. MacGibbon(7)(10)	216,667	—	—	—	—	216,667	—	362,319	578,986
John B. MacIntyre(7)(11)	151,667	10,208	13,500	19,167	—	194,542	304,167	199,376	698,085
Karen E. Maidment(10)	65,000	8,750	3,000	—	—	76,750	—	—	76,750
Keith G. Martell	130,000	21,875	17,500	57,500	20,000	246,875	142,500	—	389,375
Claude Mongeau(10)	65,000	—	6,000	28,750	5,000	104,750	—	—	104,750
Nathalie M. Palladitcheff(9)	75,833	8,750	—	—	5,833	90,416	218,334	—	308,750
Frank J. Pearn(8)(9)	45,341	—	—	—	6,976	52,317	241,095	—	293,412
S. Jane Rowe	130,000	13,125	16,000	28,750	—	187,875	142,500	—	330,375
Nancy G. Tower	130,000	30,625	24,500	57,500	20,000	262,625	142,500	—	405,125
Ajay K. Virmani	130,000	8,750	4,500	—	—	143,250	142,500	—	285,750
Mary A. Winston(7)(8)	182,634	—	18,263	—	28,098	228,995	196,280	568,203	993,478
Paul C. Wirth(7)(8)(9)	104,608	12,087	—	—	16,094	132,789	302,561	205,223	640,573

(1)
Mr. Chun does not appear in this table as he was an employee-director after having been named Group President and Chief Executive Officer of the bank in fiscal 2025. Mr. Chun did not receive any compensation for serving as director of the bank or on any bank subsidiary boards (TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.). Similarly, Mr. Masrani does not appear in this table as he was an employee-director during his tenure in fiscal 2025, and he did not receive any compensation for serving as a director of the bank.

(2)
The amounts reported in the “Special Meetings” column represent fees paid for special board and committee meetings, as well as the fees paid to members of the audit committee for acting as the committee of the bank’s Canadian federally-regulated financial institution subsidiaries and insurance subsidiaries.

(3)
Directors can elect to receive a portion of their annual cash retainer in the form of DSUs, which are notional units and settle in cash after the director leaves the service of the board. Amounts reported in the “Total Annual Fees” column were received entirely in DSUs or common shares, instead of cash, except as follows:

Name	Annual Cash Retainer	Committee Chair Fees	Other Annual Fees
Ana Arsov	40% cash	—	40% cash
Cherie L. Brant	10% cash	—	—
Amy W. Brinkley	100% cash	50% cash	100% cash
Karen E. Maidment	100% cash	—	100% cash
Keith G. Martell	40% cash	20% cash	40% cash
Frank J. Pearn	40% cash	—	40% cash
Mary A. Winston	48% cash	—	75% cash
Paul C. Wirth	40% cash	—	40% cash

(4)
DSUs awarded on December 12, 2025 relate to the period from November 1, 2025 to October 31, 2026. The grant date fair value is determined using the closing price for common shares on the TSX on the trading day prior to the grant date. The DSU awards reported are the most recently approved. The bank does not issue stock options as part of director compensation. Details on DSUs awarded on December 12, 2024 are available in the 2025 management proxy circular.

(5)
The amount reported in the “All Other Compensation” column represents the fees paid for serving as a board member of certain bank subsidiaries. Compensation arrangements for directors of TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A. included the following in 2025 as applicable: an annual cash retainer of US$165,000; an annual equity award of US$110,000 granted on December 12, 2025; an additional committee membership fee for serving on two committees of US$15,000; risk and audit committee chair fees of US$50,000; TDBUSH compliance committee member fees of US$50,000; and special meeting fees of US$1,500 per meeting in excess of five special meetings or eight meetings of any one committee. The exchange rate used to convert U.S. dollar compensation, excluding the annual equity award, to Canadian dollars was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (C$1.4031 = US$1.00). The exchange rate used to convert the annual equity awards into Canadian dollars was the Bank of Canada’s US/CDN closing rate on the trading day prior to the date the awards were granted (C$1.3774 = US$1.00).

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   37

(6)
The total director compensation paid in fiscal 2025, which is comprised of the amounts disclosed in the “Total Annual Fees” column and equity awarded on December 12, 2024, or in the case of Ms. Arsov, Mr. Luongo, Ms. Palladitcheff, and Mr. Wirth on April 11, 2025, and Mr. Pearn on September 3, 2025, was $4,966,703.

(7)
The amount reported in the “All Other Compensation” column represents the fees paid to Mr. Antoun, Ms. Brinkley, Mr. MacGibbon, Mr. MacIntyre, Ms. Winston, and Mr. Wirth for serving as a board member of the following bank subsidiaries: TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.; to Ms. Goggins for serving as a board member of the following bank subsidiaries: TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.; the amount for Ms. Brinkley includes a fee of US$62,500 for consulting services provided in fiscal 2025 to support an orderly transition and facilitate stability following her retirement from TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A. effective September 1, 2025; and the amount for Mr. MacGibbon includes a fee of $87,500 for consulting services provided in fiscal 2025 to support an orderly transition and facilitate stability following his retirement as a director and Board Chair effective September 1, 2025.

(8)
Beginning in fiscal 2025, directors whose primary residence is in the U.S. are paid their director compensation in U.S. dollars. The exchange rate used to convert the annual fees, which are paid on a quarterly basis, into Canadian dollars was the Bank of Canada’s US/CDN closing rate (Q1: C$1.4371 = US$1.00; Q2: C$1.4196 = US$1.00; Q3: C$1.3677 = US$1.00; Q4: C$1.3951 = US$1.00). The exchange rate used to convert the annual equity awards in December 2025 into Canadian dollars was the Bank of Canada’s US/CDN closing rate on the trading day prior to the date the awards were granted (C$1.3774 = US$1.00).

(9)
Ms. Arsov, Mr. Luongo, Ms. Palladitcheff, and Mr. Wirth were elected to the board on April 10, 2025, and Mr. Pearn was appointed to the board on August 27, 2025. Their annual fees were pro-rated accordingly. Ms. Arsov and Mr. Wirth each received an equity award of US$75,834, and Mr. Luongo and Ms. Palladitcheff each received an equity award of $75,834, on April 11, 2025 in respect of fiscal 2025. Mr. Pearn received an equity award of US$32,500 on September 3, 2025 in respect of fiscal 2025. The exchange rate used to convert the annual equity awards into Canadian dollars was the Bank of Canada’s US/CDN closing rate on the trading day prior to the date the awards were granted (April: C$1.4015 = US$1.00; September: C$1.3789 = US$1.00). Ms. Arsov, Mr. Pearn, and Mr. Wirth each received an equity award of US$142,500, and Mr. Luongo and Ms. Palladitcheff each received an equity award of $142,500, on December 12, 2025 in respect of fiscal 2026.

(10)
Ms. Brinkley, Mr. Ferguson, Ms. Goggins, Ms. Maidment, and Mr. Mongeau did not stand for re-election at the annual meeting held on April 10, 2025, and Mr. MacGibbon retired as a director and Board Chair on September 1, 2025. Their annual retainer fees were pro-rated accordingly.

(11)
Mr. MacIntyre was appointed Board Chair on September 1, 2025. His annual retainer fees as board member and Board Chair were pro-rated accordingly. He received an equity award of $21,667 on September 3, 2025 in respect of his Board Chair role in fiscal 2025, and an equity award of $282,500 on December 12, 2025 in respect of fiscal 2026.

2026 Director Compensation
In reviewing the compensation paid to directors, compensation is benchmarked against a peer group of large banks and, for reference purposes, is also reviewed against a group of large Canadian publicly-traded companies, both of which are listed below.
Peer Group	Reference Group
• Bank of Montreal • Canadian Imperial Bank of Commerce • Royal Bank of Canada • The Bank of Nova Scotia	• BCE Inc. • Canadian National Railway Company • Canadian Natural Resources Limited • Enbridge Inc. • Imperial Oil Limited	• Manulife Financial Corporation • National Bank of Canada • Sun Life Financial Inc. • Suncor Energy Inc. • TC Energy Corporation
Following a review of director compensation in 2025, the corporate governance committee recommended, and the board approved, certain changes to the director compensation arrangements for fiscal 2026. The changes include an increase in the combined value of the annual cash retainer and equity award of 9.6% for directors (from $260,000 to $285,000) and 8.7% for the Board Chair (from $520,000 to $565,000). There are no changes to special meeting fees or travel fees, and no changes to the other elements of director compensation discussed in the section on “Elements of Director Compensation” above.
In recommending these changes, the corporate governance committee considered the evolving responsibilities of the directors, the increased time commitment expected of the directors, the complexity of the regulatory environment, the need to attract and retain directors with the necessary experience and skill set, alignment with compensation at the peer group of companies outlined above, the size of the bank relative to the peer group, and the fact that director compensation at the bank had not changed since the beginning of fiscal 2023 except as noted above. In addition, the committee considered the average change in compensation for the bank’s general employee population over the same period, and recommended an increase to director compensation similar to the increase in compensation for the general employee population.
38   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Annual Cash Retainer	2026
Board Chair(1)	$282,500
Other directors(2)	$142,500
Equity Award(3)
Board Chair	$282,500
Other directors	$142,500
Additional Committee Membership Fees
Chair of a board committee(4)	$57,500
Additional committee memberships(5)	$17,500
Special board and committee meeting fee(6)	$1,500

(1)
Does not receive any committee or special meeting fees.

(2)
Includes compensation for serving on one committee.

(3)
Subject to board approval, directors may receive an equity award in the form of DSUs.

(4)
A minimum of 50% of committee chair fees are in the form of DSUs.

(5)
Applies to directors who serve on more than one committee. Committee chairs are not paid an additional fee for serving on the corporate governance committee.

(6)
For each special (i.e., non-scheduled) meeting in excess of an aggregate of five special board or committee meetings attended during the fiscal year.

Director Share Ownership Requirement
Under the bank’s director SOR, non-employee directors are expected to acquire common shares with a value equivalent to at least six times their annual cash retainer. DSUs are considered the equivalent of common shares for the purposes of the directors’ SOR.
Directors have five years from their first election or appointment date to meet the SOR. A minimum of 60% of the annual fees (excluding any equity grant) payable to a director must be received in the form of DSUs or common shares until the SOR has been achieved. Directors who are also officers of the bank are subject to a separate SOR, as described in the “Additional Disclosure” section of this circular.
The SOR for non-employee directors in fiscal 2025 were:
•
Board Chair: 6 × annual cash retainer (6 × $260,000 = $1,560,000)

•
Other directors: 6 × annual cash retainer (6 × $130,000 = $780,000)(1)

The 2026 SOR for non-employee directors, incorporating the changes made for fiscal 2026, are:
•
Board Chair: 6 × annual cash retainer (6 × $282,500 = $1,695,000)

•
Other directors: 6 × annual cash retainer (6 × $142,500 = $855,000)(1)

Each director’s share ownership is set out in the “Director Nominees” section of this circular. Each of the bank’s current non-employee directors have met the required ownership multiple under the SOR, except for Mr. Wirth (elected to the board on April 10, 2025) and Mr. Pearn (appointed to the board on August 27, 2025), who are accumulating equity in accordance with director share ownership guidelines, and have five years from their respective election or appointment dates to meet the requirement. Accordingly, all current non-employee directors are in compliance with the SOR.

(1)
For directors receiving their director compensation in U.S. dollars, the SOR in fiscal 2025 was US$780,000 converted to Canadian dollars, and increased in fiscal 2026 to US$855,000 converted to Canadian dollars.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   39

2	Governance
Policies and Practices

The bank’s board and management are committed to sound corporate governance practices, which contribute to the effective management of the bank and to achieving the bank’s strategic and operational plans, goals and objectives.

The board’s corporate governance policies, principles and practices, which are reviewed regularly by the corporate governance committee, focus on the board’s responsibilities to the bank’s shareholders and other relevant stakeholders and on creating long-term shareholder value. The bank made a number of enhancements to its corporate governance practices in fiscal 2025, including: implementing amendments to its 10-year director term limit policy; refreshing the composition of the board and its committees; appointing new committee chairs to four of the five board committees; electing a new Board Chair; establishing a remediation committee to oversee and direct regulatory remediation efforts; and refreshing the composition of the remediation committee (including appointing a new chair). In addition, the bank continued to enhance its corporate governance practices and subsidiary governance processes across its global footprint by bolstering board reporting on subsidiary activities and adding structured meetings between the chairs of the bank board and committees with the chairs of the boards and equivalent committees of principal subsidiaries with external directors, as discussed further below.
Governance Framework
The board’s governance framework includes the charters and key practices of the board and its committees and the Corporate Governance Guideline (available at https://www.td.com/ca/en/about-td/corporate-profile/corporate-governance). The bank’s corporate governance policies and practices comply with the Canadian Securities Administrators’ National Policy 58-201 Corporate Governance Guidelines (CSA Guidelines), the rules of the TSX, and OSFI’s Corporate Governance Guideline.
Although they do not all directly apply to the bank, these policies, principles and practices also take into account rules of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission.
Visit the bank’s website for additional governance information, including:
• Code of Conduct and Ethics • Corporate Governance Guideline(1) • Disclosure Policy • Director Independence Policy • Proxy Access Policy • Majority Voting Policy	• Position Description for Directors • Position Description for the Group President and CEO • Charters of the Board and its Committees • Board Chair and Committee Chair Mandates

(1)
Effective December 2025, the Corporate Governance Guideline was amended to incorporate certain key provisions of TD’s prior standalone Board Diversity Policy, including policies and goals relating to the representation of women on the board, as discussed further in the “Board Composition, Director Nominations and Board Renewal” section of the circular beginning at page 50. Board and executive officer gender diversity information included here and elsewhere in the management proxy circular addresses mandatory disclosure requirements under National Instrument 58-101 and Form 58-101F1 established under applicable securities laws.

Board of Directors

The bank’s board is independent. Of the 14 nominees proposed for election, 13 (93%) are “independent” under the bank’s Director Independence Policy (www.td.com/governance/other_policies.jsp) and the CSA Guidelines and are not “affiliated” under the Bank Act.

Director Independence
To be effective, the board must operate independently of management. All but one of the bank’s directors and all committee members are independent. Raymond Chun, Group President and CEO, TD Bank Group, is the only director not considered to be “independent” under the Director Independence Policy or the CSA
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Guidelines and is “affiliated” under the Bank Act because of his executive position. Each audit committee member meets additional independence criteria under the Director Independence Policy and applicable law.
The board has adopted a Director Independence Policy and delegated responsibility to the corporate governance committee for recommending director independence criteria and evaluating director independence at least annually, for approval by the board, and as needed for director appointments during the year.
Detailed information on all director nominees proposed for election this year is provided under the “Director Nominees” section of this circular.
How the Board Determines Independence
The board has a robust annual process to evaluate director independence. Directors must complete detailed annual questionnaires about, and provide information relevant to, their individual circumstances. To determine whether a director has a “material relationship” with the bank that would compromise their independence, the corporate governance committee, in making its recommendation to the board, considers all relevant facts and circumstances, including any relationship a director may have with the bank, and any relationships that persons or organizations the director is related to (such as a spouse or an entity that employs the director in an executive capacity) may have, and considers whether, as a result of such relationship(s), the director could reasonably be expected to be objective about management’s recommendations and performance. The corporate governance committee particularly scrutinizes any outsourcing, consulting, legal, accounting and financial services relationships.
The corporate governance committee considers the director independence standards that incorporate the definition of affiliated persons under the Bank Act and definitions of independence from the Canadian Securities Administrators. While not required to do so, the corporate governance committee also considers the director independence standards that apply to NYSE-listed U.S. domestic issuers. Except for Mr. Chun, all director nominees would be considered independent under these NYSE standards if they applied to the bank.
In addition to the Director Independence Policy, the board has implemented the following policies and practices:
•
each of the board and its committees meets independently of management at each meeting. In fiscal 2025, all regularly scheduled board and committee meetings had an in camera session without members of management or non-independent directors present;

•
each of the board and its committees may, at the expense of the bank, engage their own external advisors to provide expert advice; several committees did so in 2025;

•
the independent directors annually appoint a strong, independent Board Chair with a clear mandate to provide leadership for the independent directors; and

•
independent directors must acquire, within five years of first being elected or appointed to the board, equity ownership in the bank with a value equivalent to at least six times their respective annual cash retainer.

Other Directorships and Board Interlocks Policy
In addition to maintaining their independence, directors must be able to devote sufficient time to their responsibilities to TD. Board members are restricted from serving on other boards without prior advance notice to and approval from the chair of the corporate governance committee of their intention to accept an invitation to serve on the board of directors of any public company or any company in the financial services sector. Without approval of the chair of the corporate governance committee: (a) the CEO may not serve on more than one additional public company board (in addition to the board of the bank and its affiliates), (b) a director who serves as an executive officer of a public company may not serve on the board of directors of any public company besides the bank and the board of the company where they serve as an executive officer, and (c) no director may serve on more than three public company boards (in addition to the board of the bank). None of the director nominees have sought nor require such approval by the chair of the corporate governance committee. Other than as members of the board of the bank, no more than two board members may serve on the same public company board without the consent of the corporate governance committee. In addition, no member of the audit committee may serve on more than three public company audit committees (including the bank’s audit committee) without the consent of the corporate governance committee and the board. There are no board interlocks among the director nominees.
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Board Chair

The Board Chair is Mr. John MacIntyre. Mr. MacIntyre has been the Board Chair since September 1, 2025. Mr. Alan MacGibbon served as the Board Chair from February 1, 2024 until Mr. MacIntyre’s appointment. Shareholders may communicate directly with the Board Chair by email c/o TD Shareholder Relations at tdshinfo@td.com.

The Board Chair is responsible for facilitating the functioning of the board independently of management and for maintaining and enhancing the quality of the bank’s corporate governance.
The Board Chair’s main responsibilities are set out in the bank’s Independent Board Chair Mandate (www.td.com/governance/charters.jsp). The Board Chair:
•
must be independent and appointed annually by the independent directors;

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chairs meetings of the board (including in camera sessions) and all annual and special meetings of shareholders;

•
consistent with the bank’s shareholder engagement policies, meets with shareholders, regulators and other interested stakeholders on matters core to the board’s mandate, and attends public events on behalf of the bank;

•
has a standing invitation to attend all committee meetings;

•
meets regularly with other directors and senior management to monitor the health of relationships among directors and between the board and senior management; and

•
maintains a channel of open communication with the bank’s key Canadian regulators, independent of management, to engender trust and confidence in the quality of the board’s governance and oversight of the bank. In 2025, the Board Chair met, alone or with one or more directors, 12 times with representatives of the bank’s key Canadian regulators.

The board, sitting as a whole, elected Mr. MacIntyre as Board Chair following a robust process, which considered both internal and external candidates. The selection process involved both group and individual sessions held with each director as well as the use of an external recruiting consultant. Mr. MacIntyre’s deep financial expertise and governance experience supports the board as it continues to prioritize strong oversight and long-term value creation. For more information about the bank’s Board Chair, Mr. MacIntyre, see the “Director Nominees” section of this circular or the bank’s website at https://www.td.com/ca/en/about-td/corporate-profile/chairman-of-the-board.
Shareholders’ Meetings
The Board Chair is responsible for chairing and is available to answer questions at the bank’s annual shareholders’ meetings. Directors are expected to attend annual shareholders’ meetings. Last year, all of the director nominees then standing for election attended the bank’s hybrid annual shareholders’ meeting in person in Toronto, Ontario.
Board Mandate

Shareholders elect the board to oversee management of the business and affairs of the bank with a view to responsibly advancing the long-term interests of the bank for the benefit of the shareholders while addressing the concerns of other relevant stakeholders and interested parties, including the bank’s employees, customers, debt holders, regulators and communities.

The board’s responsibilities are set out in its charter and include the following:
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supervision of the management of the business and affairs of the bank;

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approval of the bank’s strategy and major policy decisions — the board must understand and approve the bank’s strategy, business objectives, be kept current on progress towards those objectives and be part of and approve any major strategy and policy decisions;

•
approval of the bank’s enterprise risk appetite statement — the board must be satisfied that there is a framework in place so that the bank only takes risks in accordance with its risk appetite and enterprise risk framework (ERF) (and the board must approve the enterprise risk appetite statement and monitor the bank’s risk profile and performance);

•
evaluation, compensation, talent development and succession — the board must be satisfied that there are processes in place to identify, attract, evaluate, develop and retain the right people to enable the bank to meet its strategic ambitions and safeguard its unique and inclusive culture; and the board must also

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monitor and evaluate individuals in key management roles, and be satisfied that they are appropriately compensated for contribution to the bank’s long-term success;
•
oversight of the management of capital, liquidity, risks, and internal controls — the board must be satisfied that policies are in place to enable the bank to maintain sufficient capital and liquidity and to protect the bank’s assets and reputation; and the board must also be satisfied that the bank’s risk culture, compensation policies and practices and control functions enable the bank to operate within the confines of its board-approved risk appetite statement;

•
disclosure of reliable and timely information to investors — the board must be satisfied that the bank is providing its investors with accurate and balanced information in a timely manner; and

•
effective board governance — the directors must function effectively as a board in order to meet their stewardship responsibilities; the board must be comprised of strong members with the appropriate backgrounds, skills, experience, competencies and equipped with the right information on a timely basis.

The charter of the board of directors is incorporated by reference into this circular, has been filed with securities regulators on www.sedarplus.ca and www.sec.gov and is available at www.td.com/governance/charters.jsp. In addition, shareholders may promptly obtain a free copy of the charter of the board of directors by contacting TD Shareholder Relations (contact information is provided on page 149 of this circular).
The bank’s employees and officers execute the bank’s strategy under the direction of the CEO and the oversight of the board. The Bank Act requires certain important matters to be brought before the board and the board has also reserved certain other key decisions to itself. Under its charter, the board is responsible for the establishment and maintenance of policies and procedures which are effective in supporting its oversight of management and internal controls. The board also has formal policies for approving material capital allocation decisions, including material business acquisitions, investments and divestitures and major outsourcing projects. In addition, the board has complete authority over the approval of certain other transactions out of the ordinary course of business and for approving the bank’s financial statements prior to release to shareholders.
Strategic Planning & Strategy
The board approves the strategy and business objectives of the bank and oversees their execution. This oversight includes reviewing and approving all major strategy and policy recommendations, including the bank’s annual strategic plan, annual financial plan (including the capital, liquidity and funding plans and the funding of all remediation activities), major capital expenditures, and monitoring adequate levels of capital and liquidity. At least annually, the board reviews the strategic plan of each business segment, considering factors including the competitive landscape, opportunities for growth, and key performance metrics. The board assesses the bank’s major opportunities and the risk impact of strategic decisions being contemplated, including considering whether they are within the Risk Appetite Statement and the ERF established for the bank and its individual business units. In addition to reviewing and discussing the bank’s strategy at regular board meetings, the board annually participates in a two-day board strategy meeting.
Following the announcement of Mr. Raymond Chun’s transition to the role of Group President and Chief Executive Officer, the bank initiated a comprehensive strategic review, focused on identifying areas of strength and opportunities for improvement. Our new strategy, launched at TD’s Investor Day in September 2025, builds on the strong momentum achieved over the past year and reflects our continued focus on delivering for our clients and shareholders. Centered on three pillars that enhance the client experience, accelerate growth, and drive long-term shareholder value, this new strategy marks the next phase of our journey:
•
Deeper relationships: create an unparalleled client experience, combining human interactions with digital convenience.

•
Simpler & faster: enable and empower colleagues to deliver with excellence and speed to meet our clients’ evolving needs.

•
Disciplined execution: deliver industry leading shareholder returns, bolstered by uncompromising risk management.

Risk Management
The board oversees the bank’s risk culture and approves and oversees significant risk frameworks and policies designed to protect the assets of the bank and its long-term success. The board also oversees the identification and monitoring of the principal risks affecting the bank’s businesses, and satisfies itself that appropriate policies, procedures and practices are in place for the effective and independent management of these risks in accordance with the bank’s ERF. The board is supported in its discharge of this responsibility by its risk committee which, among other responsibilities, reviews and recommends to the board for approval
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the bank’s enterprise risk appetite statement and satisfies itself that the bank has appropriate strategies, frameworks and policies in place to manage its current and emerging risks. In addition, the risk committee has been delegated authority to oversee the bank’s crisis management recovery plan and the resolution plan in accordance with applicable regulatory guidelines. See the “Managing Risk” section of the bank’s 2025 MD&A for a list of the major risk categories identified and the structures and processes in place to manage them.
Cybersecurity
Cybersecurity is a formal component of the bank’s overall risk management framework. As part of its risk management responsibilities described above, the board regularly reviews the bank’s cybersecurity program and receives annual cybersecurity program updates from the bank’s Chief Information Security Officer, as well as annual and quarterly platforms and technology updates. The board is supported in the discharge of its responsibilities by the risk committee, which oversees cybersecurity and technology risks, including the bank’s cybersecurity program and the bank’s capability to identify threats, protect critical assets, detect anomalies, and respond to and recover from cyber events. The risk committee also oversees business crisis and continuity management and the insider risk program, each of which is important to mitigating inherent cyber risks. Annually, the risk committee (jointly with the audit committee) receives a technology and cybersecurity program update from the bank’s three lines of defense. The risk committee also receives and considers annual presentations from each business line on their key business risks and challenges, which include, where applicable, an overview of technology risks as they relate to strategic goals and the associated mitigants in place.
Everyone at TD plays a role in helping to keep data secure and private and protecting the bank from cyber threats. All colleagues are required to complete mandatory cyber, privacy and information security training that is refreshed and assigned annually. This training program provides colleagues with knowledge about the types of cyber threats impacting the bank. Additionally, executives and the board receive relevant cyber, information and security training.
Capital and Liquidity
The board oversees the bank’s capital adequacy and management, including annually reviewing and approving the bank’s Capital Adequacy Risk Management Policy and the capital limits therein. As part of this responsibility, the board is also responsible for declaring dividends and approving the issuance, redemption or repurchase of any capital, if appropriate and permitted by applicable laws and regulations. The board also oversees the implementation of the bank’s capital and liquidity frameworks and policies and annually reviews the bank’s capital, liquidity and funding plans.
Management Succession Planning and Talent Management
At TD, the cornerstone of our talent management agenda is the Talent Review program, which focuses on the assessment and development of senior talent as well as succession planning for senior and key roles within the organization. This enterprise program provides insight into the capability and depth of the bank’s leadership bench, and the health of succession plans across senior roles.
The bank’s talent management practices enable a view of leadership strength for various time horizons, as well as in unplanned emergency situations for ready-now and emerging talent, with consideration of leadership capability, domain expertise and diversity. Building an effective pipeline of capable resources through the implementation of regular talent reviews and focused executive development plans support both the achievement of business strategies and individual development.
The human resources committee, on behalf of the board, provides oversight of succession planning, including the review and approval of the succession plans for senior officer positions and heads of control functions. As part of this responsibility, the human resources committee reviews the development plans of the senior executive team of the bank and reviews and confirms, at least annually, the organizational structure of the senior management positions of the bank. In addition, the committee is assigned the responsibility to conduct ongoing reviews of the CEO succession plan and recommends such plan to the board for approval.
Over the course of the year, the board reviews and discusses succession plans for the CEO, senior executive positions and the heads of control functions to satisfy itself that the senior leadership team is identifying potential succession candidates, monitoring development plans for those identified candidates and fostering management depth by rigorously assessing candidates for other senior positions. The board takes a systematic approach to interacting with senior leaders who are high potential, newly appointed, and representative of key talent segments and critical function capabilities.
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Communication
The corporate governance committee must satisfy itself that the bank communicates effectively — both proactively and responsively — with shareholders and other key stakeholders and interested parties (such as employees, customers, regulators and communities, including engagement with Indigenous communities). The bank’s Disclosure Policy (www.td.com/governance/other_policies.jsp) describes the bank’s commitment and obligations regarding the timely, accurate and balanced disclosure of all material information about the bank to a broad audience. The corporate governance committee periodically reviews the Disclosure Policy and annually receives a report from management, including members of the disclosure committee, on the policy, on the design and operation of related disclosure controls and procedures, and on any disclosure issues that may have arisen in the past year.
The board or appropriate committees also review and/or approve key disclosure documents, such as the bank’s quarterly and annual MD&A and financial statements, annual report, annual information form, and management proxy circular.
Measures for Receiving Stakeholder Feedback
Shareholders may provide feedback to the bank through a number of avenues, including via email, telephone, mail and at events such as the annual shareholders’ meeting. The Chief Financial Officer, the Head of Investor Relations and other officers meet regularly with investment analysts and institutional investors, in Canada and internationally. The bank also receives feedback through meetings with shareholders, including with those shareholders that are interested in the bank’s approach to executive compensation, corporate governance, long-term strategic positioning and corporate responsibility for sustainability matters.
In fiscal 2025, directors led engagement sessions with institutional shareholders to receive investor feedback on sustainability, AML, governance, compensation, strategy and other matters. This included more than 50 meetings held by the Board Chair and human resource committee chair with institutional shareholders and an additional 23 meetings held by the Board Chair and one or more other directors with institutional investors to discuss AML remediation in the last two calendar months of 2024. Additional detail on board engagement on sustainability, governance and other matters is set out on page 58 of this circular.
Shareholders may contact TD Shareholders Relations at tdshinfo@td.com. Shareholders, other stakeholders and Indigenous communities may communicate directly with the bank’s independent directors through the Board Chair (contact information is provided on page 149 of this circular or visit www.td.com/investor-relations/ir-homepage/contact.jsp). In addition to any timely reporting, the corporate governance committee receives an annual report on shareholder feedback on an enterprise-wide basis from management, with a primary focus on retail shareholders.
The bank is committed to proactive, open and responsive communications with shareholders, stakeholders and other interested parties. The bank recognizes the importance of engagement by directors with shareholders and governance stakeholders on areas core to the board’s mandate and has developed an internal guideline to support such engagement. As part of that commitment to shareholder engagement and subject to the Board Chair’s approval and guidance, the bank’s directors periodically extend invitations to, and respond to invitations from, certain shareholders and governance stakeholders to meet to discuss the bank’s approach to executive performance and compensation, sustainability matters, long-term strategic positioning, risk oversight and other areas of interest to shareholders core to the board’s mandate. In addition, shareholders are annually provided with an opportunity to vote for or against an advisory resolution on the bank’s approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular. The board and its human resources committee will take the results of this advisory vote into account, when considering compensation policies, procedures and decisions. Management and the corporate governance committee also carefully consider shareholder proposals received by the bank, as well as feedback and communications from recognized governance groups in Canada, and provide regular opportunities for shareholders to communicate with management and the board. The corporate governance committee also receives reports on the results of the annual meeting of shareholders and considers commentary provided by shareholders about their voting decisions and voting outcomes. All of these inputs guide governance considerations.
Internal Controls and Management Information Systems
The board oversees and monitors the integrity and effectiveness of the bank’s internal controls and management information systems. The board also oversees adherence to applicable legal, audit, compliance, regulatory, accounting and reporting requirements. Through this process, the board also satisfies itself that the bank’s financial reporting and financial control systems are designed and operating appropriately. Management’s report on internal control over financial reporting and related information is available under the heading “Accounting Standards and Policies — Controls and Procedures” in the bank’s 2025 MD&A.
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The bank maintains a program for raising conduct and ethics concerns, which provides employees and members of the public worldwide with open and effective communication channels to report complaints or concerns regarding accounting, internal accounting controls or auditing matters and other ethical, legal or regulatory matters. This program includes an anonymous and confidential reporting channel, the TD Bank Conduct and Ethics Reporting site, through which any individual worldwide can raise a concern to TD. The audit committee monitors reports with respect to accounting allegation matters, internal accounting controls or auditing matters while the corporate governance committee monitors reports regarding other ethical, legal or regulatory matters pursuant to the Raising Conduct and Ethics Concerns Policy. A description of the program including the TD Bank Conduct and Ethics Reporting site is available at https://www.td.com/ca/en/about-td/corporate-profile/td-conduct-and-ethics-hotline.
Position Descriptions
The corporate governance committee annually reviews the board-approved Director Position Description, Independent Board Chair Mandate, and Committee Chair Mandate and recommends amendments if required. These documents are available at www.td.com/governance/charters.jsp. The human resources committee also annually reviews and approves a position description for the Group President and CEO. In addition, the human resources committee reviews the mandates applicable for all senior leadership roles (rank of or equivalent to senior executive vice president or higher and other key positions as determined from time to time).
Orientation and Continuing Education
Orientation
The corporate governance committee oversees the implementation and monitors the effectiveness of an orientation program for new directors.
The bank’s director orientation program is comprised of several components. As part of the program, each new director:
1.
Receives reference materials tailored to their unique background, experience and expected committee responsibilities. Reference materials include, among other things: the bank’s key governance policies and guidelines; information about the board and director evaluation processes; board and committee charters; board and relevant committee minutes for the previous year; and business and strategic materials;

2.
Participates in comprehensive education sessions at which the Board Chair, CEO and/or other members of the executive management team are present and answer questions on how the bank is managed, its business segments and control functions, corporate governance, strategic direction, capital and liquidity management, finance, internal audit, human capital management, information technology, marketing/digital, sustainability matters, directors’ responsibilities, the regulatory and compliance environment, and other significant issues and key risks the bank faces;

3.
Participates in site visits;

4.
Meets with the CEO, the Board Chair and the chair of each committee the director is joining; and

5.
Is assigned a “mentor” director for the director’s first year to answer questions and provide contextual information to better understand materials, presentations and board governance processes.

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Continuing Education
The corporate governance committee serves as a resource for directors’ ongoing education about the business of the bank, emerging trends, and directors’ duties and responsibilities.
All directors are expected to continuously deepen their knowledge of the business of the bank, relevant trends in business and industry, and the regulatory environment in which the bank and its subsidiaries operate. As part of the bank’s education program, directors attend sessions dealing with various subject matters applicable to their role on the board or its committees or to increase the directors’ knowledge of the bank’s industry and other areas relevant to the bank’s business and affairs. Directors are also expected to participate in at least one external continuing education session. In addition to training and education for the full board, there is specialized training for committees as required or desirable. These educational presentations are made by management and, in some cases, by external organizations.
Directors are consulted on specific topics, emerging trends and best practices relevant to the board as a whole or to a specific committee that they wish to explore. All independent board members are expected to participate in sufficient continuing education to be effective in their roles.
The continuing education program for directors provided by the bank includes:
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periodic deep dives on various business, economic, enterprise and regulatory topics which include information on industry, competitors, trends and risks/opportunities;

•
optional director orientation sessions for directors in their second year of service, to revisit topics of interest;

•
complete access to management to become and remain informed about the bank’s businesses and for any other purposes that may help them fulfill their responsibilities;

•
informal board/executive interaction sessions for directors to meet additional members of senior management and the bank’s next generation talent;

•
enrollment in events and access to publications to enhance their knowledge of directors’ responsibilities and current governance trends;

•
periodic presentations and reports summarizing significant regulatory and market developments;

•
opportunities to visit various operational sites;

•
external speakers on topical issues of relevance to the bank; and

•
access to regularly updated learning and development materials on the board portal, curated against five areas of focus: economic and competitive landscape; strategy and business model; technology and innovation; legal and regulatory; and risk.

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During the 2025 fiscal year, directors attended the following education sessions:
Quarter	Continuing Education Sessions	Attendance (Board/ Committees)
Q1	Prairie Region Market Overview	Board
	Economic Update	Board
	Workforce Identity & Access Management Education Session	Audit
	Sustainability Strategy Update	Corporate Governance
	Refreshed HR Function Strategy & Priorities	Human Resources
	People Strategy Updates from Business Segments (throughout 2025)	Human Resources
	Enterprise Data Management & Data Risk Management Update	Risk
Q2	Update on Tariff Response (verbal report)	Board
	EY Governance and Internal Audit Trends	Audit
	Best Practices for the Design of a Trade Surveillance Program	Audit
	Leadership Development Strategy	Human Resources
	U.S. Treasury Deep Dive	Remediation
	2025 Enterprise-Wide Stress Test Scenario Overview and Program Changes	Risk
Q3	Enterprise Risk Overview: Update on Risk Landscape	Board
	Canadian Election Update (verbal report)	Board
	Ottawa Market Overview	Board
	Enterprise Strategy: Shaping TD’s Future	Board
	Strategic Business Plan Updates across Various Business Lines	Board
	AI & Data Strategy	Board
	Reimagining TD’s Purpose and Brand Promise	Board
	Talent and Culture Strategies to Shape TD’s Future	Board
	Report on Governance Developments	Corporate Governance
	HR Strategy & 2025 Priorities Education Session	Human Resources
	Risk and Control Event Identification Framework Overview Education Session	Human Resources
	Executive Compensation Plan (ECP) Mid-Year Update Education Session	Human Resources
	Diversity and Inclusion Strategy Update	Human Resources
	Employee Accountability Review Process and Impacts	Remediation
	Update on Recession Readiness, including Severe Downturn Readiness Assessment (tabletop exercise)	Risk
	Geopolitical Scenario Analysis — U.S. Trade Policy 2025	Risk
	U.S. Recovery and Resolution Planning Education Session	Risk
Q4	AML/ATF, Economic Sanctions and Anti-Bribery and Anti-Corruption Training	Board
	Update on Bank Strategy to Scale AI Responsibly	Board
	Updates on Current View of TD from the Street	Board
	Tour of TD Fusion Centre(1)	Board
	Deep Dive: Economic Overview and Outlook	Board
	Deep Dive on Sponsorships	Board
	Quebec Market Overview	Board
	EY 2025 September Audit Update including Auditing and Regulatory Developments	Audit
	TD Pathways to Economic Inclusion F’25 Targets Mid-Year Update	Corporate Governance
	Sustainability Report Updates	Corporate Governance
	Report on Governance Developments	Corporate Governance
	Independent Compensation Advisor Update	Human Resources
	AI Workforce Implications (external speaker)	Human Resources
	How HR is Mobilizing for AI Transformation at TD	Human Resources
	TD AI Learning Strategy	Human Resources
	Fair Pay Update	Human Resources
	Enterprise Data Management Update	Risk/Audit

(1)
TD Fusion Centre is an operation hub focused on improving detection and prevention of enterprise threats, proactively identifying new threats and better enabling an incident response capability for the enterprise.

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Ethical Business Conduct
As a responsible business enterprise and corporate citizen, the bank is committed to conducting its affairs to the highest standards of ethics, integrity, honesty, fairness, and professionalism.
While reaching the bank’s business goals is critical to its success, equally important is the way these goals are achieved. The board believes the bank’s success is based on a culture of integrity which starts with the “tone at the top”. As set out in its charter, the board relies on and holds senior management accountable for implementing and enforcing the board-approved policies, setting the tone at the top as it relates to integrity and culture, status, incentives, talent, and communicating and reinforcing the compliance culture throughout the bank. The board expects the highest level of personal and professional integrity from the CEO, other executive officers and all employees.
The board and its committees oversee the culture of integrity or “tone at the top” established by the CEO and senior management and adopted and reinforced throughout the bank, including compliance with the bank’s policies and procedures for ethical personal, business and market conduct. These policies and procedures include the Code of Conduct and Ethics (the Code), the TD Culture Standard, the Conduct Risk Management Policy, and the Anti-Bribery and Anti-Corruption Policy. The corporate governance committee receives regular reports from management discussing the various policies and governance structures that support this important oversight function.
TD continues to be committed to fostering a strong culture of integrity and compliance by setting clear expectations on desired behaviours. The TD Culture Standard defines “who we are” for all colleagues and leadership principles define “how we lead” for all people leaders — how we make decisions, lead and coach. This culture is embedded in our ways of working and informs the decisions we make, guiding appropriate conduct in alignment with TD values and regulatory obligations. To activate our culture, each business will have an Activation Strategy and plan, with common frameworks, tools and expertise provided by the human resources department.
The corporate governance committee keeps abreast of the latest regulatory requirements, global emerging trends and guidance in corporate governance, and updates the board on corporate governance issues, as necessary. The corporate governance committee also oversees the status and effectiveness of the bank’s conduct risk management program, including receiving reports on any potential conduct risk trends, and provides regular updates to the board.
Code of Conduct and Ethics
The Code applies at all levels of the organization, from major decisions made by the board to day-to-day business transactions. The Code has been filed with securities regulators on www.sedarplus.ca and www.sec.gov, and is also available to shareholders at www.td.com/governance/other policies.jsp or by contacting TD Shareholder Relations via the contact information on page 149 of this circular.
The Code establishes the standards that govern the way directors and employees deal with each other, as well as with shareholders, clients, governments, regulators, suppliers, competitors, the media and the public at large. Within this framework, all directors, officers and employees are expected to exercise good judgment and be accountable for their actions. All directors and employees are required to review and complete training on the content of the Code and attest to their ongoing compliance with the Code annually.
The corporate governance committee annually reviews and approves the Code and oversees compliance with the Code, including approving, where appropriate, any waiver from the Code to be granted for the benefit of any director or executive officer of the bank. There were no waivers sought or granted for the 2025 Code attestation. Compliance with the Code is monitored by management on an ongoing basis and material issues arising under the Code are reported to the corporate governance committee by the human resources department or by the enterprise conduct risk team. An annual report is submitted by the Chief Human Resources Officer to the corporate governance committee on the attestation process confirming the completion of Code training and attestation activities. Employees and directors are required to report any suspected violations of the Code immediately to TD and various internal reporting channels are outlined in the Code under “Reporting Violations”. The human resources committee receives a report annually on the impact of risk and control related events, including Code violations on individual compensation and continuing employment of executives. Employees who may be uncomfortable using these internal channels can report possible violations anonymously through the TD Bank Conduct and Ethics Reporting site as described under “Internal Controls and Management Information Systems” above in this section of the circular. The audit committee oversees that concerns or complaints relating to questionable accounting, internal accounting controls or auditing matters are escalated and resolved in a satisfactory manner.
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Insider Trading Policies
The bank has policies and surveillance in place to monitor the personal trading of executive officers and other officers and employees in key positions for insider trading. This monitoring is conducted by trained and experienced compliance officers who have access to records of the trading accounts in which these individuals hold securities. All officers and employees covered by the bank’s insider trading policies are required to disclose trading accounts to the bank and ensure that such accounts are maintained in-house or at an approved financial institution. In addition, covered officers and employees (including the named executive officers listed in the Summary Compensation Table under the “2025 Performance and Compensation” section of this circular) are required to pre-clear any securities trade with the bank’s compliance department and are subject to periods when trading is restricted. Reporting insiders, as required by law, must file insider reports via the internet-based System for Electronic Disclosure by Insiders (SEDI).
Director Conflict of Interest
Directors may not be eligible to stand for election if they have a potential or actual conflict of interest that is incompatible with service as a director. In addition to their annual questionnaires to determine independence (discussed under “How the Board Determines Independence” in this section of the circular), directors have an ongoing obligation to provide the bank with complete information on all entities in which they have a material interest, so that any potential conflicts can be identified and appropriately addressed. In general, each director is individually responsible for reporting any potential or actual conflict of interest between them and the bank to the corporate governance committee, and for providing the committee with any additional information it may request. The committee will determine an appropriate course of action with respect to any such director. Where a director’s potential or actual conflict of interest is manageable (for example, by the director being absent for certain deliberations of the board), the director may be eligible for election and the corporate governance committee and the applicable director will monitor the conflict. Should a conflict become incompatible with service as a director, the director must offer their resignation.
Board Composition, Director Nominations and Board Renewal
Board Size

In considering board size, the board balances the competing goals of keeping the board to a size which facilitates effective discussion, while at the same time offering adequate representation to meet the competency and diversity needs of board and committee work in the context of the bank’s business, strategy and operating environment.

The board is currently composed of 14 directors. The board is required to have at least seven directors under the Bank Act and the bank’s by-laws set the maximum number of directors at 22. The exact size of the board is set by directors’ resolution prior to each annual shareholders’ meeting on the recommendation of the corporate governance committee. The board size may be changed by the board from time to time between annual shareholders’ meetings.
Approach and Process

The board strives to be made up of directors with the right mix of experience, expertise and diverse perspectives to enable the board to carry out its wide-ranging responsibilities. The board balances the need for fresh perspectives with the broad experience needed to oversee a complex, global systemically important banking enterprise.

The bank believes that the board should be comprised of individuals with a broad spectrum of competencies, and an appropriate mix of skills, backgrounds, expertise, industry experience, age, perspectives and tenure, among other attributes and characteristics, to enable the board to carry out its complex and wide-ranging responsibilities and to maximize effective oversight and decision-making. As part of this, the board balances the goal of bringing new perspectives and diversity of thought to the work of the board with the need to maintain institutional knowledge and continuity to oversee a complex, multi-national banking enterprise. The corporate governance committee recommends to the board for approval criteria for the composition of the board, regularly assesses the board’s succession and renewal plans in light of such criteria, and satisfies itself that the directors of the bank, taken as a whole, have the competencies relevant to the opportunities, risks, culture and ethics, and long-term strategy of the bank. The corporate governance committee invites suggestions from other directors and management, and it often engages independent consultants to help identify qualified candidates including those from diverse backgrounds as set out in the Corporate Governance Guideline. The corporate governance committee chair leads the process. The Board Chair, the CEO and several directors are included in the interview process. The bank maintains an evergreen
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list of potential director candidates, which includes candidates from diverse backgrounds as set out in the Corporate Governance Guideline. The corporate governance committee regularly considers potential candidates even when the board does not have an immediate vacancy and may engage recruitment firms to identify a diverse range of potential candidates.
The corporate governance committee satisfies itself that prospective candidates fully understand the board and its committees as well as the contributions expected of individual directors. The corporate governance committee assesses the personal attributes, competencies and experience of each candidate with reference to the director skills matrix described in the “Key Areas of Expertise/Experience” section of this circular to determine that the candidate will be able to make an effective contribution to the work of the board. Upon the recommendation of the corporate governance committee, the board annually recommends the director nominees to shareholders, who may vote separately on each nominee at the annual shareholders’ meeting. The nominees standing for election at the meeting identified in the “Director Nominees” section of this circular are all incumbent directors and were recommended to the board by the corporate governance committee.
In addition to other avenues for sourcing potential board candidates, from time to time the bank receives and considers unsolicited nominations, including pursuant to the bank’s Proxy Access Policy (available on the bank’s website). Such nominations should be addressed to the corporate governance committee chair at the address provided under the “Shareholder Inquiries” section of this circular. The corporate governance committee chair will bring to the attention of the corporate governance committee any unsolicited nominations that, in the chair’s opinion, merit consideration by the committee.
Capabilities

The board is composed of members with a broad spectrum of capabilities (e.g., skills, age, education, experience and expertise from a range of industry sectors, geographies and perspectives) that reflect the nature and scope of the bank’s business. All of the directors have significant expertise in executive leadership and corporate governance.

The corporate governance committee uses a skills matrix which includes the following factors to assess the collective skill and experience profile of the director nominees it recommends to the board, taking into consideration the bank’s strategy, opportunities, risk profile and overall operations:

•
Leadership/Strategic Planning

•
Financial Services

•
Risk Management

•
Human Capital Management/Compensation

•
Audit, Accounting and Finance

•
Capital Markets/Treasury

•
Environmental and Social Sustainability

• Government/Public Affairs • Legal/Regulatory/Compliance • Marketing/Consumer • Cybersecurity, Technology, Data and Information Security • Operational Excellence
On an annual basis, the corporate governance committee reviews the matrix to confirm that it continues to reflect the most relevant skill and experience capabilities that the board needs to address its many responsibilities and the long-term strategy of the bank. Directors annually self-assess their skills and experiences against the above listed capabilities required by the board to discharge its responsibilities. See “Key Areas of Expertise/Experience” under the “Director Nominees” section of this circular beginning on page 33 for more details.
As set out in the bank’s Corporate Governance Guideline, when identifying candidates for the board, the corporate governance committee, while recognizing that the board is comprised of a limited number of individuals:
•
considers only highly qualified candidates who possess the experience, expertise, skills, perspective and qualities required for Board service;

•
considers all characteristics and experience that may contribute to the candidate’s perspectives, including skills, geography, regional and industry experience, age, and membership in designated groups under the Employment Equity Act (Canada) (including women, Indigenous peoples, persons with disabilities and members of visible minorities); and

•
may engage specialized recruitment firms to help identify candidates with particular competencies and personal attributes, including those set out above.

The board recognizes and embraces the benefits of diversity in its membership, as it helps bring necessary capabilities to support the work of the board. As set out in the bank’s Corporate Governance Guideline, which was reviewed and updated by the board in 2025, the board has established an aspirational goal that
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women and men each comprise at least 35% of the board’s directors. To implement such policies and measure its progress, the board undertakes an annual self-evaluation process, which includes an assessment of the board’s mix of members, skills, experience, and other characteristics. This year, women comprise 43% (6 of 14) of all director nominees. In addition, 50% (7 of 14) of all director nominees voluntarily self-identified as a visible minority, an Indigenous person, or 2SLGBTQ2+. This includes 43% (6 of 14) who self-identified as a visible minority or an Indigenous person. All of the bank’s board nominees speak fluent English. Other languages spoken by the bank’s nominees include Arabic (1 of 14), French (1 of 14), Hindi (1 of 14), Italian (1 of 14), Korean (1 of 14), Macedonian (1 of 14), Punjabi (1 of 14) and Serbian (1 of 14).
The bank’s director nominees possess the right combination of skills, expertise, characteristics and experiences needed to oversee the bank’s strategies and priorities, including its transition to net zero and risk oversight functions.
Each director nominee’s key competencies are listed in the charts under the “Director Nominees” section of this circular.
Proxy Access Policy
Under the bank’s Proxy Access Policy, qualifying shareholders may submit one or more director nominations to be included in the bank’s proxy circular, form of proxy and ballot for the annual shareholders’ meeting. The key elements of this policy are that: (a) nominating shareholder(s) must collectively meet an ownership threshold of 5% of the common shares of the bank; (b) common shares equal to the minimum ownership threshold must have been held by the nominating shareholder, or each member of the group, continuously for at least three years and the nominating shareholder(s) must have full voting and economic rights in the shares; (c) the nominating shareholder group may not be larger than 20 shareholders, with funds under common management generally counting as one shareholder; and (d) the number of proxy access nominees in the proxy circular for a shareholders’ meeting may not exceed 20% of the board’s size.
The bank will include the names of the person(s) properly nominated by shareholders in accordance with the Proxy Access Policy in its proxy circular, in a manner that clearly sets out the choices available to shareholders and the board’s recommendations. The names of the proxy access nominees will also be included in the bank’s form of proxy and ballot, on the same or next page as the nominees recommended by the board, separated and labeled with the board’s recommendation. In addition, the bank will include a statement by the nominating shareholder(s) in the proxy circular in support of the election of the proxy access nominees of up to 500 words, plus biographical information about the proxy access nominees required to be included in the proxy circular.
The ownership threshold of 5% of common shares of the bank that is contained in the bank’s Proxy Access Policy is the minimum threshold currently permitted by the Bank Act. The bank will revisit this 5% threshold with a view to reducing it to 3% if and when the Bank Act is amended to permit such lower threshold.
Assessments
The board annually evaluates the effectiveness of the board and its chair, its committees and their chairs, individual directors, and the CEO.
The corporate governance committee is responsible for establishing an effective evaluation process and engages the expertise of an external consultant to assist in the design of the feedback surveys and to facilitate the review and consultation process. The board’s approach to the feedback process is meant to be constructive and to assist the corporate governance committee in determining whether the right programs are in place for continuously improving directors’ functioning and effectiveness. To provide a 360° view, in the case of the assessment of the board, the Board Chair and the CEO, senior executive management members are asked to participate in the feedback process. The chart below outlines the feedback process.
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Annual Assessments	Participants	Process
Review of survey questions	Corporate governance committee	• Members of the corporate governance committee review the proposed survey questions to ensure that the survey remains relevant and canvasses important issues for board oversight.
Board feedback	All directors and select executives
•
Participants complete a comprehensive feedback survey on board effectiveness and performance.

•
Feedback is sought on a variety of matters, including what the board could do differently, what the board’s objectives should be in the coming year, ongoing monitoring of the bank’s strategy, oversight of the bank’s risk appetite, and overall effectiveness of communications between the board and senior management.

•
Responses are submitted to an independent consultant on a confidential basis. The consultant consolidates and reviews the results with the Board Chair to identify key themes and possible actions.

•
The Board Chair leads a discussion with the corporate governance committee to review the feedback report prepared by the independent consultant and propose board objectives for the coming year to address any development opportunities highlighted by the survey results.

•
The Board Chair then leads a discussion with the board on the results and proposed objectives of the board for the coming year. The board priorities for the coming year are then approved by the board.

Individual director feedback	All directors
•
The Board Chair has one-on-one discussions with each director.

•
The Board Chair first meets with each director to obtain self-assessment input and to receive feedback about the performance and any development needs of the board, its committees and other directors.

•
The Board Chair then meets with each director to provide individual feedback.

Committees and committee chairs feedback	All committee members and select executives
•
Participants complete a feedback survey on the effectiveness and performance of the committees on which they sit and on the chairs of those committees.

•
Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with each committee chair.

•
Each committee discusses the results of the feedback survey and sets committee objectives for the following year to assist in prioritizing their time and effort, The objectives are then recommended to the board for approval. The senior executive(s) supporting each committee are invited to participate in a portion of the discussion with the committee.

Board Chair feedback	All directors and select executives
•
As part of a comprehensive board feedback survey, participants are asked to assess and comment on the Board Chair’s performance.

•
Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the chair of the human resources committee to identify key themes and possible objectives for the coming year.

•
The chair of the human resources committee leads an in camera discussion with the board (with the Board Chair absent) and meets with the Board Chair to provide feedback and develop objectives for the coming year.

•
These objectives are reviewed and recommended by the corporate governance committee and approved by the board.

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Annual Assessments	Participants	Process
Chief Executive Officer feedback	All directors and select executives
•
As part of the annual board feedback survey, participants are asked to assess and comment on the CEO’s performance. To aid in this assessment, all directors receive a copy of the CEO’s self-assessment of performance against the corporate goals and objectives agreed to by the CEO and the board at the beginning of each year.

•
Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the Board Chair and the chair of the human resources committee to identify key themes and possible objectives for the coming year.

•
The Board Chair, together with the chair of the human resources committee, leads an in camera discussion on the results with the human resources committee and then with the board (with the CEO absent), and meets with the CEO to provide feedback.

•
The CEO’s corporate goals and objectives, which include performance indicators and key milestones relevant to the CEO’s compensation, are reviewed and recommended by the human resources committee and approved by the board.

Throughout the year, the corporate governance committee monitors the implementation of the action plans addressing the board objectives and each committee monitors its performance against the objectives it has identified through the feedback survey. The corporate governance committee also monitors the implementation of action plans by the Board Chair and the board committees in light of their respective objectives. Input from the board feedback process is also taken into account when considering the director nominees to be recommended for election at the annual shareholders’ meeting.
The corporate governance committee identifies any recurring themes across committees and oversees the continued improvement in board and committee processes for agenda time management, presentations and continuing education opportunities.
Term Limits Policy

The board’s term limits policy, combined with director independence assessments and the board evaluation process, assist the board in identifying effective and independent-minded directors to nominate for election or appointment, and in conducting succession planning which balances the goal of bringing new perspectives and diversity of capabilities and attributes to the board with an appropriate degree of continuity and adequate opportunity for the transition of board roles and responsibilities.

The bank’s Corporate Governance Guideline provides that directors may serve on the board for up to ten years, subject to receiving solid annual performance assessments and being annually re-elected by shareholders. On the recommendation of the corporate governance committee, the board may extend that limit by up to a further two years if it is in the best interest of the bank. In addition, the Board Chair may serve a five-year term after initial appointment as Board Chair, regardless of the number of years served as a director. The board may also, on the recommendation of the corporate governance committee, waive the term limits for the directors, the Board Chair and the committee chairs if it is in the best interest of the bank to do so. The bank’s term limit policy is leading edge as compared with industry standards and practice.
Pursuant to the Bank Act, the CEO of the bank is required to serve on the board for so long as they hold such office.
Other Considerations

All directors are expected to meet high ethical and fiduciary standards, apply sound judgment, be knowledgeable, inquisitive and ready to engage in constructive and effective challenge about the issues facing the bank, and be committed to the board and the bank.

The composition of the board must meet Bank Act residence and affiliation requirements, and all directors must meet the qualifications for directors set out in the Position Description for Directors (www.td.com/governance/charters.jsp). Non-management directors are expected to meet the standards for independence from management established pursuant to the Director Independence Policy and applicable law.
The corporate governance committee also considers each nominee’s ability to make a contribution to the board, including whether they can devote sufficient time and resources to their duties as a board member. Directors must be committed to attending board and committee meetings, and to full preparation for and
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participation in such meetings. If a director attends fewer than 75% of meetings of the board and each committee on which the director serves during the fiscal year, the corporate governance committee will inquire into the situation and take steps to work with the director to improve attendance. Attendance is taken into consideration in the nomination process.
Board Succession Planning
The board and the corporate governance committee develop and review board succession planning and director recruitment processes to guide the long-term strategy and ongoing business operations of the bank, including annually reviewing the composition of the board against the director skills matrix described in the “Key Areas of Expertise/Experience” section of this circular applicable to potential candidates for nomination for the board, as well as serving directors. The corporate governance committee leads the implementation of such processes.
The bank’s proposed board nominees represent a broad range of age diversity, ranging from 48 to 70 years. This year’s director nominees have served from 0.5 to approximately 5.9 years, with 12 board members (86%) being within their first 3 years of service and the average tenure of the entire board being approximately 2.3 years. For further information on director nominee profiles, refer to the “Director Nominees” section of this circular.
Election of Directors and Majority Voting Policy
The bank’s Majority Voting Policy states that, if a director nominee in an uncontested election fails to receive, from the common shares voted at the meeting or by proxy, a greater number of shares voted in favour of their election than are withheld from voting (i.e., the nominee is not elected by at least a majority of 50% + 1 vote), they must immediately tender their resignation to the Board Chair. The corporate governance committee and the board will expeditiously consider the director’s offer to resign. The board will accept the resignation offer unless there are exceptional circumstances, and the resignation will take effect as soon as the board accepts it. The board must make its final determination within 90 days of the relevant shareholders’ meeting and promptly announce that decision (including, if applicable, the reasons for rejecting a resignation) through a news release, a copy of which will be provided to the TSX. Any director who tenders their resignation pursuant to this policy will not participate in any deliberations on the resignation offer by the corporate governance committee or board. In the event any director fails to tender their resignation in accordance with this policy, the board will not re-nominate the director. The board is not limited in any action it may take if a director’s resignation is accepted, including appointing a new director to fill the vacancy. This policy does not apply to a contested election of directors, that is, where the number of nominees, including proxy access nominees, exceeds the number of directors to be elected.
Compensation Governance
Director Compensation
The corporate governance committee reviews director compensation to satisfy itself that it is appropriate within the market and aligns directors’ and shareholders’ interests. The board determines the amount and form of director compensation based on the corporate governance committee’s recommendation. Further information on director compensation can be found in the “Director Compensation” section of this circular.
Executive Compensation

The objective of the bank’s executive compensation strategy is to attract, retain and motivate high-performing executives to create sustainable value over the long-term. The bank’s executive compensation programs are overseen by the board and its human resources committee and is fully described in the “Approach to Executive Compensation” section of this circular.

The human resources committee, with the benefit of advice from its independent advisor, Hugessen Consulting Inc. (Hugessen), reviews and approves, or recommends to the board for approval, the salary, annual cash incentive, and equity compensation awards for certain executive officers. These include the named executive officers listed in the Summary Compensation Table in the “2025 Performance and Compensation” section of this circular, other members of the senior executive team, heads of control functions, and the 50 highest-paid employees across the bank. The human resources committee also approves aggregate compensation awards under all executive compensation and equity plans, including the Executive Compensation Plan (ECP), and has oversight accountability for all material employee compensation plans. The human resources committee also reviews the executive compensation disclosure in this circular before it
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is approved by the board. The bank has adopted certain policies and processes that align with best practices such that risk is appropriately considered in compensation plans, including:
•
at year end, the Chief Risk Officer (CRO) presents an enterprise risk appetite scorecard to the risk and human resources committees to allow for appropriate consideration of risk when determining the amount of compensation to be awarded and whether any adjustments to maturing deferred compensation are appropriate;

•
any material changes to the plan design for material compensation plans must be reviewed and endorsed by a challenge committee and subsequently by the CRO to confirm that the design does not create an incentive for risk-taking beyond the bank’s risk appetite;

•
all bank executives and all TD Securities employees are evaluated on governance, control, and risk management behaviours as part of the annual performance assessment process. Results from this assessment are considered when year-end performance and compensation decisions are made;

•
the human resources committee has discretion to reduce annual incentive awards (including cash and equity based incentives) to zero under all executive plans;

•
the human resources committee has discretion to reduce or cancel unvested deferred compensation;

•
a clawback feature that can be triggered by misconduct, a restatement of financial results, or a material error is included in all executive compensation plans; in addition, all equity awards granted after December 1, 2017 are subject to expanded clawback provisions that allow for clawback in the event of misconduct, and an incentive compensation clawback policy was implemented in October 2023 in compliance with the New York Stock Exchange Listed Company Manual;

•
a significant portion of compensation for all executives is awarded as equity which vests over prescribed time horizons; and

•
share ownership requirements, including post-retirement holding requirements for the most senior executives, including two years post-retirement for the CEO and one year for the other named executive officers.

Information on the human resources committee’s independent advisor can be found in the “Independent Advisors” section of the “Report of the Human Resources Committee”.
CEO Compensation
The board annually assesses the CEO’s performance against pre-defined corporate goals and objectives. With the benefit of advice from its independent advisor, the human resources committee recommends the CEO’s salary, annual cash incentive and equity compensation to the board for approval. The CEO’s evaluation includes the results of a comprehensive 360° assessment process that incorporates feedback from all board and senior executive team members. The assessment includes consideration of performance against the goals and short- and medium-term objectives agreed to by the CEO and the board at the beginning of each year, as well as performance of the bank on a scorecard of key performance metrics, including financial, operational, customer experience, risk, colleague and sustainability objectives. For a detailed analysis of the CEO’s compensation in fiscal 2025, see the “CEO Compensation” section of this circular.
Sustainability at TD
Purpose and Sustainability
TD’s purpose is to Reimagine What Banking Can Be for our clients, colleagues and communities. This statement of purpose animates and is reflected in the bank’s renewed strategy, Risk Appetite Framework, culture and operating policies and procedures. The board’s oversight of the bank’s strategy occurs continuously throughout the year and includes overseeing how management pursues the responsible advancement of the long-term interests of shareholders while addressing the concerns of other relevant stakeholders and interested parties, including the bank’s employees, customers, debt holders, regulators and communities, including Indigenous communities.
The board continues to oversee environmental and social risk, including climate risk (collectively, E&S risk), as among the top and emerging risks for the bank, and oversees the assessment and management of potential impacts on the bank’s business strategies and financial performance. The board is supported in this work by the risk committee, which provides a forum for analysis of enterprise risk trends and current and emerging risks, including E&S risk, and conducts regular reviews of TD’s enterprise risk dashboard, which includes E&S risk. Senior management provides the board with annual updates on the bank’s sustainability strategy, including as it relates to climate and disclosure, in addition to regular updates on other relevant sustainability matters such as climate-related targets and goals. At least annually, senior management also provides regular updates to the risk committee on environmental and social risk management, including climate-related risks.
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The corporate governance committee is responsible for overseeing the bank’s alignment with its purpose and the bank’s performance and reporting on corporate responsibility for environmental and social matters, including climate. The committee receives annual updates from senior management on the bank’s sustainability strategy, including as it relates to climate-related matters, in addition to semi-annual updates on matters such as the bank’s sustainability and climate reporting and performance and international trends, best practices and standards in corporate disclosure of sustainability matters. The board also is assisted by the human resources committee, which reviews the bank’s diversity and inclusion strategy and initiatives; actions related to colleague health, safety and well-being; and compensation-related activities, including the impact of environmental, social and governance (ESG) on compensation awards for the senior executive vice president and above population in the Executive Compensation Plan.
Recent Performance Highlights
•
2023 — TD announces a $500B Sustainable & Decarbonization Finance Target to support environmental, decarbonization and social activities by 2030, along with specific targets to drive economic inclusion.

•
2024 — TD announces a three-year Community Impact Plan to provide an estimated US$20 billion supporting lending, philanthropy, banking access and other activities for the benefit of diverse and underserved communities in the U.S.

•
2025 — TD releases sustainability report satisfying inaugural regulatory requirements for disclosure of climate-related risks and opportunities under OSFI B-15.

Sustainability Reporting
In response to the various shareholder proposals received in advance of the bank’s 2025 meeting of shareholders and as part of its ongoing shareholder engagement practices, the bank’s management and Board Chair held engagement sessions with significant shareholders to receive investor feedback on a wide variety of topics, including E&S matters, which also included a discussion on the topic of an Energy Supply Finance Ratio (ESFR). At TD’s 2025 annual meeting of shareholders, 38.3% of shareholders supported a proposal requesting that the bank disclose an ESFR. Since then, relevant teams within TD have developed an internal methodology and are completing initial calculations for TD’s ESFR. We remain committed to reviewing our approach to climate action and supporting metrics, and we continue to report annually on our $500 billion by 2030 Sustainable & Decarbonization Finance Target. As disclosure and industry standards evolve, we will continue to track and evaluate sector best practices with respect to an ESFR and will continue to consider disclosure in our sustainability reporting.
For more information, see TD’s sustainability reporting available on bank’s website at www.td.com.
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Board Engagement on Sustainability, Governance and Other Matters
The bank recognizes the importance of engagement of directors with shareholders and governance stakeholders on areas core to the board’s mandate and is committed to proactive, open and responsive communications with shareholders, stakeholders and other interested parties. In fiscal 2025, directors led over 75 engagement sessions with investors and other key stakeholders, including more than 40 institutional shareholders, to receive feedback on sustainability, AML, governance, executive performance and compensation, strategy, risk oversight, and other matters. Such engagement sessions included 23 meetings held by the Board Chair and one or more other directors with institutional investors and other stakeholders to discuss AML remediation in the last two calendar months of 2024 and 51 meetings held by the Board Chair and the human resources committee chair with institutional shareholders on sustainability matters in calendar 2025.
	Summary of Sustainability Responsibilities	Examples of 2025 Engagement
Board of Directors
•
Approves TD’s strategy and business objectives and oversees the implementation, execution and monitoring of performance, including with respect to TD’s corporate citizenship and Sustainability strategy and goals

•
Approves TD’s Risk Appetite Statement and reviews the bank’s risk profile and performance, including E&S risks

•
Oversees TD’s risk culture and the identification and monitoring of top and emerging risks affecting TD and management of those risks in accordance with TD’s Risk Appetite Statement and Enterprise Risk Framework, including E&S risk

•
Oversees the establishment of TD’s culture of integrity and compliance through its Code of Conduct and Ethics, Culture Standard, Conduct Risk Management Policy, Raising Conduct and Ethics Concerns Policy and Anti-Bribery and Anti-Corruption Policy

•
Reviews and approves significant sustainability commitments of the bank

For further information, refer to TD’s Charter of the Board of Directors

•
Received and deliberated on regular updates on TD’s enterprise Risk Dashboard, including E&S and financial crime risks

•
Reviewed progress related to the bank’s sustainability strategies, priorities and programs, including metrics and targets

•
Approved TD Modern Slavery and Human Trafficking Report

•
Received and discussed reports from the committee chairs after each committee meeting regarding the committees’ activities, including those described below

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	Summary of Sustainability Responsibilities	Examples of 2025 Engagement
Corporate Governance Committee
•
Oversees and monitors TD’s alignment with its purpose and its strategy, performance and reporting on corporate responsibility and E&S matters, including:

–
Keeps abreast of international trends, best practices and standards in disclosure of ESG matters, including with respect to climate-related matters

–
Updates the board on ESG matters

–
Reviews TD’s Modern Slavery and Human Trafficking Report

•
Reviews TD’s Sustainability Reports

•
Develops and recommends to the board corporate governance principles, including the Code of Conduct and Ethics, to foster a healthy governance culture

•
Oversees conduct risk and enterprise-wide complaints

•
Oversees directors’ continuing education, including with respect to ESG matters

•
Oversees shareholder engagement practices

For further information, refer to TD’s Charter of the Corporate Governance Committee

•
Received and deliberated on updates on sustainability strategy, reporting and performance

•
Received and considered updates on enterprise social framework targets, the Sustainable & Decarbonization Finance Target, financed emissions, and related reporting

•
Reviewed and approved TD’s 2024 Sustainability Report

•
Received and considered a report on compliance monitoring with respect to TD’s Code of Conduct and Ethics

•
Monitored ESG-related risks and opportunities, including receiving presentations on stakeholder feedback, and governance developments

•
Received and deliberated on updates on Enterprise Conduct Risk Management

•
Reviewed and recommended for board approval TD Modern Slavery and Human Trafficking Report

•
Reviewed an annual calendar of proposed ESG-related presentations for the board and its committees

Risk Committee
•
Approves TD’s Enterprise Risk Framework (ERF) and related risk category frameworks and policies

•
Reviews and recommends TD’s enterprise risk appetite statement for approval by the board and oversees TD’s risks as set out in the ERF

•
Reviews TD’s risk profile and performance against its risk appetite

•
Provides a forum for analysis of an enterprise view of risk including trends and current and emerging risks, including E&S risks

For further information, refer to TD’s Charter of the Risk Committee

•
Conducted regular reviews of TD’s enterprise Risk Dashboard including E&S and financial crime risks

•
Received an ESG risk (including climate risk) update which provided information on current and emerging E&S risks, ESG risk management practices, and climate-related risk reporting

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	Summary of Sustainability Responsibilities	Examples of 2025 Engagement
Human Resources Committee
•
Oversees and monitors the bank’s people strategy, organization structure and compensation strategies, plans, and policies, including that practices are consistent with the sustainable achievement of the bank’s strategic ambitions, business objectives, prudent management of its operations and risks, and safeguarding of its unique and inclusive culture

•
Reviews and approves the bank’s Culture Standard

•
Oversees and monitors the bank’s policies and programs to support a healthy and safe workplace and business environment for employees, to promote employee well-being and engagement, and to support diversity and inclusion

For further information, refer to TD’s Charter of the Human Resources Committee

•
Reviewed performance against 2025 ESG goals when determining the business performance factor and compensation awards for the senior vice president (SVP) and above population in the Executive Compensation Plan (ECP), including the CEO and members of the senior executive team

•
Reviewed and approved design changes to the ECP for fiscal 2026 including extending the consideration of ESG metrics to all executives who participate in the ECP (previously SVPs and above only)

•
Reviewed the desired culture and culture monitoring results

•
Monitored the progress on the Colleague Experience enterprise priority and people strategy key initiatives

•
Reviewed pay equity programs and significant colleague compensation initiatives and outcomes

•
Reviewed the bank’s diversity and inclusion strategy and outcomes

Audit Committee
•
Oversees financial reporting and disclosures, and the effectiveness of internal control systems and processes in the areas of reporting (financial, operational and risk) and operations

•
Oversees the Internal Audit Division of the bank

For further information, refer to TD’s Charter of the Audit Committee
• Received and considered update on ESG assurance of certain key performance metrics to be included in TD’s Sustainability Reporting Suite
Diversity as a Core Capability
The board recognizes and embraces the benefits of diversity in its membership, as it helps bring necessary capabilities to support the work of the board. This year, women comprise 43% (6 of 14) of all director nominees. In addition, 50% (7 of 14) of all director nominees voluntarily self-identified as a visible minority, an Indigenous person, or 2SLGBTQ2+. This includes 43% (6 of 14) who self-identified as a visible minority or an Indigenous person.
The bank also aspires to have a senior management team that has a range of capabilities and in 2021, set an aspirational goal to reach 45% representation of women in roles titled vice president and above in Canada by the end of fiscal 2025. When making senior management appointments, the bank considers all characteristics, skills and experiences that contribute to the candidate’s capabilities. All appointments are made on a non-discriminatory basis, consistent with applicable laws. The bank invests significant resources in talent development initiatives to support the development and advancement of all of its employees. At October 31, 2025, women comprised 42.7% of all roles titled vice president and above in Canada and 35.7% (5 of 14) of the bank’s senior executive team members. All of the bank’s senior executive team members speak fluent English and two speak fluent French. Other languages spoken by one or more of the
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bank’s senior executive team members include Cantonese, Hindi, Korean, Russian, Spanish and Turkish. At October 31, 2025, combined Black, Indigenous and minority representation in VP+ executive roles in Canada was 28.2%. All talent decisions are part of the bank’s talent management standards and policies, requiring decisions on talent development, promotions and appointments to be based on capability and hiring the most qualified talent into every role.(1)
Linking ESG Factors in Executive Compensation
The bank incorporates a number of ESG factors into the key metrics used to help determine the variable compensation pool for the senior executive team. These ESG metrics supplement customer experience metrics, and are related to the bank’s overall sustainability strategy. In recognition of the importance and collective accountability to make progress on sustainability priorities, consideration of ESG metrics apply to all SVPs and above who participate in the ECP. Beginning in fiscal 2026, consideration of ESG metrics will be extended to all executives participating in the ECP. Additional information about these ESG metrics, results and associated impact on variable compensation awards for members of the senior executive team begins on page 99 of this circular.
Board Committees

The board has five committees: audit, corporate governance, human resources, risk, and remediation. More information on these committees can be found below in the “Reports of the Board of Directors and Committees” sections of this circular.

The board fulfills its role directly and through committees to which it delegates certain responsibilities. The composition requirements for each of the board’s committees are set out in their respective charters. The board approves the composition of each committee on the recommendation of the corporate governance committee and can add or remove members. When recommending committee membership, the corporate governance committee ensures that each committee is composed of directors who collectively bring the right balance of experience, expertise and diverse perspectives and attributes. This mix enables each committee to fulfill its responsibilities. Each independent director should serve on at least one committee each year. Each committee may conduct all or part of any meeting in the absence of management and conducts an in-camera session of independent directors at each meeting. In camera sessions are also held with key risk and control officers to enable unfettered access to the board. For example, the audit committee meets on its own as well as separately with each of the CEO, Chief Financial Officer, General Counsel, Chief Auditor, Chief Risk Officer, Chief Compliance Officer, Chief Anti-Money Laundering Officer and shareholders’ auditor at each of its regularly scheduled quarterly meetings.
Each committee reviews its charter annually to ensure it continues to respond to the evolving regulatory and market environments in which the bank operates. Each committee establishes annual objectives as a focus for its core responsibilities and activities and to help prioritize the committee’s time and effort throughout the year. The committees measure progress against their objectives throughout the year.
Reports of the Board of Directors and Committees
The board and its committees regularly review the bank’s governance policies and procedures to be sure they meet or exceed evolving regulatory and market expectations. The reports of the board and its committees below are all as at October 31, 2025, the bank’s most recent fiscal year end, unless otherwise noted, and reflect the committee composition at that date. As part of undertaking the various activities outlined in those reports, members of the board and its committees are inquisitive and engage in active and effective challenge and oversight.

(1)
Board and executive officer gender diversity information included here and elsewhere in the management proxy circular addresses mandatory disclosure requirements under National Instrument 58-101 and Form 58-101F1 established under applicable securities laws.

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Report of the Board of Directors
Independence 13 of the 14 board members (93%) are independent	Meetings 16 during fiscal 2025, including nine regular meetings and seven special meetings. All regular meetings included an in camera session without management present	Performance The board reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2025
The board’s activities are conducted in accordance with the responsibilities set out in the board’s charter (for more detail, see the “Board Mandate” section of this circular). The board is pleased to report that it has successfully fulfilled its responsibilities in fiscal 2025 and has overseen several initiatives to continue enhancing oversight, governance, culture and accountability throughout the organization.
Past Year Highlights and Actions Taken
✓
Board Renewal and Governance Review.

(a)
Orientation:   Over the past year, with the election of six new directors, five of whom are independent (and one of whom is the CEO), and the reconstitution of all board committees, including new committee chairs for four of the five board committees, the board focused on thorough orientation for the new directors. The director orientation program was held over six weeks and included sessions with key senior leaders of the bank on business segments, risk and control, culture and talent practices and various other critical corporate strategies and practices, while focusing on the mandates of the committees and their key responsibilities.

(b)
Selection of New Board Chair:   The newly constituted board, sitting as a whole, elected a new Board Chair following a robust process, which considered both internal and external candidates. The selection process involved both group and individual sessions held with each director as well as the use of an external recruiting consultant.

(c)
Corporate Governance Enhancements:   The bank has continued to enhance its corporate governance practices and subsidiary governance processes across its global footprint by implementing industry-leading best practices, such as enhanced reporting on subsidiary activities and adding structured meetings between the chairs of the bank board and committees with the chairs of the boards and equivalent committees of principal subsidiaries with external directors.

✓
Dedication to Remediation of U.S. AML Issues.   Early in fiscal 2025, the board established a dedicated remediation committee of the board to oversee the timely and effective completion of the bank’s remediation activities. The board has demonstrated sustained and intensive engagement in the bank’s remediation efforts in response to U.S. enforcement actions and regulatory expectations. This engagement spans across all relevant functions, including AML, Technology, First Line Businesses, Internal Audit, and Risk, and is anchored in a robust framework of reporting, oversight, and accountability.

✓
New CEO and New Strategy.   At the time of the 2025 annual meeting, Raymond Chun, TD’s new Group President and Chief Executive Officer, had just begun his tenure. The board recognized its primary responsibility in connection with the CEO transition, being to select, support, and rigorously oversee the new CEO. This process was marked by routine feedback loops and constructive challenge, including frequent sessions with and without the CEO present, as well as one-on-one meetings with directors and senior executives.

The board engaged in multiple sessions and presentations focused on the strategic review undertaken in 2025, including the board’s offsite strategy meeting held in June 2025. These sessions included comprehensive reviews of the bank’s enterprise strategy, financial performance, risk management and business unit plans across Canadian Personal and Business Banking, Wealth Management, Insurance, Securities, Technology, and U.S. Retail. The board also assessed the risks related to the bank’s strategy.
With the board’s support during these sessions, Mr. Chun undertook a comprehensive strategy review and aligned a renewed culture of accountability with a focus on operational excellence and customer-centricity, while also beginning to drive decisions around long-term growth, capital allocation and return on equity (ROE) that has put the bank on a path toward sustainable success. Throughout this period, the board maintained a strong focus on ROE as a central driver of strategic decision-making.
The strategy work also included the development of the bank’s new purpose through sustained and thoughtful engagement between the board and senior management, with a clear emphasis on alignment, challenge, and shared accountability.
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✓
Culture Evolution.   The board has overseen a significant evolution of the bank’s culture throughout fiscal 2025, reinforcing leadership’s identification of culture as a strategic priority for the bank. This focus has been embedded across governance, oversight, and engagement activities.

The board approved the revised Culture Statement and Leadership Principles, which were shaped through iterative feedback from directors. These principles — such as Own It, Raise It, Know It, Be Courageous, and Take Accountability — are designed to foster a culture of proactive risk ownership, innovation, and performance accountability. Directors are expected to model these behaviors and hold senior leaders accountable for embedding and for activating the new culture across all segments. This includes segment-specific activation plans, leadership accountability frameworks, and targeted interventions to address gaps in speed, simplification, and customer obsession.
✓
Talent.   The board’s human resources committee and full board have also led talent reviews, including senior leadership assessments and EVP/SVP interaction sessions focused on identifying and cultivating next-generation leadership. These efforts are complemented by regular in camera sessions with the CEO and independent directors, fostering a transparent environment for challenge and alignment.

2025 Highlights
In carrying out its responsibilities in fiscal 2025, the board particularly focused on the following:
Main Responsibilities	Actions Taken
Strategy and Strategic Planning
•
Oversaw the Group President and Chief Executive Officer in the planning of the comprehensive strategic review.

•
Reviewed and engaged in discussions with the senior executive team at the board’s offsite strategy meeting on the comprehensive strategic review focused on identifying areas of strength and opportunities for improvement, aligning cultural transformation with strategic goals, including cost management, enhancing customer experience, and aligning investments with key strategic priorities.

•
Engaged in discussions with management on reimagining TD’s Purpose, Promise and Culture.

•
Reviewed, challenged and approved the Fiscal 2026 Integrated Plan, including financial, capital liquidity plans and business strategy.

•
Approved the sale of the bank’s ownership in The Charles Schwab Corporation (Schwab).

•
Approved a Normal Course Issuer Bid (NCIB).

•
Received regular reports from the different business segments on progress against their strategy and objectives.

•
Received and considered economic and political updates, such as election updates, AML updates and updates on the impact of tariffs.

•
Received overviews of different local business markets.

•
Discussed artificial intelligence (AI) and data strategies.

•
Received updates on the platform & technology, customer experience, sponsorship, talent & culture and business strategies.

•
Discussed the sponsorship strategy.

Risk Management
•
Approved the bank’s Risk Appetite Statement upon the recommendation of the risk committee and monitored adherence with the Risk Appetite Statement.

•
Approved the enterprise-wide stress testing program.

•
Reviewed the Technology & Cybersecurity Program.

•
Received quarterly reports from the CRO on the bank’s enterprise risk dashboard and evaluated and monitored the bank’s top and emerging risks and the programs implemented to manage them.

•
Received an update on the risk landscape.

•
Participated in discussions on the risks incurred to deliver on the new strategy.

•
Received updates from the corporate governance committee on the bank’s conduct risk and Canada’s consumer protection program.

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Main Responsibilities	Actions Taken
Succession Planning and Talent Development
•
Considered the results of the bank’s annual talent review and their implications on the bank’s succession planning process.

•
Discussed and provided feedback on the evolution of culture.

•
Reviewed and approved CEO compensation.

•
Approved numerous executive appointments, including the new General Counsel and the new Chief Operating Officer.

•
Received reports from the human resources committee.

•
Reviewed the senior executive team’s performance and compensation.

•
Approved, subject to shareholder and TSX approval, proposed amendments to the bank’s 2000 Stock Incentive Option Plan.

Management of Capital and Liquidity
•
Reviewed and discussed capital and liquidity updates.

•
Reviewed and approved the Capital Adequacy Risk Management Policy.

•
Approved the Capital, Liquidity and Funding Plans.

•
Reviewed and discussed updates from Enterprise Treasury Balance Sheet Management.

Financial Reporting
•
Received quarterly consolidated results and results on segment performance.

•
Approved the bank’s quarterly and annual financial statements and related MD&A on the recommendation of the audit committee.

•
Approved the quarterly dividend recommendation.

•
Recommended to the shareholders the reappointment of EY as the shareholders’ auditor.

Governance
•
Received reports from the corporate governance committee on various governance matters, including enhancements related to the bank’s subsidiary governance.

•
Reviewed enhancements to the corporate governance program, including the subsidiary governance processes.

•
Approved the director nominees for election.

•
Implemented a Board Chair term and selection process.

•
Engaged in multiple sessions to select a new Board Chair.

•
Reviewed committee memberships and approved changes.

•
Reviewed and approved changes to the director’s skills matrix.

•
Participated in routine feedback sessions with the CEO and the senior executive team.

•
Reviewed and approved updates to the committee and board charters.

Oversight of Remediation Activities
•
Received quarterly reports on the progress of the remediation activities from the bank’s U.S. Regulatory Remediation Office, detailing enforcement actions, AML program updates, and progress against consent orders and Department of Justice plea agreements.

•
Considered updates from the chair of the remediation committee on the progress of remediation of the bank’s U.S. Bank Secrecy Act (BSA)/AML program across all three lines of defense to meet the requirements of the consent orders, as well as regulatory and other external expectations.

•
Reviewed and approved various remediation plans and their related action plans in accordance with the terms of the consent orders.

•
Participated in a deep dive on the U.S. BSA/AML program.

•
Received structured reports from all business segments and control functions involved in remediation.

•
Reviewed dashboards that track remediation status, implement and tollgate reviews, highlight off-track items, and identify corrective actions.

•
Received reports on internal audit validations of enhanced reporting and control processes, with regular updates on validation plans and outcomes.

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The reports of the board’s committees, outlining their key charter responsibilities and highlighting their key activities and accomplishments for fiscal 2025, are provided in this circular. Detailed disclosure of the bank’s corporate governance policies and practices are set out under the “Governance” section of this circular. Additional information relating to corporate governance at the bank is also available at https://www.td.com/ca/en/about-td/corporate-profile/corporate-governance.
Report of the Corporate Governance Committee
Committee Members (at fiscal year-end and at the date of this circular)
Cherie L. Brant (chair); John B. MacIntyre; Nathalie M. Palladitcheff; Nancy G. Tower; and Mary A. Winston.
Independence The committee is composed entirely of independent directors	Meetings Nine during fiscal 2025, including one joint session with the audit committee	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2025
Responsibilities
The corporate governance committee is responsible for fostering a healthy governance culture at the bank and for developing and enhancing the bank’s corporate governance practices, policies and standards. The committee’s main responsibilities, as set out in its charter, include:

✓
identifying individuals qualified to become board members, recommending to the board the director nominees for the next annual shareholders’ meeting, and recommending candidates to fill vacancies on the board that occur between meetings of shareholders;

✓
developing and recommending to the board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at the bank;

✓
satisfying itself that the bank communicates effectively, both proactively and responsively, with its shareholders, other interested parties and the public;

✓
overseeing the bank’s alignment with its purpose and its strategy, performance and reporting on corporate responsibility for sustainability matters;

✓
overseeing subsidiary governance for the bank enterprise-wide;

✓
providing oversight of enterprise-wide conduct risk and enterprise-wide complaints, and acting as the conduct review committee for the bank and certain of its Canadian subsidiaries that are federally regulated financial institutions;

✓
overseeing the establishment and maintenance of policies in respect of the bank’s compliance with the consumer protection provisions of the Financial Consumer Protection Framework (FCPF); and

✓
overseeing the evaluation of the board and its committees.

At each meeting, the committee meets without members of management present, and on a regular basis, meets separately with the General Counsel, the Chief Compliance Officer and the head of Enterprise Conduct Risk Management.
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2025 Highlights
In carrying out its responsibilities in fiscal 2025, the committee particularly focused on the following:
Main Responsibilities	Actions Taken
Board and Committee Composition
•
Reviewed the director skills matrix to ensure that it continues to reflect the most relevant skills, experiences and competencies for directors, aligned with the bank’s renewed strategy and risk profile.

•
Received updates on board succession planning and recruitment of directors for the bank’s board and the boards of TD’s U.S. banking entities.

•
Reviewed and recommended for approval by the board a Board Chair Term & Selection Process to govern the board in its selection of a new board chair.

•
Recommended for the board’s approval a refreshed composition for each of the board’s committees, having regard to skills, capacity and a balance of continuity and renewal.

•
Discussed a Board Transition Plan to support the integration of new directors, transitioning directors and committee chairs.

•
Recommended that the board appoint new chairs for four of the five board committees.

•
Continued to oversee board succession and expand the candidate pipeline for the bank’s board, including overseeing the identification of, and recommended to the board the approval of, five new directors with expertise in global banking, governance, risk management and regulatory compliance to join the board in 2025, along with the retirement of five long-tenured directors from the board, resulting in a refreshed board and board committees with the right complement of skills, expertise and experiences to oversee the bank going forward.

•
Oversaw and recommended to the board several enhancements to the bank’s corporate governance policies and practices, including amendments to the Corporate Governance Guideline to introduce a reduced two-year (from five-year) extension period to the 10-year director term limit.

•
Oversaw orientation and continuing education of directors, including a comprehensive orientation process for the bank’s new directors and incoming committee chairs, identifying appropriate training sessions and facilitating an effective transition for directors.

•
Oversaw the development of a guideline for committee chair reporting to the board.

Oversight of Board Effectiveness
•
Monitored the effective operation of the board and its committees, including the allocation of responsibilities across committees and reviewing and recommending for board approval updates to board and committee charters and other governance documents.

•
Reviewed the effectiveness of management reports to the board and committees and continued to enhance reporting to drive transparency, accountability and allow more time for meaningful discussion and effective challenge at meetings.

•
Reviewed the annual assessment surveys for the board, its committees and their chairs, and of individual directors and discussed the results.

•
Received management’s reports on global regulatory and industry developments in respect of corporate governance.

•
Monitored the Board Chair’s, the board’s and its committees’ progress against their respective objectives.

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Main Responsibilities	Actions Taken
Corporate and Subsidiary Governance
•
Reviewed and approved the 2025 management proxy circular.

•
Received updates on the annual meeting of shareholders, including the review of and responses to shareholder proposals.

•
Reviewed and approved amendments to the bank’s Disclosure Policy.

•
Reviewed and approved amendments to the Material Business Acquisitions, Investments and Divestitures Policy.

•
Recommended for board approval a subsidiary escalation policy.

•
Provided feedback on the board’s offsite strategy meeting in June 2025.

•
Received reports on meetings between the chairs of the subsidiaries’ corporate governance committees and the chair of the bank’s corporate governance committee.

•
Received a report from the Board Chair on his frequent touchpoints and annual meeting with the lead independent director of the bank’s U.S. banking subsidiaries.

•
Reviewed the linkages between the bank’s board and the boards of directors of its U.S. banking subsidiaries, including management’s report on the effectiveness of the subsidiary governance control framework.

•
Reviewed and endorsed the appointment of new directors and the refresh of the committees of the boards of the U.S. banking subsidiaries.

•
Considered renewal and succession planning for directors of TDGUS and TDBUSH, including review and discussion on the U.S. Directors Skills Matrix, and associated tenures; engaged with independent external consultants on director recruitment, together with the chairs of the boards of TDGUS and TDBUSH and their lead independent director.

•
Received reports on the global subsidiary governance program, including strategic changes to the bank’s subsidiaries.

•
Received updates on director continuing education programs for the bank’s subsidiaries.

•
Endorsed the appointments or extensions, as applicable, of outside directors of the bank’s subsidiaries.

Purpose and Sustainability Matters
•
Received and reviewed updates on the bank’s sustainability strategy, reporting and performance.

•
Monitored stakeholder feedback, evolving industry standards and impacts to disclosures, and governance developments.

•
Monitored sustainability-related risks and opportunities, including receiving presentations on stakeholder feedback and governance developments.

•
Reviewed and recommended for board approval TD’s Modern Slavery and Human Trafficking Report.

•
Reviewed and approved TD’s 2024 Sustainability Report.

•
Reviewed the sustainability governance calendar of proposed sustainability-related topics for the board and its committees.

•
Received a mid-year update on TD’s Pathways to Economic Inclusion.

Stakeholder Engagement
•
Oversaw engagement by directors and management with shareholders and other stakeholders and interested parties on a range of topics, including sustainability and governance-related matters.

•
Reviewed and considered shareholder proposals received by the bank and oversaw the related engagement process.

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Main Responsibilities	Actions Taken
Oversight of Conduct Risk, Ethical Behaviour and Enterprise Complaints
•
Reviewed and approved the Related Party Policy.

•
Reviewed and approved amendments to the Anti-Bribery and Anti-Corruption Policy.

•
Reviewed and approved amendments to the Conduct Risk Management Policy.

•
Reviewed and approved updates to the Code of Conduct and Ethics.

•
Received and considered regular reports from Enterprise Conduct Risk, including a review of conduct risk metrics, alleged Code breaches, and conduct risk complaints.

•
Received regular reports from Enterprise Customer Experience and Insights, including the Senior Customer Complaints Office, and engaged with management on the bank’s customer complaints, operational metrics and related action plans.

•
Received regular reports from and engaged with the bank’s Chief Compliance Officer on various topics, including the bank’s compliance with the FCPF and the bank’s complaint-handling procedures.

For further information on the corporate governance committee, see the discussion under the heading “Directors and Board Committees of the Bank” in the bank’s 2025 annual information form (www.sedarplus.ca or https://www.td.com/ca/en/about-td/for-investors/investor-relations/).
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Report of the Audit Committee
Committee Members (at fiscal year-end and at the date of this circular)
Nancy G. Tower* (chair); Elio R. Luongo*; Nathalie M. Palladitcheff*; S. Jane Rowe*; Mary A. Winston*; and Paul C. Wirth* (*audit committee financial experts).
Independence The committee is composed entirely of independent directors
Meetings
12 during fiscal 2025, including
two joint sessions with the risk
committee and one joint session
with the corporate governance
committee (the shareholders’
auditor attended all but one of
the meetings)
Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2025
Responsibilities
The audit committee is responsible for supervising the quality and integrity of the bank’s financial reporting, which includes overseeing the integrity of the bank’s financial controls and the effectiveness of the internal and external audit functions, compliance and anti-money laundering matters. Members of the committee are expected to be financially literate or willing and able to acquire the necessary knowledge quickly, and at least one member must be an audit committee financial expert, as defined under applicable regulatory requirements. The committee’s main responsibilities, as set out in its charter, include:

✓
overseeing reliable, accurate and clear financial reporting to shareholders;

✓
overseeing the effectiveness of internal controls, including internal control over financial reporting;

✓
recommending to the board the shareholders’ auditor to be put forward for appointment by the shareholders and the compensation and terms of engagement of the shareholders’ auditor for approval by the board;

✓
overseeing the work of the shareholders’ auditor, including requiring the shareholders’ auditor to report directly to the committee;

✓
reviewing reports from the shareholders’ auditor, Chief Financial Officer, Chief Auditor, Chief Compliance Officer, and Chief Anti-Money Laundering Officer, and evaluating the effectiveness and independence of each;

✓
overseeing the establishment and maintenance of policies and programs reasonably designed to achieve and maintain the bank’s compliance with the laws and regulations that apply to it; and

✓
acting as the audit committee for certain subsidiaries of the bank that are federally regulated financial institutions.

At each meeting, the committee meets without members of management present, and on a regular basis, meets separately with the shareholders’ auditor, the Chief Executive Officer, the Chief Financial Officer, the Chief Risk Officer, the General Counsel, the Chief Auditor, the Chief Compliance Officer and the Chief Anti-Money Laundering Officer.
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2025 Highlights
In carrying out its responsibilities in fiscal 2025, the committee particularly focused on the following:
Main Responsibilities	Actions Taken
Oversight of Internal Controls and Internal Audit
•
Reviewed and approved the internal audit risk assessment methodology and results.

•
Reviewed and approved the annual internal audit plan and related resourcing to ensure that the plan is appropriate, risk-based and is aligned with the risk profile of the bank and stakeholder expectations and approved any significant changes to the annual plan.

•
Received and discussed regular updates on significant changes to internal audit policies and approved internal audit performance objectives.

•
Reviewed and discussed an update on the effectiveness of internal controls and processes related to the report to shareholders, including controls over financial reporting.

•
Reviewed and discussed quarterly reports from the bank’s Chief Auditor on internal audit results, key themes and areas of focus.

•
Received and considered regular updates from the bank’s U.S. Chief Auditor.

•
Received and discussed quarterly updates from the bank’s Chief Auditor on the key performance indicators of the internal audit function.

•
Evaluated the performance of the bank’s Chief Auditor and overall effectiveness and independence of the internal audit function.

•
Oversaw the governance structures and control processes for all financial instruments disclosed at fair value for financial reporting purposes.

Oversight of Shareholders’ Auditor
•
Received and assessed quarterly updates from the shareholders’ auditor on the status of their review and reporting relating to the effectiveness of the bank’s internal control over financial reporting.

•
Oversaw the work of the shareholders’ auditor related to areas of significant audit risk in accounts or disclosures that are material to the consolidated financial statements and involve especially challenging, subjective or complex judgments.

•
Conducted an annual review of the independence and objectivity of the shareholders’ auditor, the quality of the engagement team and their communications and interactions with the shareholders’ auditor, and the quality of service provided by the shareholders’ auditor; monitored the rotation timing of key senior partners of the shareholders’ auditor.

•
Reviewed and considered updates on the action plans resulting from the annual review, including updates on audit quality indicators.

•
Recommended to the board for recommendation to the bank’s shareholders the reappointment of the shareholders’ auditor at the annual meeting.

•
Reviewed and assessed the annual independence report of the shareholders’ auditor.

•
Reviewed and approved the policy for hiring current and former partners, principals, shareholders and professional employees of external auditors.

•
Reviewed and discussed reports issued by the Canadian Public Accountability Board and U.S. Public Company Accounting Oversight Board with the shareholders’ auditor.

•
Pre-approved all engagements with the shareholders’ auditor (including any audit and non-audit services).

•
Received updates from the shareholders’ auditor on trends and auditing and regulatory developments globally.

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Main Responsibilities	Actions Taken
Finance and IFRS, Financial Reporting
•
Reviewed and approved the finance team’s financial plan, including strategic priorities, budget and resources.

•
Oversaw, reviewed, discussed and recommended to the board for approval the financial results of the bank on a quarterly basis and as at the fiscal year end, including the bank’s reporting under IFRS.

•
Received and discussed regular updates from the finance team on the bank’s significant accounting policies, significant qualitative and quantitative judgments in accounting policies and estimates, and significant changes to financial statement disclosures.

•
Received and evaluated updates on key controls and processes to ensure that financial reporting is reliable and accurate.

•
Received a tax review update from the Head of Tax.

•
Reviewed the annual financial statements of the subsidiaries of the bank that are federally regulated financial institutions and recommended such financial statements for approval by their respective boards.

•
Participated in an education session with members of the finance team.

•
Received regular updates from the chairs of the TDBUSH and TDGUS audit committees on the work of the committees.

•
Evaluated the performance and overall effectiveness and independence of the bank’s finance team and the performance of the CFO.

•
Received an update on the financial disclosures included in the Investor Day materials.

Compliance
•
Received and approved the compliance department’s annual plan, including its budget, resources, strategic priorities and mandate.

•
Reviewed and discussed quarterly reports prepared by the Chief Compliance Officer related to the compliance department and the bank’s regulatory compliance management program.

•
Received and discussed reports on the Enterprise Regulatory Compliance Management Framework.

•
Evaluated the performance and overall effectiveness of the bank’s global compliance department and the performance of the CCO.

Financial Crime Risk Management (FCRM)
•
Reviewed and approved the FCRM department’s annual plan, including its budget, resources, strategic priorities, department mandate and the executive mandates of each of the Global FCRM and BSA Officer and of the Chief AML Officer.

•
Reviewed and discussed quarterly reports related to the FCRM program and activities.

•
Reviewed and approved updates to the bank’s sanctions, anti-money laundering and anti-terrorist financing policies.

•
Evaluated the performance and overall effectiveness of the bank’s FCRM department and the performance of the Chief AML Officer.

Resource and Talent Management
•
Reviewed and assessed succession plans, performance goals and assessments of effectiveness of the Chief Financial Officer, Chief Auditor, Chief Compliance Officer and Chief AML Officer and talent pipeline to ensure adequate succession plans for the bank’s senior finance talent.

•
Received updates on the recruitment and retention of leaders with proven expertise in financial crime risk and related areas.

•
Reviewed and approved incremental resourcing plans and staffing for internal audit, compliance and AML functions.

•
Participated in various interaction sessions with the functional leadership teams to promote continued engagement and alignment.

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Main Responsibilities	Actions Taken
Legal & Regulatory Compliance
•
Received regular updates from the General Counsel on legal and regulatory developments, including privileged updates on litigation matters and regulatory investigations.

•
Oversaw the provisions taken and disclosures made with respect to various legal and regulatory matters.

•
Received reports from the chairs of the TDBUSH and TDGUS audit committees.

For further information on the audit committee, see the discussion under the heading “Pre-Approval Policies and Shareholders’ Auditor Service Fees” in the bank’s 2025 annual information form (www.sedarplus.ca or https://www.td.com/ca/en/about-td/for-investors/investor-relations/financial-information/annual-information-form).
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Report of the Human Resources Committee
Committee Members (at fiscal year-end and at the date of this circular)
Ayman Antoun (chair); John B. MacIntyre; Nathalie M. Palladitcheff; Frank J. Pearn; and Ajay K. Virmani.(1)
Independence The committee is composed entirely of independent directors	Meetings 10 during fiscal 2025, including one joint session with the risk committee	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2025
Responsibilities
The committee is responsible for overseeing the human capital management and compensation policies and programs of the bank. The committee uses independent external advisors to assist and provide advice and challenge in executing the committee’s accountabilities, including succession planning and senior executive team (SET) compensation-related decision-making responsibilities. The committee’s main responsibilities, as set out in its charter, include:

✓
overseeing the people strategy of the bank, including talent management, learning and development, succession planning and other processes used to identify, evaluate, and develop the people, skills and capabilities necessary to meet the strategic ambitions of the bank;

✓
overseeing, reviewing and approving the bank’s Culture Framework;

✓
overseeing the bank’s global compensation, retirement (including defined benefit pension plans and defined contribution pension plans) and benefits programs;

✓
monitoring and overseeing the bank’s compensation strategy, plans, policies and practices for alignment to the Financial Stability Board Principles for Sound Compensation Practices and Implementation Standards, including the appropriate consideration of risk;

✓
recommending compensation for the CEO to the board of directors for approval, and approving compensation for other members of the SET; and

✓
overseeing the succession planning process for the CEO and other senior executives, and approving the succession plans for members of the SET and heads of key control functions.

At each meeting, the committee meets without members of management present, and on a regular basis meets with its independent advisors and, when appropriate, without members of management present.
The committee’s oversight of the bank’s compensation, retirement and benefit programs is supplemented in certain jurisdictions by local committees that operate within the global governance framework established by the human resources committee. The primary role of the local committees is to provide enhanced oversight at a local level and to maintain alignment with the regulatory requirements in the jurisdictions in which the bank operates.
TD has established robust retirement and benefits plan governance models for strategic and ongoing oversight of all retirement and benefits plans. The human resources committee has delegated ongoing governance of the bank’s non-executive retirement plans to four senior management governance committees with the skills and expertise to fulfill their mandates, which include investment strategies and performance oversight in addition to the non-investment aspects of plan management. Each management governance committee is expected to effectively address the risks and issues inherent in the management of the plans. The human resources committee receives and reviews (a) a comprehensive annual retirement report from each management governance committee that includes the activities performed by the committee and the funded status of all defined benefit pension plans; and (b) an annual benefits report that provides an update on key plan changes, as well as the impact of regulatory and legislative changes on the bank’s benefit programs.

(1)
Mr. MacIntyre was appointed as chair of the human resources committee effective April 10, 2025. When Mr. MacIntyre was appointed as Board Chair on September 1, 2025, Mr. Antoun was appointed chair of the human resources committee.

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2025 Highlights
In carrying out its responsibilities in fiscal 2025, the committee particularly focused on the following:
Main Responsibilities	Actions Taken
Human Resources Strategy, Plans, and Workforce Requirements
•
Monitored the impact of business transformation on the bank’s people strategy and related talent management practices, including talent acquisition, assessment, development, and succession planning activities and outcomes.

•
Oversaw the people strategy and the future evolution of the bank.

•
Monitored human resources related risks, organization design and talent management practices to support and accelerate growth.

•
Reviewed diversity and inclusion strategy and initiatives, including the bank’s approach.

Leadership and Culture
•
Evolved the bank’s culture to align with the bank’s strategic review and renewed strategy, CEO transition, and U.S. AML remediation.

•
Oversaw the development of the bank’s Culture Statement to define “who we are” and its Leadership Principles that describe “how we lead”.

•
Reviewed the launch of a new executive signature development program, designed to re-energize leaders, create clarity in expectations, act as an accelerator in strengthening the culture, and to emphasize leadership qualities (such as how we make decisions, how we lead and how we coach) as one of the most essential components of the bank’s success, with a focus on accountability and execution.

CEO and Senior Officers
•
Oversaw leadership changes, including the appointment of new senior executives to the SET and other significant leadership changes, monitored performance and development, and supported Mr. Chun’s onboarding as the new Group President and CEO.

•
Oversaw the talent management and succession planning processes for the CEO and other senior executives, including enterprise talent management practices and senior executive development, and approved the succession plans for members of the SET and heads of key control functions.

•
Monitored the development and performance of all SET members.

•
Monitored the bank’s performance and determined compensation awards in accordance with the executive compensation framework.

•
Reviewed and recommended performance objectives for the CEO, evaluated their performance against these objectives, and recommended the CEO’s compensation for board approval.

Total Rewards
•
Approved the re-design of the bank’s Executive Compensation Plan (ECP), including alignment of metrics with the renewed strategy, driving performance and the desired culture, to ensure that TD can attract and retain the level of talent required to run a bank of its size and complexity.

•
Participated in a joint session with the risk committee to review the bank’s risk performance against its risk appetite statement in order to determine year-end variable compensation pools for executives and the funds available for other material incentive plans.

•
Reviewed and approved changes to the bank’s material incentive plans, and approved the aggregate compensation awards under the bank’s pool-based material incentive plans.

•
Reviewed a report detailing adjustments made to individual performance assessments and compensation decisions as a result of any risk, control or misconduct issues identified during the year.

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Main Responsibilities	Actions Taken

•
Approved, and recommended for board approval, proposed amendments to the bank’s 2000 Stock Incentive Option Plan, the details of which are discussed under the “Amendments to the 2000 Stock Incentive Plan” section of this circular.

•
Reviewed the results of a detailed statistical analysis of compensation to assess potential differences in outcomes based on gender and ethnicity.

Human Resources Related AML Remediation
•
Continued to oversee and regularly review the human resources related elements of the bank’s AML remediation program.

•
Held senior management accountable for ensuring a timely and effective completion of all remediation activities, and oversaw the impacts made to individual performance assessments and compensation decisions as a result of risk or control issues identified during the fiscal year.

Independent Advisors
To assist in executing its responsibilities, the committee hires an independent external compensation advisor that reports to the committee. Hugessen Consulting Inc. (Hugessen) is an independent executive compensation advisory firm that works with a wide range of public and private companies across all sizes and industry sectors, and has been engaged as the committee’s independent compensation advisor since June 2017.
Hugessen provides independent compensation advice and counsel on meeting content, management’s recommendations, compensation and governance trends, and other items as requested by the committee. In addition, Hugessen provides analysis, benchmarking, and assistance to the committee in developing compensation recommendations for the CEO. The committee has sole authority to approve the amount of the independent advisor’s fees.
Prior to 2025, Hugessen did not perform any services for, or receive any fees from, management. In 2025, Hugessen was engaged by management as part of the ECP re-design to conduct a holistic challenge of the ECP and to provide external competitive benchmarking. The human resources committee approved these services provided by Hugessen to management. The committee must pre-approve any other services to be provided to management.
The total fees paid to Hugessen represent less than 5% of its revenue. The table below shows the fees paid to Hugessen for services provided to the human resources committee over the past two fiscal years.
	2025	2024
Executive Compensation-Related Fees	$467,868	$349,411
All Other Fees(1)	$67,697	—

(1)
These fees relate to the services provided by Hugessen to management as part of the ECP re-design to conduct a holistic challenge of the ECP and to provide external competitive benchmarking.

Committee Composition
In keeping with governance best practices, the committee is composed entirely of independent directors who are knowledgeable about issues related to human resources, leadership, talent management, compensation, governance, and risk management. Understanding of such issues may be gained by being a current or former chief executive officer or other senior executive, and by participating in educational programs conducted by the bank or by an outside consultant.
For more information on the experiences of each committee member during fiscal 2025, as well as their occupations and education, please see the individual profiles in the “Director Nominees” section of this circular. In addition, please refer to the “Governance” section of this circular for information on the continuing education of the bank’s directors.
For further information on the human resources committee, see the discussion under the heading “Directors and Board Committees of the Bank” in the bank’s 2025 annual information form (www.sedarplus.ca or https://www.td.com/ca/en/about-td/for-investors/investor-relations/).
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Report of the Risk Committee
Committee Members (at fiscal year-end and at the date of this circular)
Keith G. Martell (chair); Ana Arsov; Cherie L. Brant; Elio R. Luongo; Frank J. Pearn; and Paul C. Wirth.
Independence The committee is composed entirely of independent directors	Meetings 10 during fiscal 2025, including two joint sessions with the audit committee and one joint session with the human resources committee	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2025
Responsibilities
The risk committee is responsible for overseeing the management of the bank’s risk profile and approving significant enterprise-wide risk management frameworks and policies that support compliance with the bank’s risk appetite and reinforce the bank’s risk culture. The committee’s main responsibilities, as set out in its charter, include:

✓
approving the bank’s Enterprise Risk Framework (ERF) and related risk category frameworks and policies that establish the appropriate approval levels for decisions and other measures to manage risk to which the bank is exposed;

✓
reviewing and recommending the bank’s Risk Appetite Statement for approval by the board;

✓
overseeing the bank’s risks as set out in the ERF;

✓
reviewing the bank’s risk profile and performance against its risk appetite; and

✓
providing a forum for a comprehensive analysis of an enterprise view of risk, including consideration of trends, and current and emerging risks.

At each meeting, the committee meets without members of management present, and on a regular basis, meets separately with each of the Chief Executive Officer and the Chief Risk Officer. The committee, together with the full board of directors, remains focused on providing strategic advice and fostering substantive dialogue with management on risk matters.
2025 Highlights
In carrying out its responsibilities in fiscal 2025, the committee particularly focused on the following:
Main Responsibilities	Actions Taken
Enterprise Risk Framework and Risk Appetite Process
•
Reviewed and approved the bank’s ERF, which continues to further strengthen and integrate the bank’s Risk Appetite Statement across the enterprise, and enhance the bank’s risk culture and organizational understanding of how the bank views risk, its risk tolerances, risk mitigation and escalation requirements.

•
Reviewed and provided input on proposed enhancements to the bank’s Risk Appetite Statement prior to recommending it to the board for approval.

•
Reviewed Risk Management’s regular reporting and annual assessment of the bank’s risk performance against its Risk Appetite Statement. Performance against the Risk Appetite Statement is a key consideration in the human resources committee’s decision-making process for senior management compensation.

•
Oversaw further enhancement of risk frameworks for several of the bank’s major risk categories.

•
Reviewed the provisioning methodology for credit losses and the adequacy of the bank’s provisions for credit losses.

•
Reviewed and approved the bank’s internal control policy.

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Main Responsibilities	Actions Taken
Governance, Risk and Control
•
Received and engaged in comprehensive presentations on cybersecurity, including updates from management on the evolving cyber landscape and the bank’s enhancements to its threat readiness and operational resilience program.

•
Received and considered reporting on the impacts of current geopolitical events and enhancements to controls.

•
Reviewed management updates and reporting on top risks, including financial crime risk, AML remediation execution risk, regulatory risk, reputational risk, strategic risk, geopolitical risks, operational risks, people, talent and culture risk, data risk, fraud risk, insider risk, technology risk and market and liquidity risk.

•
Received and discussed updates on model risk and artificial intelligence (AI), including risks and controls with respect to generative AI.

•
Received updates on the bank’s recovery and resolution plans and related testing activities.

•
Received reports and engaged in discussions with executives from each of the bank’s primary business segments on growth strategies, and management’s oversight of related key risks, challenges, and mitigating actions.

•
Reviewed and approved the delegation of risk and credit limits to management.

•
Received updates and deliberated on risks associated with the bank’s subsidiary governance related to jurisdictional accountabilities and decision-making authorities.

•
Received reports on the bank’s operational resilience programs.

•
Reviewed the adequacy of the bank’s insurance coverage.

Emerging Risks
•
Reviewed emerging risk updates in enterprise risk dashboard reporting and discussed pressures on deposits, liquidity and funding, and emerging technologies.

•
Reviewed management updates on the risks and potential impacts of disruptive technologies such as Digital Assets, AI and Quantum Computing.

Risk Culture
•
Received reports on and remained focused on ensuring the bank supports a culture which continues to promote self-identification of risks and issues, sustained improvement, ownership and accountability, escalating and promptly resolving issues, learning from past experiences, and encouraging open communication and transparency on all aspects of risk taking.

Risk Appetite Activities and Outcomes
•
Reviewed presentations on risk management activities, including reports on compliance with risk management policies and limits; regulatory updates; the results of enterprise stress testing to identify and assess bank-specific risks, risk tolerances and support strategic decisions; and an in-depth review of the bank’s credit portfolio.

•
Received and reviewed management presentations on issues of specific relevance, such as financial crime risk, environmental and social risks (including climate change), operational resilience, regulatory compliance and conduct risk, insider threat management and insider risk programs, data management, data quality and data governance risk, fraud risk, third-party risk, and risk and control event identification, and benchmarking results, maturity assessments, and related remediation activities.

•
Jointly with the audit committee, received updates on management’s technology and cybersecurity program, the enterprise-wide employee

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Main Responsibilities	Actions Taken

cybersecurity training program, and oversight of same.
•
Received comprehensive credit, capital and liquidity risk updates, including asset concentration limits, commercial real estate, recession readiness, and current market events.

•
Received progress updates on significant enterprise projects, initiatives and related risk assessment processes.

•
Reviewed updates on treasury and balance sheet management, trading and non-trading market risk, liquidity risk, and related activities.

•
Participated in a joint session with the human resources committee to obtain information to appropriately consider risk when determining year-end variable compensation pools for executives and the funds available for other material incentive plans.

•
Assessed the effectiveness of the risk management function and the adequacy of its annual budget and resource plan, and approved its mandate.

•
Received a mid-year update on the fiscal 2025 budget and resource plan.

•
Assessed the effectiveness of the Chief Risk Officer and approved his mandate.

Risk Management Reports
•
Reviewed and evaluated the quarterly enterprise risk dashboards, which include reporting on the bank’s top and emerging risks and performance against its risk appetite.

•
Received updates on the management of and significant exposures relating to the bank’s major risk categories.

•
Reviewed the quarterly Enterprise Issues Management Report, which includes reporting on the bank’s enterprise view of issues and progress updates on remediation initiatives.

•
Reviewed and discussed management reports related to reviews by supervisory authorities and management’s response to outstanding issues.

For further information on the risk committee, see the discussion under the heading “Directors and Board Committees of the Bank” in the bank’s 2025 annual information form (www.sedarplus.ca or https://www.td.com/ca/en/about-td/for-investors/investor-relations/).
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Report of the Ad Hoc Remediation Committee
Committee Members (at fiscal year-end and at the date of this circular)
S. Jane Rowe (chair); Ana Arsov; Keith G. Martell; Frank J. Pearn; and Nancy G. Tower.
Independence The committee is composed entirely of independent directors	Meetings 11 during fiscal 2025, including three joint sessions with the TDBUSH compliance committee (the shareholders’ auditor attended all meetings)	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2025
Responsibilities
The remediation committee is responsible for overseeing compliance by the bank and its subsidiaries with the requirements set forth in certain regulatory enforcement-related orders and agreements, on an enterprise-wide basis. The committee’s main responsibilities, as set out in its charter, include:

✓
monitoring, overseeing and assessing, through management reports to the committee, the bank’s compliance with the provisions of all enforcement-related orders, including progress against milestones and other targets;

✓
reviewing and recommending for approval by the board all actions necessary for the compliance of items specifically assigned to the board in the enforcement orders and agreements;

✓
receiving regular reports from management detailing the form and manner of all actions taken by management across the first, second, and third lines of defense, in response to the enforcement requirements and commitments;

✓
making regular reports to the board on the committee’s activities and its assessment of management’s progress in addressing the enforcement-related requirements; and

✓
reviewing and assessing whether the remediation teams have sufficient financial and managerial resources, processes, personnel, technology, and control systems to implement and sustain the remediation activities necessary to address the enforcement-related requirements.

At each meeting, the committee meets without members of management present, and on a regular basis, meets separately with each of the Chief Executive Officer, the General Counsel, the Head of the U.S. Regulatory Remediation Office, and the EVP, Non-Financial Risk Management.
The committee also receives reports from other members of management on a regular cadence, including the Chief Risk Officer, the Chief Auditor, the Chief Human Resources Officer, the Head of Risk Management — Transformation Office, the SVP, Global Financial Crime Risk Management and U.S. BSA/AML Officer, the SVP, Legal, U.S. Disputes & Investigations — Privacy & Financial Crimes, the U.S. Chief Compliance Officer, the U.S. Head of Human Resources, the U.S. Treasurer, the Chief Financial Officer of TD Bank U.S., the U.S. Head of Audit and the SEVP, Global Technology & Solutions.
The remediation committee was established in fiscal 2025 to provide dedicated oversight of the bank’s execution of regulatory enforcement undertakings and deliverables across the enterprise. The remediation committee will continue until such time as the board, on the recommendation of the remediation committee and approval by the corporate governance committee, determines that dedicated oversight of the remediation requirements is no longer necessary.
2025 Highlights
During the past year, the committee reviewed, challenged and endorsed the Board Oversight Plan and the Remediation Office Plan, including timelines, actions taken, ownership and accountability and consideration of regulatory expectations. The committee also reviewed the root cause analysis presented by the Head of the U.S. Regulatory Remediation Office and discussed progress against remediation plans. In addition, the committee received a comprehensive update from Global Technology & Solutions on enablement of new artificial intelligence-powered transformational capabilities to drive effectiveness and efficiencies, automated and iterative testing, management of data dependencies, data provisioning and data availability.
The committee’s enterprise-wide perspective provides a vantage point from which it can identify insights across multiple remediation teams at the bank and its subsidiaries, which supports the committee’s mandate to oversee the transition of all remediation work into lasting and effective programs across all levels of the bank. Among the other initiatives outlined below, the committee engaged in discussions with the Head of U.S. Control Remediation and Quality Assurance on implementation of the regulatory remediation framework and standards, progress on role clarity and accountability, resourcing, testing and management challenge
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through the remediation journey to assess how integration of remediation activities at various business unit levels will continue to enhance business and corporate segment performance after remediation requirements have been met.
In carrying out its responsibilities in fiscal 2025, the committee particularly focused on the following:
Main Responsibilities	Actions Taken
Governance and Control Process
•
Reviewed the committee’s charter approved by the board and set the cadence of meetings.

•
Developed and reviewed the committee’s strategic objectives.

•
Developed an annual work plan to ensure that the committee received input directly from U.S. leaders of the remediation work streams.

•
Discussed the plan to transition remediation activities to standard business operations and how the transition plan and its implementation will be documented in the materials presented to the committee for effective challenge.

Enterprise Oversight of U.S. Remediation Activities and Commitments
•
Received updates from the bank’s U.S. Regulatory Remediation Office at each committee meeting on progress made against individual remediation milestones for each consent order, inclusive of remediation program trending, resources and staffing, systems and technology.

•
Challenged and endorsed for board approval the bank’s quarterly progress report to the Federal Reserve Board, including strategic priorities, milestones, funding and sufficiency of resources supporting remediation activities, headcount and hiring progress.

•
Endorsed for board certification the quarterly dividend declarations under each of the U.S. Federal Reserve Board (FRB) and the Office of the Comptroller of the Currency (OCC) orders, following challenge on compliance with regulatory requirements.

•
Assessed and endorsed the U.S. Law Compliance Program, timelines and testing programs across the enterprise and development of standards and criteria for comprehensiveness, traceability and accountability.

•
Received regular reports prepared by the SVP, Global Financial Crime Risk Management and U.S. BSA/AML Officer on remediation activities, including associated productivity improvements, prioritization of resourcing and talent, data dependencies, controls, and risk mitigation.

•
Received regular updates from the SVP, Legal, U.S. Disputes & Investigations, Privacy & Financial Crimes.

•
Reviewed and challenged reports on management of execution risk.

•
Reviewed and discussed reports from the bank’s Chief Auditor relating to performance of the internal audit function and the status of the remediation, including changes to internal audit testing methodology, implementation of a quality control program to address adherence to certain processes and controls, control effectiveness and audit results.

•
Received and discussed regular updates from the U.S. Chief Financial Officer on the bank’s work and ongoing monitoring to ensure compliance with Limits on Growth for the Consolidated TD Bank, National Association and TD Bank USA, National Association’s total assets.

•
Received and considered regulatory feedback on remediation obligations.

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Main Responsibilities	Actions Taken
Enterprise Oversight of Other Legal & Regulatory Deliverables and Outcomes
•
Oversaw and tracked progress against undertakings and regulatory expectations.

•
Reviewed and evaluated regular updates from the Enterprise Risk Transformation Office as it relates to oversight of specific regulatory workstreams and the transition into long-term business operations.

•
Engaged with management on the review of enterprise maturity, data and system management and resourcing.

•
Received and reviewed management presentations on issues of specific relevance, including execution of the U.S. Compliance Furnishing Rule and TD Securities U.S. Communications Surveillance and Spoofing remediation programs, including risk mitigation and regulatory response.

•
Engaged with management on the activities undertaken to drive a change in culture and behaviour across the enterprise.

•
Reviewed and discussed reports prepared by the Chief Compliance Officer.

•
Received regular updates from the General Counsel on significant legal and regulatory developments.

•
Participated in education sessions to enhance the committee’s knowledge and expertise with remediation-related issues specific to the bank.

Enterprise Oversight of Transition of Remediation Activities to Standard Business Operations
•
Received dashboard reporting and discussed implementation of sustainable transformation improvements across applicable business and corporate segments.

•
Received progress updates on significant enterprise projects, initiatives and related processes and discussed, among other things, the committee’s work plan for specified regulatory deliverables.

•
Monitored dashboard reporting as it relates to board and board committee reporting of remediation and specified regulatory programs.

•
Received and reviewed resourcing plans and budgets.

•
Reviewed and challenged enterprise progress against regulatory undertakings and, following such review, reviewed action plans for the effective implementation of insights and work improvements in business and corporate segments.

For further information on the remediation committee, see the discussion under the heading “Directors and Board Committees of the Bank” in the bank’s 2025 annual information form (www.sedarplus.ca or https://www.td.com/ca/en/about-td/for-investors/investor-relations/).
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3	Executive Compensation
At the meeting, shareholders will be casting an advisory vote on the bank’s approach to executive compensation as outlined in the “Report of the Human Resources Committee” section on page 73 and “Approach to Executive Compensation” section on page 88 of this circular. To facilitate the vote, the executive compensation disclosure in this circular has been organized to present this section separately from other compensation-related information. Shareholders are encouraged to read the disclosure, and to participate in the advisory vote.

Disclosure is presented in the following sections of this circular:
•
Approach to Executive Compensation (starting on page 88) — Provides information on the principles considered by the bank when designing executive compensation programs, the elements of executive compensation, and the key design characteristics of the Executive Compensation Plan (ECP) and equity plans.

•
2025 Performance and Compensation (starting on page 98) — Describes the link between actual pay and performance in 2025 for the bank’s Named Executive Officers (NEOs), including details about the bank’s performance, the performance of the NEOs, and the impact of both bank and individual performance on the determination of compensation awards under the ECP. This section also discloses the actual compensation awarded to each of the NEOs.

•
Additional Disclosure (starting on page 113) — Provides additional information required by regulators and recommended disclosure best practices, including details about the alignment of the bank’s executive compensation programs to the Financial Stability Board (FSB) Guidelines, how compensation is aligned with risk appetite, material risk takers, pension plans, termination and change of control benefits, and the stock option program.

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Human Resources Committee
Letter to Shareholders
Dear Shareholder,
On behalf of the board of directors, as part of its mandate, the human resources committee (referred to in this letter as “HRC” or the “committee”) oversees the people strategy of the bank and the related human resources policies and practices designed to support the sustainable achievement of the bank’s business objectives. This includes the oversight of the bank’s senior executive succession planning process and the bank’s approach to executive compensation, including the compensation of the Chief Executive Officer (CEO) and the members of the Senior Executive Team (SET), all of whom participate in the Executive Compensation Plan (ECP).
Past Year Highlights
As of April 10, 2025, several committee members retired and the HRC was reconstituted, appointing new directors and a new committee chair. During the year, the committee’s principal oversight activities and decisions included:
1.
Providing strategic oversight of leadership changes and transitions, including the appointment of new senior executives to the SET and other significant leadership changes, monitoring performance and development including accountability and execution, and supporting Mr. Chun onboard as the new CEO. This included the HRC overseeing the development of a cohesive leadership team in both Canada and the U.S., and overseeing the talent management, development and succession planning process for the CEO and other senior executives.

2.
Evolving the bank’s culture to align with the strategic review and the bank’s renewed strategy, CEO transition, and U.S. AML remediation. This included insights from the Culture Oversight program, employee engagement, retention trends, and a third-party review to independently assess the bank’s culture framework and priorities.

3.
Reviewing the launch of a new executive signature development program, designed to re-energize leaders, create clarity in expectations, act as an accelerator in strengthening the culture, and emphasize leadership qualities such as how we make decisions, how we lead and how we coach. This program is an essential component of the bank’s success, with a focus on accountability and execution.

4.
Approving the re-design of the ECP, including alignment of metrics with the renewed strategy, driving performance and the desired culture, responding to shareholder feedback, and ensuring TD can attract and retain the level of talent required to promote the long-term success of a bank of its size and complexity. Further details are provided in the “Looking Forward” section below.

5.
Overseeing the people strategy of the bank and the future evolution of the bank.

6.
Holding senior management accountable for ensuring the timely and effective completion of all remediation activities and overseeing the impacts on individual performance assessments and compensation decisions as a result of risk or control considerations identified during the year.

Executive Compensation
Funding for the ECP for a particular year is determined by the committee after considering the bank’s performance against a number of key measures and performance targets that are aligned with the bank’s long-term strategy and fixed at the beginning of the fiscal year. In addition, the committee considered a variety of other factors, including financial and non-financial metrics, achievement of strategic objectives, alignment with the risk framework, and the bank’s culture. The committee participated in a joint session with the risk committee to obtain information to appropriately consider risk when determining the year-end compensation pool for executives.
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The diagram below provides a summary of the outcome of the bank’s performance in fiscal 2025 against the key measures and performance targets incorporated in the ECP funding framework, and generates the funding pool available to award variable compensation to the CEO, Named Executive Officers (NEOs) and other SET members. Further details on each of the measures and targets can be found starting on page 90.
As disclosed last year, the investments required to implement the necessary risk and control infrastructure to support the size and complexity of the bank required a review of and refocus on internal goals and objectives. As a result, in fiscal 2025 the Business Performance Factor (BPF) continued to be determined primarily on internal measures, and relative performance was temporarily paused when determining the BPF under the ECP. The relative return on tangible common equity (ROTCE) metric in the ECP and the relative total shareholder return (TSR) performance measure for Performance Share Units (PSU) remained in place. The relative performance metric has been reinstated for fiscal 2026 with further details provided in the “Looking Forward” section below.
Following the fiscal year-end, the committee reviewed the results generated by the ECP framework, which included a BPF of 115.4% from the annual business metrics of adjusted net income after tax (NIAT), customer experience and other ESG metrics, and ROTCE. In addition, the committee considered the specific metrics covered by the plan, as well as a variety of other factors and perspectives to assess the impact of Strategic Initiatives under Other Factors. These included:
•
Gain on the sale of the bank’s investment in Schwab: The impact of the transaction generated net proceeds of $21 billion and a gain of $8.6 billion. Common Equity Tier 1 (CET1) capital increased by 238 basis points, and a large part of the proceeds were returned directly to shareholders via initiation of an $8 billion stock buy-back. Executing the sale of the bank’s investment in Schwab represented a significant strategic leadership achievement, demonstrating exceptional strategic oversight, rigorous governance, and a commitment to advancing the bank’s long-term vision. This transaction significantly strengthened the bank’s financial position and underscored its leadership’s ability to deliver value. As an item of note, the gain is excluded from the adjusted NIAT used to determine the outcomes under the plan.

•
Strategic review and Investor Day: Management dedicated significant energy and focus to the strategic review and Investor Day, marking an important milestone for the bank. As part of this process, the bank publicly set a renewed strategy with ambitious targets for 2026 and its medium-term outlook, including goals for earnings, return on equity (ROE), and efficiency. This transparent approach demonstrates management’s confidence and commitment to accelerating long-term growth and redefining the bank’s trajectory. By sharing these objectives, management has taken a positive and significant step to inspire confidence among shareholders and to position the bank for future success.

•
The bank’s commitment to regulatory excellence and the status of U.S. AML remediation: The bank is in compliance with all obligations under each of the BSA / AML enforcement actions, and is maintaining strong momentum toward the completion of all remediation initiatives, which are on track and progressing as expected.

•
Outperforming total shareholder return: For fiscal 2025, the bank achieved a total shareholder return (TSR)(3) of 56.7%, outperforming the Canadian peer bank(4) average of 36.1%, reflecting the market’s renewed confidence in the actions taken by management throughout the year.

After assessing the strategic factors above, balanced against expenses which increased year-over-year, the committee determined that the results of the Strategic Initiatives metric would be +7.1%, for a final BPF of 122.5%.
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CEO Compensation
The board oversaw a rigorous CEO succession process, culminating in the selection of Mr. Raymond Chun as Group President and Chief Executive Officer. To ensure a smooth transition, the board established an interim period during which Mr. Chun served as Chief Operating Officer (COO), enabling continuity and operational readiness. Throughout this process, the board engaged closely with independent external advisors, leveraging their insights to inform key decisions. Following several months of successful preparation and transition, the board approved accelerating Mr. Chun’s effective date as CEO to February 1, 2025, nearly three months ahead of the original schedule to position the bank for continued execution of its strategic priorities.
Mr. Chun assumed the role of COO on November 1, 2024, and the committee approved a total direct compensation target of $9,500,000 for the role. Mr. Chun’s total direct compensation target was increased to an annual rate of $12,000,000 when he assumed the role of Group President and CEO, TD Bank Group on February 1, 2025. His final 2025 total direct compensation target, reflecting the portion of year as COO and the portion of the year as CEO, was $11,375,000. Mr. Chun’s incentive compensation was equal to his incentive target multiplied by the BPF of 122.5%, being the same BPF as that applicable to the SET as a whole. When determining the compensation for the CEO, the committee considered the CEO’s target compensation, the BPF for the ECP, the overall performance of the bank, and the performance of the CEO (additional details on the process used to assess CEO performance can be found starting on page 100). After considering these factors, the board approved total direct compensation for Mr. Chun of $13,675,000 for fiscal 2025, $2,300,000 above his target of $11,375,000.
As part of the annual review process completed for all executives, the committee reviewed the CEO’s total direct compensation target for fiscal 2026. The committee considered Mr. Chun’s performance, including the bank’s strategic review, renewed strategy, leadership, tenure, intense focus on remediation, leadership of a renewed culture framework to drive accountability, leadership changes, and proactive outreach to institutional shareholders, as well as the size of the bank relative to the primary peer group consisting of the four largest Canadian bank peers. Following the review, the committee recommended, and the board approved, an increase in the CEO’s total direct compensation target to $14,000,000 for fiscal 2026, which the committee believes is appropriate given market compensation levels, the scope and complexity of the role, and the performance of the bank under Mr. Chun’s leadership.
Mr. Masrani retired from his position as Group President and CEO effective February 1, 2025. For fiscal 2025, Mr. Masrani’s target compensation was pro-rated for the period he served in this role (November 1, 2024 to February 1, 2025). There was no incentive compensation approved for Mr. Masrani.
Looking Forward
In 2025, the HRC oversaw a comprehensive review of the bank’s ECP and approved changes to the ECP for fiscal 2026 to ensure the program aligns with the bank’s renewed strategy to deepen client relationships, be simpler and faster, and execute with discipline. Winning in today’s environment requires us to inspire and empower exceptional talent, incentivize leaders to deliver outcomes that matter most for our shareholders, clients, colleagues and communities in which we operate, and ensure the program aligns to global regulatory requirements and principles across our footprint. The committee sought input from the bank’s external compensation advisor to assist in the review by providing information and insight on the competitive landscape.
The updated ECP aligns executive incentives with TD’s ongoing strategic priorities, including its focus on enhancing shareholder value through efficient and disciplined capital utilization and greater emphasis on serving clients with excellence. These changes ensure compensation remains sustainable and aligned to regulatory requirements in the jurisdictions in which TD operates, and is consistent with our obligations as a Global Systemically Important Bank.
The following updates to our executive compensation framework reflect our commitment to aligning pay with the bank’s renewed strategy and strategic priorities, shareholder value creation, and evolving market practices across our footprint. These changes strengthen the link between leadership accountability and execution, reinforce our focus on sustainable growth, and ensure competitive compensation that balances short-term objectives with long-term performance. The HRC approved changes to the ECP for fiscal 2026, which support the following objectives:
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Alignment with strategy and shareholder value
•
The BPF metrics and weightings will be updated to align with the renewed strategy and strategic priorities, while strengthening the connection between leadership accountability and execution, and the renewed culture.

Under Annual Business Metrics performance, in alignment with the bank’s greater focus on capital allocation, a ROE business metric for both the enterprise and business segments will be introduced into the ECP framework, replacing the ROTCE business metric. ROE will have a weighting of 25% and NIAT will have a weighting of 50%, for a total financial weighting of 75%. To support the deepening of client relationships and reinforcing the bank’s sustainability priorities, the weighting of Customer Experience and Other ESG Metrics will increase to 25% from 20%.
Under Other Factors, Relative Performance, which assesses overall business performance relative to peers, will be re-instated for fiscal 2026 combined with the assessment of Strategic Initiatives, which recognizes holistic bank performance and strategic advancement of priorities. The combined assessment of performance will impact the BPF by +/− 20%.
The other metrics in the ECP framework, including Risk and Discretion, remain unchanged as these plan components are critical in holding management accountable for risk management and executing ongoing AML remediation requirements.
•
The PSU performance factor calculation will be updated to incorporate an internal metric and increased performance range. Effective with the 2026 grant, the calculation of the PSU performance factor will be updated to incorporate a ROE metric compared to an internal target in alignment with enterprise strategy, in addition to the bank’s relative TSR for the three-year period compared to the peer comparator group. The incorporation of ROE is a more effective measure of long-term value creation in the financial services sector and reflects both profitability and capital efficiency.

Under the new design, the performance factor range will increase to 50% to 150% (from the current range of 75% to 125%) at maturity. In addition, in fiscal 2026, the bank intends to introduce a quantifiable zero-performance condition into the PSU performance factor calculation (further details on the zero-performance condition will be disclosed in next year’s proxy circular). This change aligns our PSU design with evolving market practices and feedback from institutional shareholders, providing greater differentiation based on results and continued shareholder alignment.
Attract, retain, and motivate high-performing executives to create sustainable value for shareholders over the long-term
•
The equity vehicle mix for senior executives will be modified. A new equity mix will be introduced for senior executives, with a reduction in the proportion of equity compensation awarded as stock options. PSUs will continue to represent the majority of equity compensation for senior executives, and RSUs with pro-rata vesting will be introduced to the equity mix. This mix is designed to ensure that we are providing competitive compensation that aligns senior executives’ interests with our short-, medium- and long-term objectives.

Balance between short-, medium- and long-term objectives to align to shareholder expectations
•
The pay mix for executives will be adjusted, striking the right balance between long-term shareholder alignment and near-term competitiveness. We are rebalancing the pay mix and increasing the proportion delivered in performance-based variable cash compensation, with a slightly lower portion deferred as equity. There is no change to the CEO pay mix. This rebalanced mix is designed to ensure that we are providing competitive compensation across our footprint that aligns with our short-, medium- and long-term objectives and commitments to delivering value to shareholders. The diversified mix of award types with various vesting and pay-out schedules helps to promote well-rounded decision-making with a view to achieving short-, medium- and long-term performance goals.

In closing, the HRC remains steadfast in our commitment to aligning executive compensation with the bank’s renewed strategy, driving disciplined capital allocation, deepening client relationships, and ensuring accountability and execution. By continuously evolving our programs to reflect market best practices, regulatory requirements, remediation activities, and shareholder feedback, we are ensuring that our leaders are empowered to deliver results that matter for our shareholders, clients, colleagues, and communities.
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Shareholder Engagement
Each year, the Board Chair and the chair of the HRC proactively meet with a number of the bank’s largest institutional investors to provide an opportunity to discuss the bank’s approach to compensation and other strategic, sustainability, ESG and governance matters, as appropriate. In fiscal 2025, the Board Chair and the chair of the HRC held more than 50 meetings with institutional investors. In addition, the Board Chair and one or more other directors held an additional 23 meetings with institutional investors to discuss AML remediation in the last two calendar months of 2024. Our directors and executives are continuing active engagement with our shareholders in 2026. We value the feedback received through this process and consider it and other feedback received when we review our approach to compensation and our disclosure in respect thereof. We continue to welcome your feedback on the bank’s approach to compensation and invite you to email us c/o TD Shareholder Relations at tdshinfo@td.com should you have any questions. Emails from shareholders that are addressed to the Board Chair and express an interest to communicate directly with the independent directors on this topic will be provided to us.

John B. MacIntyre Board Chair	Ayman Antoun Chair of the Human Resources Committee

(1)
Details on the formula used to calculate the impact on funding for annual business metrics can be found on page 90 of this circular. NIAT has a weighting of 70%, customer experience & other ESG metrics have a weighting of 20%, and ROTCE has a weighting of 10% of the annual business metrics used to determine the BPF. Additional details on the determination of the BPF are provided starting on page 90 of this circular.

(2)
The bank prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as the “reported” results. The bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall bank performance. To arrive at adjusted results, the bank adjusts for “items of note”, from reported results. The items of note relate to items that management does not believe are indicative of underlying business performance. The bank believes that non-GAAP financial measures and non-GAAP ratios provide readers with a better understanding of how management views the bank’s performance. For additional information about the bank’s use of non-GAAP financial measures, a list of the items of note, and a reconciliation of adjusted to reported results, refer to the “Financial Results Overview” section of the bank’s MD&A (available at www.td.com/investor and www.sedarplus.ca), which is incorporated by reference. Non-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

(3)
For additional information about this metric, refer to the Glossary in the 2025 MD&A.

(4)
Peer group is defined as the following Canadian banks: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

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Approach to Executive Compensation
This section of the circular provides information on the principles considered by the bank when designing executive compensation programs, the elements of executive compensation, and the key design characteristics of the ECP and equity plans for fiscal 2025.
Executive Compensation Principles
The objective of the bank’s executive compensation strategy is to attract, retain and motivate high-performing executives to create sustainable value over the long-term. To achieve this objective, the executive compensation programs are based on the following principles, which are reviewed by the HRC on a periodic basis so that they continue to remain appropriate and aligned with the bank’s strategy:
1.
Align with the bank’s business and talent strategy — Link executive compensation to the achievement of specific strategic business objectives and the bank’s performance as a whole.

2.
Effective risk management — Ensure plan design does not create an incentive for risk-taking outside of the bank’s risk appetite and review each plan regularly to confirm that it is operating as intended.

3.
Align to shareholder interests — Align the interests of executives with those of long-term shareholders through effective policy and plan design.

4.
Good corporate governance — Strive to be a market leader on governance issues and continually review and, as appropriate for the bank, adopt compensation practices that align with evolving best practices.

5.
Pay for performance — Align compensation with the bank’s performance culture and clear relationships between pay and performance.

6.
Pay competitively — Set target compensation for competitiveness in the markets where the bank competes for talent.

Elements of Executive Compensation
Throughout the circular, executive compensation is discussed in terms of total rewards, which at TD, includes the four components outlined below:
Element	Description
Base Salary
•
Fixed component of total compensation to provide a base level of earnings throughout the year.

•
Considers a number of factors, including position accountabilities, experience, internal equity, and market pay.

Variable Compensation
•
Significant portion of total compensation for all executives, consisting of at-risk cash incentive and equity-based deferred compensation.

•
Amounts awarded (both cash and equity) are determined after an assessment of business and individual performance over the year, to align compensation with performance.

•
A detailed description of how variable compensation awards are determined is provided under the heading “How the Executive Compensation Plan Works” starting on page 89 of this circular.

Benefits and Perquisites
•
Provided to support the health and wellness of executives and their families.

•
Executives participate in the same flexible benefit program as employees with a range of coverage, including medical, dental, life and income protection.

•
Certain executives are eligible to receive an allowance to pay for a variety of expenses, including wellness and transportation-related expenses, and are eligible for an annual health assessment.

Retirement Arrangements
•
Provided to support the financial well-being of executives in retirement.

•
Executives participate in the same base pension arrangements as employees, and certain Canadian executives are eligible to participate in a supplemental executive retirement plan.

•
Additional details regarding the pension plans can be found starting on page 119 of this circular.

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How the Executive Compensation Plan Works
The CEO and other NEOs, as well as approximately 2,500 of the bank’s most senior executives, participate in the ECP. There are four key steps in determining variable compensation awards under the ECP for fiscal 2025:
Step 1 Establishing Target Total Direct Compensation	Step 2 Evaluating Business Performance

Step 3 Determining Funds Available to Allocate	Step 4 Evaluating Individual Performance to Determine Individual Awards
Step 1
Establishing Target Total Direct Compensation

Under the ECP, a total direct compensation target is determined for each individual at or near the start of the year or upon hire. The individual target total direct compensation consists of the individual executive’s base salary plus variable compensation, which includes an at-risk cash incentive target and an equity compensation target.

Target total direct compensation is reviewed annually for all executives, as well as at the time of any material change in role. The bank’s philosophy is to set the target total direct compensation to reflect the median of the competitive market, on average. Targets for an individual executive may be positioned above or below the median to reflect the experience, potential, performance, or other factors specific to the executive or role.

Benchmark Companies for 2025
The companies and positions considered as part of the competitive market reflect operational and geographical responsibilities that are similar to that of each executive, where available.
Canada-based executives: The primary peer group is the large Canadian banks: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.
U.S.-based executives: The primary peer group is tailored to assess roles that are considered comparable in size and scope to the role at TD, which may include:
•
Foreign financial institutions with U.S. operations: BMO Financial Group, BNP Paribas CIB, MUFG Bank Ltd., Royal Bank of Canada, and Santander Bank NA.

•
U.S. regional banks: Citizens, Comerica, Fifth Third, Huntington Bank, KeyCorp, M&T Bank, PNC, Regions, Truist, and U.S. Bancorp.

The equity compensation target is established such that a meaningful portion of total variable compensation is awarded in equity which vests after three years for performance share units (PSUs) and four years for stock options. The target cash/equity mix is generally based on the seniority of the role, with the portion awarded as equity increasing with the level of the executive. This practice, combined with share ownership requirements (which are extended post-retirement for the bank’s most senior executives), encourages retention and focuses the bank’s executives on executing business strategies, sustaining performance and growing value over the long-term.
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Step 2 Evaluating Business Performance

Under the ECP, the pool of funds available for allocation as variable compensation awards is determined based on a combination of annual business metrics and other factors, including a risk adjustment. A Business Performance Factor (BPF) is calculated for each of the bank’s business units that can range from 0% to 130% of target. The following diagram outlines the elements considered when determining a BPF:

(1) Temporarily paused in fiscal 2025.
How Business Performance is Assessed — Annual Business Metrics
At the start of each fiscal year, the HRC establishes the net income after tax (NIAT), customer experience & other environmental, social and governance (ESG) metrics, and return on tangible common equity (ROTCE) targets that are used to evaluate business performance at the end of the performance year.
At the end of the year, the bank’s performance against these annual business metrics generates a funding pool for the ECP which amounts to between 80% and 120% of the aggregate target compensation of the ECP members. The committee has unlimited discretion to modify the outcome generated by the plan terms and the bank’s performance based on the committee’s consideration of the other factors referred to in the schematic above. This range aligns the plan with the bank’s risk appetite and culture by avoiding any incentive for inappropriate risk taking and, over time, aligning the pool funding with shareholder experience. The range is also responsive to regulatory expectations with respect to the risk management implications of incentive plan design.
NIAT (Net Income After Tax) — The bank is focused on delivering profitable growth to shareholders, as the bank believes that consistently growing earnings in a sustainable way is a key driver of shareholder value over the long-term. Consistent with this objective, NIAT is the most heavily weighted business performance metric used in the ECP.
The bank calculates results, including NIAT, in two ways — “reported” results, which are prepared in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and “adjusted” results, which are non-GAAP financial measures where the bank adjusts for “items of note” to reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. Items of note are subject to a comprehensive governance process, including review by the audit committee and subsequent approval by the board, and a full reconciliation between reported and adjusted results is provided in the financial reports released by the bank.
The HRC reviews the items of note for compensation purposes and believes that adjusted results provide a better understanding of underlying performance and of how management views the bank’s performance. As a result, the adjusted NIAT results disclosed in the financial reports issued by the bank are used in the assessment and evaluation of business performance. NIAT targets are set on an adjusted basis to show consistency between targets and actual assessment.
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The following table provides a summary reconciliation of adjusted to reported NIAT in 2025:
(C$ millions)
Net income — adjusted	15,025
Pre-tax adjustments for items of note
Amortization of acquired intangibles(1)	(171)
Restructuring charges	(686)
Acquisition and integration-related charges	(162)
Impact from the terminated First Horizon (FHN) acquisition-related capital hedging strategy(2)	(205)
Gain on sale of Schwab shares(3)	8,975
Balance sheet restructuring	(2,803)
Less: Impact of income taxes
Amortization of acquired intangibles	(33)
Restructuring charges	(176)
Acquisition and integration-related charges	(35)
Impact from the terminated FHN acquisition-related capital hedging strategy	(52)
Gain on sale of Schwab shares	407
Balance sheet restructuring	(676)
Total adjustments for items of note	5,513
Net income — reported	20,538

(1)
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the share of net income from investment in Schwab. Amortization of acquired intangibles — $136 million. Amortization of Schwab-related acquired intangibles — $35 million.

(2)
After the termination of the merger agreement, the residual impact of the strategy is reversed through net interest income.

(3)
The bank sold common shares of Schwab and recognized a gain on the sale.

Please see “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of the bank’s 2025 MD&A for further explanation. The items of note are disclosed in Table 3 of the bank’s 2025 MD&A.

How NIAT Targets are Set and Year-End Results are Assessed
The committee establishes NIAT targets for the bank and for each business unit after consideration of expectations regarding the external environment (e.g., the impact of the interest rate environment and other macroeconomic factors) and other internal factors, such as the expected impact of provisions for credit losses and expectations regarding organic growth. This approach allows for thoughtful consideration of investments that are medium-term in nature, one-time items, and other differences in expectations from year to year.
NIAT targets are established at the beginning of the year, based on the information that is available at the time. Critical to the bank’s approach is a review at year-end of key drivers of business performance as well as any material unanticipated events that occurred during the year. This process is used to assist the committee in determining whether or not to make discretionary adjustments to the calculated business performance factors such that final factors appropriately reflect performance during the year.

Customer Experience & Other ESG Metrics — To recognize and reflect the importance of the bank’s sustainability priorities, a number of ESG metrics are incorporated in the annual business metrics and supplement customer experience.
Customer Experience — TD strives to be a leader in customer experience, believing that this is a key differentiator and source of competitive advantage in today’s marketplace. To assess customer experience, the bank uses measurement tools focused on feedback received directly from customers following an interaction with TD. The final score is the result of more than 780,000 customer inputs ensuring regular feedback for the customer-facing colleagues that deliver on the bank’s strategy.
Customer experience in the bank’s various businesses is evaluated using the Legendary Experience Index (LEI). LEI asks customers whether or not they perceive their recent experience with TD to have been exceptional and, on the basis of that experience, how likely they would be to do additional business with TD should they have financial needs in the future. Customers are asked to rate their experience and future business intention on a 10-point scale (1 being the lowest and 10 being the highest). LEI is a weighted average score of results on the experience and future business questions, in each case where the result reflects
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the percentage of customers who gave a score of 9 or 10. Thus, an LEI score of 76.6% means that a weighted average of 76.6% of customers who provided feedback gave the bank a score of 9 or 10 out of 10 when assessing their experience or future business intention.
Within the ECP, customer experience results for the NEOs, including the CEO, are evaluated against a bank-wide composite that incorporates the LEI results from the different business segments.
Other ESG Metrics — These metrics are related to the bank’s overall sustainability strategy and also reflect the interests of shareholders, customers, colleagues and communities. For each goal, quantitative and/or qualitative metrics are established and used to evaluate performance. At year-end, a detailed assessment of each goal is reviewed by the committee, including the quantitative and qualitative metrics, and the committee uses this information to determine if performance was aligned with expectations and the appropriate impact to compensation, which can be either positive, negative or neutral. As the bank’s approach to ESG performance evolves, the metrics by which success is measured continue to evolve, and the specific metrics used for compensation purposes are re-evaluated each year.
In fiscal 2025, metrics were a combination of qualitative and quantitative items as described below:
•
Advance TD’s sustainability goals by making progress towards sustainability targets.

•
Deliver an inclusive workplace.

•
Deliver a top quartile employee experience.

Return on Tangible Common Equity (ROTCE) — To recognize effective management of capital on the long-term performance of the bank, ROTCE is one of the annual business metrics and is evaluated relative to the median of the large Canadian banks (including TD).

Benchmark Companies
For 2025, ROTCE was assessed against the four other large Canadian banks that are most similar to the bank in size and scope of operations.
The table compares the bank and the peer companies on key size metrics including assets, revenue and market capitalization.
Note: Revenue is for the 2025 fiscal year, assets and market capitalization are as at October 31, 2025.

(C$ billions) Peer Companies	Total Assets	Revenue	Market Capitalization
Bank of Montreal	1,476.8	36.3	123.5
Canadian Imperial Bank of Commerce	1,116.9	29.1	107.7
Royal Bank of Canada	2,325.0	66.6	287.7
The Bank of Nova Scotia	1,460.0	37.7	113.7
TD	2,094.6	67.8	194.6
TD’s rank (out of 5)	2	1	2
How Business Performance is Assessed — Other Factors
In addition to the annual business metrics, the committee formally assesses business performance during the year against the bank’s risk appetite, performance relative to peers (temporarily paused in fiscal 2025), and performance against strategic initiatives identified at the beginning of the year. These factors are assessed using comprehensive scorecards, including a number of quantitative and qualitative metrics. The following provides a description of each of these components.
Risk Adjustment — The bank’s strategy incorporates a disciplined approach to risk management which is detailed beginning on page 113 of this circular. The committee makes decisions regarding risk adjustments and final award pools following a joint session with the risk committee, at which the Chief Risk Officer (CRO) provides an assessment of performance relative to the risk appetite for the year (additional details on the assessment are provided on page 113). This process allows the committee to align the variable compensation pool for executives to the bank’s risk-adjusted performance, as appropriate. Risk adjustments can only be used to reduce the variable compensation pool, and there is no limit on potential reductions. Thus, year-end variable compensation awards (both cash and equity) for all participants may be reduced to zero.
Relative Performance —  Assessing overall business performance relative to peers provides the committee with important context when assessing the performance of the bank. To complete the review, the committee considers TD and peer performance on a comprehensive scorecard of adjusted metrics.
As disclosed last year, the capital investments required to implement the necessary risk and control infrastructure to support the size and complexity of the bank required focus on internal goals and objectives. As a result, in fiscal 2025 the BPF continued to be determined primarily on internal measures, and relative performance was temporarily paused when determining the BPF under the ECP.
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Strategic Initiatives — At the beginning of the year, the committee and the CEO agree on strategic initiatives/enterprise priorities that are critical to the long-term success of the bank. For each priority, quantitative and qualitative objectives are established and used to evaluate performance. At the end of the year, the committee reviews a comprehensive assessment of progress against each of the priorities, including the quantitative and qualitative objectives, and other strategic initiatives, and uses this information to determine if performance was aligned with expectations and the appropriate impact to compensation. Impact to compensation can be positive, negative or neutral to reflect performance during the year.
Discretion — The committee’s objective is to appropriately align pay and performance after a comprehensive assessment of performance (incorporating all of the elements outlined above), and the committee has the ability to apply discretion to achieve this result. As noted above, the year-end process includes a look-back review of key drivers of performance, including significant unexpected events, that occurred during the year.
In the event the bank were to experience negative outcomes not reflected in the compensation funding, the committee would have the ability to exercise negative discretion to achieve appropriate outcomes beyond the +/− 20% impact associated with the annual business measures in the plan. Under the plan design, there is no limit to the amount of negative discretion the committee can apply, so if circumstances warrant, variable compensation awards (including cash and equity) may be reduced to zero.
When making its final decision on funding of the ECP pool for a year, the committee considers the bank’s overall performance and retains the discretion to make adjustments to the result generated by the ECP funding framework if the committee believes that such adjustments are necessary to appropriately align pay with performance.
Step 3 Determining Funds Available to Allocate

At the end of the fiscal year, the aggregate funds available for allocation as year-end variable compensation awards are determined by the HRC by multiplying the variable compensation targets for all executives in the plan by the appropriate business performance factor:

Thus, all variable compensation awarded is subject to the committee’s assessment of business performance during the year.
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Step 4 Evaluating Individual Performance to Determine Individual Awards

Once the aggregate funds available for allocation are determined, variable compensation awards for each executive are determined so as to reflect individual performance based on consideration of relevant factors.

The sum of individual awards may not exceed the aggregate funds available under the plan. In practice, awards to individual executives are typically within a narrow range of approximately +/− 20% of calculated funds available (i.e., individual variable compensation target multiplied by the applicable BPF). Generally speaking, the realizable value of previous compensation awards is not taken into account when determining compensation awards under the plan.

An important consideration in the allocation of awards is individual performance as evaluated against objectives that were established at the beginning of the year. Individual objectives are aligned with organizational goals, business targets, scorecards, and principles important to the bank, including financial, operational, customer experience, risk, colleague, and ESG goals as appropriate for the role. All executives are assessed against risk management, Code of Conduct and Ethics (the Code) compliance, and control framework observance, including operating in a manner consistent with the risk appetite, and with the cultural and behavioural standards and guidelines established by the bank. These include elements that are foundational to the bank’s vision, purpose, and strategy, including contributing to communities, developing colleagues and embracing inclusion. This information is used to determine if performance was aligned with expectations and the appropriate impact to compensation, which can be either positive or negative.

Pay Mix
Once final compensation for the year is determined, variable compensation awards are separated into cash incentive and equity-based deferred compensation awards in accordance with minimum deferral levels established by the bank. The pay mix reflects the bank’s balanced approach to compensation, supporting alignment of executive interests to the short-, medium- and long-term performance of the bank. Equity compensation represents a significant component of total compensation for senior executives. It ensures that executive interests are tied to what really matters: sustainable growth, long-term performance, and the interests of the bank’s shareholders. The mix of awards with its various time horizons and vesting schedules also promotes well-rounded decision-making, with a view to achieving short-, medium- and long-term performance goals.
Deferral levels are based on title for the majority of executives, with the amount deferred to equity compensation increasing based on the seniority of the role. Certain roles outside of Canada are subject to specific regulatory expectations regarding deferral and compensation mix, and for these individuals, the mix of compensation is aligned with regulatory expectations.
A significant portion of each executive’s total direct compensation is variable or “at risk”. This “at risk” portion of total direct compensation includes the cash incentive and equity compensation awarded on an annual basis. The value awarded is linked to performance during the year and may be reduced or even eliminated entirely if either the individual’s or the bank’s performance is below expectations.
The following section provides additional details on the bank’s equity compensation awards.
Performance Share Units (PSUs)
PSUs are phantom share units that track the stock price of common shares of the bank, receive dividend equivalents in the form of additional units, cliff vest, and are subject to an adjustment at grant and maturity to reflect relative bank performance over a four-year performance period.
To align with the bank’s pay for performance philosophy, PSUs are not guaranteed, and the final value is determined at the end of a four-year performance period after considering various performance measures
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over the three stages of the award cycle: (1) at award, (2) during the three-year vesting period, and (3) at award maturity. The performance measures include quantitative measures, discretionary factors, and both relative and absolute share price performance.
The resulting outcome of the PSU program is a cumulative quantitative performance range of 60% to 150% of target during the four-year performance period. This performance range is then further impacted by discretionary factors and the bank’s share price at maturity, since the final award value is dependent on changes in the stock price between grant date and maturity, creating a substantially wider potential range of outcomes.
As a large financial institution, the bank believes that it is critically important to design its compensation programs to avoid incenting behaviour which is outside of the bank’s risk appetite, while aligning compensation outcomes with the experience of shareholders. By evaluating performance at multiple stages, the bank is able to deliver a desired degree of variability in outcomes, without using excessive leverage. This approach is aligned with the bank’s risk appetite, reinforces the desired culture, and is responsive to regulatory concerns arising from the 2008/2009 financial crisis that excessive leverage in compensation programs could lead to inappropriate risk taking.
The PSU plan includes a performance factor which measures the bank’s relative TSR for the three-year period compared to the peer comparator group, and can impact the final number of units within a specified range. For PSUs granted from December 2023 to December 2025, the performance factor range is 75% to 125% at maturity. This allows for a wider potential range of PSU outcomes for participants that is aligned with performance (both positive and negative) while continuing to strike a balance with the bank’s risk appetite and regulatory expectations to not incent excessive risk taking. For PSUs granted prior to December 2023, the performance factor is based on a range of 80% to 120%.
Four-Year Performance Period	Performance Measures
Stage 1: Award Date	Quantitative Measures: • BPF impact of +/− 20% based on annual business metrics of adjusted NIAT, customer experience & other ESG metrics, and ROTCE.
Performance of 0% to 130% during the fiscal year prior to award
Other Factors:
•
BPF is adjusted from 0% to 130% based on risk adjustment, relative performance (temporarily paused in fiscal 2025), strategic initiatives and discretion. There is no limit on potential reductions.

•
Individual awards are allocated based on performance against objectives, calibration to peers, and consideration of risk, control and misconduct outcomes.

Stage 2: Three-year Vesting Period	Quantitative Measures: • Impact of +/− 25% based on the bank’s three-year TSR relative to the average three-year TSR of the peer group as follows: (TD TSR — average peer TSR) × 2.5 + 100%(1)
Performance of 0% to 125% between the award date and the vest date	Other Factors: • The committee may cancel all or a portion of outstanding unvested share units in certain circumstances, including non-compliance with the bank’s risk appetite.
Stage 3: Award Maturity	The final award value is dependent on changes in the stock price and dividends awarded between grant date and maturity.

(1)
For PSUs granted from December 2023 to December 2025. For PSUs granted prior to December 2023, the impact is +/- 20% based on the bank’s three-year TSR relative to the average three-year TSR of the peer group as follows: (TD TSR — average peer TSR) x 3 + 100%.

As can be seen from the foregoing, the impact of the performance adjustment at stages 1 and 2 creates a potential performance range from 60% (80% in stage 1 multiplied by 75% in stage 2) to 150% (120% in stage 1 multiplied by 125% in stage 2), before the impact of changes in the stock price over the three-year term of the PSUs (a performance related measure) and any discretion exercised by the committee (which discretion would also likely be performance related). In addition to the performance adjustments outlined above, unvested awards may be cancelled in the event of resignation. Executives terminated for cause as a result of conduct or other issues forfeit all unvested PSUs. Furthermore, all variable compensation is subject to clawback (refer to page 115 under “Reduction, Forfeiture, and Clawback of Variable Compensation”).
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Stock Options
A stock option is the right to purchase a common share of the bank in the future at the closing share price on the day prior to the grant date (the strike price). Stock options cliff vest at the end of four years, and expire 10 years from the date of grant.
Stock options are awarded based on the BPF (i.e., adjusted NIAT, customer experience & other ESG metrics, ROTCE, risk adjustment, relative performance (temporarily paused in fiscal 2025), strategic initiatives, discretion) and individual performance (performance against objectives, calibration to peers, consideration of risk, control and misconduct outcomes) as outlined on pages 90 to 94 of this circular. Awards for a fiscal year may be significantly reduced or eliminated based on either business or individual performance.
The final value of stock options depends on the increase in share price (if any) between the date of grant and the date of exercise. Unvested awards may be cancelled in the event of resignation, and may be cancelled by the committee in certain other circumstances, including non-compliance with the bank’s risk appetite (refer to pages 113 to 116 for detailed information regarding risk adjustments to compensation). Executives terminated for cause as a result of conduct or other issues forfeit all outstanding (vested and unvested) stock options. All variable compensation is subject to clawback as outlined on page 115.
Deferred Share Units (DSUs) and Vesting Share Units (VSUs)
In addition to PSUs and stock options granted as part of deferred compensation, executives may elect to defer some or all of their cash incentive award received into DSUs. DSUs are phantom units that track the stock price of common shares, receive additional DSUs when dividends are paid on common shares, and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase or grant date, vest immediately, and may be redeemed in cash only after the executive departs the bank. Certain executives may also receive VSUs which are comparable to DSUs except that they vest over a period of time, and are subject to forfeiture in certain circumstances, including in the event of a termination with cause. Additional details on DSUs and VSUs can be found on page 126.
Restricted Share Units (RSUs)
RSUs are phantom share units that track the stock price of common shares of the bank, receive dividend equivalents in the form of additional units, and typically vest over three years. Executives below the senior vice president level, Wholesale Banking executives, and select other employees may receive RSUs. RSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase or grant date. Unvested awards may be cancelled in the event of resignation, and executives terminated for cause as a result of conduct or other issues forfeit all unvested RSUs. Furthermore, all variable compensation is subject to clawback (refer to page 115 under the header “Reduction, Forfeiture, and Clawback of Variable Compensation”). Additional details on RSUs can be found on page 127.
Looking Forward — 2026 Executive Compensation Plan
In 2025, the HRC oversaw a comprehensive review of the bank’s ECP and approved changes to the ECP for fiscal 2026 to ensure the program aligns with the bank’s renewed strategy to deepen client relationships, be simpler and faster, and execute with discipline. Winning in today’s environment requires us to inspire and empower exceptional talent, incentivize leaders to deliver outcomes that matter most for our shareholders, clients, colleagues and communities in which we operate, and ensure the program aligns to global regulatory requirements and principles across our footprint. The committee sought input from the bank’s external compensation advisor to assist in the review by providing information and insight on the competitive landscape.
The updated ECP aligns executive incentives with TD’s ongoing strategic priorities, including its focus on enhancing shareholder value through efficient and disciplined capital utilization and greater emphasis on serving clients with excellence. These changes ensure compensation remains sustainable and aligned to regulatory requirements in the jurisdictions in which TD operates, and is consistent with our obligations as a Global Systemically Important Bank.
The following updates to our executive compensation framework reflect our commitment to aligning pay with the bank’s renewed strategy and strategic priorities, shareholder value creation, and evolving market practices across our footprint. These changes strengthen the link between leadership accountability and execution, reinforce our focus on sustainable growth, and ensure competitive compensation that balances short-term objectives with long-term performance. The HRC approved changes to the ECP for fiscal 2026, which support the following objectives:
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Alignment with strategy and shareholder value
•
The BPF metrics and weightings will be updated to align with the renewed strategy and strategic priorities, while strengthening the connection between leadership accountability and execution, and the renewed culture.

Under Annual Business Metrics performance, in alignment with the bank’s greater focus on capital allocation, a ROE business metric for both the enterprise and business segments will be introduced into the ECP framework, replacing the ROTCE business metric. ROE will have a weighting of 25% and NIAT will have a weighting of 50%, for a total financial weighting of 75%. To support the deepening of client relationships and reinforcing the bank’s sustainability priorities, the weighting of Customer Experience and Other ESG Metrics will increase to 25% from 20%.
Under Other Factors, Relative Performance, which assesses overall business performance relative to peers, will be re-instated for fiscal 2026 combined with the assessment of Strategic Initiatives, which recognizes holistic bank performance and strategic advancement of priorities. The combined assessment of performance will impact the BPF by +/− 20%.
The other metrics in the ECP framework, including Risk and Discretion, remain unchanged as these plan components are critical in holding management accountable for risk management and executing ongoing AML remediation requirements.
•
The PSU performance factor calculation will be updated to incorporate an internal metric and increased performance range. Effective with the 2026 grant, the calculation of the PSU performance factor will be updated to incorporate a ROE metric compared to an internal target in alignment with enterprise strategy, in addition to the bank’s relative TSR for the three-year period compared to the peer comparator group. The incorporation of ROE is a more effective measure of long-term value creation in the financial services sector and reflects both profitability and capital efficiency.

Under the new design, the performance factor range will increase to 50% to 150% (from the current range of 75% to 125%) at maturity. In addition, in fiscal 2026, the bank intends to introduce a quantifiable zero-performance condition into the PSU performance factor calculation (further details on the zero-performance condition will be disclosed in next year’s proxy circular). This change aligns our PSU design with evolving market practices and feedback from institutional shareholders, providing greater differentiation based on results and continued shareholder alignment.
Attract, retain, and motivate high-performing executives to create sustainable value for shareholders over the long-term
•
The equity vehicle mix for senior executives will be modified. A new equity mix will be introduced for senior executives, with a reduction in the proportion of equity compensation awarded as stock options. PSUs will continue to represent the majority of equity compensation for senior executives, and RSUs with pro-rata vesting will be introduced to the equity mix. This mix is designed to ensure that we are providing competitive compensation that aligns senior executives’ interests with our short-, medium- and long-term objectives.

Balance between short-, medium- and long-term objectives to align to shareholder expectations
•
The pay mix for executives will be adjusted, striking the right balance between long-term shareholder alignment and near-term competitiveness. We are rebalancing the pay mix and increasing the proportion delivered in performance-based variable cash compensation, with a slightly lower portion deferred as equity. There is no change to the CEO pay mix. This rebalanced mix is designed to ensure that we are providing competitive compensation across our footprint that aligns with our short-, medium- and long-term objectives and commitments to delivering value to shareholders. The diversified mix of award types with various vesting and pay-out schedules helps to promote well-rounded decision-making with a view to achieving short-, medium- and long-term performance goals.

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2025 Performance and Compensation
This section of the circular highlights bank performance during the year, outlines how that performance translated into the pool of funds available under the ECP, and then describes key performance highlights considered when the HRC determined the final total direct compensation for the year. This section also contains the Summary Compensation Table and other tables that provide details on compensation awarded to the bank’s NEOs, as required by applicable law.
2025 Pay for Performance under the Executive Compensation Plan
For details regarding the following four steps used to determine annual compensation awards under the ECP, refer to the “How the Executive Compensation Plan Works” section on page 89 of this circular.
Step 1 Establishing Target Total Direct Compensation	Step 2 Evaluating Business Performance

Step 3 Determining Funds Available to Allocate	Step 4 Evaluating Individual Performance to Determine Individual Awards
Steps two through four occur at the end of the fiscal year and are designed to align final compensation awards with the risk-adjusted performance of the bank.
Step 2 Evaluating Business Performance in Fiscal 2025
The following diagram summarizes the calculation of the BPF for the NEOs for fiscal 2025.

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Additional details on the BPF calculations are provided in the following table.
Description of 2025 Performance
Annual Business Metrics(1)	2025 Goal / Metric	2025 Results / Comments	Impact on Factor(2)
Adjusted NIAT ($ in millions)(3)	$13,302	✓ $15,025	14.0%
Customer Experience & Other ESG Metrics:			1.4%
Customer Experience	75.2%	✓ 76.6%
Sustainability	Make progress against scope 1 and 2 interim GHG emissions reduction targets (reduction of 25% from 2019 baseline by 2025) and scope 3 financed emissions target	✓ Achieved target of 25% reduction in scope 1 and 2 GHG emissions against a 2019 baseline ✓ Progressed against scope 3 financed emissions interim target metrics for energy, power generation, automotive manufacturing and aviation	0%
	Advance progress towards $500 billion sustainable and decarbonization finance target by 2030	✓ Contributed $79.4 billion in 2025, cumulative $225.3 billion since 2023
	Make progress towards Social Sustainability targets	✓ Making progress towards multi-year financial and housing access targets
Inclusive Workplace	Top quartile inclusion index results	✓ Inclusion index results above top quartile
Employee Experience	Top quartile employee engagement	× Annual employee engagement result of 84% favourable, below the top quartile benchmark of 85%
Adjusted ROTCE(3)	15.8%	✓ 15.8%	0%
Other Factors	Comment	Impact on Factor
Discretion	Under the design of the ECP, the committee has the ability to reduce the BPF due to items adversely affecting the performance of the bank by applying negative discretion to the pool funding. The committee did not make any negative discretionary adjustment for 2025 awards.	0%
Risk Adjustment	Following consideration of the assessment of performance relative to the risk appetite by the CRO, the bank was found to be in alignment with the risk appetite and the committee did not make any risk adjustments for 2025 awards.	0%
Strategic Initiatives	The committee considered the specific metrics covered by the plan, as well as a variety of other factors and perspectives to assess the impact of Strategic Initiatives. These included the gain on the sale of the bank’s investment in Schwab, the strategic review and Investor Day, the bank’s commitment to regulatory excellence and the status of U.S. AML remediation, and outperforming TSR. After assessing these factors, the committee determined that the results of the Strategic Initiatives metric would be +7.1%. Refer to page 84 for additional information.	7.1%
Relative Performance	In fiscal 2025, relative performance was temporarily paused when determining the BPF under the ECP.	n/a
Final Business Performance Factor		122.5%
In assessing the results under the plan, the committee considered the specific metrics covered by the plan as well as a variety of other factors and perspectives to ensure that compensation outcomes were appropriate and aligned with performance, as outlined on page 84. The end result, after combining the factors above, was a Business Performance Factor of 122.5% for the NEOs, which the committee determined was appropriate given performance during the year.
(1)
NIAT has a weighting of 70%, customer experience & ESG metrics has a weighting of 20%, and ROTCE has a weighting of 10% of the internal measures used to determine the business performance factor. For each of these internal measures, the impact on funding is determined by multiplying the result vs. target by the weighting and by the applicable leverage factor (2 for NIAT, 5 for customer experience, and 7 for ROTCE).

(2)
The bank’s performance against the goals that were established at the beginning of the year typically impacts the funding of the ECP pool by up to +/- 20%, in aggregate. This aligns the plan with the bank’s risk appetite and desired culture, avoiding creating an incentive for inappropriate risk-taking.

(3)
Refer to footnote 2 on page 87 for additional information.

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Step 3
Determining Funds Available to Allocate for 2025
A Business Performance Factor of 122.5% meant that the committee could allocate aggregate variable compensation awards to the NEOs equal to 122.5% of aggregate target variable compensation for those individuals. Awards to individual executives can be higher or lower than their individual variable compensation target multiplied by the BPF; however, the total of all variable compensation awards cannot exceed the aggregate variable compensation award pool.

Step 4
Evaluating Individual Performance to Determine Individual Awards
CEO
The last step in determining year-end awards is an evaluation of the executive’s individual performance that is used to allocate final variable compensation from the pool of funds available under the ECP. The individual performance of the bank’s CEO, Mr. Raymond Chun, was assessed at the end of the fiscal year through a comprehensive process led by the Board Chair and the chair of the HRC. The assessment included a comprehensive 360-degree assessment process that incorporated feedback from all board and SET members, and included consideration of performance against the goals and short- and medium-term objectives that were agreed to by Mr. Chun and the board at the beginning of the fiscal year, as well as performance of the bank on a scorecard of key performance metrics, including financial, operational, customer experience, risk, colleague, and ESG goals.
After considering the results of this annual assessment, and with the benefit of advice from its independent advisors, the committee recommended to the board the total direct compensation for the CEO.
Other NEOs
The final stage in determining year-end awards for the other NEOs under the ECP involves an evaluation of their performance and allocating compensation based on this evaluation. The other NEOs’ individual performance was assessed by the CEO against goals and objectives including financial, operational, customer experience, risk, colleague, and ESG goals, as appropriate for the role. The assessment for the NEOs included progress on talent initiatives, as well as their contributions to the enterprise priorities.
To provide a comprehensive performance assessment for these individuals (and other members of the SET) that includes consideration of non-financial measures, the CEO and the Chief Human Resources Officer met with the Chief Auditor, Chief Compliance Officer, and the CRO in advance of making recommendations on year-end compensation decisions to get their views on control focus, culture, and tone at the top. In addition, as part of the performance assessment process, the CEO met with the risk and audit committees of the board to receive their feedback on the performance of the heads of key control functions, including the Chief Financial Officer, the CRO, the Chief Compliance Officer, the Chief Auditor and the Chief Anti-Money Laundering Officer.
Based on the results of the annual assessment process outlined above and the CEO’s recommendation, the committee considered and approved the total direct compensation for the NEOs (and other members of the SET), which includes base salary and the annual cash incentive and equity compensation awards.

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Raymond Chun
Group President and Chief Executive Officer, TD Bank Group
Mr. Chun was appointed Group President and Chief Executive Officer, TD Bank Group on February 1, 2025. Prior to that, he was Chief Operating Officer (COO) from November 1, 2024 until January 31, 2025.
Mr. Chun is responsible for the overall financial performance of TD and accountable for the leadership and management of TD in achieving its strategic objectives. As CEO, Mr. Chun establishes the strategic direction for the bank and allocates the bank’s financial and human capital, under oversight of the board. Mr. Chun is also responsible for fostering a culture of integrity throughout TD and setting the tone for the standards and guiding principles that determine how the bank conducts its businesses.

CEO Performance
Under Mr. Chun’s leadership, the bank’s strategic progress in fiscal 2025 demonstrated the underlying strengths of the bank. Key highlights include:
•
Reported earnings of $20.5 billion, with adjusted earnings of $15.0 billion(1), a 5% increase over fiscal 2024;

•
Ended the year with a Common Equity Tier 1 (CET1) ratio of 14.7%, well above regulatory requirements;

•
Sold the bank’s US$15-billion stake in Schwab for a significant gain, and returned a large part of the proceeds directly to shareholders by initiating an $8-billion stock buy-back;

•
Launched the bank’s renewed strategy centred on three pillars that enhance the client experience, accelerate growth, and drive long-term shareholder value;

•
Strengthened aspects of the bank’s culture — who we are and how we lead — shifting towards leadership accountability and disciplined execution;

•
Highly focused on the U.S. AML remediation program, and achieved several important milestones, as disclosed on page 7 and pages 22 to 24 of the bank’s 2025 Annual Report (https://www.td.com/ca/en/about-td/for-investors/investor-relations/financial-information/financial-reports/annual-reports/annual-report-2025);

•
Restructured the U.S. balance sheet, exited non-core businesses, and created significant capacity to serve clients, compete, and grow in the U.S. under the asset limitation;

•
Two notable outcomes of the restructuring were the completion of the bond repositioning program, allowing the bank to better align its investment portfolio with market conditions, and successfully reaching the target of a 10% reduction in U.S. assets, which unlocked opportunities to deliver continued innovation and growth in the U.S.;

•
Worked with community partners and contributed over $115 million in 2025 to help Canadians clear new pathways to economic inclusion and live better lives; and

•
Through the U.S. Community Investment Plan, delivered US$20 billion in local investment, lending, financial education, philanthropy and banking access across underserved communities, and contributed over US$30 million to not-for-profit organizations.

CEO Compensation
Mr. Chun assumed the role of COO on November 1, 2024, and the committee approved a total direct compensation target of $9,500,000 for the role. Mr. Chun’s total direct compensation target was increased to an annual rate of $12,000,000 when he assumed the role of Group President and CEO, TD Bank Group on February 1, 2025. His final 2025 total direct compensation target, reflecting the portion of year as COO and the portion of the year as CEO, was $11,375,000.
Mr. Chun’s incentive compensation was equal to his incentive target multiplied by the BPF of 122.5%, being the same BPF as that applicable to the SET as a whole. When determining the compensation for the CEO, the committee considered the CEO’s target compensation, the BPF for the ECP, the overall performance of the bank, and the performance of the CEO (additional details on the process used to assess CEO performance can be found starting on page 100 of this circular). After considering these factors, the board approved total direct compensation for Mr. Chun of $13,675,000 for fiscal 2025, $2,300,000 above his target of $11,375,000.
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The following table highlights the final total direct compensation awarded to Mr. Chun for the past two years. In fiscal 2024, Mr. Chun was Group Head, Canadian Personal Banking.
	2025 Actual	2024 Actual	2025 Actual Pay Mix
Salary	$1,150,000	$750,000
Variable Compensation	$12,525,000	$3,375,000
Cash Incentive	$2,630,000	$1,181,000
Performance Share Units	$6,629,650	$1,469,980
Stock Options (rounded)	$3,265,350	$724,020
Total Direct Compensation	$13,675,000	$4,125,000
As part of the annual review process completed for all executives, the committee reviewed the CEO’s total direct compensation target for fiscal 2026. The committee considered Mr. Chun’s performance, including the bank’s strategic review, renewed strategy, leadership, tenure, intense focus on remediation, leadership of a renewed culture framework to drive accountability, leadership changes, and proactive outreach to institutional shareholders, as well as the size of the bank relative to the primary peer group consisting of the four largest Canadian bank peers.
Following the review, the committee recommended, and the board approved, an increase in the CEO’s total direct compensation target to $14,000,000 for fiscal 2026, which the committee believes is appropriate given market compensation levels, the scope and complexity of the role, and the performance of the bank under Mr. Chun’s leadership.
Share Ownership — Mr. Chun exceeds his share ownership requirement of $12,000,000.
	Actual Share Ownership at December 31, 2025				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(2)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested	Total Ownership
10	2,568,106	1,345,475	11,483,453	15,397,034	3.26	12.83

(1)
Refer to footnote 2 on page 87 for additional information.

(2)
The value of Mr. Chun’s vested share units includes DSUs only.

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Kelvin Vi Luan Tran
Group Head and Chief Financial Officer, TD Bank Group
Mr. Tran’s mandate encompasses financial and regulatory reporting, enterprise decision support (including strategic and financial analysis, planning and forecasting, and performance management), corporate development, investor relations, taxation, economic analysis, treasury and balance sheet management, and financial control and governance.

2025 Performance
As Group Head and Chief Financial Officer, Mr. Tran leads a number of enterprise functions that are critical to the bank. Fiscal 2025 business highlights include:
•
Reported earnings of $20.5 billion, with adjusted earnings of $15.0 billion(1), a 5% increase over fiscal 2024;

•
Reported diluted EPS was $11.56, compared with $4.72 in the prior year, and adjusted diluted EPS(1) was $8.37, an increase of 7% compared with $7.81 in the prior year;

•
Reported ROE of 17.8% and adjusted ROE(1) of 12.9%;

•
Ended the year with a CET1 ratio of 14.7%, well above regulatory requirements;

•
$2.1 trillion balance sheet as of October 31, 2025;

•
Advanced the investor relations program and delivered Investor Day;

•
Contributed to the strategic review and the development of short- and medium-term financial targets;

•
Instrumental in the sale of the bank’s US$15-billion stake in Schwab, which resulted in a significant gain and returned a large part of the proceeds directly to shareholders with an $8-billion stock buy-back; and

•
Moved from an annual dividend review cycle to a semi-annual cycle to support alignment of shareholder return with earnings growth.

After considering his overall performance, the BPF for the NEOs, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Tran of $4,730,000 for fiscal 2025. The following table highlights the final total direct compensation awarded to Mr. Tran for the past two years.
	2025 Actual	2024 Actual	2025 Actual Pay Mix
Salary	$750,000	$650,000
Variable Compensation	$3,980,000	$2,212,500
Cash Incentive	$1,393,000	$773,500
Performance Share Units	$1,733,290	$964,130
Stock Options (rounded)	$853,710	$474,870
Total Direct Compensation	$4,730,000	$2,862,500
Mr. Tran also received one-time RSUs in fiscal 2025 of $1,000,000 in recognition of his performance and significant achievements in relation to the Schwab transaction.
Share Ownership — Mr. Tran exceeds his share ownership requirement of $4,500,000.
	Actual Share Ownership at December 31, 2025				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(2)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested	Total Ownership
6	3,466,959	6,447,605	6,578,026	16,492,590	13.22	21.99

(1)
Refer to footnote 2 on page 87 for additional information.

(2)
The value of Mr. Tran’s vested share units includes DSUs only.

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Leo Salom
Group Head, U.S. Retail, TD Bank Group and President & CEO, TD Bank U.S.
Mr. Salom is responsible for TD’s personal and commercial banking activities in the U.S. market and accountable for developing and implementing plans and strategies to achieve financial objectives, while delivering a superior customer and colleague experience and proactively managing TD’s relationships with U.S. stakeholders.

2025 Performance
As outlined above, Mr. Salom is responsible for the businesses that contribute to the U.S. Retail Bank results. Under Mr. Salom’s leadership, fiscal 2025 business highlights for the U.S. retail segment include:
•
U.S. Retail Bank delivered reported net income of US$1.2 billion, an increase of US$1.9 billion compared with the prior year (excluding Schwab earnings), and adjusted net income of US$2.6 billion(1), a decrease of US$0.1 billion compared with the prior year;

•
Reported revenue for the year was US$8.8 billion, a decrease of US$1.2 billion compared with the prior year, with adjusted revenue of US$10.7 billion(1), an increase of US$0.4 billion compared with the prior year;

•
Achieved significant progress on the U.S. AML remediation program, completing essential milestones that underscore the bank’s commitment to compliance and governance, as disclosed on page 7 and pages 22 to 24 of the bank’s 2025 Annual Report (https://www.td.com/ca/en/about-td/for-investors/investor-relations/financial-information/financial-reports/annual-reports/annual-report-2025);

•
Restructured the U.S. balance sheet, exited non-core businesses, and created significant capacity to serve clients, compete, and grow in the U.S. under the asset limitation;

•
Two notable outcomes of the restructuring were the completion of the bond repositioning program, allowing the bank to better align its investment portfolio with market conditions, and successfully reaching the target of a 10% reduction in U.S. assets, which unlocked opportunities to deliver continued innovation and growth in the U.S.; and

•
Re-imagined retail distribution model by transforming stores into advice centers and evolving its digital and physical presence to continue to meet clients’ latest needs.

After considering his overall performance, the BPF for the NEOs, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Salom of US$8,405,000 for fiscal 2025. The following table highlights the final total direct compensation awarded to Mr. Salom for the past two years.
	2025 Actual		2024 Actual		2025 Actual Pay Mix
Salary	US$	750,000	US$	750,000
Variable Compensation	US$	7,655,000	US$	2,762,500
Cash Incentive	US$	2,679,000	US$	743,500
Performance Share Units	US$	4,210,500	US$	1,742,750
Stock Options (rounded)	US$	765,500	US$	276,250
Total Direct Compensation	US$	8,405,000	US$	3,512,500
As disclosed in last year’s proxy circular, the committee considered Mr. Salom’s critical role in the remediation of the bank’s U.S. AML program and approved one-time RSUs of US$2,000,000 to be granted in 2025. This award was granted on April 10, 2025, and vesting remains subject to meeting AML remediation conditions and milestones.
Share Ownership — Mr. Salom exceeds his share ownership requirement of $6,313,950(2).
	Actual Share Ownership at December 31, 2025				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(3)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested	Total Ownership
6	3,379	4,409,115	19,942,771	24,355,265	4.19	23.14

(1)
Refer to footnote 2 on page 87 for additional information.

(2)
Mr. Salom’s ownership requirement is equal to the multiple of his U.S. dollar base salary converted to Canadian dollars. The exchange rate used to convert his U.S. dollar salary was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (2025 = 1.4031).

(3)
The value of Mr. Salom’s vested share units include a combination of DSUs and VSUs. The value of VSUs included is $3,914,729.

104   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Tim Wiggan
Group Head, Wholesale Banking, TD Bank Group
President & CEO, TD Securities
Mr. Wiggan is responsible for leading and directing the development and implementation of overall business strategy and objectives for the Wholesale Banking segment, and accountable for developing and implementing plans and strategies to achieve its financial objectives, while delivering a superior client and colleague experience.

2025 Performance
Under Mr. Wiggan’s leadership, fiscal 2025 business highlights for the Wholesale Banking segment include:
•
Reported net income for the year was $1.6 billion, an increase of 44% compared with the prior year, and adjusted net income was $1.7 billion(1), an increase of 23% compared with the prior year;

•
Revenue was $8.4 billion, an increase of 15% compared with the prior year;

•
Completed the integration of TD Cowen, providing clients with a single dealer that delivers a robust product suite and holistic solutions;

•
Acted as lead bookrunner on the bank’s milestone sale of its stake in Schwab, one of the largest equity capital market deals completed in global markets;

•
Realigned leadership structures to create seamless client coverage, and moved to an agile, product-led delivery model to streamline workflows; and

•
Launched the TD Securities AI Virtual Assistant, allowing sales, trading and research colleagues to deliver market insights to our clients in one-tenth of the time.

After considering his overall performance, the BPF for the NEOs, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Wiggan of $9,020,000 for fiscal 2025. The following table highlights the final total direct compensation awarded to Mr. Wiggan for the past two years. In 2024, Mr. Wiggan was Group Head, Wealth Management and Insurance, TD Bank Group.
	2025 Actual	2024 Actual	2025 Actual Pay Mix
Salary	$750,000	$750,000
Variable Compensation	$8,270,000	$3,375,000
Cash Incentive	$2,894,500	$1,181,000
Performance Share Units	$3,601,585	$1,469,980
Stock Options (rounded)	$1,773,915	$724,020
Total Direct Compensation	$9,020,000	$4,125,000
Mr. Wiggan also received one-time RSUs in fiscal 2025 of $2,000,000 in recognition of his performance and significant achievements in relation to the TD Cowen integration and Schwab disposition transaction.
Share Ownership — Mr. Wiggan exceeds his share ownership requirement of $8,500,000(2).
	Actual Share Ownership at December 31, 2025				Multiple of Target Total Direct Compensation
		Share Units
Required Multiple(2)	Directly Held ($)	Vested ($)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested	Total Ownership
1	12,940,205	0	12,683,710	25,623,915	1.52	3.01

(1)
Refer to footnote 2 on page 87 for additional information.

(2)
Mr. Wiggan’s ownership multiple is stated as a multiple of target total direct compensation, consistent with his ownership requirement.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   105

Ajai Bambawale
Group Head and Chief Risk Officer, TD Bank Group
Mr. Bambawale is accountable for leadership oversight of Risk Management for TD’s global operations. He has independent oversight of TD Bank Group risk management, including regulatory compliance management, anti-money laundering, and risk governance and control, and the setting of risk strategy and policy to manage risk in alignment with the bank’s risk appetite and business strategy.

2025 Performance
Under Mr. Bambawale’s leadership, fiscal 2025 business highlights for the Risk Management segment include:
•
Significant focus on the U.S. AML remediation program, and achievement of several critical milestones, as disclosed on page 7 and pages 22 to 24 of the bank’s 2025 Annual Report (https://www.td.com/ca/en/about-td/for-investors/investor-relations/financial-information/financial-reports/annual-reports/annual-report-2025);

•
Ensured continued, stable progression against the bank’s key remediation programs in AML and compliance, while also maintaining momentum with broad risk and control uplift through the Road to Strong program;

•
Key strategic partner to business segments through the strategy refresh and in newer areas of opportunity such as AI and digital assets;

•
Significant progress made in addressing gaps and upgrading talent in key areas such as AML, and compliance; and

•
Focused on building and enhancing the bank’s strong risk culture foundation.

After considering his overall performance, the BPF for the NEOs, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Bambawale of $6,570,000 for 2025. The following table highlights the final total direct compensation awarded to Mr. Bambawale for the past two years.
	2025 Actual	2024 Actual	2025 Actual Pay Mix
Salary	$750,000	$750,000
Variable Compensation	$5,820,000	$2,112,500
Cash Incentive	$2,037,000	$738,500
Performance Share Units	$2,534,610	$920,580
Stock Options (rounded)	$1,248,390	$453,420
Total Direct Compensation	$6,570,000	$2,862,500
In addition, Mr. Bambawale received one-time VSUs of $1,000,000 in fiscal 2024 to support retention and foster ongoing engagement.
Share Ownership — Mr. Bambawale exceeds his share ownership requirement of $4,500,000.
	Actual Share Ownership at December 31, 2025				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(1)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested	Total Ownership
6	123,184	2,277,103	8,285,126	10,685,413	3.20	14.25

(1)
The value of Mr. Bambawale’s vested share units include a combination of DSUs and VSUs. The value of VSUs included is $969,609.

106   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

The following sections of this circular contain the Summary Compensation Table and other tables that provide details on compensation awarded to the NEOs as required by the Canadian Securities Administrators.
Summary Compensation Table
The Summary Compensation Table below presents details of the total compensation earned in respect of fiscal 2025, 2024, and 2023 for each of the bank’s NEOs.
Name and Principal Position	Year	Salary(1) ($)	Share-Based Awards ($)	Option-Based Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Pension Value(4) ($)	All Other Compensation(5) ($)	Total Compensation ($)
Raymond Chun(6) Group President and Chief Executive Officer, TD Bank Group	2025	1,150,686	6,629,650	3,265,361	2,630,000	811,700	86,463	14,573,860
	2024	737,590	1,469,980	724,023	1,181,000	117,500	51,675	4,281,768
	2023	600,000	1,195,280	588,729	959,400	116,700	52,974	3,513,083
Kelvin Vi Luan Tran Group Head and Chief Financial Officer, TD Bank Group	2025	750,000	2,733,290	853,727	1,393,000	159,000	85,180	5,974,197
	2024	650,000	964,130	474,876	773,500	119,900	83,197	3,065,603
	2023	601,234	1,185,900	584,104	1,020,700	742,200	194,790	4,328,928
Leo Salom(7) Group Head, U.S. Retail, TD Bank Group and President & CEO, TD Bank U.S.	2025	1,052,325	8,629,543	1,054,408	3,758,905	151,400	118,815	14,765,396
	2024	1,019,250	2,466,688	391,006	1,010,417	126,800	72,850	5,087,011
	2023	1,011,900	2,851,125	518,317	1,803,206	129,700	90,002	6,404,250
Tim Wiggan Group Head, Wholesale Banking, TD Bank Group and President & CEO, TD Securities	2025	750,000	5,601,585	1,773,933	2,894,500	99,300	46,707	11,166,025
	2024	710,741	1,469,980	724,023	1,181,000	174,400	42,610	4,302,754
Ajai Bambawale Group Head and Chief Risk Officer, TD Bank Group	2025	750,000	2,534,610	1,248,405	2,037,000	1,204,700	78,637	7,853,352
	2024	750,000	1,920,580	453,421	738,500	205,900	99,428	4,167,829
	2023	725,508	1,339,330	659,680	1,075,500	206,700	104,304	4,111,022
Bharat Masrani(8)(9)(10) Former Group President and Chief Executive Officer, TD Bank Group	2025	379,726	0	0	0	0	3,255,081	3,634,807
	2024	1,500,000	0	0	0	0	106,001	1,606,001
	2023	1,493,207	6,845,390	3,371,618	1,554,000	0	119,536	13,383,751

(1)
Salary reflects base salary earned during the period November 1, 2024 to October 31, 2025 and may differ from base salary reported elsewhere in this circular as a result of changes that occurred during the fiscal 2025 year.

(2)
In 2025, the grant date fair value (compensation value) was lower than the accounting fair value for the stock option awards for Mr. Chun, Mr. Tran, Mr. Salom, Mr. Wiggan, and Mr. Bambawale by $60,299, $15,765, $19,471, $32,758, and $23,054, respectively. For consistency, the compensation value and accounting fair value for all stock option awards is determined using a Cox-Ross-Rubinstein (binomial) model. The compensation value for December 2025 awards was 17% of the share price. This is the average compensation value for stock option awards for the five years from December 2021 to December 2025, based on contractual life equal to the full 10-year term of the stock options. The accounting fair value for the December 2025 awards is also based on contractual life, and the following additional inputs: risk free interest rate of 3.42%; expected volatility of 19.44%; and expected dividend yield of 4.02%.

(3)
Non-equity incentive plan compensation consists of the annual cash incentive referred to throughout the “Compensation Discussion and Analysis” section of this circular. Executives may elect to defer their annual cash incentive into DSUs. During 2025, Mr. Chun deferred 50% of his cash incentive into DSUs.

(4)
The pension value reported is the “compensatory value” of the changes in the pension obligation during the reporting period, which includes: the value of projected pension earned for additional service during the year less employee contributions, the impact of plan changes (if any) on the accrued obligation, and any difference between actual and estimated earnings used to calculate the actuarial value of the pension obligation. For Mr. Wiggan, this amount also includes bank notional contributions to the Executive Retirement Plan. Additional details on the bank’s pension plans for NEOs are provided beginning on page 119 of this circular.

(5)
The aggregate value of perquisites is calculated using the incremental cost to the bank for providing the personal benefits to NEOs. The following values reflect the perquisites which exceed 25% of the NEO’s total amount reported. For 2025, Mr. Chun’s amount includes $46,104 in perquisite allowance; Mr. Tran’s amount includes $35,901 in perquisite allowance and $32,434 in tax/financial planning costs; Mr. Salom’s amount includes $51,053 in perquisite allowance and $43,013 in tax/financial planning costs; Mr. Wiggan’s amount includes $35,901 in perquisite allowance; Mr. Bambawale’s amount includes $35,901 in perquisite allowance and $22,189 in tax/financial planning costs; and Mr. Masrani’s amount includes $2,968,771 in fees for his advisory role and $114,940 for office and administrative support (see footnote 10 below for additional details).

(6)
Mr. Chun was appointed as Group President and CEO of TD Bank Group effective February 1, 2025, upon Mr. Masrani’s retirement. Prior to such appointment, Mr. Chun held the position of Chief Operating Officer of TD Bank Group from November 1, 2024 until January 31, 2025.

(7)
Mr. Salom’s compensation was awarded in U.S. dollars. Where required, the exchange rate used to convert U.S. dollar compensation, excluding share-based and option-based awards, was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (2025 = 1.4031; 2024 = 1.3590; 2023 = 1.3492). The exchange rate used to convert share-based and option-based awards into Canadian dollars was the Bank of Canada’s US/CDN closing rate on the trading day prior to the date the awards were granted (April 2025 = 1.415; December 2025 = 1.3774; 2024 = 1.4154; 2023 = 1.3570).

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   107

(8)
Mr. Masrani reached normal retirement age on June 1, 2019 according to the terms of the pension plan and, accordingly, there has been no change in the “compensatory value” of his benefits pursuant to footnote 4 since that time. The total pension obligation payable to Mr. Masrani following his retirement from the bank effective February 1, 2025, is outlined under the heading “Accrued NEO Defined Benefit Pension Obligation” on page 124 of this circular.

(9)
As part of the exchange of the bank’s investment in TD Ameritrade for an investment in The Charles Schwab Corporation (Schwab), Mr. Masrani was appointed to the board of directors of Schwab effective October 6, 2020. On February 12, 2025, TD sold its entire equity investment in Schwab. In connection with the disposition, Mr. Masrani resigned from Schwab’s board of directors on the same date. In addition to the compensation reported in the table above, Mr. Masrani received the following payments from Schwab either in respect of or during the period November 1, 2024 to February 12, 2025: a retainer of US$50,000, which Mr. Masrani elected to be deferred as restricted stock units. Each restricted stock unit is the equivalent to one share of common stock of Schwab and earns dividend equivalents which are paid in cash.

(10)
Mr. Masrani retired as Group President and CEO effective February 1, 2025. For fiscal 2025, Mr. Masrani’s compensation was pro-rated for the period he served in this role (November 1, 2024 to February 1, 2025). Mr. Masrani remained available to the bank in an advisory capacity until July 31, 2025. During this transition, he provided continuity on the bank’s critical AML remediation effort and in his advisory role, he received a fee of $500,000 per month. Mr. Masrani continues to receive certain health and other benefits, office and administrative support.

108   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Incentive Plan Awards
Outstanding Option-Based Awards and Share-Based Awards
The following table presents details of all outstanding option-based awards and outstanding unvested share-based awards at December 31, 2025.
	Option-based Awards					Share-based Awards(1)(2)
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options(3) ($)	Value of Options Exercised ($)	Number of Shares That Have Not Vested		Market or Payout Value of Share-based Awards That Have Not Vested(3) ($)		Market or Payout Value of Share- based Awards That Have Vested and Not Paid Out or Distributed(3)(5) ($)
						Min(4)	Target	Min	Target
Raymond Chun	0	53.15	Dec 19, 2025	0	525,885
	5,800	65.75	Dec 12, 2026	368,938
	6,160	72.64	Dec 12, 2027	349,395
	7,872	69.39	Dec 12, 2028	472,084
	12,068	72.84	Dec 12, 2029	682,083
	20,036	71.88	Dec 12, 2030	1,151,669
	21,580	95.33	Dec 12, 2031	734,367
	47,534	90.55	Dec 12, 2032	1,844,795
	51,421	81.78	Dec 12, 2033	2,446,611
	59,730	75.76	Dec 12, 2034	3,201,528
	151,926	126.43	Dec 12, 2035	445,143
						66,578	88,771	8,612,590	11,483,453	1,345,475
Total	384,127			11,696,614	525,885	66,578	88,771	8,612,590	11,483,453	1,345,475
Kelvin Tran	0	53.15	Dec 9, 2025	0	402,070
	8,498	65.75	Dec 12, 2026	540,558	14,113
	9,312	72.64	Dec 12, 2027	528,177
	9,540	69.39	Dec 12, 2028	572,114
	9,116	72.84	Dec 12, 2029	515,236
	12,852	71.88	Dec 12, 2030	738,733
	27,581	95.33	Dec 12, 2031	938,581
	40,704	90.55	Dec 12, 2032	1,579,722
	51,017	81.78	Dec 12, 2033	2,427,389
	39,176	75.76	Dec 12, 2034	2,099,834
	39,721	126.43	Dec 12, 2035	116,383
						40,115	50,851	5,189,313	6,578,026	6,447,605
Total	247,517			10,056,726	416,182	40,115	50,851	5,189,313	6,578,026	6,447,605
Leo Salom	0	69.39	Dec 12, 2028	0	2,833,005
	52,752	72.84	Dec 12, 2029	2,981,543
	57,756	71.88	Dec 12, 2030	3,319,815
	62,211	95.33	Dec 12, 2031	2,117,040
	39,651	90.55	Dec 12, 2032	1,538,855
	45,271	81.78	Dec 12, 2033	2,153,994
	32,257	75.76	Dec 12, 2034	1,728,975
	49,058	126.43	Dec 12, 2035	143,740
						124,615	154,165	16,120,151	19,942,771	4,409,115
Total	338,956			13,983,963	2,833,005	124,615	154,165	16,120,151	19,942,771	4,409,115
Tim Wiggan	66,026	90.55	Dec 12, 2032	2,562,469
	85,683	81.78	Dec 12, 2033	4,076,797
	59,730	75.76	Dec 12, 2034	3,201,528
	82,535	126.43	Dec 12, 2035	241,828
						78,170	98,050	10,112,131	12,683,710	0
Total	293,974			10,082,622	0	78,170	98,050	10,112,131	12,683,710	0
Ajai Bambawale	0	72.64	Dec 12, 2027	0	319,855
	0	69.39	Dec 12, 2028	0	1,680,568
	0	72.84	Dec 12, 2029	0	1,478,186
	20,000	71.88	Dec 12, 2030	1,149,600	889,859
	50,516	95.33	Dec 12, 2031	1,719,059
	57,426	90.55	Dec 12, 2032	2,228,703
	57,618	81.78	Dec 12, 2033	2,741,464
	37,406	75.76	Dec 12, 2034	2,004,962
	58,084	126.43	Dec 12, 2035	170,186
						51,362	64,047	6,644,191	8,285,126	2,277,103
Total	281,050			10,013,975	4,368,468	51,362	64,047	6,644,191	8,285,126	2,277,103
Bharat Masrani(6)	0	53.15	Dec 9, 2025	0	3,393,259
	155,634	65.75	Dec 12, 2026	9,899,879	98,962
	183,632	72.64	Dec 12, 2027	10,415,607
	352,268	69.39	Dec 12, 2028	21,125,512
	217,224	72.84	Dec 12, 2029	12,277,500
	220,432	71.88	Dec 12, 2030	12,670,431
	236,259	95.33	Dec 12, 2031	8,039,894
	281,738	90.55	Dec 12, 2032	10,934,252
	294,485	81.78	Dec 12, 2033	14,011,596
						68,986	91,981	8,923,986	11,898,647	48,404,662
Total	1,941,672			99,374,671	3,492,221	68,986	91,981	8,923,986	11,898,647	48,404,662
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   109

(1)
Outstanding share-based awards granted prior to January 31, 2014 have been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two for one stock split.

(2)
The number of units outstanding and the corresponding value includes the value of dividends granted in the form of additional units.

(3)
Value is based on the December 31, 2025 TSX closing price for a common share of $129.36.

(4)
Represents 75% of the unvested PSUs, which is the lowest number of units determined by formula under the plan terms (however, the committee may, in its discretion, reduce or cancel outstanding unvested share units) and 100% of outstanding RSUs, DSUs and VSUs, if applicable.

(5)
Represents vested share-based awards (DSUs and VSUs) which are not paid out, and will remain outstanding until the NEO retires or otherwise leaves the bank.

(6)
Mr. Masrani retired as Group President and CEO effective February 1, 2025.

Value on Vesting or Pay-Out of Incentive Plan Awards
The table below presents details of all awards that vested in the most recently completed calendar year.
		Option-based Awards		Share-based Awards
Name	Grant Date	Number Vested During the Year (#)	Value Vested During the Year ($)	Number of Initial Units (#)	Number of Units ± Performance Adjustment(1) (#)	Number of Units Vested During the Year(2) (#)	Value Vested During the Year ($)
Raymond Chun	Dec 12, 2021	21,580	671,138	—	—	—	—
	Dec 12, 2022	—	—	13,511	(3,107)	12,428	1,571,257
Kelvin Tran	Dec 12, 2021	27,581	857,769	—	—	—	—
	Dec 12, 2022	—	—	13,297	(3,058)	12,231	1,546,316
Leo Salom(3)	Dec 12, 2020	—	—	3,478	—	4,321	546,298
	Dec 12, 2021	62,211	1,934,762	—	—	—	—
	Dec 12, 2022	—	—	30,545	(7,024)	28,096	3,552,187
Tim Wiggan	Dec 12, 2022	—	—	21,568	(4,960)	19,839	2,508,268
Ajai Bambawale(4)	Dec 12, 2020	—	—	3,478	—	4,321	546,298
	Dec 12, 2021	50,516	1,571,048	—	—	—	—
	Dec 12, 2022	—	—	16,323	(3,754)	15,014	1,898,244
	Dec 12, 2022	—	—	2,761	—	3,174	401,349
Bharat Masrani(5)	Dec 12, 2021	236,259	7,347,655	—	—	—	—
	Dec 12, 2022	—	—	80,082	(18,416)	73,662	9,313,096

(1)
The PSUs granted on December 12, 2022 for Mr. Chun, Mr. Tran, Mr. Salom, Mr. Wiggan, Mr. Bambawale, and Mr. Masrani vested and matured on December 12, 2025. Additional details are provided under the heading “PSU Payout Factor in 2025” below.

(2)
Number of PSUs vested during the year includes dividend equivalents earned on outstanding units during the three-year deferral period.

(3)
Share-based awards include VSUs granted to Mr. Salom on December 12, 2020 and vested on December 12, 2025. VSUs are not paid out and will remain outstanding until Mr. Salom retires or otherwise leaves the bank.

(4)
Share-based awards include VSUs granted to Mr. Bambawale on December 12, 2020 and December 12, 2022, and vested on December 12, 2025. VSUs are not paid out and will remain outstanding until Mr. Bambawale retires or otherwise leaves the bank.

(5)
Mr. Masrani retired as Group President and CEO effective February 1, 2025.

PSU Payout Factor in 2025
The PSUs granted on December 12, 2022 vested and matured on December 12, 2025. The PSU plan includes a performance factor which measures the bank’s relative TSR for the three-year period ending October 31, 2025 compared to the peer comparator group and can impact the final number of units within a range of 80% to 120%. The peer comparator group comprises Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.
Based on the bank’s relative three-year TSR versus the peer comparator group established at the time the award was granted, the performance factor was 80%.
The performance factor appliable to PSUs at maturity was calculated using the average of the three-year TSR relative to peers for the 20 trading days ending October 31, 2025.
110   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Bank Performance and Executive Compensation
Five-Year TSR Comparison
The following graph compares the five-year (based on fiscal year) TSR for common shares to the return for the S&P/TSX Composite Index Banks and the S&P/TSX Composite Index.
Cumulative Value of a $100 Investment Assuming Reinvestment of Dividends
(at the price determined by the bank pursuant to the bank’s Dividend Reinvestment Plan)
	2020	2021	2022	2023	2024	2025
The Toronto-Dominion Bank	100.0	158.9	160.4	149.3	156.1	244.6
S&P / TSX Composite Index	100.0	138.8	132.2	132.8	175.4	225.9
S&P / TSX Composite Index Banks	100.0	155.5	149.2	136.2	189.5	259.1
Growth in Compensation Relative to Growth in Adjusted Net Income and Market Capitalization
The following graph illustrates the change in total compensation awarded to the NEOs compared to the change in adjusted net income available to common shareholders and market capitalization since 2020.
Using 2020 as a baseline, the total compensation awarded to the top five NEOs increased by approximately 67%, compared to growth over the same period in adjusted net income available to common shareholders of 49% and growth in market capitalization of 82%. To provide a consistent basis of comparison over the
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   111

time period, the figures for all years include the total compensation for only the top five NEOs (for 2021 Mr. Tran was CFO for only a portion of the year and Mr. Dorrance was an officer of the bank for only a portion of the year; for 2025 Mr. Masrani was CEO for a portion of the year; this additional data has been excluded). For further information on the bank’s adjusted earnings, see footnote 2 on page 87 of this circular.
Cost of Management Ratio
The cost of management ratio expresses the total of all types of compensation awarded to the top five NEOs of the bank as a percentage of the adjusted net income available to common shareholders and of market capitalization.
Year	Total NEO Compensation ($ millions)	Adjusted Net Income Available to Shareholders(1) ($ millions)	Cost of Management Ratio (%)	Market Capitalization ($ millions)(2)	Cost of Management Ratio (%)
2025	54.33	14,460	0.38	194,562	0.03
2024	20.74	13,751	0.15	134,702	0.02
2023(3)	39.33	14,432	0.27	138,706	0.03

(1)
For further information on the bank’s adjusted results, see footnote 2 on page 87 of this circular.

(2)
Market capitalization as at October 31 of each year.

(3)
For the year ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 4 of the bank’s 2024 Consolidated Financial Statements for further details.

Total compensation for the top five NEOs includes fiscal base salary, annual cash incentive award, share based awards, option awards, pension value and all other compensation for the executive officers named in the circular for the years indicated.
CEO Compensation Over Time
The following table compares the grant date value of compensation awarded to the CEO for the five-year period from 2021 to 2025 in respect of performance as CEO (Mr. Chun for 2025; Mr. Masrani for 2021 to 2024) with the actual value received from compensation awards.
The actual total direct compensation value for the fiscal years noted below represents the total of realized pay (the sum of base salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value at exercise for options granted during the period) and realizable pay (the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options granted during the period that are still outstanding) as of December 31, 2025.
Year	CEO	Total Direct Compensation Awarded (000s)(1)	[A] Realized Pay (000s)(2)	[B] Realizable Pay (000s)(3)	[A] + [B] = [C] Actual Total Direct Compensation Value as of December 31, 2025 (000s)	Value of $100
						Period	CEO(4)	Shareholder(5)
2021	Masrani	$13,379	$8,482	$8,040	$16,522	10/31/20 to 12/31/25	$123	$275
2022	Masrani	$14,964	$13,454	$10,934	$24,388	10/31/21 to 12/31/25	$163	$173
2023	Masrani	$13,271	$3,054	$25,910	$28,964	10/31/22 to 12/31/25	$218	$171
2024	Masrani	$1,500	$1,500	$0	$1,500	10/31/23 to 12/31/25	$100	$184
2025	Chun(6)	$13,675	$3,780	$7,228	$11,008	10/31/24 to 12/31/25	$81	$176
						Weighted Average	$145	$196

(1)
Includes salary and variable compensation awarded at year-end in respect of performance during the year.

(2)
Realized pay is the sum of base salary, cash incentive (before any deferral into DSUs), the payout value of share units granted during the period, the dividend equivalents paid, and the exercise value of options granted during the period.

(3)
Realizable pay is the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options granted during the period that are still outstanding.

(4)
Represents the realized and realizable value to Mr. Chun and Mr. Masrani for each $100 awarded in total direct compensation during the fiscal year indicated.

(5)
Represents the cumulative value of a $100 investment in common shares made on the first day of the period indicated, assuming reinvestment of dividends.

(6)
Mr. Chun assumed the position of Group President and Chief Executive Officer on February 1, 2025 upon Mr. Masrani’s retirement. These figures reflect Mr. Chun’s total direct compensation in fiscal 2025, in his roles as Chief Operating Officer effective November 1, 2024 and Group President and Chief Executive Officer effective February 1, 2025.

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Additional Disclosure
The bank is committed to providing detailed disclosure to enable shareholders to evaluate the bank’s compensation plans, policies, and practices. This section of the circular provides additional disclosure, including information required by regulators or recommended under disclosure best practices. Included are details on the CEO pay ratio, alignment to Financial Stability Board (FSB) principles and risk management practices, material risk takers, including additional summary compensation information required by the FSB, and additional information on retirement plan benefits, termination and change of control benefits, and stock options.
CEO Pay Ratio
As of October 31, 2025, the average full-time equivalent employee compensation (excluding the CEO) was $178,174. For fiscal 2025, this results in a CEO to average employee compensation multiple of 82. The ratio is calculated based on the total compensation for Mr. Chun as reported in the Summary Compensation Table divided by the overall average compensation of a full-time equivalent employee (i.e. the overall cost of salaries and benefits for TD Bank Group excluding Mr. Chun divided by the number of full-time equivalent employees).
More information on the bank’s approach to total rewards and the bank’s approach to fair pay is available on the Sustainability Reporting page of the bank’s website at www.td.com.
Alignment to Financial Stability Board Principles and Risk Management Practices
In 2009, the Financial Stability Board (FSB), an international body that plays a key role in compensation reform initiatives for financial institutions, published the FSB Guidelines. These FSB Guidelines are intended to protect against excessive risk taking and enhance the stability and soundness of the international financial system, and have been endorsed by many regulators and governments around the world, including Canada.
The bank’s compensation programs and practices align with the FSB Guidelines, and other regulatory expectations as appropriate. A focus of the FSB Guidelines is ensuring that compensation programs are aligned with and incent prudent risk taking. The next section of this circular (pages 113 to 116) provides a description of how compensation is aligned with risk management practices at the bank, and provides an overview of certain other policies and practices that are aligned with the FSB Guidelines.
Annual Independent Review of Alignment with FSB Guidelines
Each year the bank’s internal audit division assesses the controls that have been put in place that are designed to align compensation practices with the FSB Guidelines and, where applicable, other jurisdiction specific regulations. The conclusion of the review has been a satisfactory rating.
Alignment of Compensation with Risk Appetite
The bank has a comprehensive risk management program involving a set of tools and key processes to communicate its risk appetite, and to identify and assess, measure, control, monitor and report on performance against the risk appetite during the year. A detailed explanation of how the bank manages risk can be found in the “Managing Risk” section of the bank’s 2025 MD&A. This program is aligned with the bank’s risk culture, and reinforced through compensation practices and policies that are designed such that risk is a key consideration through the various stages of the compensation cycle.
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Risk Appetite
The Risk Appetite Statement (RAS) is the primary means used to communicate how TD views risk and determines the type and amount of risk the bank is willing to take to deliver on its strategy and enhance shareholder value. In setting the risk appetite, the bank considers its vision, purpose, strategy, shared commitments, and capacity to bear risk under both normal and recessionary/stress conditions.
The core risk principles for TD’s RAS are as follows:
The bank takes risks required to build its business, but only if those risks:
1.
Fit our business strategy and can be understood and managed.

2.
Do not expose the enterprise to any significant single loss events. TD does not ‘bet the bank’ on any single acquisition, business, product or decision.

3.
Do not risk harming the TD brand.

To make meaning of the RAS, the bank establishes principles and measures at the enterprise and segment level as appropriate. RAS principles are defined for each of the Major Risk Categories (MRC) below:
• Strategic Risk • Market Risk (Trading Market Risk and Non-Trading Market Risk) • Model Risk • Liquidity Risk	• Compliance Risk • Credit Risk • Operational Risk excluding Technology, Cybersecurity and Data • Operational Risk — Technology, Cybersecurity and Data	• Insurance Risk • Capital Adequacy Risk • Reputational Risk • Financial Crime Risk
Each MRC principle is supported by qualitative and quantitative measures with associated thresholds and limits, as appropriate, to inform ongoing monitoring of performance against the bank’s RAS. Measures consider both normal and stress conditions and include those that can be aggregated at the enterprise level and cascaded to the segments, where possible.
Performance relative to the RAS principles and measures is reported regularly to senior management, the board, and the risk committee of the board. An annual consolidated assessment of management’s performance against the RAS principles and measures is prepared by risk management and is presented by the CRO to a joint session of the risk committee and the HRC. This assessment is then used by the HRC as an important input to year-end compensation decisions.
Risk Culture
Risk culture is a critical component of TD culture. It is embedded through “Do the Right Thing”, a common behaviour that is expected for all colleagues. Our risk culture informs how we understand and assess the potential outcomes of our decisions. At the centre is the core expectation that we are all risk managers, regardless of business or role. It is everyone’s accountability to learn from past experiences, encourage open communication and transparency, and self-identify.
TD’s risk and compliance culture is reinforced by our risk behaviours — Own it, Raise it, Know it — that guide our everyday actions and decision-making. This is further supported by challenge and escalation procedures at every level, to carefully consider decisions and focus on the right outcomes.
Ethics, integrity and conduct are also key components of the bank’s risk culture. The bank’s Code, which is reviewed and attested to by every board member and eligible employee on an annual basis, guides employees to make decisions that meet the highest standards of integrity, professionalism, and ethical behaviour. To reinforce the importance of ethical behaviour, all incentive awards are subject to continued compliance with the Code.
To support the desired risk culture, risk is a key consideration throughout the compensation cycle, as outlined below.
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1. Variable Compensation Plan Design
A key executive compensation principle is to design variable compensation plans that do not encourage risk-taking behaviour beyond the bank’s risk appetite. This includes incorporating appropriate risk balancing mechanisms in variable compensation plans (e.g., deferrals, risk adjustments, use of discretion) to mitigate the potential for excessive risk-taking.
To verify that there is appropriate consideration of risk, the variable compensation plan design process for all material incentive plans (including the ECP) involves having material revisions reviewed by a challenge committee, and subsequently by the CRO, who review and endorse revisions, confirming that the proposed design does not create an incentive for risk-taking beyond the bank’s risk appetite. Once endorsed by the CRO, material changes to these plans are also subject to review and approval by the HRC.
2. Aggregate Variable Compensation Award Pool Determination
As discussed in the section titled “How the Executive Compensation Plan Works” on page 89, the aggregate variable compensation award pool available each year for plan participants is based on annual business metrics and other discretionary measures, including risk adjustments. Under the design, risk adjustments may only be used to reduce the variable compensation pool, and there is no limit on potential reductions. Thus, year-end variable compensation awards (both cash and equity) for all participants may be reduced to zero.
The committee makes decisions regarding risk adjustments and final variable compensation award pools following a joint session with the risk committee, at which the CRO provides his assessment of performance relative to the risk appetite for the year. This process allows the committee to align the variable compensation pool for executives to the bank’s risk-adjusted performance, as appropriate.
3. Individual Awards Evaluation
To promote the awareness of, and hold executives accountable for, acting in accordance with the RAS and the Code, the performance assessment and compensation decision process for executives includes consideration of performance against a standard set of risk management accountabilities, the Code, and control framework observance. The standard accountabilities are important non-financial measures evaluated prior to performance assessments being completed and compensation decisions being made. The assessment is completed on an individual-by-individual basis and is supported by a comprehensive enterprise-wide process under which risk-, control- and misconduct-related events that meet certain criteria are identified. For each event identified, the facts and circumstances are investigated, and adjustments to performance assessments and/or variable compensation are made as appropriate.
As part of the process, a summary of the events identified is reviewed with the Chief Human Resources Officer, the CRO, and other senior leaders as appropriate, to verify that all significant issues are considered. Upon completion, the HRC receives a report detailing adjustments made to performance assessments and compensation decisions as a result of risk, control or misconduct issues identified during the year.
4. Reduction, Forfeiture, and Clawback of Variable Compensation
After variable compensation is awarded, it continues to be subject to a number of reduction, forfeiture, and clawback provisions, and there are a number of mechanisms that align variable compensation with risk adjusted performance over time.
A significant portion of variable compensation for executives is deferred into share units and/or stock options that typically cliff vest at the end of a minimum of three years. Under these plans, the committee has the ability to reduce the value of maturing share units and/or unvested stock options in a range of circumstances, and each year the committee assesses whether or not any reductions are appropriate.
Supporting this process, each year, the CRO completes a look-back analysis of performance over the past three years to determine if there were any material risk events or material weaknesses in TD’s control infrastructure that, if known at the time of award, would have resulted in non-compliance with the RAS. The conclusions of this review are discussed at the joint session of the board’s risk and human resources committees, and support the HRC in determining if equity awards should be reduced in value or forfeited at maturity.
In addition to the discretionary reduction or forfeiture of deferred compensation that can be applied by the committee, the deferred compensation plans include forfeiture provisions that result in full forfeiture of awards if an individual resigns or is terminated for cause.
All variable compensation awards under the ECP are subject to clawback in the event of a material misrepresentation resulting in the restatement of financial results, or in the event of a material error. In those circumstances, the HRC would have the right to apply clawback to some or all of any variable compensation awarded or paid within a 36-month look-back period.
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In addition, for awards made after December 1, 2017, the HRC has the discretion to apply clawback to any award granted or paid in the event of employee conduct constituting cause for discipline or dismissal, including, but not limited to:
•
Breaching the Code;

•
Breaching employment or post-employment duties or obligations to TD; and

•
Any behaviour that could have a negative impact on the reputation, market performance or financial performance of TD.

In the situations above, the HRC has the discretion to apply clawback to some or all of the variable compensation awarded or paid to groups of individuals or to specific individuals as appropriate after a comprehensive investigation of the circumstances.
In October 2023, the bank implemented an Incentive Compensation Clawback Policy to comply with clawback requirements set out in Section 303A.14 of The New York Stock Exchange Listed Company Manual. The policy applies to current and former executive officers who served as an executive officer during the last three completed fiscal years preceding the date the bank is required to prepare a restatement. Subject to certain conditions, the incentive compensation subject to clawback is the amount received by the current or former executive officer that exceeds the amount they would have received had the incentive-based compensation been determined based on the applicable restated financial statements. The HRC did not apply any clawbacks in 2025.
Share Ownership Requirements
In order to support the alignment of interests between the bank’s executives and long-term shareholders, senior executives are subject to share ownership requirements (SOR). Requirements are typically determined as a multiple of base salary, with the multiple increasing to reflect the level and responsibility of the executive. Executives can meet their SOR through directly held shares, DSUs, VSUs, PSUs and RSUs.
If an executive has not met the applicable SOR, the executive must, upon exercising stock options, hold the amount equivalent to the gain (after tax considerations) in the form of TD common shares until the executive’s SOR under the policy has been met.
Executives at the executive vice president level and above continue to be subject to the SOR for a period of time following retirement, including two years post-retirement for the CEO and one year for the other NEOs, to encourage proper succession and to leave the bank in a position to continue to grow long-term value following their departure.
Refer to pages 102 to 106 for details on the SOR and the value of share and share equivalents held by the NEOs.
Anti-Hedging/Anti-Pledging
To maintain the intended risk alignment with shareholder interests, all employees and directors of TD are prohibited under the bank’s trading policies from the following:
•
Entering into any transaction or series of transactions, which includes any derivatives such as swaps, forwards or futures, that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of securities issued by the bank, or other restricted securities as established by the bank (Restricted Securities);

•
Short selling (i.e. a transaction whereby you seek to make a profit speculating that the value of the securities will decrease) securities issued by the bank or other Restricted Securities;

•
Entering into any contract or series of contracts that create a short sale of securities issued by the bank or other Restricted Securities; or

•
Trading in put or call options on securities issued by the bank or other Restricted Securities, including covered calls.

In addition, all equity compensation plans include a general prohibition against entering into any transaction, which includes any derivative such as a swap, forward or futures contract, that is designed to, or has the effect of, hedging, pledging or offsetting a decrease in the market value of equity awards granted as compensation.
Independence of Control Functions
To avoid potential conflicts of interest, the business performance factor for all executives in risk and control functions considers only enterprise-wide performance and is not linked to the performance of a specific business unit. In addition, the HRC reviews and approves compensation awards for control function heads.
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Material Risk Takers

All individuals who may have a material impact on the risk of the bank have been identified and, under bank policy, have a minimum 40% of variable compensation awarded as equity that vests over a minimum of three years.

Under FSB Guidelines, senior executives and groups of executives, as well as other employees whose actions could have a material impact on the risk exposure of the bank, should have a significant portion of variable compensation deferred over a period of years. The purpose of the deferral is to incent these individuals in a manner that is consistent with the long-term performance and sustainability of the bank.
To align with the FSB Guidelines described above, the human resources and risk management teams collaborated to identify individuals across the bank who have the authority to impact the risk exposure of the bank in a material way. As a starting point, management determined that all senior executives of the bank titled senior vice president and above would be considered material risk takers. In addition, the bank considered all other individuals who, in the normal course of their daily accountabilities (and operating within the bank’s Code), can make decisions which impact the risk exposure of the bank in excess of $50 million, would be material risk-takers.
Additional Summary Compensation Information
In 2011, the Basel Committee on Banking Supervision published Pillar 3 Disclosure Requirements for Remuneration. In addition to detailed descriptions of governance and key features of the bank’s approach to executive compensation, as outlined on pages 88 to 96 of this circular, additional quantitative information is required for senior management and material risk takers.
In addition to the ECP outlined on pages 88 to 96 of this circular, some material risk takers participate in the Performance Compensation Plan (PCP). PCP incentive plan funding is tied to the success of front office revenue generating businesses in TD Securities and the bank’s overall performance, inclusive of any required risk adjustments including discretion deemed appropriate by the HRC. The HRC has the authority to reduce the variable funds available for distribution to zero. Individual participant awards are allocated on a fully discretionary basis by senior leaders from the pool of funds available and consider business and individual performance along with market competitive levels of pay. Award allocation is discretionary, varying from year to year, and leaders can also elect not to issue an award at their discretion. The global pool of funds includes both the fixed components of total rewards like base salary and benefits and variable components like cash and equity incentives.
For the purposes of the tables below, senior management has been identified as the NEOs listed in the bank’s management proxy circular in each of the years indicated, and material risk takers are the individuals identified through the process described above (excluding the NEOs).
2025 Compensation Awards
The following table summarizes the total value of fixed and variable compensation awarded to material risk takers in respect of fiscal 2025 and fiscal 2024. The value of equity compensation (share units and stock options) awarded is reported based on the expected value of the award on the date of grant.
(C$ millions)
	2025		2024
	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Number of Employees	6	229	5	229
Fixed Compensation
Salary(1)	4.8	109.8	4.6	94.8
Total Fixed Compensation	4.8	109.8	4.6	94.8
Variable Compensation
Cash Incentive (non-deferred)	12.7	225.7	4.9	191.0
Share Units (deferred)	26.1	196.5	7.4	158.7
Stock Options (deferred)	8.2	26.7	2.8	22.0
Other (deferred)(2)	0.0	0.3	0.0	0.9
Total Variable Compensation	47.0	449.2	15.1	372.6
Total Compensation	51.8	559.0	19.7	467.4

(1)
Salary is the annual (or equivalent) salary as at October 31, 2025 and October 31, 2024.

(2)
Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements and deferred incentive plans for certain wealth management participants.

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Special Payments
The following table summarizes the total value of special payments awarded to material risk takers in respect of fiscal 2025 and fiscal 2024. The value of equity compensation (share units and stock options) awarded is reported based on the expected value of the award on the date of grant.
(C$ millions)
	2025		2024
	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Guaranteed Awards(1)
Number of Employees	0	0	0	0
Total Amount	0.0	0.0	0.0	0.0
Sign on Awards(2)
Number of Employees	0	14	0	7
Total Amount	0.0	21.7	0.0	14.0
Severance Paid(3)
Number of Employees	0	26	0	22
Total Amount	0.0	39.1	0.0	32.9

(1)
Guaranteed awards include any portion of the target total direct compensation that was guaranteed during the year.

(2)
Sign-on awards include any one-time compensation agreed to when an employee joined the bank, including through acquisition.

(3)
The single highest severance amount paid in 2025 was $9.6 million, versus the single highest severance amount paid in 2024 of $3.7 million.

Deferred Compensation
The following table summarizes the value of vested and unvested deferred compensation outstanding as at December 31 as well as the value of deferred compensation paid during the calendar year.
(C$ millions)
	2025(1)		2024(1)
	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Unvested
Share Units	70.9	755.4	39.1	456.8
Stock Options	61.9	210.4	0.2	1.4
Other Deferred Incentive(2)	0.0	16.9	0.0	119.0
Vested
Share Units	62.9	224.1	56.7	113.6
Stock Options	93.3	116.0	12.8	17.0
Other Deferred Incentive(2)	0.0	0.0	0.0	0.0
Paid during calendar year
Share Units	20.4	268.1	10.0	139.3
Stock Options	11.6	28.5	6.4	7.1
Other Deferred Incentive(2)	0.0	49.0	0.0	46.5

(1)
Based on the TSX closing price of a common share on December 31, 2025 of $129.36, and on December 31, 2024 of $76.53.

(2)
Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements; deferred incentive plans for certain wealth management participants; and deferred cash incentives agreed to for employees that joined the bank, including through acquisition.

100% of the vested and unvested awards listed in the above table are subject to either implicit adjustments (e.g., fluctuations in the stock price or changes in the PSU multiplier) and/or explicit adjustments (e.g., reduction, clawback, or forfeiture of awards).
Adjustments to Deferred Compensation
The bank’s equity share unit plans include the ability for the committee to reduce the value of deferred compensation in certain circumstances, including for non-compliance with the bank’s risk appetite. To support this potential reduction, at year-end, the CRO completes a look-back analysis of performance over the past three years to determine whether there were any material risk events that occurred that warranted such a reduction. The conclusions of this review are discussed at the joint session of the board’s risk and human resources committees. Following the 2025 review, no such adjustments were made.
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Retirement Plan Benefits

•
Mr. Chun, Mr. Tran, Mr. Bambawale and Mr. Masrani participate in a supplemental executive retirement plan called the Executive Benefit Plan, and Mr. Salom participates in a supplemental executive retirement plan called the Executive Pension (Canada). Both plans provide for a defined benefit pension of two percent of eligible earnings for each year of credited service, inclusive of deemed or actual benefits under government pensions and bank retirement plans. Caps are applied to years of credited service and eligible earnings, based on the executive’s level. Mr. Wiggan participates in a supplemental defined contribution retirement plan called the Executive Retirement Plan. The plan provides annual notional contributions from TD based on the executive’s level. The account balance is adjusted up or down for notional investment return based on the asset mix selected by the executive from among options made available under the plan. Receipt of the executive pension benefits is dependent on compliance with conduct provisions.

•
The NEOs participate in different bank retirement plans. The following section describes the retirement plans in which one or more of the NEOs continue to participate. In addition, there are several plans in which Mr. Masrani accrued benefits but no longer actively participates, including the TD Securities U.K. Group Personal Pension Plan, the TD Banknorth Supplemental Plan, the TD Banknorth Pension Plan, and the TD Bank 401(k) Retirement Plan.

Executive Benefit Plan
The bank offers the NEOs who participate in this plan an unfunded executive benefit plan that includes a portion of the executives’ annual cash incentive compensation. The plan is closed to new members; new executives participate in the Executive Retirement Plan. Executives who participate in this plan must comply with conduct provisions to receive full payment. This plan determines the total pension payable from all TD retirement plans in which the executive previously and currently participates. The portion not paid from a registered/qualified plan is paid as a supplemental benefit. The executives’ total bank pension is determined based on the following plan provisions:
Participating NEOs	Mr. Chun, Mr. Tran, Mr. Bambawale and Mr. Masrani (under amended terms, explained below for Mr. Chun, Mr. Bambawale and Mr. Masrani).
Pension Formula
The greater of the benefit determined as 2% of final average earnings multiplied by years of service from date of hire (maximum of 30 or 35 years, as applicable) is the executive’s total pension available from all plans, inclusive of pensions payable under the other TD plans in which the executive has been eligible to participate and government pension plans (e.g., Canada/Québec Pension Plan). The total pension is reduced if the executive does not have the same years of service in the bank’s registered pension plans.
For each year of credited service after November 1, 2015, annual pension benefits are reduced by an amount deemed by the bank to adjust for the fact that executives cannot contribute in excess of registered pension plan limits. This reduction creates greater alignment of cost-sharing between employee and executive plans. Each of Mr. Masrani’s and Mr. Chun’s total annual pension from all bank sources, inclusive of their deemed government pensions, is capped at $1.5 million. While serving as CEO, Mr. Chun may continue accruing credited service under the EBP beyond the 35-year limit to reach this maximum.

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Final Average Earnings
The average of the best consecutive five years of pensionable earnings, in the 10 years prior to retirement, where pensionable earnings are capped using the formula below – (a), (b), or (c)  – that provides the greatest benefit:
a)
salary with no inclusion of annual cash incentive (maximum of 35 years);

b)
salary frozen at October 31, 2010, plus annual cash incentive to a maximum of 120% of actual salary for service prior to October 31, 2015 and service thereafter (maximum of 30 years in total); or

c)
pensionable earnings (salary, plus annual cash incentive to a maximum of 120% of salary) frozen at October 31, 2012 (maximum of 35 years); or the maximum pensionable earnings associated with the executive level at October 31, each year. The maximum pensionable earnings for Mr. Bambawale is $1,175,000. If Mr. Bambawale ceases employment after March 31, 2028 $1,175,000 shall be used as his final average earnings.

Actual cash incentives are used to calculate pensionable earnings before October 31, 2015 and target cash incentives for service after that date.

Normal Retirement Age	63
Vesting Requirements	Five years of Executive Benefit Plan participation.
Reduction for Early Pension Commencement	The portion of the executive’s pension provided by the Executive Benefit Plan is reduced on an actuarially equivalent basis if payments commence before age 62.
Form of Pension	The portion of the executive’s pension provided by the Executive Benefit Plan is paid for the life of the executive with 50% of the pension amount continuing to the surviving spouse after death. Other optional forms of payment are available on an actuarially equivalent basis.
Other Considerations	The Executive Benefit Plan is subject to conduct provisions and accrued benefits may be forfeited if the provisions are violated. The conduct provisions include restrictions against certain post-employment conduct, including but not limited to the dissemination of confidential information or working on behalf of a competitor.
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Executive Pension (Canada)
The bank offers the NEO who participates in this plan an unfunded non-registered executive pension plan that includes a portion of the executives’ annual cash incentive contribution. Mr. Salom currently participates in this plan while on assignment to the U.S. The plan is closed to new members; new executives participate in another plan. Executives who participate in this plan must comply with conduct provisions to receive full payment. This plan determines the total pension payable from all TD retirement plans in which the executive previously participated. The portion not paid from a registered/qualified plan is paid as a supplemental benefit. The executives’ total bank pension is determined based on the following plan provisions:
Participating NEOs	Mr. Salom
Pension Formula
The greater of the benefit determined as 2% of final average earnings multiplied by years of credited service (maximum of 35 years) is the executive’s total pension available from all plans, inclusive of pensions payable under the other TD plans in which the executive has been eligible to participate and government pension plans (e.g., Canada/Québec Pension Plan).
For each year of credited service after November 1, 2015, annual pension benefits are reduced by an amount deemed by the bank to adjust for the fact that executives cannot contribute in excess of registered pension plan limits. This reduction creates greater alignment of cost-sharing between employee and executive plans.

Final Average Earnings
The average of the best consecutive five years of pensionable earnings, in the 10 years prior to retirement, where pensionable earnings are capped at the greater of:
•
pensionable earnings (salary, plus annual cash incentive to a maximum of 120% of salary) frozen at October 31, 2012 (maximum of 35 years); or

•
the maximum pensionable earnings associated with the executive level at October 31, each year.

Normal Retirement Age	65
Vesting Requirements	Executive must satisfy at least one of the two vesting requirements: • age 55 and 10 years of continuous service with TD; or • age plus continuous service with TD is equal to or greater than 80.
Reduction for Early Pension Commencement	The portion of the executive’s pension provided by the Executive Pension is reduced on an actuarially equivalent basis if payments commence before age 65.
Form of Pension	The portion of the executive’s pension provided by the Executive Pension is paid for the life of the executive. Other optional forms of payment are available on an actuarially equivalent basis.
Other Considerations	The Executive Pension is subject to conduct provisions and accrued benefits may be forfeited if the provisions are violated. The conduct provisions include restrictions against certain post-employment conduct, including but not limited to the dissemination of confidential information or working on behalf of a competitor.
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Executive Retirement Plan
The bank offers the NEO who participates in this plan an unfunded, defined contribution retirement plan to which TD makes notional contributions. An executive’s notional account balance is adjusted up or down for notional investment return based on the asset mix selected by the executive from among options made available under the plan. TD’s notional contributions to the Executive Retirement Plan are in addition to the benefits earned in the TD registered pension plan in which the NEO participates.
Participating NEOs	Mr. Wiggan
Pension Formula
For participants in a TD defined benefit registered pension plan, core contributions of 4% of executive pensionable earnings plus executive match of 5% of executive pensionable earnings.
Executive Retirement Plan participants are required to make contributions under the TD registered pension plan in which they participate at a higher rate than non-executive members.

Executive Pensionable Earnings (for notional contributions)	Annual salary plus actual annual cash incentive in excess of $200,000, subject to a cap of $1,300,000.
Vesting Requirements	Executive must satisfy at least one of the two vesting requirements: • age 55 and 10 years of continuous service with TD; or • age plus continuous service with TD is equal to or greater than 80.
Form of Pension	Where the executive terminates service after becoming fully vested, the value of the executive’s notional account under the Executive Retirement Plan is paid to the executive in five annual installments, adjusted for notional investment return during the payout period. Notional account balances less than $50,000 are paid as a one-time lump-sum.
Other Considerations	The Executive Retirement Plan is subject to conduct provisions and an executive’s notional account balance may be forfeited if the provisions are violated. The conduct provisions include ensuring that conduct does not justify discipline or dismissal and require ongoing compliance with non-compete, non-solicitation, and non-disclosure conditions following retirement or termination of employment.
Pension Fund Society
The bank offers a registered defined benefit pension plan to Canadian employees to assist them in providing for their retirement. Mr. Chun, Mr. Tran, Mr. Bambawale, and Mr. Masrani participate in the Pension Fund Society which was closed to new members on January 30, 2009. The pension payable is part of the total pension the executive will receive from the bank and is determined based on the following plan provisions:
Participating NEOs	Mr. Chun, Mr. Tran, Mr. Bambawale and Mr. Masrani.
Pension Formula	1.4% of final average earnings up to the average government limit plus 2% of final average earnings above the average government limit multiplied by years of credited service (maximum of 35 years).
Final Average Earnings	The average of the best consecutive five years of salary in the last 10 years prior to retirement. As of June 1, 2017, salary is capped at $200,000.
Average Government Limit	The average of the last five years’ maximum pensionable earnings for the Canada/Québec Pension Plan prior to retirement.
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Member Contributions	4.85% of salary up to the government limit plus 7.5% of salary above the government limit, up to the applicable Income Tax Act (Canada) maximum of $23,084, in 2025. All NEOs who are active participants in the plan make contributions at the maximum level.
Normal Retirement Age	63
Reduction for Early Pension Commencement	Pension is reduced according to a formula based on the number of years and months the pension commences before their 62nd birthday. The reduction is 0.33% per month for the first four years, plus 0.45% per month for the next three years, plus 0.60% per month for each additional month.
Form of Pension	Pensions are paid for the life of the member with 50% of the pension amount continuing to the surviving spouse after the retiree’s death. Other optional forms of payment are available on an actuarially equivalent basis.
Limit on Pension	The annual pension is limited to the maximum set out by the Income Tax Act (Canada). For 2025, the maximum pension is $3,756 per year of credited service.
TD Pension Plan (Canada) Defined Benefit
The bank offers a registered defined benefit pension plan to Canadian employees hired before January 1, 2019 (the TD Pension Plan (Canada) Defined Benefit) to assist them in providing for their retirement. Mr. Salom and Mr. Wiggan participate in the TD Pension Plan (Canada) Defined Benefit, which was closed to new employees hired on or after January 1, 2019. The pension payable is part of the total pension the executive will receive from the bank and is determined based on the following plan provisions:
Participating NEOs	Mr. Salom and Mr. Wiggan.
Pension Formula	1.4% of final average earnings up to the average government limit plus 2% of final average earnings above the average government limit multiplied by years of credited service (maximum of 35 years).
Final Average Earnings	The average of the best consecutive five years of salary in the last 10 years prior to retirement. As of June 1, 2017, salary is capped at $200,000.
Average Government Limit	The average of the last five years’ maximum pensionable earnings for the Canada/Québec Pension Plan prior to retirement.
Member Contributions	1.0% of salary up to the government limit plus 6.5% of salary above the government limit, up to the applicable Income Tax Act (Canada) maximum of $23,084, in 2025. All NEOs who are active participants in the plan make contributions at the maximum level.
Normal Retirement Age	65
Reduction for Early Pension Commencement	The pension provided by the TD Pension Plan (Canada) Defined Benefit is reduced on an actuarially equivalent basis if payments commence before age 65.
Form of Pension	The pension is paid for the life of the member. Other optional forms of payment are available on an actuarially equivalent basis.
Limit on Pension	The annual pension is limited to the maximum set out by the Income Tax Act (Canada). For 2025, the maximum pension is $3,756 per year of credited service.
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Pension Arrangements for Mr. Chun
Mr. Chun’s pre-CEO service under the Executive Benefit Plan became frozen on January 31, 2025, with final average earnings to be calculated at retirement. The capped final average earnings are based on Mr. Chun’s title of Group Head and are set at $1,000,000.
For each year of service as CEO, Mr. Chun earns a flat annual pension accrual of $110,000. This CEO pension accrual is inclusive of benefits under the Pension Fund Society and the government’s Canada Pension Plan and is subject to a deemed accrual adjustment intended to recognize that Mr. Chun cannot contribute in excess of registered plan limits. Mr. Chun’s total annual pension from all bank sources, inclusive of deemed government pensions, is capped at $1.5 million at the time of his appointment as CEO. To provide a market competitive CEO pension, credited service will continue to accrue after the 35 year maximum under the provisions of the Executive Benefit Plan.
Pension Arrangements for Mr. Masrani
Mr. Masrani’s pre-CEO benefits under the Executive Benefit Plan became fixed and frozen on October 31, 2014, with offsets for government pensions and registered plan pensions determined upon retirement. For each year of service as CEO, Mr. Masrani earned a flat annual pension accrual of $110,000 per year. Mr. Masrani’s CEO pension accrual was inclusive of benefits under the Pension Fund Society, the government’s Canada Pension Plan and was subject to a deemed accrual adjustment intended to recognize that Mr. Masrani could not contribute in excess of registered plan limits. Mr. Masrani’s total annual pension from all bank sources, inclusive of his deemed government pensions, was capped at $1.5 million.
Accrued NEO Defined Benefit Pension Obligation
The following table shows years of service, estimated pension amounts and changes in the accrued pension obligation for the NEOs from October 31, 2024 to October 31, 2025.
Name	Years of Credited Service		Annual (Pension) Benefit Payable		Accrued Obligation at October 31, 2024(3)(4)	2025 Compensatory Change(5)	2025 Non- Compensatory Change(6)	Accrued Obligation at October 31, 2025(3)(4)
	October 31, 2025(1)	At Age 65	October 31, 2025	At Age 65(2)
Raymond Chun	34	43	$590,900	$1,537,600	$5,932,900	$811,700	$377,500	$7,122,100
Kelvin Tran	26	35	$441,900	$632,200	$4,522,000	$159,000	$345,600	$5,026,600
Leo Salom	14	20	$245,000	$334,400	$2,307,100	$151,400	$109,300	$2,567,800
Tim Wiggan	17	28	$20,400	$60,700	$226,200	$3,400	$(39,700)	$189,900
Ajai Bambawale(7)	33	35	$653,900	$794,500	$8,398,000	$1,204,700	$294,500	$9,897,200
Bharat Masrani(8)	35	35	$1,431,200	$1,431,200	$19,106,300	$0	$(930,400)	$18,175,900

(1)
Represents credited service (rounded to the nearest whole year) for the NEO’s executive plan, which provides the majority of the pension benefit. Credited service (rounded to the nearest whole year) for the Pension Fund Society is 20 years for Mr. Chun, 26 years for Mr. Tran, 32 years for Mr. Bambawale, and 18 years for Mr. Masrani. Credited service for the TD Pension Plan (Canada) Defined Benefit is 14 years for Mr. Salom and 17 years for Mr. Wiggan. Mr. Masrani’s credited service (rounded to the nearest whole year) for the TD Banknorth qualified plan is 2 years.

(2)
The estimated pension amounts at age 65 are calculated assuming current salary and annual cash incentive compensation payments continue unchanged until retirement and with service projected to age 65. Government benefits are excluded. Both accrued and projected benefits are inclusive of any applicable deemed accrual adjustments that apply to the NEOs.

(3)
All pension values include the cost of amounts payable from all bank plans in which the NEO previously and currently participates.

(4)
Values were determined using the same valuation method and actuarial assumptions used for determining the pension obligations and pension expense disclosed in Note 22 of the bank’s audited consolidated financial statements for the year ended October 31, 2025.

(5)
Compensatory value includes the value of the projected pension accrued for service during the reporting period (service cost) less employee contributions, the impact on the accrued obligation of plan changes (if any) and any difference between actual and estimated earnings.

(6)
Non-compensatory changes in the obligation include amounts attributable to interest accruing on the beginning of year obligation, changes in the actuarial assumptions and other experience gains and losses.

(7)
Mr. Bambawale’s accrued pension is inclusive of his U.K. pension benefit and has been converted to Canadian dollars using the Bank of Canada’s closing exchange rate at October 31, 2025 (C$1.8399 = £1.00).

(8)
Mr. Masrani’s accrued pension is inclusive of pension benefits from all bank retirement plans for his Canadian, U.K. and U.S. service. His U.K. pension benefit was converted to Canadian dollars using the Bank of Canada’s closing exchange rate at October 31, 2014 (C$1.8038 = £1.00), and his U.S. pension benefit was converted into Canadian dollars using the Bank of Canada’s exchange rate at October 31, 2014 (C$1.1271 = US$1.00). His U.K. pension is based on balances as at October 31, 2023. Mr. Masrani became subject to a deemed accrual adjustment on November 1, 2014, one year before this accrual reduction became effective for other senior executives. Mr. Masrani’s age 65 pension estimate reflects his age on October 31, 2023 since he is over 65. Mr. Masrani retired as Group President and CEO effective February 1, 2025. Annual pension benefits are as of Mr. Masrani’s retirement date of February 1, 2025.

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Accrued NEO Defined Contribution Pension Obligation
Name	Accrued Obligation at October 31, 2024	2025 Compensatory Change(1)	2025 Non-Compensatory Change(2)	Accrued Obligation at October 31, 2025
Tim Wiggan	$89,200	$95,900	$22,700	$207,800

(1)
Compensatory change includes the value of the notional employer contribution to the Executive Retirement Plan on behalf of the named executive officer.

(2)
Non-compensatory change in the obligation include adjustments for notional investment return during the reporting period.

Termination and Change of Control Benefits
Calculation of Termination Benefits
The actual amounts that a NEO would receive upon termination of employment can only be determined at the time they leave the bank. There are many factors affecting the nature and the amount of any benefits provided and, as a result, actual amounts may be higher or lower than what is reported. Factors that could affect the reported amounts include the timing during the year of termination, share price and the NEO’s age and years of service. For purposes of illustration, the following assumptions have been made when calculating the termination benefit and bank policies or practices in place at the time of termination for each NEO:
•
termination date of December 31, 2025;

•
the December 31, 2025 TSX closing price for a common share of $129.36; and

•
pension benefits have been calculated using the fiscal year-end date of October 31, 2025.

The amounts stated below are the incremental values of such benefits that the NEO could be entitled to for each of the termination scenarios. Negative values reflect a reduction of annual pension payable and equity forfeiture.
(C$ millions)
Event	Resignation	Retirement	Termination without Cause(1)(2)	Termination with Cause	Change in Control(1)(3)
Raymond Chun
Deferred compensation (equity)	0.0	19.4	0.0	(3.8)	0.0
Annual pension payable	0.0	0.0	0.0	(0.5)	0.0
Severance	0.0	0.0	7.5	0.0	7.5
Total	0.0	19.4	7.5	(4.3)	7.5
Kelvin Tran
Deferred compensation (equity)	0.0	12.8	0.0	(3.8)	0.0
Annual pension payable	0.0	0.0	0.0	(0.4)	0.0
Severance	0.0	0.0	4.5	0.0	4.5
Total	0.0	12.8	4.5	(4.2)	4.5
Leo Salom
Deferred compensation (equity)	0.0	20.9	4.7	(12.3)	4.7
Annual pension payable	0.0	0.0	0.0	(0.2)	0.0
Severance	0.0	0.0	11.3	0.0	11.3
Total	0.0	20.9	16.0	(12.5)	16.0
Tim Wiggan
Deferred compensation (equity)	0.0	21.4	1.4	0.0	1.4
Annual pension payable	0.0	0.0	0.0	0.0	0.0
ERP Notional Balance	0.0	0.0	0.0	(0.2)	0.0
Severance	0.0	0.0	7.7	0.0	7.7
Total	0.0	21.4	9.1	(0.2)	9.1
Ajai Bambawale
Deferred compensation (equity)	0.0	13.7	1.7	(3.8)	1.7
Annual pension payable	0.0	0.0	0.0	(0.5)	0.0
Severance	0.0	0.0	5.7	0.0	5.7
Total	0.0	13.7	7.4	(4.3)	7.4
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(1)
Incremental value of deferred compensation is in addition to any amounts reported under the retirement column, as individuals who (in this scenario) are retirement eligible at the time of termination are entitled to be considered retired for purposes of the stock option plan.

(2)
Mr. Salom has an agreement that provides for a severance payment in the event of termination without cause consisting of 24 months of base salary and annual cash incentive target. Severance payments for other executives above are estimates only.

(3)
In the event of termination without cause within the vesting period that occurs within 24 months of a change in control of the bank, an executive will be entitled to the incremental values indicated, subject to compliance with the conduct provisions.

Mr. Masrani’s Arrangements
For fiscal 2025, Mr. Masrani’s target compensation was pro-rated for the period he continued in his role as Group President and CEO (November 1, 2024 to February 1, 2025). Mr. Masrani remained available to the bank in an advisory capacity until July 31, 2025; during this transition, he provided continuity on the bank’s critical AML remediation effort and in the advisory role, he received a fee of $500,000 per month over that 6-month period. Mr. Masrani continues to receive certain health and other benefits, office and administrative support. For further details concerning Mr. Masrani’s compensation earned in respect of fiscal 2025, reference should be made to the “Summary Compensation Table” section of this circular. For details concerning Mr. Masrani’s pension entitlements following retirement, reference should be made to the “Retirement Plan Benefits” section of this circular. Mr. Masrani is receiving a total annual pension from all bank sources, inclusive of his deemed government pensions, capped at $1.5 million. For details concerning Mr. Masrani’s deferred compensation (equity) following retirement, reference should be made to the “Outstanding Option-Based Awards and Share-Based Awards” table.
Treatment of Termination Benefits
The following table provides an overview of the treatment of the different elements of compensation under each of the termination scenarios.
Event	Resignation	Retirement	Termination without Cause	Termination with Cause	Change in Control
Salary	Salary ceases	Salary ceases	Salary ceases	Salary ceases	Salary ceases
Variable Compensation	Forfeited	Eligible for a pro-rated cash incentive and a pro-rated equity incentive based on time worked during the year	Eligible for a pro-rated cash incentive based on time worked during the year. Must still be employed on the grant date to be eligible for an equity award	Forfeited	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award
Share Units (PSUs)	Forfeited	Mature in normal course subject to compliance with conduct provisions and other plan terms	Mature in normal course subject to compliance with conduct provisions and other plan terms	Forfeited	Continue to vest and are paid out at the original maturity date
Stock Options	Vested stock options can be exercised within 30 days	Options remain outstanding and vest in accordance with their terms, and remain exercisable until the original expiry date(1)	Vested stock options may be exercised within 90 days. Unvested options will vest in normal course and be exercisable for 90 days following the vesting date	Forfeited	All stock options vest immediately upon termination and remain exercisable for 90 days following termination
DSUs	Redeemable upon resignation	Redeemable upon retirement	Redeemable upon termination	Redeemable upon termination	Redeemable upon termination
VSUs	Forfeited if resignation occurs within vesting period. If resignation occurs after vesting period, VSUs will be redeemable upon resignation	Forfeited if retirement occurs within vesting period. If retirement occurs after vesting period, VSUs will be redeemable upon retirement	All unvested VSUs vest immediately, and are redeemable upon termination, subject to compliance with conduct provisions	Forfeited	All unvested VSUs vest immediately, and are redeemable upon termination
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Event	Resignation	Retirement	Termination without Cause	Termination with Cause	Change in Control
RSUs	Forfeited	Mature in normal course subject to compliance with conduct provisions and other plan terms	Mature in normal course subject to compliance with conduct provisions and other plan terms	Forfeited	Continue to vest and are paid out at the original maturity date
Pension	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions	Entitled to vested pension from registered plans. Executive supplemental pension is forfeited	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions

(1)
Options granted prior to December 2018 expire on the earlier of the original expiry date or five years from the date of retirement.

A “change of control” occurs when (A) the bank completes a transaction involving a merger, amalgamation, consolidation or corporate reorganization with another entity (other than a bank holding company reorganization unless such reorganization involves a merger, amalgamation, or consolidation) resulting in the following: (i) outstanding voting shares of the bank represent less than 50% of the combined voting power of the new entity, or (ii) there is, or is expected to be, a change of 50% or more of the directors of the bank, or (B) the board considers that there are other circumstances where it is appropriate to apply the change of control provision. Under the bank’s deferred compensation plans, change of control provisions are applicable only if the executive is terminated within two years following the change of control, subject to compliance with the conduct provisions.
Conduct Provisions Resulting in Forfeiture
Except for DSUs, entitlement to equity awards in all cases is subject to compliance with the conduct provisions and all other plan terms. Conduct resulting in reduction and/or forfeiture of executive portion of pension and equity includes:
•
conduct constituting cause for discipline or dismissal;

•
solicitation of customers/employees;

•
disclosure of confidential information;

•
competition with the bank (does not apply to stock options, restricted, performance and vesting share units in a termination without cause scenario);

•
failure to sign a participation agreement; and

•
failure to certify compliance with conduct provisions.

In addition to the forfeiture provisions outlined above, all equity awards (including DSUs) granted after December 1, 2017 are subject to expanded clawback provisions that allow for clawback in the event of certain misconduct.
Stock Options
Stock options are governed by the 2000 Stock Incentive Plan, which was originally approved by shareholders at the bank’s 2000 annual meeting. Under the 2000 Stock Incentive Plan, stock appreciation rights and other stock-based awards (such as restricted shares) may also be awarded. However, to date, only stock options have been issued under this plan.
Securities Authorized for Issuance Under the Stock Option Plans
The following table shows, as of October 31, 2025, aggregate information for the bank’s 2000 Stock Incentive Plan, which is the only compensation plan under which equity securities of the bank are authorized for issuance from treasury.
The maximum percentage of common shares reserved for issuance to insiders may not exceed 10% of the common shares issued and outstanding, and the maximum percentage of common shares reserved for issuance to any one person may not exceed 5% of the common shares issued and outstanding which, as at October 31, 2025, was 1,689,495,505. In addition, within any one-year period, pursuant to the exercise of stock options, insiders may not be issued more than 10% of the common shares issued and outstanding and no one insider may be issued more than 5% of the common shares issued and outstanding.
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Equity Compensation Plans	Securities to be issued upon exercise of outstanding stock options (a)		Weighted- average exercise price of outstanding options (b)	Number of securities remaining available for future issuance (excluding securities reflected in column (a)) (c)		Total stock options outstanding and available for grant (a) + (c)
	% of common shares outstanding	Number		% of common shares outstanding	Number	% of common shares outstanding	Number
Equity compensation plans approved by securityholders
2000 Stock Incentive Plan	0.84%	14,187,021	$80.65	0.20%	3,384,710	1.04%	17,571,731
Equity compensation plans not approved by securityholders	—	—	—	—	—	—	—
Total	0.84%	14,187,021	$80.65	0.20%	3,384,710	1.04%	17,571,731
Plan Features
Currently, bank executives at the senior vice president level and above are eligible to participate in the 2000 Stock Incentive Plan. Details on the term and vesting schedule of stock options are set out on page 96. At grant, the term of outstanding stock options does not exceed 10 years. The following table provides more details on the features of the stock option plans.
Exercise Price	The exercise price is equal to the closing price of the bank’s common shares on the TSX on the trading day immediately before the date the stock options are granted. The bank does not back date stock options.
Extension of Expiry Date	If the expiry date of a stock option falls during a black out period (when the stock option holder is precluded from exercising stock options) or during the 10 TSX trading days following the last day of a black out period, then such expiry date will be extended to the last day of the 10 TSX trading day period following the black out period, subject to a maximum extension period of 12 months. Expiry dates of stock options held by stock option holders who are subject to U.S. federal income taxes with respect to such stock options will not be extended even if the original expiry date falls during a black out period.
Stock Appreciation Rights	Upon exercise of a stock appreciation right the holder receives either a common share or a cash payment equal to the fair market value of a common share. This is the difference between the average of daily high and low board lot TSX trading prices of common shares on the exercise date and the stock appreciation right exercise price (being no less than the fair market value on the trading day before the grant). Stock appreciation rights can also be granted with a stock option, in which case, the stock option is surrendered upon exercise and the holder receives a cash payment equal to the difference between the fair market value on the exercise date and the stock option exercise price. Although the 2000 plan allows for the granting of stock appreciation rights, the bank has not granted any to date.
Transfer / Assignment of Stock Options	Stock options may be transferred by will and laws of succession. With the consent of the plan administrator and where permitted by law, stock options may be assigned to a spouse, or the participant’s or spouse’s personal holding corporation, trustee, custodian, administrator, RRSP, or RRIF.
Circumstances Under Which an Individual is No Longer Entitled to Participate
•
Termination for Cause — Stock options are forfeited.

•
Termination without Cause — Stock options expire early. Vested stock options can be exercised within 90 days of termination, after which time they are forfeited. Unvested options will vest in normal course and be exercisable for 90 days after the vesting date, after which time they are forfeited.

•
Retirement — Stock options will continue with normal vesting, and remain exercisable to the original expiry date(1).

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•
Resignation — Vested stock options can be exercised within 30 days, after which time they are forfeited. Unvested stock options are forfeited immediately.

•
Death or Disability — All stock options vest immediately and the exercise period may be reduced, depending on the circumstances, but stock options cannot be exercised after three years following the event.

•
Other Circumstances — The plan administrator may extend an early expiry date in limited circumstances.

Plan Amendments
Pursuant to the amendment procedure set out under the 2000 Stock Incentive Plan, which was approved by shareholders at the 2007 annual meeting and amended at the 2011 annual meeting, shareholder approval is required for the following:
(i)
an increase in the number of shares reserved under the plan;

(ii)
a reduction in the exercise price of an outstanding award or cancellation and re- issuance of an award under different terms which in effect results in a reduction in the exercise price of the award;

(iii)
an extension of the original stock option expiry date;

(iv)
re-introduction of non-employee directors as being eligible for new award grants under the plans;

(v)
a change that would have the effect of allowing a transfer of an award other than for normal estate planning/settlement purposes;

(vi)
any amendment to remove or to exceed the insider participation limit set forth in the “Award Grant Limitations” section of the plan; and

(vii)
any amendment to the amendment provisions set forth in section 14 (the amendment provision of the plan).

Approval is required in each case, except where the amendment results from any adjustment made under the anti-dilution or conditional expiry date provisions in the plan. Beyond these material plan amendments, the board of directors may make changes to the plan without shareholder approval, including but not limited to:
(i)
changes of administrative or housekeeping nature;

(ii)
changes to vesting, exercise or early expiry of options;

(iii)
changes to treatment of options in termination scenarios (e.g., retirement, termination without cause); or

(iv)
changes to address regulatory and other developments.

In setting and amending the terms of the bank’s stock option plans, the HRC reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the board of directors for approval.

Financial Assistance to Participants	Under the terms of the 2000 Stock Incentive Plan, there are no loans or any other type of financial assistance provided to participants. Prior to 2009, the bank offered all Canadian employees an employee banking benefit that could be used to purchase bank shares and assist executives in achieving share ownership requirements. The bank no longer offers such loans to any employees, and there are no outstanding loans under the program provided to NEOs.

(1)
Options granted prior to December 2018 expire on the earlier of the original expiry date or five years from the date of retirement.

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Dilution, Overhang and Burn Rate
The following table outlines the Dilution, Overhang and Burn Rate for the 2000 Stock Incentive Plan for the past three years as of October 31, 2025:
Rate	Description	2025	2024	2023
Dilution	Dilution is defined as the number of stock options outstanding, divided by the number of total shares outstanding	0.84%	0.84%	0.79%
Overhang	Overhang is defined as all stock options available for issue and stock options outstanding, divided by the number of total shares outstanding	1.04%	1.13%	1.20%
Burn Rate	Burn rate is defined as the total number of stock options granted in a fiscal year, divided by the weighted average number of shares outstanding for the fiscal year	0.12%	0.15%	0.14%
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4	Other Information
Directors’ and Executive Officers’ Indebtedness and Other Transactions with the Bank
Except as set out below, we are not aware of any current or former directors, director nominees, executive officers and employees, or any of their respective associates, having outstanding loans to TD other than routine indebtedness or amounts that have been repaid entirely as of the date of this circular.
Name and principal position	Involvement of TD	Largest amount outstanding during the fiscal year ended October 31, 2025	Amount outstanding as at January 15, 2026	Financially assisted security purchases during fiscal 2025	Amount forgiven during fiscal 2025
Sona Metha Group Head, Canadian Personal Banking	Lender	$3,160,114.80	$1,999,476.74	—	—
In addition, none of the bank’s directors or executive officers had a material interest in any material transaction or proposed transaction involving the bank in the last year. The bank has a number of policies and procedures that govern the review and approval of transactions with directors and officers. Under the bank’s Code of Conduct and Ethics, officers and directors must disclose at the earliest opportunity any interest they have in an existing or proposed material contract or transaction involving the bank in which they have some influence or perceived interest. Any such disclosure by officers must be made to their managers or, in the case of the CEO or a director, to the Board Chair. The bank’s Corporate Governance Guideline also contains procedures regarding director conflicts of interest, which are described under the “Governance” section of this circular. Under the Bank Act and its charter, the corporate governance committee is responsible for oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Bank Act. The corporate governance committee has established procedures that apply to a broad range of transactions with related parties, from the provision of products or services to a related party to the purchase of assets or services from a related party. In general, all transactions with related parties must be on market terms and conditions unless, in the case of banking products and services for bank officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.
Directors’ and Officers’ Liability Insurance
The bank maintains a Blended Financial Lines and Executive & Professional Liability insurance program which includes a directors’ and officers’ liability insurance policy. This insurance provides protection for current and former directors and officers against claims alleging liability or wrongful acts while serving in their capacity as directors and officers of the bank, its majority-held subsidiaries and entities, and other independent entities where that service is at the behest of TD. This insurance has a dedicated policy limit of $650 million per claim and in the aggregate for the term ending May 1, 2026. The insurance applies in circumstances where the bank is unable to indemnify its directors and officers for their acts or omissions. The bank pays the premiums associated with this insurance and there is no deductible for this coverage. Premiums paid by the bank relating to unindemnifiable directors’ and officers’ liability insurance are approximately $3.7 million.
Directors’ Approval
The board of directors has approved the contents and distribution of this circular to the common shareholders of the bank.
Antonietta Di Girolamo
Corporate Secretary
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5	Shareholder Proposals
The following 9 shareholder proposals have been made by certain holders of common shares of the bank for consideration at the meeting. After careful consideration of each proposal, and engagement with the proposal proponents, the board of directors of the bank opposes, and recommends that shareholders vote AGAINST, each of these proposals for the respective reasons set out below. All proposals and supporting statements have been printed as submitted.
Proposal 1
Proposal 1 was submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Québec H2X 1X3, requesting that the bank implement a wide range of measures to mitigate perceived disengagement from retail shareholders. The proposal was submitted in French and translated into English by the bank.
Strengthening Shareholder Participation at Annual General Meetings
Resolved:
It is proposed that the Board of Directors take the following measures to protect the organization and prevent the risks associated with the disengagement of savers and investors, who are often individual retail shareholders:
1.
Improving the voting experience

•
Work with transfer agents to simplify and make the voting process more accessible, including voting at meetings (virtual or in person) and proxy voting;

•
Interactive guides and explanatory videos to demystify the business on the agenda;

•
Personalized reminders or light incentives to encourage voting.

2.
Modernizing communications

•
Make communications clearer, more attractive and tailored to individual retail shareholders;

•
Accelerate the adoption of technological solutions (simplified electronic voting);

•
Optimize online voting platforms to make them more user-friendly on mobile devices;

•
Increase shareholders’ access to information, particularly those less familiar with digital technologies (paper newsletters, help lines, etc.).

3.
Engaging on specific issues across generations

•
Integration of strategic or societal topics likely to generate greater interest among young investors (climate, inclusion, AI, etc.);

•
Highlighting shareholder proposals and corporate governance issues in a simplified format.

4.
Documenting attendance

•
Disclosure in the circular, in a dedicated section with a summary table, of detailed information on attendance at meetings (in person and virtual, broken down), from a historical perspective over several years (at least since before COVID), including, where possible:

i.
the number of votes cast in absolute figures (and not just as a %),

ii.
the quorum,

iii.
the number of outstanding voting shares (broken down by class, including shares with multiple voting rights),

iv.
the number of shareholders (natural or legal persons, objecting or non-objecting beneficial owners [OBO/NOBO]) present and:

v.
the number of proxy holders (natural persons) representing them.

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Supporting Statement:
The gradual decline in shareholder participation, particularly among individual retail shareholders, raises a number of questions, particularly regarding its causes. A continuing downward trend, observed over several years, is well documented.
A worrying finding: data from Broadridge Proxy Pulse Canada(1) reveals that:
Participation by shareholder category
In 2025, Transat A.T. Inc. had to postpone its annual meeting due to a lack of quorum. This type of incident, which received media coverage(2), creates uncertainty in the market and causes concern among interested parties (stakeholders). Several TSX-V mining companies are facing similar situations.
By strengthening the participation of small shareholders, the bank will consolidate its democratic legitimacy, improve the quality of dialogue with all its security holders, and assert its leadership in modern and inclusive corporate governance.

(1)
https://www.broadridge.com/_assets/pdf/broadridge-proxypulse-2023-proxy-season-review.pdf

(2)
https://ici.radio-canada.ca/nouvelle/2161434/assemblee-transat-interrompue-quorum-insuffisant

The Board’s Response
The board of directors recommends voting AGAINST the proposal.

The board recommends voting AGAINST this proposal because: TD already makes shareholder participation a priority; the bank has proactively implemented several measures beyond legal requirements that meet or exceed industry standards to encourage participation at annual meetings and during proxy voting; participation data from previous meetings is already available to the public and follows industry norms and legal requirements; the additional requirements suggested in the proposal are unduly costly or burdensome, overly prescriptive, unworkable or in some cases impossible for TD to carry out alone.

TD recognizes shareholder engagement and participation and the exercise of fundamental voting rights at annual meetings are essential to good governance and the enfranchisement of shareholders. At its annual shareholder meetings, the bank ensures shareholders (including retail investors), can attend, ask questions, access information across multiple media, and vote virtually and in-person (depending on their preference), irrespective of their personal circumstances. This is reflected in TD’s long-standing practices that seek to enable meaningful and consistent shareholder participation at the bank’s shareholder meetings.
The bank has and continues to invest significantly in industry-leading practices to increase participation at its shareholders’ meetings and to make the voting process more accessible, convenient and clear. These efforts include: expanding the distribution of meeting materials; using notice-and-access to make meeting materials electronically available (as well as physically available, free-of-charge); sending personalized voting reminders to shareholders; having members of management reach out to and encourage participation by employee, consumer, and other retail shareholders; engaging Laurel Hill Advisory Group for retail and institutional shareholder outreach via email, text and telephone (both live phone calls and pre-recorded telephone messages); offering a toll-free number staffed by live agents enabling shareholders to vote quickly and securely; offering hybrid in-person and virtual shareholders’ meetings so all shareholders can participate irrespective of their location or personal circumstances; and continuously improving the clarity and readability of its annual proxy circular, including using simple tables to describe the various ways registered and non-registered (beneficial) shareholders can attend, vote and ask questions at shareholders’ meetings. These steps are not exhaustive, reflect industry-leading practices and demonstrate TD’s commitment to ensuring all shareholders who wish to participate, can participate and be heard.
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The proposal requests enhanced public disclosure of historical shareholder meeting participation data; however, TD already publicly discloses annual meeting participation data in line with Canadian banking standards and peer practices, TSX rules and Canadian securities laws. TD’s public disclosure provides shareholders with meaningful transparency on voting results and meeting participation, and TD’s shareholder participation rates have remained steady for several years, reflecting consistent and effective shareholder engagement.
The proposal requests extensive operational, disclosure and communications changes that are overly prescriptive and would require significant resources, including expanded materials, new technology and specialized communications campaigns. TD must weigh the added costs of intensive solicitation against the diminishing marginal returns associated with targeting shareholders with small equity positions or shareholders who have voluntarily chosen to not disclose their identities, attend meetings, or vote. Additionally, some of the proposal’s initiatives would involve changes to the proxy voting infrastructure and platforms made available in Canada and elsewhere, such as those provided by virtual meeting platform providers, transfer agents, Broadridge and other intermediaries, which are outside of TD’s control, making them unduly burdensome or impossible for TD to unilaterally implement.
The proposal was submitted in the same form to multiple issuers with differing circumstances; TD has not received feedback indicating its shareholders feel under-engaged or disenfranchised. TD’s current robust outreach strategies and meeting practices align with and, in many cases, exceed legal requirements and accepted standards among Canada’s largest public issuers. The fact that many retail shareholders elect not to vote at shareholders’ meetings is a global trend and not unique to TD.
For the above reasons, the board recommends that shareholders vote AGAINST this proposal.
Proposal 2
Proposal 2 was submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Québec H2X 1X3, requesting that the bank develop and make public a plan to increase the representation of young people within its governing bodies. The proposal was submitted in French and translated into English by the bank.
Inclusion of Young People in the Bank’s Governing Bodies
Resolved:
It is proposed that the bank’s Board of Directors develop and make public, by the 2026 Annual Meeting, a plan to increase the representation of young people (aged 35 and under) within its governing bodies.
Supporting Statement:
This plan will include, in particular:
•
Measurable targets for youth representation on the Board and its advisory committees;

•
Concrete mechanisms for identifying, recruiting and supporting candidates;

•
An annual report on progress and actions taken.

In a global environment marked by rapid changes and complex challenges — whether economic, social, or environmental — the ability of financial institutions to anticipate and adapt depends more than ever on the diversity and complementarity of the voices involved in their decision-making.
However, young people remain largely underrepresented in the structures of the country’s major businesses, including in the banking sector. This represents not only an equity issue, but also a strategic weakness.
Young people, through their proximity to new economic, technological and societal realities, have a keen understanding of emerging expectations, particularly in terms of sustainable finance, digital innovation and social transformation. Their participation in corporate governance would enrich strategic thinking and enable better anticipation of changes in behavior, markets and risks.
Several studies have shown that diversity within governing bodies not only improves the performance and innovation capacity of organisations, but also their resilience to crises and their credibility with interested parties (stakeholders).
By adopting a structured and transparent plan to promote the inclusion of young people in its corporate governance, the bank will send a strong signal of its commitment to building an institution that is more representative, more rooted in the reality of the country and better prepared for the challenges of tomorrow.
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The Board’s Response
The board of directors recommends voting AGAINST the proposal.

The board recommends voting AGAINST the proposal because: it is overly prescriptive and would restrict the board’s ability to govern effectively; TD already seeks input from younger stakeholders; decisions must be based on a broad mix of skills and experience, not just age; the proposed advisory structures do not align with North American banking governance standards; and TD already fosters diversity without enforcing strict age-based quotas.

While engaging with younger generations is important to the bank’s long-term success, the proposal would impose unduly prescriptive requirements, such as strict age-based representation targets and specialized advisory structures, that would constrain the board’s ability to govern itself effectively. Such constraints would be inappropriate, as TD must retain flexibility to govern itself in a manner consistent with its legal duties and responsibilities, evolving strategies and business needs and established governance frameworks.
As part of its business practices and the bank’s ongoing dialogue with the diverse communities it serves, the bank actively engages younger employees, customers and other stakeholders and incorporates their perspectives into product development, digital innovation and customer experience initiatives.
While TD values contributions from younger individuals, effective governance for the bank requires selecting a broad diversity of leaders based on the complement of skills, expertise, attributes and judgment necessary to oversee a complex, highly-regulated global systemically important bank — not only age. Introducing and prioritizing age-based targets over other attributes for board or committee representation conflict with TD’s skills- and merit-based approach to effective governance and could compromise the board’s ability to assemble the most qualified group of directors and officers. It is the board’s responsibility to ensure all members of its leadership possess the appropriate mix of skills, experience, character and attributes needed for effective oversight and execution of our strategy and plans, regardless of age.
Additionally, the proposed advisory structures are not aligned with North American governance practices — particularly within the banking sector — where governance standards focus on independence, experience, financial literacy and a comprehensive skill set, and would add unnecessary complexity without necessarily improving oversight. TD’s current governance practices meet or exceed Canadian regulatory, investor and governance standards, and implementing the proposal would create unnecessary constraints without enhancing the board’s ability to fulfill its oversight responsibilities.
TD’s commitment to a diversity of skills, expertise, attributes and judgment is evident from the significant refreshment and enhancement in diversity to its leadership undertaken in recent years. For example, at the 2025 annual shareholders’ meeting, TD put forward a significantly refreshed slate of director nominees with a broad range of diverse skills and attributes (including age range), with five incumbent directors retiring at that meeting, four new directors joining the board, one new director joining the board subsequent to the meeting, and significant refreshment of all of the board’s standing committees, including new chairs appointed to four of the five committees.
Lastly, TD’s governance philosophy already prioritizes diversity of perspectives, backgrounds and experiences without formal age-based commitments, through its skills matrix which the board regularly reviews and enhances. Doing so ensures the board remains well-equipped to oversee strategy and risk while avoiding strict age-based commitments that could limit the selection of the most qualified directors.
For the above reasons, the board recommends that shareholders vote AGAINST this proposal.
Proposal 3
Proposal 3 was submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Québec H2X 1X3, and requests that the bank adopt a more responsible compensation policy aligned with the bank’s overall performance. The proposal was submitted in French and translated into English by the bank.
Responsible Compensation Policy, Aligned with Performance
Resolved:
It is proposed that the Bank adopt a more responsible compensation policy that is aligned with the Bank’s overall performance.
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Supporting Statement:
In a context where wage restraint is expected across all sectors, it is essential that the compensation of senior executives reflects not only the actual performance of the business, but also the general economic situation and the social climate. In order to strengthen the legitimacy of compensation decisions and maintain the confidence of interested parties (stakeholders), it is proposed that the Board of Directors adopt, by the next annual meeting, a policy of restraint and accountability governing the compensation of senior executives.
This policy includes the following components:
1.
Alignment with performance and internal equity

2.
The growth in total compensation for senior executives (fixed salary, bonuses, long-term incentives) should follow clear and comparable guidelines, including:

•
the annual growth of the Bank’s adjusted net income;

•
the median growth of employee salaries;

•
the changes in the dividend per share.

•
This alignment allows for the recognition of executives to be concretely linked to the actual performance of the organization and the experience of all employees.

3.
Temporary cap during periods of economic pressure

•
During economic periods of high inflation, a housing crisis or stagnant incomes in the real economy, the Bank should consider introducing a temporary cap on annual executive compensation increases (e.g. 3% to 5%, except in clearly justified exceptional cases).

4.
Increased transparency in public reporting

5.
The annual compensation report should provide an explicit comparison between:

•
growth in senior executive compensation;

•
median growth of employee salaries;

•
financial and non-financial performance indicators.

Adopting such a policy would promote responsible corporate governance, ensure an equitable distribution of the value created, and prevent tensions related to excessive pay gaps. It would send a clear signal of discipline, transparency and commitment to sustainable performance.
The Board’s Response
The board of directors recommends voting AGAINST the proposal.

The board recommends voting AGAINST the proposal because: executive compensation at the bank is already a priority; the bank’s robust compensation programs already create clear alignment between pay and performance for senior executives; the bank employs a range of performance measures and metrics with significant deferred compensation to reinforce this alignment; the proposal duplicates current practices, is overly prescriptive, and would unnecessarily constrain the board’s and its committees’ decision-making around compensation decisions; and current reporting practices are already comprehensive and transparent, including in many cases exceeding applicable legal requirements.

TD recognizes that executive compensation is an important governance matter that directly influences the bank’s ability to attract, retain and motivate talented leaders while incentivizing the bank’s executives and other leaders to maximize the bank’s performance. TD is committed to ensuring that its approach to executive compensation is responsible, closely aligned with internal and external performance targets and serves the best interests of the bank and its shareholders, and the bank has a well-established and comprehensive process for doing so. Each year, the bank demonstrates this commitment by conducting an annual advisory say-on-pay vote and supplements these efforts by conducting extensive shareholder outreach, as discussed elsewhere under the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular. The feedback received from that vote and from shareholders directly informs the compensation decisions of the board of directors and its human resources committee. The say-on-pay vote results and any adjustments to the bank’s executive compensation program (ECP) are disclosed in detail each year in the bank’s circular.
The board has consistently demonstrated its ability to exercise discretion to ensure that executive compensation aligns with performance. For example, as disclosed in last year’s circular, the board, on the
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recommendation of the human resources committee, exercised discretion to significantly reduce compensation of certain executives to align pay outcomes with bank performance. This translated into an 89% reduction in the CEO’s total direct compensation year-over-year from 2023 to 2024, as well as reductions ranging from 25% to 35% in the variable compensation of other members of the SET in 2024. These adjustments reinforce the board’s and HRC’s commitment to ensuring that pay is directly tied to performance and that compensation structures remain disciplined, responsible and aligned with long-term shareholder value creation.
The proposal suggests that the bank tie compensation for senior executives to specified performance indicators; however, TD already incorporates a broad range of financial metrics, such as adjusted NIAT, ROTCE, relative total shareholder return (TSR), and other non-TSR metrics into its compensation framework. The bank also engages an independent external compensation advisor to provide compensation advice to ensure that TD’s compensation framework is responsible, rigorous, objective and informed by market best practices, balanced with the need to ensure the bank retains the appropriate compensation structures to attract, retain and motivate highly-qualified employees in an increasingly competitive talent market.
The proposal also requires that the bank incorporate detailed formulas, metrics and compensation caps during periods of economic pressure. While the proposal is well-intentioned, these requirements would be duplicative of practices already undertaken by the bank, would unduly restrict the human resources committee’s ability to exercise its informed judgment and could hinder the bank’s ability to respond in short order to evolving business needs and dynamic market conditions. A strong framework for compensation governance must allow for flexibility in permitting the board and its committees to consider the full range of financial, operational, strategic and risk-related factors affecting performance. Imposing specific formulas, metrics and compensation caps would unduly restrict directors’ ability to ensure that the bank’s compensation practices are balanced, competitive and aligned with shareholders’ long-term interests.
Lastly, TD’s existing compensation reporting practices are already robust and transparent. TD’s compensation disclosure includes extensive information on performance outcomes, compensation decisions, rationale for adjustments, voting results and shareholder feedback. This level of disclosure satisfies, and in many cases exceeds, prevailing legal disclosure requirements and Canadian corporate governance standards. The additional reporting requirements proposed in this proposal would be overly prescriptive and unnecessary given the bank’s existing practices.
For the above reasons, the board recommends that shareholders vote AGAINST this proposal.
Proposal 4
Proposal 4 was submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Québec H2X 1X3, requesting that the bank adopt a new skills diversification policy. The proposal was submitted in French and translated into English by the bank.
Strategic Diversification of Skills on the Board of Directors
Resolved:
It is proposed that the Board of Directors adopt a new skills diversification policy tailored to the challenges of today and tomorrow.
Supporting Statement:
This policy will include:
1.
The review of the Board’s skills matrix to explicitly include key areas such as:

•
Climate and sustainability;

•
Social and racial equity;

•
Relations with Indigenous people;

•
Ethics of artificial intelligence;

•
Community impact and responsible investment.

2.
A commitment to actively consider candidates from non-traditional backgrounds, including community, academic, Indigenous or technological backgrounds, provided these individuals have relevant strategic or societal expertise.

3.
The annual publication, in the proxy circular, of a transparent report on the diversity of expertise represented on the Board, and on the progress made in this area.

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The boards of directors of financial institutions operate in an environment where corporate governance issues are rapidly becoming more complex. Issues related to technology, climate risks, social equity, Indigenous rights and business ethics demand diversified and up-to-date expertise.
However, demographic diversity alone, while essential, is not enough. It is imperative to broaden the range of skills represented on the board to ensure:
•
Better quality deliberations and strategic decisions;

•
More accurate anticipation of emerging risks;

•
Strengthened social legitimacy and credibility of the organization;

•
Ability to meet the growing expectations of investors and society.

Actively integrating profiles from non-traditional backgrounds, particularly from community, Indigenous, academic, or technological circles, enriches collective thinking and better positions the organization to face the challenges of today and tomorrow.
Finally, the publication of transparent information on the diversity of expertise contributes to accountability and stakeholder confidence.
The Board’s Response
The board of directors recommends voting AGAINST the proposal.

The board recommends voting AGAINST the proposal because: it is unnecessary and duplicative of the bank’s existing robust skills identification and assessment procedures; the board already prioritizes and reviews diversity in skills, experience, background, and attributes when selecting candidates; the bank’s existing skills/experience matrix addresses all areas highlighted in the proposal; and the bank already provides robust and transparent disclosure to shareholders on diversity attributes and adopting this proposal would not provide any further benefit to shareholders.

TD recognizes that a diverse mix of skills, lived experience, attributes and perspectives is essential to effective governance and fosters engaging discussion. As a testament to the importance attributed to diversification of its board, TD last year completed a comprehensive review of its board skills matrix — a review which resulted in significant updates, including more detailed disclosure regarding the various key areas of experience covered in the matrix. These revisions responded to shareholder feedback, the evolving governance landscape, and guidance from the Canadian Coalition for Good Governance.
The proposal does not introduce new practices beyond those the board currently employs. Many of the considerations set forth in the proposal — namely, considerations for sustainability, equity, Indigenous relations, AI ethics and community impact — are already captured within the bank’s existing skills matrix, within the categories of “Environmental and Social Sustainability”, “Human Capital Management”, “Cybersecurity, Technology and Information Security”, and “Marketing/Consumer/Digital/Data”. See “Key Areas of Expertise/Experience” in this circular for further information.
Additionally, the board’s criteria when searching for and identifying director candidates already includes the consideration of individuals from a wide range of professional backgrounds and lived experiences, as evidenced by the highly diverse and accomplished director nominees put forward by the bank and significantly refreshed prior to the bank’s 2025 shareholders’ meeting. The bank routinely reviews its skills matrix and search criteria to ensure they remain current and aligned with the bank’s strategic needs, priorities and shareholder feedback, and will continue to do so.
Lastly, as discussed elsewhere in this circular under the “Key Areas of Expertise/Experience” section, the bank provides robust, transparent disclosure, in its annual management proxy circular on the diversity of attributes of its board.
For the above reasons, the board recommends that shareholders vote AGAINST this proposal.
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Proposal 5
Proposal 5 was submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Québec H2X 1X3, and requests that the board establish a permanent advisory committee to, among other things, review the systemic impacts of the bank’s decisions. The proposal was submitted in French and translated into English by the bank.
Formal Recognition of the Systemic Role of the Board of Directors
Resolved:
It is proposed that the Board of Directors establish a permanent advisory committee on the systemic impact of the Bank’s decisions.
Supporting Statement:
The mandate of this committee will include:
1.
Analyzing the systemic impact of the Bank’s strategic decisions on:

•
Economic inequality;

•
Access to property;

•
Climate and energy transition;

•
Social and territorial stability;

•
Human rights.

2.
Formulating recommendations aimed at reducing negative externalities and reinforcing positive societal effects of financing, investment and risk management activities.

3.
Publishing an annual systemic impact report, appended to the ESG report, presented to shareholders and the public, including practical and ascertainable indicators.

Financial institutions have a decisive influence on the economy, the social fabric and the environment. Through their decisions on financing, investment, and risk management, they contribute directly to shaping crucial issues such as access to housing, the fight against inequality, climate transition, and social stability.
Big banks, in particular, are called upon to assume this systemic responsibility, in a context where the expectations of shareholders, stakeholders and regulators in terms of responsible corporate governance are constantly increasing.
Formally recognizing this systemic role means placing the institution’s governance within a modern and proactive approach that is aligned with the public interest. This makes it possible to:
•
Anticipate reputational and operational risks related to negative externalities;

•
Strengthen the Bank’s long-term resilience;

•
Respond in a structured way to growing societal concerns;

•
Demonstrate credible leadership in responsible finance.

The creation of an advisory committee on the systemic impact of the Bank’s decisions would provide the Board of Directors with an independent and rigorous framework for analyzing these issues, formulating specific recommendations and ensuring transparent follow-up. The systemic impact report, integrated into the ESG report, would strengthen accountability and provide shareholders with a clear view of the progress made.
The Board’s Response
The board of directors recommends voting AGAINST the proposal.

The board recommends voting AGAINST the proposal because: the proposal would encroach on the board’s and its committees’ duties and responsibilities and their existing oversight of systemic risks; the proposal could undermine the bank’s risk management framework and impose overly prescriptive requirements on the bank. The bank already has strong governance and risk management practices, is subject to existing regulations, and follows approaches consistent with industry practices, including other leading Canadian banks.

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TD recognizes that a good understanding of broad societal, political, human capital and economic considerations matter and are instrumental in ensuring the bank’s long-term success, and the bank regularly considers the broader macro-economic environment in which it operates in its decision-making processes. However, the proposal to establish a permanent advisory committee tasked with analyzing the systemic impact of the bank’s strategic decisions on economic inequality, access to property, climate and energy transition, social and territorial stability and human rights is overly prescriptive and inconsistent with Canadian governance practices. If implemented, the requirement to institute a permanent advisory committee would limit the board’s ability to govern and would encroach on the board’s role by transferring responsibilities within the board’s purview to individuals without any fiduciary duties or responsibilities to the bank, its shareholders or other key stakeholders. Doing so would be inappropriate, as TD must retain the ability to govern in a manner consistent with its legal obligations, business needs and established and evolving governance frameworks.
TD’s governance practices are also consistent with widely-accepted norms among major Canadian public companies, including other global systemically important banks. These issuers apply a shareholder-primacy model that considers financial and non-financial factors, including systemic risks and impacts, when they are relevant to long-term value. TD’s approach is fully consistent with this mainstream Canadian governance model. The bank maintains a sound governance structure with five standing committees (including the corporate governance committee, the human resources committee, the risk committee, the audit committee and the remediation committee) and boards and committees at the TD subsidiary levels (each with a robust subsidiary governance program) that support the board in providing comprehensive oversight of strategy, risk and responsible business practices. Each committee is tasked with a wide range of responsibilities pursuant to their mandates, one component of which includes the identification and mitigation of evolving risks relevant to their mandates. These committees also have well-defined charters and provide, in the aggregate, comprehensive oversight of strategy, risk and responsible business practices for the bank. Additionally, several of the topics contemplated by the proposal — such as social issues, economic matters, climate and energy transition and human rights — are already addressed by existing standing committee charters. For further details concerning the board’s and each of its committee’s respective responsibilities and activities, including in relation to risk, during fiscal 2025, see the “Reports of the Board of Directors and Committees” section of this circular.
Many of proposal’s requested areas of focus involve broad social or policy matters that extend beyond the bank’s scope or fiduciary responsibilities. While some elements — such as climate risk, financial inclusion or human-rights considerations — naturally intersect with sound business and risk management practices, other issues are best addressed through government policy and legislation, not through new advisory structures performed by individuals that lack the access to or knowledge of information needed to properly make such assessments, or duties to do so in the bank’s best interests.
Financial institutions like TD are also subject to prudential regulation, which refers to the set of laws, rules and supervisory practices designed to ensure the safety, soundness and stability of banks and other financial institutions. This framework recognizes the systemically important role banks play in Canada’s economy, with the goal of protecting financial institutions from risks, protecting depositors, maintaining public confidence in the financial system and preventing systemic crises. Some key elements of prudential regulation include capital adequacy requirements, liquidity requirements, risk management systems, and supervisory oversight (OSFI). TD recognizes the important role that financial institutions play in the economy, but believes that the proposal’s added measures are duplicative, given that prudential regulation already subjects the bank to additional public policy and public interest obligations.
The bank maintains robust risk management and risk appetite frameworks which consider systemic risks to which the bank is exposed. Creating a permanent advisory committee to review the bank’s decisions pertaining to risk management would disrupt these existing processes and would impose unnecessary processes and constraints without delivering clear benefits to shareholders.
Lastly, the bank has routinely demonstrated its understanding of broader societal and economic considerations, including, for example, through the work of TD Economics, which has published articles on a range of topics including, among others, the importance of reconciliation initiatives with Indigenous Peoples(1), lifecycle emissions of electric versus gasoline vehicles in Canada(2), and the impact housing may have on wealth inequality in Canada(3).

(1)
https://economics.td.com/ca-critical-minerals-development-economic-reconciliation

(2)
https://economics.td.com/ca-lifecycle-emissions-electric-vs-gasoline-vehicles

(3)
https://economics.td.com/esg-housing-wealth-inequality

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TD operates under a well-established legal and governance framework requiring the board and management to act in the best interests of the bank, and to consider the interests of shareholders and a variety of other stakeholders. Existing director and officer duties at law already require the board and management to consider any relevant issues in the bank’s decision-making process, and so, when applicable, the board and management consider the topics addressed by the proposal. The bank’s consideration of key stakeholders is consistent with well-established Canadian law principles relating to directors’ duties. This includes statutorily prescribed requirements under corporate law and at common law that directors and officers of a corporation may consider, but are not limited to, the following factors when acting in the best interests of the corporation: the interests of shareholders, employees, retirees and pensioners, creditors, consumers, governments, the environment, and the long-term interests of the corporation. Accordingly, this proposal runs contrary to those well-established Canadian legal principles.
For the above reasons, the board recommends that shareholders vote AGAINST this proposal.
Proposal 6
Proposal 6 was submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Québec H2X 1X3, requesting that the bank produce a report on measures taken to prevent and reduce the risk of loans being granted to companies using forced labour and child labour in the production of goods by its clients using bank financing. The proposal was submitted in French and translated into English by the bank.
Fighting Against Forced Labour and Child Labour in Loan and Investment Portfolios
Resolved:
It is proposed that, starting in 2027, the Bank produce a report to its shareholders and interested parties [stakeholders*] on the measures taken during the previous financial year to prevent and reduce the risk of loans being granted to companies that use forced labor and child labor in the production of goods produced, purchased or distributed by its clients who use the Bank to finance their activities.
Supporting Statement:
It should be noted that, on May 11, 2023, the Fighting Against Forced Labour and Child Labour in Supply Chains Act(6) came into force. This act requires certain companies to file reports on their efforts to combat forced labor and child labor. The first of these reports must be filed by May 31, 2024.
While this Act aims to protect children from exploitation and human rights violations in supply chains, we propose that the Bank take a proactive stance on this issue by committing, as a good corporate citizen, to prevent and reduce the risk that its loan and investment portfolio includes any form of support for companies that use forced labor or child labor in their business activities.
It is important to us that the Bank be more proactive for the following key reasons:
1.
Financing, even indirectly, companies which are involved in forced child labor is incompatible with the fundamental values of Canadians, the banks’ public commitments to human rights and the expectations of stakeholders. Scandals related to forced labour can:

•
Trigger media campaigns and boycotts;

•
Cause lasting damage to the brand and public trust;

•
Affect relations with responsible institutional investors.

2.
Large institutional investors, including those committed to the Principles for Responsible Investment (PRI) and other ESG initiatives, demand rigorous management of human rights risks. Banks that delay action expose themselves to opposition votes at meetings and divestments.

3.
Quebec and the country position themselves on the international stage as defenders of children’s rights and ethical values. As influential players in the economy, the country’s banks have a responsibility to reflect these principles into their financial practices, thereby strengthening the country’s credibility and influence.

A proactive approach to reducing financing linked to forced child labor is not only a moral imperative, but a strategy for managing risk, protecting reputation and aligning with investor and stakeholder expectations. This enables the country’s banks to fulfill their role as responsible leaders in the global economy. This proposal has received the support of 27.19% of votes cast at the last annual meeting.

(6)
https://www.parl.ca/legisinfo/en/bill/44-1/s-211

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The Board’s Response
The board of directors recommends voting AGAINST the proposal.

The board recommends voting AGAINST the proposal because: the bank already has effective measures in place to address and report on the measures it takes to mitigate modern slavery, including forced and child labour; these issues are already managed and disclosed in compliance with existing legislation; the bank has had no major controversies relating to forced or child labour; and TD publishes, and shareholders can readily access, all relevant information in the bank’s current disclosures, including the annual Modern Slavery and Human Trafficking Report at www.td.com.

TD is committed to supporting and respecting the protection of human rights and stands against all forms of modern slavery and human trafficking. We understand the important role we play in respecting human rights, and we aim to avoid causing or contributing to adverse human rights impacts.
TD currently discloses the measures it takes to combat modern slavery in its operations and its supply chain, including forced labour and child labour, through reporting in compliance with applicable legislation in the jurisdictions where we operate. The report is available on the Sustainability Reporting page of the bank’s website at www.td.com.
The report addresses the following:
1.
TD’s Structure, Activities, and Supply Chains

2.
Modern Slavery Risks in Our Business and Supply Chains

3.
Measures to Assess and Address Modern Slavery Risks including

i.
Policies, Training, and Due Diligence Processes concerning our suppliers, our employees, and the services we provide to customers

ii.
Remediation, and

iii.
Assessing the Effectiveness of Our Approach

4.
TD’s Consultation and Governance Process for preparing the Report.

Additionally, TD publishes a Human Rights Statement, which is periodically refreshed and was most recently updated in August 2024. The Human Rights Statement reiterates our commitment to respecting human rights and further elaborates on our approach to supporting human rights. The Human Rights Statement is also available on the Sustainability Reporting page of the bank’s website at www.td.com.
Risk identification and assessment are integral to how the bank manages risk and are embedded throughout the organization in governance processes, risk programs and practices. This includes conducting risk-based analysis for all significant financial and non-financial risks that the bank faces, including environmental and social (E&S) risks. The bank evaluates the results of risk assessments and enhanced due diligence and may escalate transactions for review by the ESG Risk Management team, business segment-level and enterprise-level reputational risk committee, according to established risk governance.
We continue to evaluate and enhance our tools to identify and assess E&S risks, including risks associated with modern slavery. With respect to assessing such risks, in fiscal 2025 we launched a new E&S risk assessment into our third-party risk management program, further supporting our ability to identify, assess and monitor these risks on an ongoing basis. With respect to our non-retail credit lending processes, we also continue to invest in technology solutions to provide our frontline colleagues with effective and efficient risk assessment tools. In fiscal 2025, TD’s ESG Risk Management team made enhancements to its E&S risk assessment process for non-retail credit lending (including assessments of human rights and modern slavery risks) through the launch of a cloud-based platform, the Environmental and Social Risk Hub. On this platform, E&S risks from our non-retail credit clients can be assessed, escalated and monitored.
For the above reasons, the board recommends that shareholders vote AGAINST this proposal.
Proposal 7
Proposal 7 was submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Québec H2X 1X3, requesting that the bank produce a report on the use of artificial intelligence in relation to decision-making at senior levels, risk assessment and credit underwriting. The proposal was submitted in French and translated into English by the bank.
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Regulating Artificial Intelligence in order to Safeguard the Human Aspect
Resolved:
It is proposed that the Bank produce a report on the use of artificial intelligence in relation to decision-making at senior levels, risk assessment, and credit underwriting.
Supporting Statement:
Artificial intelligence is rapidly transforming the financial sector, particularly in terms of risk analysis, credit automation, fraud detection and product recommendation. However, this shift comes with new risks, which are well identified in international research and policy.
In a report published in August 2023 (Generative AI in Financial Services: Risks and Policy Considerations)(7), the International Monetary Fund (IMF) warns against:
“algorithmic biases, privacy violations, threats to financial stability and governance risks arising from the unregulated use of AI”.
At the same time, several renowned experts, including Yoshua Bengio, winner of the Turing Award and a leading figure in AI research, have publicly expressed their growing concern about the lack of effective safeguards. In an interview in Les Affaires (May 2023), Mr. Bengio stated: [translation]
“The urgency to act is real. Powerful AI systems are already able to manipulate or mislead.”
These warning signs have led to the adoption or study of regulatory frameworks in several countries. At the federal level, Bill C-276(8) — Digital Charter Implementation Act — currently before the Senate, proposes the creation of a specific legal framework for high-impact artificial intelligence. This framework will impose new responsibilities on businesses using AI, including banks.
In this changing regulatory and technological context, it is in the Bank’s interest to:
•
demonstrate its responsibility and transparency;

•
prevent legal, reputational and systemic risks;

•
position itself as a prudent and ethical leader in the adoption of AI.

The proactive publication of a structured report on the use of AI would enable shareholders to exercise informed oversight and allow the organization to build a corporatecoll governance worthy of the trust of the public and the authorities.
This report should address the measures taken by the Bank to:
•
promote transparency on how, why and when artificial intelligence is used;

•
evaluate the results of AI systems, including generative tools, in order to minimize bias and inaccuracies, and enable users to distinguish between AI results and those generated by humans;

•
train employees or contractors who develop or use AI so that they understand the legal, ethical and operational issues, including privacy protection, security and bias, and are able to adopt AI systems responsibly.

This proposal has received the support of 17.36% of votes cast at the last annual meeting.

(7)
https://www.imf.org/en/Publications/fintech-notes/Issues/2023/08/18/Generative-Artificial-Intelligence-in-Finance-Risk-Considerations-537570

(8)
https://www.parl.ca/LegisInfo/en/bill/44-1/c-27

The Board’s Response
The board of directors recommends voting AGAINST the proposal.

The board recommends voting AGAINST the proposal because: the bank already has robust governance, oversight and fairness controls in place to identify and manage AI risks and is continuously strengthening its risk management as AI evolves; the bank’s AI governance functions are applied in compliance with applicable regulations; and disclosing the detailed information requested about how AI is used in decision-making, such as risk assessments or credit underwriting, would expose proprietary information and harm the bank’s competitive position.

The bank’s approach to development and management of AI use cases (including generative AI) is effective and the bank has strong and appropriate measures in place to identify and mitigate related material risks. The bank has demonstrated leadership in responsible AI governance, risk management, transparency, and employee readiness.
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The bank continues to be proactive in addressing AI risks. Based on the bank’s use case roadmap and its 2025 assessment of the National Institute of Standards and Technology AI Risk Management Framework and industry best practices, TD continues to enhance our AI development and risk management capabilities. A number of organizations have published AI principles and identified measures that may be applied to AI systems. Our approach is informed by these published measures and adapted to best fit our needs. For example, the bank is a member of the Artificial Intelligence Safety Institute Consortium within the National Institute of Standards and Technology which aims to support the development and deployment of safe, secure, and trustworthy AI.
All models, including AI models, at TD are managed through TD’s model lifecycle management process which employs a “three lines of defense” approach to AI management that emphasizes and balances strong independent oversight involving multiple oversight functions with clear accountabilities for, and ownership of, risks related to deployment of AI systems. The Model Risk Management Framework and Global Compliance Model Oversight Policy are examples of our comprehensive and multifaceted risk management process, including safety, fairness, monitoring and validation.
Furthermore, TD is committed to meeting its regulatory obligations through its Regulatory Compliance Management Program in accordance with the current OSFI E-23 Model Risk Management Guideline (2017) (OSFI Guideline E-23), which includes meeting the regulatory obligations applicable to its AI and generative AI systems.
The bank is committed to responsible AI governance. Our Enterprise AI Target Operating Model (AI TOM) ensures robust governance, transparency, and ethical use of AI across all business lines. Later this year, we are rolling out a comprehensive and integrated AI Risk Management Policy that addresses compliance, data privacy, model risk, technology/security, and third-party risk management. Additionally, the AI TOM program includes centralized AI intake and risk assessment, with clear documentation and reporting templates. This enables TD to demonstrate transparency in how, why, and when AI is used and supports informed oversight.
The bank’s Model Risk Management (MRM) and Compliance Oversight of Model Office (COMO) functions are aligned with the OSFI Guideline E-23. These processes provide independent oversight, validation, and challenge for all AI models, including third-party and vendor solutions, ensuring that model risks such as bias, inaccuracies, and explainability are systematically addressed. Further, AI models that introduce a more-than-minimal risk to the bank undergo rigorous validation and risk-based review by MRM and COMO. These reviews specifically assess potential for bias, fairness, and accuracy, with compensating controls established where needed. Models impacting customers, employees or communities receive additional scrutiny to ensure regulatory compliance and ethical outcomes.
The bank continues to ensure that there is sufficient and relevant training on AI for employees. The bank’s AI Talent Strategy workstream ensures that employees and contractors developing or using AI receive targeted training on legal, ethical, and operational issues, including privacy, security, bias, and model risk. Training materials are regularly updated to reflect evolving regulatory requirements and best practices.
Lastly, TD must be prudent in determining what it discloses about its use of AI. Certain AI capabilities may provide a competitive advantage, and detailed public disclosure could enable competitors to replicate or exploit this information in ways that could harm the bank. For this reason, it would not be appropriate to provide ongoing granular reporting on AI deployment beyond existing requirements and measures taken by the bank. TD maintains strong oversight of its AI systems, as outlined above, ensuring that risks are effectively managed without compromising the bank’s competitive position.
For these reasons, the board recommends that shareholders vote AGAINST this proposal.
Proposal 8
Proposal 8 was submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Québec H2X 1X3, requesting that the bank disclose annually information relating to Country-by-Country reporting to allow for compensation ratio calculations in an effort to combat tax havens. The proposal was submitted in French and translated into English by the bank.
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Public Disclosure of Non-Confidential Information, Country-by-Country Reporting, Compensation Ratios and Tax Havens
Resolved:
It is proposed that the bank disclose annually, to the general public, the non-confidential information relating to its Country-by-Country Reporting for the purposes of detailed and meaningful calculation of compensation ratios, including broken down by jurisdiction, and for the purposes of contributing to the effort to combat tax havens, including in terms of transparency.
Supporting Statement:
On several occasions over the years, the bank received shareholder proposals from MÉDAC — and now from Vancity — requesting the calculation and disclosure of the compensation ratio. Despite the substantial number of votes received in support of these proposals (XX% in 2023), the bank still does not disclose its overall compensation ratio, as has been mandatory for some time now in the United States, and as many companies here in Canada already do.
Despite the fact that the compensation ratio should be published for all employees in accordance with the Global Reporting Initiative (GRI)(1) standards, public disclosure of non-confidential data under the “Country-by-Country Reporting” — Action 13(2) of the OECD/G20 Inclusive Framework(3) on BEPS (Base Erosion and Profit Shifting(4)), an international initiative to which the government is a signatory — would enable the calculation of significant compensation ratios that would allow the overall compensation ratio to be better interpreted by enriching the description of the context.(4)
Moreover, the disclosure of such non-confidential data to the general public — as is otherwise the case in several other countries, including Europe — would be an exercise of transparency, goodwill and good faith that would directly fuel efforts to fight tax evasion, tax avoidance, “tax havens” and other “laws of convenience”.
And yet, according to the Edelman Barometer(9) conducted in 2024 among the Canadian population, 59% of Canadian respondents believe that chief executive officers purposely try to mislead people by saying things they know are false or gross exaggerations. There is a clear distrust of traditional leaders and chief executive officers.
For all these reasons, the bank must make public, on an annual basis, the non-confidential data contained in its Country-by-Country Reporting.
This proposal has received the support of 9.99% of votes cast at the last annual meeting.

(4)
No citations or references accompanied this paragraph of the proponent’s statement.

(9)
https://www.edelman.ca/sites/g/files/aatuss376/files/2024-03/2024%20Edelman%20Trust%20Barometer_Canada%20Report_EN_0.pdf

The Board’s Response
The board of directors recommends voting AGAINST the proposal.

The board recommends voting AGAINST the proposal because: the bank already provides the necessary disclosures, including the CEO pay ratio, found on page 113 of this circular; the bank already complies with or exceeds all current laws and industry standards; the proposal is unnecessarily complex and would add excessive or overly prescriptive requirements; and the bank’s current disclosures reflect TD’s commitment to transparency in its compensation practices that align with shareholders’ interests and comply with regulatory standards.

The bank is committed to providing appropriate detailed disclosure to enable shareholders to evaluate the bank’s compensation plans, policies and practices. There are currently legislation and regulations in place requiring the bank to disclose the information requested by the proposal, and in particular the bank must follow proper financial reporting and due diligence requirements for tax transparency. As part of additional information provided to shareholders, the bank’s circular includes disclosure of our CEO pay ratio, a comparison of the President and CEO’s total compensation to the overall average compensation of a full-time equivalent employee, which can be found on page 113 of this circular. The bank also provides disclosure concerning its approach to employee total rewards, applicable to all TD employees, on the Sustainability Reporting page of the bank's website at www.td.com.
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Similarly, TD is committed to working transparently and cooperatively with tax authorities and publicly discloses its approach to tax governance annually. Information for fiscal 2025 will be available on the bank’s website in mid-March 2026 at https://www.td.com/content/dam/tdcom/canada/about-td/pdf/esg/
2025-public-accountability-statement-en.pdf. As noted in that disclosure, 92% of the taxes the bank paid in its 2025 fiscal year were in Canada and the U.S.
The bank will comply with the EU public Country-by-Country Reporting Directive (the Directive) as applicable legislation comes into effect in the EU member states where the bank operates. The first required disclosures under the Directive will be in respect of its fiscal year beginning November 1, 2024, which will be publicly disclosed by October 31, 2026. The bank will also comply with applicable country-by-country reporting legislation if and as it is passed in the other jurisdictions in which the bank operates. CEO-to-employee pay ratios are not currently part of country-by-country requirements, and we do not anticipate the information will form part of the bank’s associated disclosure.
For these reasons, the board recommends that shareholders vote AGAINST this proposal.
Proposal 9
Proposal 9 was submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Québec H2X 1X3, and requests that the bank adopt an annual advisory vote policy on its environmental and climate objectives and action plan. The proposal was submitted in French and translated into English by the bank.
Advisory Vote on Environmental Policies
Resolved:
It is proposed that the Bank adopt an annual advisory voting policy with regard to its environmental and climate objectives and action plan.
Supporting Statement:
According to the latest Banking on Climate Chaos report(10), financing provided to the fossil fuel industry by the country’s five largest banks reached nearly US$132 billion in 2024. This financing can be broken down as follows: Royal Bank, US$34.3 billion; Bank of Nova Scotia, US$26.2 billion; The Toronto-Dominion Bank, US$29.0 billion; Bank of Montreal, US$19.9 billion; and CIBC Bank, US$22.3 billion.
The Bank continues to support the development of this type of energy. Shareholders play a key role in the constructive dialogue between boards of directors and stakeholders. In this context, the advisory vote on environmental policy is not intended to impose specific objectives or compromise the competitiveness of the Canadian banking sector, but rather to:
•
Strengthen corporate governance and transparency, by ensuring that the environmental strategy is regularly submitted to shareholders for review;

•
Align the Bank’s practices with the growing expectations of international institutional investors, who consider environmental and climate issues to be major financial risks;

•
Reduce reputational risks, by demonstrating that the Bank is sensitive to environmental concerns without compromising its contribution to the Canadian economy;

•
Promote a gradual transition adapted to the North American context, avoiding radical or confrontational approaches.

It is important to remember that this vote is:
•
Advisory, non-binding, and thus respects the corporate governance of the Board of Directors;

•
Provides an opportunity to express measured support, without calling into question fundamental strategic choices or the Board’s independence;

•
Sends a signal of good corporate governance, demonstrating the Bank’s commitment to listening to its shareholders, without adopting a political or ideological stance.

Support for this proposal has grown in recent years but remains below the threshold of significant influence. By reaching a threshold of 30% or more, shareholders:
•
Send a clear but reasonable signal in favor of stronger environmental corporate governance;

•
Avoid the alternative of more intrusive regulatory or political pressure in the future;

•
Help preserve the Bank’s credibility and social acceptability, including in international markets.

This proposal has received the support of 17.50% of votes cast at the last annual meeting.

(10)
https://www.bankingonclimatechaos.org/?bank=JPMorgan%20Chase#fulldata-panel

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The Board’s Response
The board of directors recommends voting AGAINST the proposal.

The board recommends voting AGAINST the proposal because: an advisory say-on-climate vote is not an appropriate governance practice or industry standard; it would take responsibility away from the board and management in overseeing complex climate-related matters; a simple yes-or-no vote cannot replace meaningful engagement with stakeholders on the bank’s environmental and climate strategy, which engagement the bank conducts on an ongoing basis; and the bank already publishes and shareholders have access to clear information on the bank’s approach to climate change in this circular and in its sustainability reporting.

TD is contributing to a more sustainable future. Through the bank’s Climate Action Plan, TD embeds climate considerations and targets across its business lines, including as metrics in its ECP for compensation decisions, and capturing opportunities related to the transition to a low-carbon economy while helping to build environmental and business resilience across the bank. Full details of these efforts are set out under the “Sustainability at TD” section of this circular and in the bank’s sustainability reporting. However, the bank does not believe that an advisory vote on its environmental and climate strategy is appropriate, as it improperly shifts responsibility and accountability away from the board and management to the shareholders on important strategic matters, contrary to good corporate governance practices, the board and management’s duties and industry standards.
In approving the bank’s strategy, which includes environmental risks and opportunities, the board considers a broad range of inputs from various stakeholders through extensive engagement with shareholders, customers, analysts, regulators, rating agencies and non-governmental organizations with a particular interest in various aspects of the bank’s ESG strategies and performance. TD is committed to this engagement and believes it is an essential aspect of determining the bank’s strategy. For example, in fiscal 2025, directors held engagement sessions with institutional shareholders to receive investor feedback on sustainability, governance, compensation, strategy and other matters, including over 50 meetings held by the Board Chair and human resources committee chair with institutional shareholders on sustainability matters. Additional details on board engagement on sustainability matters are set out under the “Board Engagement on Sustainability, Governance and Other Matters” section of this circular.
As part of approving the bank’s strategy, which has been refreshed in fiscal 2025 following an intensive strategic review led by the bank’s Group President and CEO, Mr. Chun, the board is exposed to relevant information pertaining to the bank’s financial and competitive position and prospects. The volume, complexity and competitive sensitivity of this information is such that it is not practical or appropriate to publicly disclose all of it. Accordingly, the board believes that it would not be possible, as a practical matter, to provide shareholders with sufficient information to enable them to make an informed decision on a binary advisory resolution on important and complex strategic matters as suggested in the proposal. Even if such information could be made available to shareholders, absent a menu of choices to be considered, such a vote would not result in an actionable consensus on the part of shareholders for consideration by the board.
Given these complexities, the legal framework for the bank’s governance vests full authority and accountability for corporate strategy with the board of directors. The framework also recognizes the necessary dynamism of strategy setting and execution, which is an exercise repeated several times each year. Instituting an advisory vote once per year on the bank’s environmental and climate strategy would go against this framework and established governance best practices by delegating the board’s responsibilities of overseeing and determining corporate strategy to shareholders. Under the existing framework, shareholders who are dissatisfied with the bank’s overall strategy or performance can and are encouraged to engage with the board to voice concerns and have other mechanisms available to them for recourse, including the annual vote on the election of directors.
In the four years that a similar proposal has been voted on at the bank’s annual meeting, proxy advisory firms and the majority of shareholders have agreed that an advisory vote on environmental and climate objectives is not an appropriate governance mechanism. Canada’s preeminent corporate governance organization and the voice of institutional shareholders that invest in Canadian public equities — the Canadian Coalition for Good Governance — reported in 2023 following a roundtable discussion held with top institutional investors that say-on-climate votes were largely viewed as a blunt instrument and that investors prefer a dialogue on climate and environmental matters, rather than an advisory vote.(1)

(1)
See “CCGG Investor Perspective: Say on Climate Voting in 2022” at https://ccgg.ca/policies/

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Current government environmental regulation governs climate objectives and reporting standards, which the bank continues to meet, including following Task Force on Climate Related Disclosures (TCFD) 2021 Guidance on Metrics, Targets and Transition Plans. TCFD is the leading industry standard for disclosing material climate-related financial information. Lastly, the bank has adopted its own Climate Action Plan aligning with the net-zero initiatives in its operations and financing, the details of which are available on the Sustainability Reporting page of the bank’s website at www.td.com.
For the above reasons, the board recommends that shareholders vote AGAINST this proposal.
Withdrawn Shareholder Proposal
While this proposal will not be voted on at the meeting, the following withdrawn proposal is included at the request of the proponent as part of their withdrawal conditions.
InvestNow Inc. submitted a proposal on behalf of Gina Pappano, 7 Shannon Street, Toronto, Ontario M6J 2E6, regarding returning to viewpoint neutrality and fiduciary duty. InvestNow agreed to withdraw this proposal. The board thanks the proponent for their engagement regarding this proposal.
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Shareholder Inquiries
For information on voting your common shares at the meeting, see the “Voting Information” section in this circular. For other inquiries, see the contact information set out below.
If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports	Transfer Agent and Registrar
TSX Trust Company
301 – 100 Adelaide Street West,
Toronto, ON, M5H 4H1
1-800-387-0825 (Canada or U.S. only)
   or 416-682-3860
Facsimile: (for general inquiries) 416-361-0470
or (for sending proxies) 416-607-7964
Email: shareholderinquiries@tmx.com or
www.tsxtrust.com
Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports	Co-Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
   or
Computershare Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor
Beneficially own TD shares that are held in the name of an intermediary	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary
Annual and Quarterly Reports and Voting Results
Non-registered (beneficial) shareholders who wish to have quarterly financial statements of the bank for the next year delivered to them must complete and return the enclosed Request for Quarterly Reports; registered shareholders must mark the box identified as “Request for Quarterly Reports” on the enclosed form of proxy. To access the bank’s quarterly reports to shareholders as soon as they are released, please go to the Investor Relations section of the bank’s website on the day of release (www.td.com/investor/qr2026.jsp). Registered shareholders may cease to receive hard copies of the bank’s annual reports, containing the bank’s annual financial statements and annual MD&A, by marking the annual report waiver box at the bottom of the form of proxy. You will not receive a hard copy of an annual report if you mark the annual report waiver box at the bottom of the form of proxy; otherwise, a hard copy of the annual report will continue to be sent to you.
If you wish to view a copy of the voting results from the meeting, you may find them on the bank’s website (www.td.com/annual-meeting/2026) or on www.sedarplus.ca or www.sec.gov. You may also contact TD Shareholder Relations for a printed copy to be mailed to you.
For all other shareholder inquiries including voting assistance:	To communicate directly with independent directors:

Please contact TD Shareholder Relations,
•
By phone at 416-944-6367 or 1-866-756-8936

•
By mail to:

The Toronto-Dominion Bank
c/o TD Shareholder Relations
P.O. Box 1, Toronto-Dominion Centre
Toronto, Ontario M5K 1A2
•
By email to tdshinfo@td.com

Alternatively, you may also contact Laurel Hill Advisory,
•
By phone Toll Free at 1-877-452-7184 (416-304-0211 outside North America)

•
By email at assistance@laurelhill.com

You may contact the independent directors through the Board Chair,
•
By mail to:

Mr. John B. MacIntyre
Board Chair
The Toronto-Dominion Bank
P.O. Box 1, Toronto-Dominion Centre
Toronto, Ontario M5K 1A2
•
By email c/o TD Shareholder Relations to tdshinfo@td.com

Emails addressed to Mr. MacIntyre expressing an interest in communicating directly with the independent directors via the Board Chair will be communicated to Mr. MacIntyre.

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Caution Regarding Forward-Looking Statements
From time to time, the bank makes written and/or oral forward-looking statements, including in this circular, in other filings with Canadian regulators or the SEC, and in other communications. In addition, representatives of the bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements in this circular include, but are not limited to, statements relating to the expected timing and business of the annual meeting of shareholders, the bank’s approach to compensation and changes to the ECP, the bank’s financial projections and objectives, the bank’s anticipated board and committee governance, the bank’s strategies and approach and underlying assumptions to addressing environmental, social and governance (ESG) matters, the bank’s sustainability reporting, the bank’s U.S. BSA/AML remediation and risk management programs and strategies, and statements made in the enclosed letters and reports to shareholders. Forward-looking statements also include, but are not limited to, statements made in this document, the 2025 MD&A in the bank’s 2025 Annual Report under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2026” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and in other statements regarding the bank’s renewed strategy, objectives and priorities for 2026 and beyond and strategies to achieve them, the regulatory environment in which the bank operates, targets and commitments, the bank’s anticipated financial performance and the outlook for the bank’s operations or the Canadian, U.S. and global economies.
Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “suggest”, “seek”, “believe”, “expect”, “anticipate”, “intend”, “ambition”, “achieve”, “strive”, “confident”, “estimate”, “forecast”, “outlook”, “plan”, “goal”, “commit”, “target”, “objective”, “timeline”, “possible”, “potential”, “predict”, “project”, “foresee”, “may” and “could” and similar expressions or variations thereof, or the negative thereof, but these terms are not the exclusive means of identifying such statements. By their very nature, these forward-looking statements require the bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political and regulatory environments, such risks and uncertainties — many of which are beyond the bank’s control and the effects of which can be difficult to predict — may cause actual results to differ materially from the expectations, predictions, forecasts, projections, estimates, targets or intentions expressed in the forward-looking statements.
Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, process, systems, data, third-party, fraud, infrastructure, insider and conduct), model, insurance, liquidity, capital adequacy, legal and regulatory compliance (including financial crime), reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the bank operates (including policy, trade and tax-related risks and the potential impact of any new or elevated tariffs or any retaliatory tariffs); risks associated with the remediation of the bank’s U.S. Bank Secrecy Act (BSA)/anti-money laundering (AML) program and Enterprise AML program; geopolitical risk; inflation, interest rates and recession uncertainty; regulatory oversight and compliance risk; the ability of the bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions and integration of acquisitions, the ability of the bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; risks associated with the insured deposit account agreement between the bank and The Charles Schwab Corporation; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the bank’s technologies, systems and networks, those of the bank’s customers (including their own devices), and third parties providing services to the bank; data risk; model risk; external fraud activity; insider risk; conduct risk; the failure of third parties to comply with their obligations to the bank or its affiliates, including relating to the care and control of information, and other risks arising from the bank’s use of third-parties; the impact of new or proposed new and changes to, or application of, current laws, rules and regulations, including without limitation Bank Act and OFSI laws or regulations, consumer protection laws and regulations, tax laws, capital guidelines and liquidity regulatory guidance; environmental and social risk (including climate-related risk); exposure related to litigation and regulatory matters; increased competition from incumbents and new entrants (including fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; ability of the bank to attract, develop, and retain key talent; changes in foreign exchange rates, interest rates, credit spreads, equity prices and commodity prices; downgrade, suspension or withdrawal of ratings assigned by any rating agency, the value and market price of the bank’s common shares and other securities may be impacted by market conditions and other factors; the interconnectivity
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of financial institutions, including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the bank; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events.
The bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the bank’s strategy, plans, performance or results. For additional information, please refer to the “Caution Regarding Forward-Looking Statements” and “Risk Factors that May Affect Future Results” sections of the 2025 MD&A, and the sections related to strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, process, systems, data, third-party, fraud, infrastructure, insider and conduct), model, insurance, liquidity, capital adequacy, compliance, financial crime, reputational, environmental and social risk in the “Managing Risk” section of the 2025 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings “Significant Events” or “Update on the Remediation of the U.S. Bank Secrecy Act (BSA)/Anti-Money Laundering (AML) Program and Enterprise AML Program “ in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the bank. The bank cautions readers not to place undue reliance on the bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in the bank’s 2025 Annual Report are set out in the 2025 MD&A under the headings “Economic Summary and Outlook” and “Significant Events”, under the headings “Key Priorities for 2026” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, each as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable).
Any forward-looking statements contained in this circular represent the views of management only as of the date hereof and are presented for the purpose of assisting the bank’s shareholders, analysts and other interested parties in understanding the bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
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